Exhibit 99.3

THIS IS SCHEDULED RAILROADING management information circul ar and notice of annual meeting of shareholders april 26, 2024 CN-43 Circulaire EN.indb 1 2024-03-14 12:46

Notice of Annual Meeting of Shareholders In consideration of the health and safety of our shareholders, directors and employees and in light of the accessibility of the virtual platform, our annual meeting of holders of common shares will be conducted virtually via a live webcast meeting on Friday, April 26, 2024 at 10:00 a.m. (Eastern Daylight Time) at https://www.web.lumiagm.com/459454580. At this website, shareholders will be able to attend the meeting live, submit questions in writing or orally and vote their shares while the meeting is being held. As always, we encourage you to vote your shares prior to the annual meeting. For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2023, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving a resolution (the full text of which is set out on page 14 of the accompanying management information circular) confirming the adoption of and ratifying By-Law No. 2 relating to the Advance Nominations of Directors of Canadian National Railway Company (the "Company") (the full text of which is reproduced as Schedule “D” of the accompanying management information circular) adopted by the Board of Directors of the Company on December 5, 2023, as disclosed in the “Confirmation of Advance Notice By-Law” section of the accompanying management information circular; 5. considering and approving a resolution (the full text of which is set out on page 14 of the accompanying management information circular) approving proposed amendments to the Company’s Management Long-Term Incentive Plan, as disclosed in the “Approval of Amendments to the Management Long-Term Incentive Plan” section of the accompanying management information circular; 6. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 15 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; 7. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 15 of the accompanying management information circular) accepting the Company’s Climate Action Plan as disclosed in the accompanying management information circular; 8. considering the shareholder proposal described in Schedule “E”; and 9. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed March 1, 2024 as the record date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Cristina Circelli Vice-President, Corporate Secretary and General Counsel March 4, 2024 Montreal, Quebec CN-43 Circulaire EN.indb 2 2024-03-14 12:46

CN | Management Information Circular 2024 1 Letter to Shareholders March 4, 2024 Dear Shareholder, On behalf of the Board of Directors (“Board”) and management of Canadian National Railway Company (“the Company” or “CN”), we cordially invite you to attend the annual meeting of shareholders (“Meeting”), which will be held online on April 26, 2024, at 10:00 a.m. (Eastern Daylight Time). Our management information circular (“Information Circular”) describes the business to be conducted at the Meeting and provides information on executive compensation and CN’s environmental, social and governance practices. In addition to these items, we will discuss highlights of our 2023 performance and our plans for the future. CN is committed to long-term value creation through solid financial performance, increased shareholder distributions, a strong balance sheet and sound capital investment, all while striving to reduce our overall carbon emissions intensity. The Company’s strategic agenda is focused on accelerating sustainable, profitable growth. With a solid foundation of operational and service excellence, we are well positioned for success, as we build on our disciplined operating model, capabilities and talent. We are also building a sustainable future by Delivering Responsibly: moving our customers’ goods safely, efficiently and in a manner that seeks to minimize our impact on the environment; attracting, developing and retaining diverse talent; helping to make our communities safer and stronger while fostering close relationships with stakeholders; and adhering to the highest governance standards. For more information on the Company’s strategy and 2023 financial and operating performance, please consult our 2023 Report to Shareholders – THIS IS SCHEDULED RAILROADING. For more information on the Company’s sustainability performance, including our climate change commitments, performance, and disclosures, please consult the "Delivering Responsibly" section of our website, which includes the Company’s latest CDP and TCFD reports. CN values the support and perspectives of our shareholders, and we continue making it a priority to engage consistently and openly with all our shareholders and keep you informed of our plans and progress. We also understand our important responsibilities to the diverse mix of customers and geographies we serve, and to the communities along our network. Given the increasing complexity of our operating environment and our desire to grow, 2023 afforded us the opportunity to refresh our stakeholder and Indigenous engagement strategy with the aim of deepening our relationships and to further build trust and reciprocity. Our Board of Directors remains steadfast in its commitment to ensuring leading governance practices and is confident in the Company’s strategic direction. Amidst ongoing economic and geopolitical volatility and uncertainty, the Board in 2023 sought to challenge its own thinking, taking a dynamic and continuous improvement approach to our governance. The Board took an enterprise-level approach to evaluating risks, risk tolerance and mitigation capabilities, while reviewing strategic enablers including the development and evolution of our talent and culture, employee engagement, stakeholder and Indigenous relations, and our overall approach to sustainability. In addition to benefiting from conversations and engagement with third-party experts, the open and transparent dialogue and working relationship between the Board and the CN Leadership Team have also helped directors better understand and anticipate our business risks and opportunities in the near, medium, and longer term. Your participation in the affairs of the Company is important to us. To that effect, we are pleased to continue to embrace the latest webcast meeting technology, including live video and audio streams with simultaneous translation and closed captioning, to provide easy access and live communication for our shareholders and the Company. This setup eliminates any potential health risks associated with large gatherings while also enabling greater participation by our shareholders from any location in the world. It also aligns with our sustainability vision and practices. As in prior years and in accordance with our by-laws and applicable laws, we remain committed to effective shareholder engagement at the Meeting; our webcast will provide you with the opportunity to vote, ask questions in real time and interact with members of the Board and senior executive officers of the Company. For your views to be represented, we encourage you to vote your shares in advance of the Meeting over the internet, by phone, or by completing and returning the enclosed proxy or voting instruction forms, as applicable, even if you plan to attend the webcast Meeting. Please consult the section entitled "Delivery of Meeting Materials and Voting Information" beginning on page 7 of the Information Circular to find out how to attend the online Meeting and vote your shares. We are looking forward to your virtual attendance at the Meeting. We thank you for your continued support as we work to accelerate sustainable, profitable growth and fulfill our purpose to power the economy. Please stay safe and healthy. Sincerely, Shauneen Bruder Chair of the Board Tracy Robinson President and Chief Executive Officer Letter to Shareholders CN-43 Circulaire EN.indb 1 2024-03-14 12:46

CN | Management Information Circular 2024 2 What’s Inside Letter to Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1 Proxy Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 Delivery of Meeting Materials and Voting Information . . . . . 7 Your Vote is Important . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7 Important Information About the Meeting . . . . . . . . . . . . . . . . . . 8 Voting Procedures, Processes and Restrictions . . . . . . . . . . . . . . 9 Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .11 Business of the Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12 Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12 Election of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12 Appointment of Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12 Confirmation of Advance Notice By-Law . . . . . . . . . . . . . . . . . . .13 Approval of Amendments to the Management Long-Term Incentive Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .14 Advisory Vote on Executive Compensation . . . . . . . . . . . . . . . . .15 Advisory Vote on Climate Change . . . . . . . . . . . . . . . . . . . . . . . . . .15 Shareholder Proposal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15 Other Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15 Nominees for Election to the Board . . . . . . . . . . . . . . . . . . . . . . . . 16 Board of Directors Compensation . . . . . . . . . . . . . . . . . . . . . . . . . 28 Statement of Corporate Governance Practices . . . . . . . . . . . 32 Climate Action Plan Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48 Statement of Executive Compensation . . . . . . . . . . . . . . . . . . . . 52 Compensation Discussion and Analysis . . . . . . . . . . . . . . . . . . . 58 Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 88 Schedule “A” | Mandate of the Board . . . . . . . . . . . . . . . . . . . . . . 89 Schedule “B” | Reports of the Committees . . . . . . . . . . . . . . . . . 91 Report of the Audit, Finance and Risk Committee . . . . . . . . . . 91 Report of the Governance, Sustainability and Safety Committee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 93 Report of the Human Resources and Compensation Committee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 94 Report of the Pension and Investment Committee . . . . . . . . . 95 Schedule “C” | Additional Audit, Finance and Risk Committee Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . 96 Schedule “D” | Advance Notice By-Law . . . . . . . . . . . . . . . . . . . 98 Schedule “E” | Shareholder Proposal . . . . . . . . . . . . . . . . . . . . .100 Shareholder Voting Matters and Recommendation VOTING MATTER Election of 11 Directors BOARD VOTE RECOMMENDATION FOR each nominee FOR MORE INFORMATION SEE PAGE 16 VOTING MATTER Appointment of KPMG LLP as Auditors BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 12 VOTING MATTER Confirmation of Advance Notice By-Law BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 13 VOTING MATTER Amendments to the Management Long-Term Incentive Plan BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 14 VOTING MATTER Advisory Resolution on Executive Compensation BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 15 VOTING MATTER Advisory Resolution on Climate Action Plan BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 15 VOTING MATTER Shareholder Proposal BOARD VOTE RECOMMENDATION AGAINST FOR MORE INFORMATION SEE PAGE 100 This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company (“CN”) for use at the annual meeting of its shareholders to be held on April 26, 2024 or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of CN and “CN”, the “Company”, “we”, “us”, or “our” refer to Canadian National Railway Company. The Meeting will be held on April 26, 2024, at 10:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at March 4, 2024, except as indicated otherwise. CN-43 Circulaire EN.indb 2 2024-03-14 12:46

CN | Management Information Circular 2024 3 Forward-Looking Statements Certain statements included in this Information Circular or incorporated by reference herein are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including, but not limited to, our operations, priorities and plans, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements relating to revenue growth opportunities, including those referring to general economic and business conditions; statements relating to our environmental, social and governance (ESG) strategies and targets, including our climate goals and sustainability commitments; statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending; and statements relating to pension contributions. Forward-looking statements may be identified by the use of terminology such as “believes”, “expects”, “anticipates”, “assumes”, “outlook”, “plans”, “targets” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labour negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States, including its Annual Information Form and Form 40-F. See the section entitled “Business risks” of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023 (the “MD&A”), which section is incorporated by reference into this Information Circular, for a description of major risk factors relating to CN. The MD&A may be found online on SEDAR+ at www.sedarplus.ca, on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov through EDGAR, and on CN’s website at www.cn.ca in the “Investors” section. Other than in instances where CN specifically provides otherwise, information contained on, or accessible through, our website is not incorporated by reference into this Information Circular. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Non-GAAP Measures This Information Circular makes reference to non-GAAP measures including adjusted operating income, adjusted net income, adjusted diluted earnings per share, and free cash flow that do not have any standardized meaning prescribed by United States generally accepted accounting principles ("GAAP") and therefore, may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. For further details of these non-GAAP measures, including a recon-ciliation to the most directly comparable GAAP financial measures, refer to the section entitled "Non-GAAP measures" of the MD&A, which section is incorporated by reference into this Information Circular. The MD&A was filed on January 31, 2024 and may be found online on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the “Investors” section. CN-43 Circulaire EN.indb 3 2024-03-14 12:46

CN
Proxy Summary

Proxy Summary

The following summary highlights some of the important information you will find in this Information Circular, as well as information about our Company.

We recommend that you read the entire Information Circular before voting.

Board of Directors Highlights

5x Directors' minimum share ownership requirement set at 5 times the annual director retainer within 5 years	**100%** Percentage of director nominees, other than our President and CEO, who are independent	**14 years** Term limit for directors set at 14 years from their initial election or appointment date	**0** Board members that sit together on the board of another company
55% Percentage of director nominees who are women	**2.7 years** Average tenure of current board members	**75%** Percentage of Committee chairs who are women, in addition to our Board Chair	

Our Director Nominees

	NAME/AGE	TOP 4 COMPETENCIES[1]	DIRECTOR SINCE	POSITION	OTHER CURRENT PUBLIC BOARDS	SHARE OWNERSHIP[2] (MULTIPLE OF REQUIREMENT)	% OF VOTES FOR 2023
	**Shauneen Bruder** (64)	• CEO/Executive Leadership Experience • Strategic Planning • Risk Management/Safety • Technology/Innovation/Artificial Intelligence/Cybersecurity	2017	Corporate Director and Chair of the Board, CN	–	1.5	99.15
	**Jo-ann dePass Olsovsky** (59)	• Technology/Innovation/Artificial Intelligence/Cybersecurity • CEO/Executive Leadership Experience • Transport Industry/Logistics/Supply Chain/Global Trade • People and Talent Management/Organized Labour/ Diversity and Inclusion	2021	Corporate Director	–	0.5	98.40
	**David Freeman** (69)	• Transport Industry/Logistics/Supply Chain/Global Trade • Risk Management/Safety • CEO/Executive Leadership Experience • Strategic Planning	2022	Corporate Director	–	0.7	99.87
	**Denise Gray** (61)	• CEO/Executive Leadership Experience • Corporate Governance/Public Company Experience • Technology/Innovation/Artificial Intelligence/Cybersecurity • ESG	2021	Corporate Director	1	0.8	99.47
	**Justin M. Howell** (53)	• International/Global Experience and Perspective • ESG • Corporate Governance/Public Company Experience • Finance/Accounting/Investor Relations	2021	Senior Investment Manager, Cascade Asset Management Co.	1	0.6	99.43
	**Susan C. Jones** (54)	• CEO/Executive Leadership Experience • Government/Regulatory/Public Policy/Legal • People and Talent Management/Organized Labour/ Diversity and Inclusion • Customer Experience/Sales/Marketing	2022	Corporate Director	1	0.7	99.80
	**Robert Knight** (66)	• Finance/Accounting/Investor Relations • Transport Industry/Logistics/Supply Chain/Global Trade • Strategic Planning • Corporate Governance/Public Company Experience	2022	Corporate Director	2	0.4	99.77
	**Michel Letellier** (59)	• CEO/Executive Leadership Experience • Strategic Planning • Finance/Accounting/Investor Relations • ESG	2022	President and Chief Executive Officer, Innergex Renewable Energy Inc.	1	0.5	99.67
	**Margaret A. McKenzie** (62)	• Finance/Accounting/Investor Relations • Risk Management/Safety • Strategic Planning • ESG	2020	Corporate Director	1	2.2	98.97
	**Al Monaco** (64)	• CEO/Executive Leadership Experience • Risk Management/Safety • Strategic Planning • ESG	2023	Corporate Director	1	1.1	99.81
	**Tracy Robinson** (60)	• CEO/Executive Leadership Experience • Transport Industry/Logistics/Supply Chain/Global Trade • Strategic Planning • Customer Experience/Sales/Marketing	2022	President and Chief Executive Officer, CN	–	Note 3	99.89

(1) Refer to description of competencies on page 40 of this Information Circular.

(2) For a discussion on the shareholding requirements of the Board Chair and non-executive directors, please see the section on "Share Ownership" on page 30 of this Information Circular.

(3) For a discussion on Tracy Robinson's shareholding requirements, please see the section on "Stock Ownership" on page 68 of this Information Circular. Ms. Robinson is also enrolled in the ESIP. See "Employee Share Investment Plan" on page 67 of this Information Circular.

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CN | Management Information Circular 2024

5 CN | Management Information Circular 2024 Environment, Social & Governance Best Practices Adopted by CN ✓ All directors (including our Board Chair) are independent, with the exception of our President and Chief Executive Officer ✓ Adopted board interlock guidelines to further strengthen directors’ independence ✓ Separate Board Chair and President and Chief Executive Officer ✓ Director term limit set at 14 years and retirement age set at 72 years in order to favour Board refreshment ✓ Robust annual Board evaluation process, which incorporates feedback from management on Board effectiveness and peer reviews for individual directors ✓ Independent members of the Board meet in camera at or after every meeting, including special meetings ✓ Written Stakeholder and Indigenous Peoples Engagement Framework solidifies our commitment to engagement ✓ Written Diversity Policy applies to representation of under-represented groups on the Board and in executive management positions, and is reviewed regularly ✓ Targets for representation of women and other under-represented groups on the Board and for representation of women in executive management positions ✓ Comprehensive orientation program for new directors and continuing education program for existing directors, which includes education materials on key topics such as safety, technology and cybersecurity, sustainability and climate change, and DE&I ✓ Solid ethics program and written Code of Business Conduct which sets forth our values, mission and principles, and applies to all directors, officers and employees of CN, and is regularly reviewed ✓ Share ownership guidelines adopted for directors, including share holding requirements which continue for two years after directors leave the Board Environmental, Social and Governance Leadership CN’s Board of Directors earned the 1st position in 2023 in Canada for Corporate Governance in the Globe and Mail’s Report on Business’ annual comprehensive assessment of 219 S&P/TSX Composite Index Members. Annual advisory vote on CN’s Climate Action Plan received an approval rate of 96.53% at the 2023 annual meeting. Ranked among the Best 50 Corporate Citizens in Canada by Corporate Knights for the 15th consecutive year. Highest ranked Class I railroad in North America on the MSCI Indices for 2023. Named as one of the top sustainability performers in the transportation industry by S&P Global Sustainability Yearbook 2024. Listed on the Dow Jones Sustainability World Index and on the DJSI North America Index in 2023, for the 12th and 15th consecutive years, respectively. Transparency Our Delivering Responsibly sustainability report is part of our commitment to be open about our business and to communicate our progress with focus, clarity and comparability. In 2023, we published our latest biennial sustainability report, providing a comprehensive update on our sustainability strategy and performance. Our latest CDP Climate Change Response and Task Force on Climate Disclosure reports are also available on our website. Current NEOs 2023 Target Pay at Risk 23.8% Base Salary 76.2% At-Risk 20.1% Annual Incentive Bonus Plan 34.5% Performance Share Units Awards 21.6% Stock Options Awards Executive Compensation Disciplined Approach to Compensation CN’s approach to executive compensation continues to be driven by its goal to incentivize executives to create and deliver sustainable returns to shareholders. CN exercises a disciplined approach by ensuring short- and long-term incentive plans are structured to align realized pay with shareholder returns. Overall, CN’s approach to executive compensation ensures that target compensation supports the attraction and retention of executive talent while remaining within our executive compensation policy. Compensation programs are designed to encourage appropriate behaviour and include appropriate risk mitigation mechanisms. The 2023 executive compensation policy, which received an approval rate of 96.31% at the 2023 annual meeting of shareholders, aims to position our target total direct compensation between the median and the 60th percentile of the executives’ comparator group. Best Practices Adopted by CN ✓ The Annual Incentive Bonus Plan for executives is based on three factors; Corporate Financial component (70%), Corporate Strategic component (20%), and Corporate Safety component (10%), all based on performance against pre-set goals. ✓ Approximately 76.2% of NEOs’ target total direct compensation is at-risk and linked to CN’s performance. ✓ Provide shareholders an annual say on pay vote ✓ Benchmark compensation against a reasonable/size appropriate peer group ✓ Incentive payout capped and no guaranteed minimum payout ✓ Increased weighting of relative total shareholder return on Performance Share Units since 2020 ✓ Stringent stock ownership requirements ✓ President and CEO post-employment shareholding requirement ✓ Extended executive clawback policy allowing the clawback of bonus or incentive-based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement ✓ Double trigger change-of-control provisions ✓ Employees cannot engage in hedging activity or in any form of transactions in publicly-traded options on securities of CN ✓ No change of control tax gross-up protection Proxy Summary CN-43 Circulaire EN.indb 5 2024-03-14 12:46

CN | Management Information Circular 2024 6 2023 Published 9th Delivering Responsibly sustainability report demonstrating CN’s commitment to providing consistent and comprehensive disclosure. 2023 Announced participation in a global MOU to establish a Green Shipping corridor between Canada and the United Arab Emirates. 2021 1st North American railroad to commit to setting a net-zero 2050 target through the “Business Ambition for 1.5°C”. 2021 SBTi approved CN’s revised GHG targets to reduce Scope 1, 2, and 3 emissions in line with the Paris Agreement. 2021 1st North American railroad to secure a sustainability-linked loan tying the cost of capital to environmental targets. 2021 Developed a Climate Action Plan and is among the 1st companies globally to give shareholders an annual non-binding advisory vote. 2022 Became a founding participant of the Government of Canada’s Net-Zero Challenge to help businesses transition to net-zero emissions by 2050. 2006 Published first public sustainability report under the five pillars of Delivering Responsibly: environment, safety, people, community, and governance. 2009 1st of 15 consecutive years listed on Corporate Knights’ Best 50 Corporate Citizens of Canada. 2012 Listed on the Dow Jones Sustainability World Index for the first of 12 consecutive years. Launched EcoConnexions From the Ground Up program to help communities establish green spaces along our network. 2013 Committed to CN’s Indigenous Vision to build respectful and mutually beneficial relationships with all Indigenous peoples. 2014 Launched EcoConnexions Partnership Program to recognize the sustainability efforts of our customers and supply chain partners. In recognition, trees are planted on their behalf as part of our mass reforestation efforts. Created the Looking Out for Each Other program to strengthen our safety culture and performance. 2016 Committed to the United Nations’ Sustainable Development Goals. 2017 One of the 1st 100 companies in the world and 1st freight railroad with a GHG reduction target approved by the Science-Based Targets initiative (SBTi). 2018 Highlighted for climate leadership through CDP A-level scoring. 2019 Adopted the Sustainability Accounting Standards Board reporting standards. Celebrated 100 years of service and resiliency. Developed Life Critical Rules to embed safe work practices in major functions. 2020 Began creating Employee Resource Groups to bring employees with similar backgrounds together. 2020 1st North American railroad to issue a report aligned with the Task Force for Climate-related Financial Disclosures. 2022 Officially joined the United Nations Global Compact initiative and is participating in the Race To Zero. 2010 Publicly disclosed greenhouse gas (GHG) emissions footprint, risks, opportunities, and strategy through CDP. 1st North American railroad that published a sustainability report aligned with the Global Reporting Initiative. 2011 Launched EcoConnexions Employee Engagement program to embed sustainability in CN’s culture. 2022 CN’s Board of Directors achieved target of 50% of independent Board member representation by women. 2023 CN formally acknowledged its historical colonial role as it continues its journey toward reconciliation. Our Sustainability Journey Throughout the years, we have remained committed to our sustainability journey as we continue to work to build a more sustainable future. PICTURED: Henry House, AB Photo by CN employee Tim Stevens Proxy Summary CN-43 Circulaire EN.indb 6 2024-03-14 12:46

CN | Management Information Circular 2024 7 Delivery of Meeting Materials and Voting Information Your Vote is Important As a shareholder, it is important that you read this Information Circular carefully and then vote your shares, either before or at the Meeting, in accordance with the voting instructions set forth in this Information Circular. The following section provides you with information on how to vote your shares and participate at the Meeting. Notice and Access Consistent with past years, we are using “Notice and Access” to deliver this Information Circular to both registered and non-registered shareholders. Instead of receiving a paper copy of the Information Circular in the mail, shareholders who hold common shares of CN on the record date of March 1, 2024 (the “Record Date”) have access to it online. Shareholders will receive a package in the mail with a notice (the “Notice”) explaining how to access the Information Circular electronically and how to request a paper copy of it. A proxy form for registered shareholders or a voting instruction form for non-registered shareholders or holders of Employee Shares (as defined herein) will be included with the Notice with instructions on how to vote your shares. Using Notice and Access allows for quick access to the Information Circular, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. How to Access the Information Circular Electronically The Information Circular is available electronically through the following websites: • CN’s website www.cn.ca/en/investors • CN’s Transfer Agent, Computershare Trust Company of Canada (“Computershare”) www.envisionreports.com/CNR2024 • SEDAR+ www.sedarplus.ca • U.S. Securities and Exchange Commission (“SEC”) www.sec.gov through EDGAR How to Request a Paper Copy of the Information Circular and Financial Statements You may request paper copies of the Information Circular and the consolidated financial statements for the year ended December 31, 2023, and the auditors’ report thereon (the “Financial Statements”) and the related MD&A at no cost up to one year from the date the Information Circular was filed on SEDAR+ (on or about March 21, 2024). Your request should be received at least 10 business days prior to the Meeting date (before April 12, 2024) in order to receive the Meeting Materials in advance of the Meeting. Please note that you will not receive another proxy form or voting instruction form. Please retain your current one to vote your common shares. Before the Meeting Registered Shareholders and Holders of Employee Shares (as defined herein) may request paper copies of the Meeting Materials at no cost to you by calling Computershare at 1-866-962-0498 and entering your 15-digit control number as indicated on your proxy form or voting instruction form, as applicable, and following the instructions provided. Non-registered Shareholders (as defined herein) may request paper copies of the Meeting Materials by calling 1-877-907-7643 and entering the 16-digit control number provided on your voting instruction form and following the instructions provided. Please refer to the "Important Information About the Meeting - Assessing Shareholder Status" section on page 8 of this Information Circular if you are unsure whether you are a registered shareholder, a holder of Employee Shares or a non-registered shareholder of the Company. After the Meeting You may request paper copies of the Meeting Materials after the Meeting at no cost to you by contacting Computershare via their website www.investorcentre.com/service or by phone at 1-800-564-6253. A copy of the Meeting Materials will be sent to you within 10 calendar days of receiving your request. QUESTIONS If you have any questions regarding the Notice and Access mechanism or the Meeting, you can contact Computershare via their website (www.investorcentre.com/service) or by phone at 1-800-564-6253. Charlotte, MI Photo by CN Employee Dylan Dowen Voting Information CN-43 Circulaire EN.indb 7 2024-03-14 12:46

CN | Management Information Circular 2024 8 Important Information About the Meeting The Meeting will once again be conducted online only, via a live webcast. Holding a virtual-only Meeting eliminates any potential health risks associated with large gatherings while also enabling greater participation by our shareholders, and aligns with our sustainability vision and practices. While shareholders will not be able to attend the Meeting in person, as in previous years and in accordance with our by-laws and applicable legislation, we remain committed to effective shareholder engagement at the Meeting. You will be able to attend, participate, vote, and engage with Board members and senior executive officers at the Meeting online via the live webcast. Assessing Shareholder Status This section provides detailed information on how to attend, vote and participate at the Meeting, which may vary depending on how your common shares of the Company are held. Please also see the Virtual AGM User Guide, which was included with the Meeting materials mailed to you and is available on our website www.cn.ca under "Investors/ Annual Meeting". How you can attend, vote and participate at the Meeting will vary depending on if you are a registered shareholder, a non-registered shareholder, or a holder of Employee Shares. Registered Shareholder: You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (DRS) confirmation. If you are a registered shareholder, you will receive a proxy form containing the relevant details concerning the business of the Meeting, including a 15-digit control number that is needed to (1) join the live webcast on the day of the Meeting, (2) vote by proxy in advance of the Meeting or vote during the Meeting, and (3) submit your questions either in advance of the Meeting or during the Meeting. Holder of Employee Shares: You are a holder of Employee Shares if you are an employee of the Company who purchased common shares (“Employee Shares”) under the Company’s Canadian and U.S. Employee Share Investment Plans and its Savings Plan for U.S. Operations (collectively, the “Plans”). Employee Shares remain registered in the name of the Plans’ Custodian (currently Computershare or Fidelity Institutional Retirement Services Company, as applicable), unless the employees have withdrawn their common shares from the Plans in accordance with the applicable provisions of such Plans. If you are a holder of Employee Shares, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a 15-digit control number that is needed to (1) join the live webcast on the day of the Meeting, (2) vote by proxy in advance of the Meeting or vote during the Meeting, and (3) submit your questions either in advance of the Meeting or during the Meeting. Non-registered Shareholder: You are a non-registered shareholder if your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker. If your common shares are listed in an account statement provided to you by your broker, such common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent or nominee of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a 16-digit control number that is needed to (1) join the live webcast as a guest on the day of the Meeting, (2) vote by proxy in advance of the Meeting, and (3) submit your questions either in advance of the Meeting or during the Meeting. Note: If you are a non-registered shareholder and you wish to vote during the Meeting, you will first need to appoint yourself as a proxyholder by following the procedures explained in the “Voting Procedures, Processes and Restrictions” section beginning on page 9 of this Information Circular. Attending the Online Meeting If you are a registered shareholder or a proxyholder (including non-registered shareholders who have appointed themselves as proxyholder), or holder of Employee Shares you will be able to attend the Meeting online, ask questions and securely vote your shares in real time as follows: 1. Log in online at www.web.lumiagm.com/459454580 2. Click “I have a login” and then enter your 15-digit control number or 4-character login code, as applicable, and password CNR2024 (case sensitive). Registered Shareholders and Holders of Employee Shares: The 15-digit control number is located on your proxy form or voting instruction form, as applicable, or in the email notification you received. Proxyholders, including Non-registered Shareholders who have duly appointed themselves as proxyholder: Once appointed and registered as proxyholder as described below under “Voting – Non-Registered Shareholders” and “Appointing a proxyholder to represent you and vote at the Meeting”, Computershare will provide you with a 4-character code which will allow you to log in. Note: You must be connected to the Internet at all times during the Meeting to vote when balloting commences. If you are a non-registered shareholder and you have not duly appointed and registered yourself as proxyholder, you will not be able to vote at the Meeting. You will still be able to attend the virtual Meeting as a guest and ask questions, provided you follow the steps highlighted in the “Submitting Questions” section on page 10 of this Information Circular. People who are not shareholders or duly appointed proxyholders may attend as guests, but they will not be able to vote online at the Meeting or ask questions. Voting Who can Vote Holders of common shares of CN as at the close of business on the Record Date (March 1, 2024) are entitled to vote at the Meeting or at any adjournment or postponement thereof, either live virtually or by proxy. As of the close of business on the Record Date, the Company had 640,240,116 common shares issued and outstanding. Subject to the voting restrictions described in the "Voting Procedures, Processes and Restrictions" section of this Information Circular, each common share carries the right to one vote. How to Vote If you are eligible to vote as described above under "Who can Vote", you can vote your common shares at the Meeting virtually or by proxy in advance of the Meeting, as explained below. We encourage you to vote your shares by proxy prior to the Meeting; doing so is the easiest and more convenient way to vote your shares. Voting Information CN-43 Circulaire EN.indb 8 2024-03-14 12:46

CN | Management Information Circular 2024 9 Voting Procedures, Processes and Restrictions Please read the following carefully, as different voting procedures apply whether you are a registered shareholder, non-registered shareholder or holder of Employee Shares. REGISTERED SHAREHOLDERS (Proxy Form) HOLDERS OF EMPLOYEE SHARES (Voting Instruction Form) Voting by Proxy Before the Meeting BY INTERNET Go to www.investorvote.com and follow the instructions. You will need your 15-digit control number found on your proxy form or voting instruction form, as applicable. BY MAIL Complete and return the proxy form or voting instruction form, as applicable, in the prepaid envelope provided. BY PHONE Call 1 866-732-VOTE (8683) toll-free. You will need your 15-digit control number found on your proxy form or voting instruction form, as applicable. Your duly completed proxy form or voting instruction form, as applicable, must be received by our tabulator, or, if you choose to vote by Internet or by phone, you must have done so by no later than 5:00 p.m. on April 24, 2024 (Eastern Daylight Time), or if the Meeting is adjourned or postponed, no later than 5:00 p.m. on the second business day prior to the day fixed for the adjourned or postponed Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting at her discretion, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice. Voting at the Meeting If you wish to vote at the Meeting, you do not need to complete or return your proxy form or voting instruction form. The day of the Meeting you will be able to vote via the live webcast by completing a ballot online during the Meeting. You will need to visit www.web.lumiagm. com/459454580 and check-in using your 15-digit control number and password (CNR2024) (case sensitive). You may appoint a person other than the directors and officers designated by the Company on your proxy form or voting instruction form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder of the Company. To do so, (1) strike out the names of our directors and officers that are printed on your proxy form or voting instruction form and write the name of the person you are appointing in the space provided; (2) complete your voting instructions; (3) sign, and date the form; and (4) return your duly completed proxy form or voting instruction form to Computershare, the Company’s registrar and transfer agent, as instructed. Please ensure the person you appoint is aware they have been appointed to attend and vote at the virtual Meeting on your behalf. They must attend the Meeting to vote your shares on your behalf. In addition, in order for your proxyholder to participate in the virtual Meeting, you must register their appointment as proxyholder by completing the online form available at www.computershare.com/CNR by 5:00 p.m. (Eastern Daylight Time) on April 24, 2024, to allow your proxyholder to obtain a 4-character login code for the Meeting. This code will allow your proxyholder to log in to the live webcast and vote at the Meeting using the virtual Meeting platform. Without this code, your proxyholder will not be able to vote at the Meeting. Computershare will provide your duly appointed proxyholder with the 4-character login code on the day prior to the Meeting, provided your duly completed proxy form or voting instruction form has been received by Computershare prior to the voting deadline stated above and you have duly registered them as a proxyholder in accordance with the procedures outlined above. Note: You cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. NON-REGISTERED SHAREHOLDERS (Voting Instruction Form) Voting by Proxy Before the Meeting BY INTERNET Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number found on your voting instruction form. BY MAIL Complete and return the voting instruction form in the prepaid envelope provided. BY PHONE Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 16-digit control number found on your voting instruction form. In all cases, your vote must be received by our tabulator by no later than 5:00 p.m. on April 24, 2024 (Eastern Daylight Time), or if the Meeting is adjourned or postponed, no later than 5:00 p.m. on the second business day prior to the day fixed for the adjourned or postponed Meeting. Please follow the instructions from your intermediary (including any deadlines) when returning your voting instructions (whether by phone, by Internet or by mail) to make sure we receive your vote within this deadline. Late proxies may be accepted or rejected by the Chair of the Meeting at her discretion, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice. Voting at the Meeting A non-registered shareholder who wishes to vote at the Meeting MUST appoint themselves as proxyholder by inserting their name in the space provided on the voting instruction form and following all the applicable instructions, including the deadline, provided by their intermediary. Computershare must receive your appointment no later than 5:00 p.m. on April 24, 2024 (Eastern Daylight Time). In addition, you must register your appointment as proxyholder by completing the online form available at www.computershare.com/CNR by 5:00 p.m. (Eastern Daylight Time) on April 24, 2024, to obtain a 4-character login code for the Meeting. This code will allow you to log in to the live webcast and vote at the Meeting. Without this code, you will not be able to vote at the Meeting. Computershare will provide you with the 4-character code the day prior to the Meeting, provided you have duly completed and returned your voting instruction form and registered your appointment as proxyholder in accordance with the procedures set out above. The day of the Meeting, you will need to visit www.web.lumiagm. com/459454580 and check-in using your Computershare-assigned 4-character code and password CNR2024 (case sensitive). You may appoint a person, other than yourself or the directors and officers designated by the Company on your voting instruction form, to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder of the Company. If you wish to appoint someone else to vote your shares for you at the Meeting, the same procedures outlined above apply. If you choose to appoint someone else to vote your shares for you at the Meeting, please ensure the person you appoint is aware that they have been appointed to attend the virtual Meeting and vote on your behalf. That person must attend the Meeting to vote your shares on your behalf. Note: You cannot appoint anyone other than the directors and officers named on your voting instruction form as your proxyholder if you vote by telephone. Voting Information CN-43 Circulaire EN.indb 9 2024-03-14 12:46

CN | Management Information Circular 2024 10 SUBMITTING QUESTIONS Following the Meeting, we will hold a live Q&A session, during which we intend to answer all written questions submitted before or during the Meeting. Only shareholders may submit questions, either before or during the Meeting. Guests who are not shareholders will not be able to submit questions either before or during the Meeting. To Ask a Question Before the Meeting Registered Shareholders and Holders of Employee Shares Visit www.investorvote.com and log in using the 15-digit control number included on your proxy form or voting instruction form, as applicable. Once past the login screen, click on “Submit Questions,” complete the question form and click “Submit.” Non-Registered Shareholders Visit www.proxyvote.com and log in using the 16-digit control number included on your voting instruction form. Once past the login screen, click on “Submit Questions,” complete the question form and click “Submit.” To Ask a Question During the Meeting Registered Shareholders and Holders of Employee Shares You may ask a question either: (1) in writing through the live webcast at www.web.lumiagm.com/459454580 by logging in with your 15-digit control number and password CNR2024 (case sensitive), typing your question(s) into the "Messaging" field, and clicking “Submit”; or (2) verbally, either through the live webcast or through the conference call by dialing 1-844-698-2221 (toll-free in Canada and the United States) or (647) 694-6144 (outside of Canada and the United States) and using your 15-digit control number. In each case, a meeting operator will place your question in a queue and open the web or phone line at the appropriate time. Non-Registered Shareholders You may ask a question either: (1) in writing through the live webcast at www.web.lumiagm.com/459454580 by logging in as guest and completing the “control number” field using your 16-digit control number provided for on your voting instruction form , then typing your question(s) into the "Messaging" field, and clicking “Submit”; or (2) verbally, either through the live webcast or through the conference call by dialing 1-844-698-2221 (toll-free in Canada and the United States) or (647) 694-6144 (outside of Canada and the United States) and using your 16-digit control number. In each case, a meeting operator will request your 16-digit control number and place your question in a queue and open the webcast or phone line at the appropriate time. The Chair of the Meeting reserves the right to edit or reject questions she deems profane or otherwise inappropriate in accordance with the rules of conduct of the Meeting, which are available at www.cn.ca under "Investors/Annual Meeting" and on the Meeting webpage. Any questions pertinent to the Meeting that cannot be answered during the Meeting due to time constraints will be posted online and answered at www.cn.ca under "Investors/Annual Meeting". The questions and answers will be available as soon as practical after the Meeting and will remain available for one week after posting. The Chair of the Meeting has broad authority to conduct the Meeting in a fair and orderly manner. To ensure the Meeting is conducted in a manner that is fair to all shareholders, the Chair of the Meeting may exercise broad discretion regarding the order in which questions are answered and the amount of time devoted to answering any question. Consistent with our prior annual meetings, all questions submitted in accordance with our rules of conduct for the Meeting are generally addressed in the order received. How Your Shares will be Voted You can choose to vote FOR, WITHHOLD or AGAINST, depending on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (who are the Board Chair and the President and Chief Executive Officer of the Company, or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company, as applicable) or you may appoint someone else to vote for you as your proxyholder by using the enclosed proxy form or voting instruction form. You have the right to appoint any other person or company (who need not be a shareholder of the Company) to attend and act on your behalf at the Meeting. That right may be exercised by following the procedures set forth in the “Voting Procedures, Processes and Restrictions” section of this Information Circular. Make sure that the person you appoint is aware that they have been so appointed and that this person logs into the online Meeting using the credentials you created for them as your appointee. Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy form or voting instruction form. If no instructions are indicated, your common shares represented by proxies in favour of the Board Chair or the President and Chief Executive Officer (or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company) will be voted as follows: i) FOR the election of each of management’s nominees as Board directors. ii) FOR the appointment of KPMG LLP as auditors. iii) FOR the resolution confirming the adoption of By-Law No. 2 relating to the Advance Nominations of Directors of the Company, as disclosed in the “Confirmation of Advance Notice By-Law” section of this Information Circular (the full text of which is reproduced as Schedule “D” to this Information Circular). iv) FOR the resolution approving proposed amendments to the Company’s Management Long-Term Incentive Plan, as disclosed in the “Approval of Amendments to the Management Long-Term Incentive Plan” section of this Information Circular. v) FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Statement of Executive Compensation” section of this Information Circular. vi) FOR, in an advisory, non-binding capacity, the Company’s Climate Action Plan as disclosed in this Information Circular. vii) AGAINST the shareholder proposal described in Schedule “E” of this Information Circular. viii) At the discretion of the proxyholder regarding amendments or variations to any of the foregoing matters or on such other business as may properly be brought before the Meeting. As of the date of this Information Circular, CN’s management is not aware of any such amendment, variation or other business likely to be brought before the Meeting. If, however, any such amendment, variation or other business properly comes before the Meeting, proxies will be voted at the discretion of the person or persons named in the proxy form or voting instruction form. The persons named in the proxy form or voting instruction form will vote on such matter(s) in accordance with their best judgment. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management of the Company will vote for the election in their stead of such other person as management may recommend. As of the date of this Information Circular, management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office. The Board and management are recommending that shareholders vote FOR items (i), (ii), (iii), (iv), (v) and (vi) and AGAINST item (vii). A simple majority (50% plus one) of the votes cast will constitute approval of each of these matters. Voting Information CN-43 Circulaire EN.indb 10 2024-03-14 12:46

CN | Management Information Circular 2024 11 Changing Your Vote You may change your vote at any time by: • voting again by Internet or phone before 5:00 p.m. on April 24, 2024 (Eastern Daylight Time) (or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second business day prior to the day fixed for the adjourned or postponed Meeting); • completing an instrument in writing (which includes another proxy form or voting instruction form, as applicable, with a date later than the date of your initial vote) executed by you or by your attorney (duly authorized in writing), and either (1) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, 16th Floor, Montreal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. on April 24, 2024 (Eastern Daylight Time) (or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second business to the day fixed for the adjourned or postponed Meeting) or (2) filed electronically with the Chair of the Meeting (at CN_Chair@cn.ca) prior to the Meeting’s commencement on the day of the Meeting or any adjournment or postponement thereof; or • any other manner permitted by law. Proxies received later than 5:00 p.m. (Eastern Daylight Time) on April 24, 2024, may be accepted or rejected by the Chair of the Meeting at her discretion. The Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice. CN’s Voting Restrictions Our articles of continuance, as amended, provide that no person, together with their associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 25% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with their associates exceeds such 25% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or their associates. To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, the only people who beneficially own, or directly or indirectly exercise control or direction over, shares carrying 10% or more of the voting rights attached to any class of shares of the Company are Mr. William H. Gates, III and Ms. Melinda French Gates. Mr. Gates is the sole member of Cascade Investment, L.L.C., which held, as of the Record Date, 9,534,142 common shares of the Company (representing approximately 1.49% of the outstanding common shares of the Company on the Record Date). As of the Record Date, Ms. French Gates individually held 10,150,618 common shares of the Company, representing approximately 1.59% of the outstanding common shares of the Company on the Record Date. Mr. Gates and Ms. French Gates are also both co-trustees of the Bill & Melinda Gates Foundation Trust, which held, as of the Record Date, 54,826,786 common shares of the Company (representing approximately 8.56% of the outstanding common shares of the Company on the Record Date). Hence, on the Record Date, Mr. Gates and Ms. French Gates were each deemed to have control or direction over 64,360,928 and 64,977,404 common shares of the Company, representing 10.05% and 10.15% of the outstanding common shares of the Company, respectively. Additional Information Proxy Solicitation Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of Morrow Sodali (Canada) Ltd. for the solicitation of proxies in Canada and the U.S. at a cost estimated to be approximately C$40,000 plus additional costs relating to out-of-pocket expenses. Questions If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form or voting instruction form, as applicable, please call the Company’s proxy solicitation agent at 1-888-999-0818 (toll-free in North America) or at 1-289-695-3075 (outside of North America), or contact them by e-mail at assistance@ morrowsodali.com. Technical Assistance For any technical difficulties experienced during the Meeting, please call the technical support number that will be posted on the Meeting log in page at www.web.lumiagm.com/459454580. Transfer Agent You can contact the transfer agent at: Computershare Trust Company of Canada 100 University Ave., 8th Floor Toronto, Ontario M5J 2Y1 Telephone: 1-800-564-6253 Online (English): www.investorcentre.com/service Online (French): www.centredesinvestisseurs.com/service Intermediaries Fees Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners. Voting Information CN-43 Circulaire EN.indb 11 2024-03-14 12:46

CN | Management Information Circular 2024 12 Financial Statements Our consolidated financial statements for the year ended December 31, 2023, together with the auditors’ reports thereon, are included in the 2023 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR+ at www.sedarplus.ca, in the Company’s annual report on Form 40-F available on the SEC’s website at www.sec.gov through EDGAR, and in print, free of charge, to any shareholder who requests a copy by contacting our Corporate Secretary at (514) 399-7091 or Investor Relations at (514) 399-0052. Election of Directors Our articles of continuance, as amended, provide that our Board shall consist of a minimum of seven and a maximum of 21 directors. Pursuant to a resolution of the Board of Directors, 11 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed. The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board—Description of Nominees” will be presented for election at the Meeting as management’s nominees. All of the nominees proposed for election as directors are currently directors of the Company, and all persons nominated were recommended to the Board by the Governance, Sustainability and Safety Committee (the "GSS Committee"). The Board recommends that shareholders vote FOR the election of each of the persons named in the section entitled “Nominees for Election to the Board—Description of Nominees”. Unless otherwise instructed, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of each of the nominees. These nominees are, in the opinion of the Board and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. More information on our director selection and evaluation processes can be found in the “Statement of Corporate Governance Practices” section of this Information Circular, particularly under the headings “Statement of Corporate Governance Practices–Director Selection” and “Statement of Corporate Governance Practices–Board Performance Assessment”. The Board and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for the election in his or her stead for another nominee that the Company may recommend. Majority Voting Requirements The election of directors at the Meeting is governed by the majority voting requirements under the Canada Business Corporations Act (the “CBCA”) which took effect on August 31, 2022. Pursuant to such requirements, in an uncontested election of directors, a nominee must receive 50% or more of the total votes cast “for” or “against” such nominee by shareholders in favour of their election in order to be elected as a director of the Company. If a nominee does not receive a majority of votes cast by shareholders in favour of their election, except in limited circumstances, the nominee will not be elected and the Board position will remain open; however, if such nominee is an incumbent director, he or she will still be permitted to remain in office until the earlier of: (a) the 90th day after the day of the election; or (b) the day on which their successor is appointed or elected. These statutory majority voting requirements only apply to uncontested elections of directors, meaning elections (such as the election taking place at the Meeting) where the number of director nominees is the same as the number of directors to be elected to the Board and where no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board. Appointment of Auditors The Audit, Finance and Risk Committee (the "AFR Committee") is responsible for recommending the appointment of the external auditors, evaluating and monitoring their qualifications, performance and independence, as well as assessing the appropriateness of the audit fees. KPMG LLP has served as the Company’s independent auditors since 1992. The AFR Committee continuously assesses the Company’s external auditors, and on an annual basis reviews the audit and non-audit fees, audit quality, independence, and tenure of our auditors, including the benefits and risks of having a long- tenured auditor and the controls and processes that help ensure KPMG LLP’s independence. In 2022, the AFR Committee conducted a comprehensive review of the Company’s external auditor to assess audit quality and independence standards as required by the AFR Committee's mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The comprehensive review was broader and deeper than the AFR Committee’s annual auditor assessment and focused on the following key factors affecting audit quality: (i) independence, objectivity and professional skepticism of the external auditor; (ii) quality of the external auditor’s engagement team; and (iii) quality of the communications and interactions between the AFR Committee and the external auditor. The AFR Committee determined that a key consideration of the comprehensive review was to address any possible risk of institutional familiarity resulting from KPMG LLP serving as the external auditor of CN since 1992. The AFR Committee reviewed this item through the following lenses: • Regulatory Requirements and Trends – in Canada and the USA, the regulatory requirement continues to be audit partner rotation every seven and five years, respectively, with a five year cooling off period. Recent publications and research in both countries continue to support this practice along with the periodic comprehensive review of the external auditor rather than broadening the statutory scope to require periodic audit firm rotation; • Audit Tenure Benchmarking – as part of the data gathered in connection with the comprehensive review, the auditor tenure of the top 25 TSX listed companies and the Class I North American Railroads was reviewed. In both cases the average audit tenure was greater than 25 years. • Analysis of audit partner rotation – the AFR Committee reviewed a detailed analysis of the partner rotation schedule including rotations and cooling off periods for each of the lead engagement partner as well as all other audit partners assigned to the CN audit to confirm that mandatory rotation schedules had been followed. Business of the Meeting Business of the Meeting CN-43 Circulaire EN.indb 12 2024-03-14 12:46

CN | Management Information Circular 2024 13 The comprehensive review concluded in July 2022 and based on the results, the AFR Committee determined that it was satisfied with the audit quality provided by KPMG LLP and that in light of the regulatory requirements for partner rotations and other independence measures, retaining KPMG LLP was the best option for CN. The AFR Committee proposed certain additional enhancements to the process to further reinforce the quality of the audit including a requirement to restrict the amount of non-audit services that can be awarded to KPMG LLP. Additional information relating to the comprehensive review, including the proposed improvements as well as relating to auditors’ independence can be found in “Schedule C – Additional Audit, Finance and Risk Committee Disclosure” of this Information Circular. Given the results of the comprehensive review and following the results of the AFR Committee’s annual evaluation of KPMG LLP’s independence and performance as the Company’s external auditors, the AFR Committee and the Board believe that KPMG LLP is the best choice in the interests of the Company and its shareholders, and they recommend that KPMG LLP be appointed to serve as the Company’s auditors until the next annual meeting of shareholders. At our last annual meeting of shareholders in 2023, 468,558,170 (89.44%) of the votes cast were in favour of appointing KPMG LLP as auditors, and 55,345,131 (10.56%) of the votes cast withheld their votes on the matter. Additional information relating to the Company’s AFR Committee can be found in the Company’s 2023 Annual Information Form, available on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. For the years ended December 31, 2023 and 2022, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG LLP were the following: FEE (IN THOUSANDS) 2023 (C$) 2022 (C$) Audit 3,348 2,969 Audit-related 1,363 1,203 Tax 982 905 All other – – Total fees 5,693 5,077 Pursuant to the terms of its charter, the AFR Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the external auditors. The AFR Committee pre-approved all the services performed by the auditors for audit, audit-related and non-audit related services for the years ended December 31, 2023 and 2022. The nature of the services under each category is described below. Audit Fees Audit fees are for services rendered in relation to the audits of the Company’s consolidated annual financial statements and internal control over financial reporting, review of quarterly reports and audits of the financial statements of certain of the Company’s subsidiaries. Audit-Related Fees Audit-related fees are for services related to the audits of the Company’s various pension plan financial statements, attestation and assurance services in connection with sustainability-related reports and other reports required by statute or regulation and services rendered in connection with the issuance of debt. Tax Fees Tax fees are for services related to tax compliance including assistance with the preparation and review of tax returns for expatriate employees, corporate tax returns and other tax compliance services related to transfer pricing and indirect tax. All Other Fees All Other fees are for advisory services related to non-audit projects. The Board recommends that shareholders vote FOR the appointment of KPMG LLP as auditors of the Company. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders. Confirmation of Advance Notice By-Law On December 5, 2023, the Board, upon the recommendation of the GSS Committee, adopted By-Law No. 2, a By-Law relating to the Advance Nominations of Directors of the Company (the “Advance Notice By-Law”). The following is a summary only of the principal provisions of the Advance Notice By-Law and is qualified by reference to the full text of the Advance Notice By-Law attached as Schedule “D” to this Information Circular. The Advance Notice By-Law establishes a framework for advance notice of nominations of directors by shareholders of the Company. Among other things, the Advance Notice By-Law fixes deadlines by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected, and sets out the information that a shareholder must include in the notice. The Advance Notice By-Law does not interfere with the ability of shareholders to requisition a meeting or to nominate directors by way of a shareholder proposal in accordance with the CBCA. To nominate one or more directors for election to the Board, a shareholder must give a valid notice to the Company: i) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the meeting, provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder shall be made not later than the close of business on the 10th day following such public announcement; and ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting was made; provided that, in either instance, if notice-and-access is used for delivery of proxy related materials in respect of a meeting described in (i) or (ii) above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the Notice Date, notice by the nominating shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the Notice Date and, in the case of a special meeting Business of the Meeting CN-43 Circulaire EN.indb 13 2024-03-14 12:46

CN | Management Information Circular 2024 14 of shareholders, not later than the close of business on the 15th day following the Notice Date. The Advance Notice By-Law authorizes the chair of the meeting to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice By-Law and, if any proposed nomination is not in compliance with the Advance Notice By-Law, to declare that such defective nomination shall be disregarded. The Board may, in its sole discretion, waive any requirement of the Advance Notice By-Law. The GSS Committee and the Board believe that the Advance Notice By-Law sets out a clear and transparent process for all shareholders who intend to nominate directors at a shareholders’ meeting, by providing a reasonable timeframe for shareholders to notify the Company of their intention and by requiring shareholders to disclose information concerning the proposed nominees as is mandated by applicable securities laws. The Board will be able to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Company, and shareholders will be able to make a well-informed voting decision about director nominees. The Advance Notice By-Law is also intended to facilitate an orderly and efficient meeting process. Pursuant to the provisions of the CBCA, shareholders must confirm the Advance Notice By-Law at the Meeting. If shareholders do not approve the ordinary resolution confirming the adoption of the Advance Notice By-Law, it will no longer be valid and effective. Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, to adopt an ordinary resolution confirming the adoption of the Advance Notice By-Law (the “Advance Notice By-Law Resolution”). The Advance Notice By-Law Resolution must be passed by a simply majority (50% plus one) of votes cast by shareholders at the Meeting. No shareholders are excluded from voting in respect of the Advance Notice By-Law Resolution. The Board recommends that shareholders vote FOR the Advance Notice By-Law Resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote FOR the Advance Notice By-Law Resolution: “RESOLVED that By-Law No. 2 of the Company, in the form adopted by the Board of Directors on December 5, 2023 and attached as Schedule “D” to the Information Circular of the Company dated March 4, 2024 be and is hereby confirmed without amendment as a by-law of the Company; RESOLVED that any officer or director of the Company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and RESOLVED that the Board of Directors of the Company be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.” Approval of Amendments to the Management Long-Term Incentive Plan The Company’s Management Long-Term Incentive Plan (“MLTIP”) is used by the Company to attract and retain the services of employees who are in a position to make important contributions to the successful operation of the business of the Company or its affiliates. Reference is made to the section titled “Management Long-Term Incentive Plan” starting on page 81 of this Information Circular for a description of the MLTIP. On October 24, 2023, the Board, following the recommendation of the Human Resources and Compensation Committee, approved a resolution amending the MLTIP to, among other things, remove the limitation providing that the number of common shares underlying awards granted under the MLTIP during any calendar year to any one participant is capped at 20% of the total number of common shares underlying awards granted during that calendar year, subject to shareholder approval (the “MLTIP Amendment”). This limitation is not in line with current market practice, and removing such limitation will ensure that the Company retains flexibility in granting stock options to eligible participants to meet its compensation objectives. The Company remains committed to following a long-term incentive strategy that is aligned with best market practices and aligned with the long-term interests of shareholders , as outlined in the "Statement of Executive Compensation" section of this Information Circular, particularly under the heading "2023 Long-Term Incentives (LTI)". In accordance with the terms of the MLTIP, the MLTIP Amendment is subject to the approval by shareholders at the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, to adopt an ordinary resolution approving the MLTIP Amendment (the “MLTIP Amendment Resolution”). The MLTIP Amendment Resolution must be passed by a simple majority (50% plus one) of votes cast by shareholders at the Meeting. The Board recommends that shareholders vote FOR the adoption of the MLTIP Amendment Resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote FOR the MLTIP Amendment Resolution. “RESOLVED that the Company is hereby authorized to amend the Management Long-Term Incentive Plan to remove the limitation providing that the number of common shares underlying awards granted under the Management Long-Term Incentive Plan during any calendar year to any one participant is capped at 20% of the total number of common shares underlying awards granted during that calendar year; and RESOLVED that any officer or director of the Company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations.” Business of the Meeting CN-43 Circulaire EN.indb 14 2024-03-14 12:46

CN | Management Information Circular 2024 15 Advisory Vote on Executive Compensation The Company is again providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the “Statement of Executive Compensation” section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is anchored on a disciplined approach, linked to performance so as to be market competitive. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders. The Board recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled “Statement of Executive Compensation” of the Information Circular of the Company dated March 4, 2024.” The Board has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at a meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns. The Board and the Human Resources and Compensation Committee will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns. At our last annual meeting of shareholders in 2023, 492,474,563 (96.31%) of the votes cast were in favour of our approach to executive compensation, and 18,861,911 (3.69%) of the votes cast were against it. Advisory Vote on Climate Change The Company is again providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s Climate Action Plan, as disclosed in the “Climate Action Plan Report” section of this Information Circular. Such section describes the role of the Board and the GSS Committee in overseeing the Company’s greenhouse gas (“GHG”) emissions reduction plan and ensuring it is linked to the Company’s long term strategic plan. The section also describes the Company’s GHG emission levels in a manner consistent with the TCFD recommendations, and the strategy that the Company has adopted, or will adopt, to reduce GHG emissions in the future. The Board recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the Company’s Climate Action Plan disclosing the Company’s GHG emissions and the strategy the Company has adopted or will adopt in accordance with its Climate Action Plan to reduce the Company’s GHG emission levels in the future, the whole in a manner consistent with the Task Force on Climate-Related Financial Disclosures recommendations, as disclosed in the section entitled “Climate Action Plan Report” of the Information Circular of the Company dated March 4, 2024.” The Board has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at a meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the GSS Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns with the Company’s Climate Action Plan. The Board and the GSS Committee will consider the results of this process and, if appropriate, review the Company’s Climate Action Plan in the context of shareholders’ specific concerns. At our last annual meeting of shareholders in 2023, 493,600,863 (96.53%) of the votes cast were in favour of our Climate Action Plan, and 17,735,611 (3.47%) of the votes cast were against it. Shareholder Proposal You will be voting on one shareholder proposal that has been submitted for consideration at the Meeting. The full text of the proposal and supporting statement, together with the Board of Directors’ response and voting recommendation, is set out in Schedule “E” of this Information Circular. The Board of Directors recommends that shareholders vote AGAINST the shareholder proposal set out in Schedule “E”, and, unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote AGAINST the shareholder proposal. Other Business Following the conclusion of the formal business to be conducted at the Meeting, we will: • discuss highlights of our 2023 performance and plans for the future, and • invite questions and comments from shareholders. As of the date of this Information Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as they see fit. Business of the Meeting CN-43 Circulaire EN.indb 15 2024-03-14 12:46

CN | Management Information Circular 2024 16 Description of Nominees The following tables set out information as at the date of this Information Circular, unless otherwise indicated, and include a profile of each nominated director with an explanation of his or her experience, qualifications, top four competencies, participation on the Board and its committees, ownership of securities of CN, as well as participation on the boards of other public companies during the past five years. Each nominee is a current director of the Company and is, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year. A more detailed description of our directors’ competencies can be found under the heading “Competency Matrix” in the section entitled “Statement of Corporate Governance Practices”, and more information on our director selection and evaluation processes can be found in the “Statement of Corporate Governance Practices” section of this Information Circular, particularly under the headings “Statement of Corporate Governance Practices– Director Selection” and “Statement of Corporate Governance Practices–Board Performance Assessment”. Nominees for Election to the Board AGE 64 (1) Ontario, Canada DIRECTOR SINCE April 25, 2017 Independent LINGUISTIC PROFICIENCY English Shauneen Bruder Corporate Director and Chair of the Board, CN Ms. Bruder was, until her retirement on October 31, 2019, the Executive Vice-President, Operations at the Royal Bank of Canada (“RBC”) where she was responsible for overseeing operations related to all personal and business clients in Canada. Her previous senior roles at RBC include Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Bank, Inc. in North Carolina. She is a member of the Institute of Corporate Directors (ICD.D) and has obtained the Competent Boards Climate & Biodiversity Designation (CCB.D). Previously, she served as Chair of the Board of Governors for the University of Guelph and as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. In 2012, she was awarded the Queen’s Diamond Jubilee Medal for her significant contributions to her community. She was appointed Chair of the Board of CN on May 20, 2022. Ms. Bruder was inducted in the Women’s Executive Network 100 Most Powerful Women in Canada Hall of Fame in 2016. She holds a B.A. from the University of Guelph and a Master of Business Administration (“MBA”) (Gold Medalist) from Queen’s University. Qualifications to sit on the Board Ms. Bruder’s decades-long experience as a senior executive in Canada and in the U.S. of a large capitalization financial institution and her role as board chair of a major Canadian university and Canadian and U.S. business councils gives her invaluable insights into Canadian and U.S. strategic business development, customer experience, financial and risk matters and technology and innovation. Ms. Bruder’s Competencies The following experience and skills qualify Ms. Bruder to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: More than 20 years experience as a senior executive with RBC, including in roles as EVP Operations, EVP Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division, President of RBC Centura Bank, Inc. in North Carolina and senior executive roles in Marketing and Strategic Planning. • Strategic Planning: Executive Vice-President, Operations and various other senior executive positions at RBC from 1996 to 2019; former Chair of the Governance, Sustainability and Safety Committee of CN; former member of the Board of Directors of Andrew Peller Limited from 2018–2023. • Risk Management/Safety: Decades long career with RBC, including senior executive roles overseeing compliance, enterprise risk management and risk operations. • Technology/Innovation/Artificial Intelligence/Cybersecurity: Past Executive Vice-President, Operations at RBC until 2019 responsible for large scale digitization of core operations, data management and advanced analytics/ machine learning programs, and enterprise fraud management. MEMBER OF ATTENDANCE 2023 (2) Board (Chair) 100% Audit, Finance and Risk Committee 100% Governance, Sustainability and Safety Committee 100% Human Resources and Compensation Committee 100% Pension and Investment Committee 100% VOTING RESULTS IN 2023 507,003,865 (99.15%) votes in favour 4,332,559 (0.85%) votes against OTHER CURRENT PUBLIC BOARDS – OTHER PUBLIC BOARD DURING PAST 5 YEARS Andrew Peller Limited (2018–2023) SECURITIES HELD Value at risk C$5,682,737 (3) Common Shares Owned or Controlled (4) 32,066 February 2024 20,947 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (5) Five-year target (C$3,711,675): Met (1.5✕). Nominees for Election to the Board CN-43 Circulaire EN.indb 16 2024-03-14 12:46

CN | Management Information Circular 2024 17 AGE 59 (1) Texas, USA DIRECTOR SINCE October 27, 2021 Independent LINGUISTIC PROFICIENCY English Jo-ann dePass Olsovsky Corporate Director Ms. dePass Olsovsky was most recently the Executive Vice-President and Chief Information Officer at Salesforce.com, Inc. (“Salesforce”), a cloud-based software company, from February 2018 to August 2022, when she retired. At Salesforce, she oversaw a global information technology organization responsible for all internal systems, global network infrastructure and connectivity, cybersecurity, and M&A systems integrations to ensure effective business automation and operations supporting a mobile workforce. Ms. dePass Olsovsky led the Salesforce team responsible for many successful large scale system implementations, enabled Salesforce to migrate to 100% remote operations globally at the onset of the Covid-19 pandemic, and integrated numerous acquisitions eliminating redundant systems infrastructure. Prior to Salesforce, Ms. dePass Olsovsky was on the executive team at BNSF Railway (“BNSF”) for approximately 12 years. As their Senior Vice-President and Chief Information Officer, she led BNSF’s enterprise information technology function supporting all freight transportation systems, back-office systems, network technology, and cybersecurity enabling train movement and internal operations throughout North America. She led BNSF to greater operational efficiency through a migration to cloud applications and modernization of legacy systems, implemented positive train control (PTC), launched aerial drone operations for enhanced safety applications, and delivered predictive analytics for proactive maintenance of rolling stock through big data. Prior to her work at BNSF, Ms. dePass Olsovsky held technology leadership positions at GTE/ Verizon and AT&T from 1984 to 2006. Ms. dePass Olsovsky is also a member of the board of directors for Reltio Corp, a high-tech cloud native data management company and serves on its Finance and Audit Committee. She is also the former chair of the board of directors of Railinc Corporation (“Railinc”), a North American rail data and messaging services provider, where she also sat on various board committees. She has been active in local communities and over the past 15 years acted as customer board member at various global companies (AT&T, Amazon, Google, Dell), and previously acted as a member of TCU Neeley School of Business Information Technology Advisory Board and the Fort Worth Hispanic Chamber of Commerce. Ms. dePass Olsovsky has obtained the Competent Boards Climate & Biodiversity Designation (CCB.D). She holds a bachelor’s degree in Business Management and an MBA from Nova Southeastern University, as well as a master’s degree in Project Management from George Washington University. Qualifications to sit on the Board Ms. dePass Olsovsky’s decades long experience and in-depth knowledge of technology, cybersecurity, infrastructure operations, as well as her history in senior executive leadership positions for over a decade at a Class I railroad, allows her to contribute meaningfully to the Board’s vision and CN’s strategic development, leadership and technology and innovation. Ms. dePass Olsovsky’s Competencies The following experience and skills qualify Ms. dePass Olsovsky to sit on the Board of CN: Principal (Top 4) Competencies • Technology/Innovation/Artificial Intelligence/Cybersecurity: Former Executive Vice-President and Chief Information Officer at Salesforce; Over 30 years of extensive experience in technology architecture, networking, cybersecurity, large scale systems implementation, M&A integrations, new products, cloud migration, digital customer experiences, data management & analytics, predictive sciences, aerial inspection, among others. • CEO/Executive Leadership Experience: 16 years of executive experience, including as Former Executive Vice-President and Chief Information Officer at Salesforce and almost 12 years’ experience in leadership roles at BNSF, most recently as Senior Vice-President and Chief Information Officer and initially VP & CIO since December 2007; Currently Reltio board of directors member serving on various committees including Finance and Audit; 10 years on Railinc board of directors including serving on various committees and as board chair from 2014 to 2018. • Transport Industry/Logistics/Supply Chain/Global Trade: Almost 12 years’ experience in senior management at BNSF; 10 years on Railinc board of directors including serving on various committees and as board chair from 2014 to 2018. • People and Talent Management/Organized Labour/Diversity and Inclusion: 16 years executive experience overseeing large organizations comprised of unionized, salaried, and contract personnel; Former board chair and member of the human resources and compensation committee of Railinc; experience leading global teams of over 3,000 employees with responsibility for operational budgets program worth more than $1B; extensive experience in all aspects of human resources matters for both unionized and management employees globally, including attracting, developing, and retaining union and salaried/management employees, all aspects of unionized labour relations, compensation design, performance management and talent/succession planning. MEMBER OF ATTENDANCE 2023 (2) Board 100% Audit, Finance and Risk Committee 100% Human Resources and Compensation Committee (Chair) 100% VOTING RESULTS IN 2023 503,153,373 (98.40%) votes in favour 8,183,051 (1.60%) votes against OTHER PUBLIC BOARDS (CURRENT OR DURING THE PAST FIVE YEARS) – SECURITIES HELD Value at risk C$823,775 (3) Common Shares Owned or Controlled (4) 4,649 February 2024 2,882 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (5) Five-year target (C$1,585,898): To be met by October 2026. Nominees for Election to the Board CN-43 Circulaire EN.indb 17 2024-03-14 12:46

CN | Management Information Circular 2024 18 AGE 69 (1) Tennessee, USA DIRECTOR SINCE May 20, 2022 Independent LINGUISTIC PROFICIENCY English David Freeman Corporate Director Mr. Freeman is the former Executive Vice President of Operations for BNSF. In this capacity, Mr. Freeman oversaw all engineering, environmental, mechanical, operations support, transportation, safety and training, service design and resource protection for the entire railway. After a successful 19-year career during which he held various senior positions, Mr. Freeman retired from BNSF in early 2020. Prior to joining BNSF, Mr. Freeman worked from 1981 to 2001 in the aluminum industry at Alcoa Corporation and Imco Recycling Inc., where he occupied various roles, including in manufacturing and supply chain. From 1976 to 1981, Mr. Freeman held different functions relating to engineering, mechanical and transportation at the Missouri Pacific Railroad (now a part of Union Pacific Corporation). Mr. Freeman is a member of the board of directors of Loram Holdings, Inc., a private company involved in the design, build and operations for various maintenance of way equipment and activities in the railroad industry. From 2008 to 2011, Mr. Freeman sat on the Board of governors of the American Railway Engineering and Maintenance-of-Way Association. Mr. Freeman holds a B.S. in Civil Engineering from Lehigh University. Qualifications to sit on the Board Drawing on his enduring career in the railroad industry and his former position as Executive Vice President of BNSF, Mr. Freeman brings a wealth of experience to the Board with regards to leadership in the transportation industry as well as logistics, operations and risk management/safety. Mr. Freeman’s Competencies The following experience and skills qualify Mr. Freeman to sit on the Board of CN: Principal (Top 4) Competencies • Transport Industry/Logistics/Supply Chain/Global Trade: Decades-long experience as former Executive Vice President of Operations for BNSF; Member of the Board of Loram Holdings, Inc.; Board of governor’s member of the American Railway Engineering and Maintenance-of-Way Association from 2008 to 2011; 20-year experience at Alcoa Corporation and Imco Recycling Inc., including in manufacturing and supply chain. • Risk Management/Safety: Former Executive Vice President of Operations for BNSF, overseeing, among other matters, safety and training across the entire railway. • CEO/Executive Leadership Experience: Former Executive Vice President of Operations for BNSF. • Strategic Planning: Former Executive Vice President of Operations for BNSF; Member of the Board of Loram Holdings, Inc. MEMBER OF ATTENDANCE 2023 (2) Board 100% Governance, Sustainability and Safety Committee 100% Pension and Investment Committee 100% VOTING RESULTS IN 2023 510,655,708 (99.87%) votes in favour 680,766 (0.13%) votes against OTHER PUBLIC BOARDS (CURRENT OR DURING THE PAST FIVE YEARS) – SECURITIES HELD Value at risk C$1,062,809 (3) Common Shares Owned or Controlled (4) 5,998 February 2024 2,453 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (5) Five-year target (C$1,585,898 ): To be met by May 2027. Nominees for Election to the Board CN-43 Circulaire EN.indb 18 2024-03-14 12:46

CN | Management Information Circular 2024 19 AGE 61 (1) Michigan, USA DIRECTOR SINCE April 27, 2021 Independent LINGUISTIC PROFICIENCY English Denise Gray Corporate Director Ms. Gray is a corporate director and industry advisor with extensive experience in business leadership. Most recently, she was Director, External Affairs & Government Relations, North America at LG Energy Solution Michigan Inc., U.S., a subsidiary of LG Energy Solution Ltd., one of the world’s largest lithium-ion battery manufacturers, until May 2023. She continues to advise LG Energy Solution Ltd. as a government relations consultant. Previously, she spent nearly eight years, beginning in 2015, with LG Corporation in various leadership positions, including as President of LG Energy Solution Michigan Inc. Tech Center, as President of LG Chem Michigan Inc. Tech Center and as President and CEO of LG Power Inc. She also sat on the board of all three entities during her tenure in those leadership positions. From March 2013 to September 2015, she was Vice-President, Powertrain Electrification at AVL List GmbH in Graz, Austria and North America. She also has over 30 years of prior experience in roles of increasing responsibility at General Motors, including acting as head of Global Battery Systems Engineering, where she was a driving force behind the Chevrolet Volt Vehicle Battery. Ms. Gray is a member of the board of directors and of the Audit Committee and Compensation Committee of Cheniere Energy, Inc., an international energy company headquartered in Houston, Texas, and was a member of the board of Tenneco, Inc., a U.S. public company and a manufacturer of automotive products for global markets, including light vehicle, commercial truck, industrial and the aftermarket from 2019 to 2022. She also served as a member of Tenneco, Inc.’s audit and compensation committees. Ms. Gray also served on the board of directors of the Original Equipment Suppliers Association (OESA), a non-profit trade association that represents original equipment automotive suppliers in North America from 2019 until 2023, and was appointed to the Joint Office of Energy and Transportation’s Electric Vehicle Working Group (EVWG) Advisory Committee in July 2023, where she advises the U.S. Departments of Energy and Transportation on matters related to electric vehicles. Her support of the STEM (science, technology, engineering and mathematics) academic disciplines was recognized when she was awarded the 2017 Women of Color Technologist of the Year Award. Ms. Gray holds a bachelor’s degree in Electrical Engineering from Kettering University and a master’s degree in Engineering Management Technology from Rensselaer Polytechnic Institute. Qualifications to sit on the Board Her extensive experience in executive management and in leading the development and implementation of new technology in traditional industries allows her to contribute meaningfully to the Board’s vision and CN’s strategic plan. Ms. Gray’s Competencies The following experience and skills qualify Ms. Gray to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: Held various leadership positions at LG Corporation from 2018 until 2023, including as Director, External Affairs and Government Relations, North America, at LG Energy Solution Michigan Inc., U.S., President of LG Energy Solution Michigan Inc. Tech Center, President of LG Chem Michigan Inc. Tech Center and President and CEO of LG Power Inc.; Over 30 years’ experience as an executive with General Motors, a leading multinational automotive corporation. • Corporate Governance/Public Company Experience: Member of the board, Audit Committee and Compensation Committee of Cheniere Energy, Inc. since May 2023; Former member of the board of Tenneco, Inc. from 2019 to 2022 as well as member of its audit and compensation committees; Former member of the board of directors of the OESA; Member of the Governance, Sustainability and Safety Committee of CN. • Technology/Innovation/Artificial Intelligence/Cybersecurity: Experience in the application of innovative technology including lithium-ion batteries within traditional industries; member of the EVWG Advisory Committee, advising the U.S. Departments of Energy and Transportation on matters relating to electric vehicles. • Environmental/Social/Corporate Responsibility: Decades-long experience as an executive, including as President and Chief Executive Officer at the forefront of technological innovation in the transportation industry, which provides valuable insight to the Board on innovation and the use of new, greener technology in CN’s operations; member of the EVWG Advisory Committee, advising the U.S. Departments of Energy and Transportation on matters relating to electric vehicles. MEMBER OF ATTENDANCE 2023 (2) Board 100% Audit, Finance and Risk Committee (6) 100% Governance, Sustainability and Safety Committee (Chair) (6) 100% Human Resources and Compensation Committee (6) 100% VOTING RESULTS IN 2023 508,625,951 (99.47%) votes in favour 2,710,523 (0.53%) votes against OTHER CURRENT PUBLIC BOARD Cheniere Energy, Inc. (2023–present) OTHER PUBLIC BOARD DURING PAST 5 YEARS Tenneco, Inc. (2019–2022) SECURITIES HELD Value at risk C$1,215,728 (3) Common Shares Owned or Controlled (4) 6,861 February 2024 4,244 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (5) Five-year target (C$1,585,898): To be met by April 2026. Nominees for Election to the Board CN-43 Circulaire EN.indb 19 2024-03-14 12:46

CN | Management Information Circular 2024 20 AGE 53 (1) Washington, USA DIRECTOR SINCE April 27, 2021 Independent LINGUISTIC PROFICIENCY English, French Justin M. Howell Senior Investment Manager, Cascade Asset Management Co. Mr. Howell is a senior investment manager with Cascade Asset Management Co., the investment office for the Gates Family and the Bill and Melinda Gates Foundation. Mr. Howell was formerly an investment banker with Bank of America Merrill Lynch, New York, New York and a lawyer with the law firm, Cravath, Swaine & Moore LLP, New York, New York. Mr. Howell is the chair of the Nomination and Compensation Committee and a member of the board of directors of Sika AG, a multinational specialty chemical company listed on the SIX Swiss Exchange and headquartered in Baar, Switzerland. Mr. Howell holds an LL.B./B.C.L. degree from McGill University Faculty of Law and a B.A. from the University of Northern British Columbia. He is retired from the New York and Washington State Bars. Qualifications to sit on the Board Mr. Howell’s in-depth knowledge of international financial and capital markets and extensive international experience in corporate finance, investment banking and M&A, together with his wide network across industries, gives him valuable insight into CN’s international strategic development. With over 10 years of experience working for a global asset owner with a strong focus on sustainable, long-term investment coupled with his background as a lawyer, he brings to the Board broad expertise in the areas of sustainability, environmental, social and corporate responsibility, corporate governance and legal. Mr. Howell’s Competencies The following experience and skills qualify Mr. Howell to sit on the Board of CN: Principal (Top 4) Competencies • International/Global Experience and Perspective: Senior investment manager of Cascade Asset Management Co.; Experience in public and private equity investment for a global portfolio, governance principles in the U.S., Canada, and Europe, and complex transactions with multi-national businesses as former investment banker at Bank of America Merrill Lynch. • Environmental/Social/Corporate Responsibility: Experience in sustainable, long-term investment principles as senior investment manager of Cascade Asset Management Co.; Member of the Governance, Sustainability and Safety Committee of CN. • Corporate Governance/Public Company Experience: Experience in strategy-aligned compensation models and international governance principles for a major publicly listed company as Chair of the Nomination and Compensation Committee and member of the board of Sika AG; Member of the Governance, Sustainability and Safety Committee of CN. • Finance/Accounting/Investor Relations: Senior investment manager of Cascade Asset Management Co.; Experience in investment management, overseeing complex M&A and other financial transactions, and corporate finance as former investment banker at Bank of America Merrill Lynch. MEMBER OF ATTENDANCE 2023 (2) Board 86% Governance, Sustainability and Safety Committee 86% Human Resources and Compensation Committee 89% Pension and Investment Committee (Chair) 100% VOTING RESULTS IN 2023 508,424,824 (99.43%) votes in favour 2,911,650 (0.57%) votes against OTHER CURRENT PUBLIC BOARD Sika AG (2018–present) OTHER PUBLIC BOARDS DURING PAST 5 YEARS – SECURITIES HELD Value at risk C$955,252 (3) Common Shares Owned or Controlled (4) 5,391 February 2024 3,610 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (5) Five-year target (C$1,585,898): To be met by April 2026. Nominees for Election to the Board CN-43 Circulaire EN.indb 20 2024-03-14 12:46

CN | Management Information Circular 2024 21 AGE 54 (1) Alberta, Canada DIRECTOR SINCE May 20, 2022 Independent LINGUISTIC PROFICIENCY English, French Susan C. Jones Corporate Director Ms. Jones is a corporate director having served on numerous public company boards and having held various leadership positions within public companies throughout her career in the energy, energy transition, mining and agricultural sectors. She also has experience with Class I railroads from a customer-lens, having dealt with such railways as customers throughout her career. She currently sits on the board and on the Audit Committee and Human Resources Committee of TC Energy Inc., an energy company listed on the Toronto Stock Exchange and on the New York Stock Exchange. Ms. Jones served as Executive Vice President and Chief Executive Officer of the Potash Business Unit at Nutrien Ltd. (“Nutrien”), the world’s largest provider of crop inputs, services and solutions, until her retirement in 2019. She also held a variety of leadership roles within Nutrien between 2004 and 2017, including, among others, Chief Legal Officer, Senior Vice-President of the Phosphate Business Unit, Managing Director of the European Fertilizer trading business, Vice-President of Marketing and Distribution, and Senior Director of Business Development and Strategy. In these roles, she was responsible for running and transforming large businesses, with a focus on operational excellence, people and culture, including leadership in unionized environments. Prior to her career at Nutrien, Ms. Jones was a partner at Jones & Ruud Law Corp from 1996 until 2003. Ms. Jones holds a Bachelor of Arts in Political Science and Hispanic Studies from the University of Victoria, as well as a Bachelor of Laws from the University of Ottawa. She also earned a Leadership Diploma from the University of Oxford and holds a Director Certificate from Harvard University. In 2017, she was named the Osler Purdy Crawford Deal Maker of the Year at the Canadian General Counsel Awards in recognition of her role in the merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. Ms. Jones has also served on the United Way and the Canadian Bar Association and has been an active supporter of women’s leadership groups and equity, diversity and inclusion throughout her career. Qualifications to sit on the Board Ms. Jones’ extensive experience in senior executive positions at a large global mining and agriculture company, along with her experience as a board and board committee member of various large public companies and her distinguished legal background allow her to bring to the Board invaluable insight into strategic business development and transformations, customer experience, as well as into regulatory and legal matters. Ms. Jones’ Competencies The following experience and skills qualify Ms. Jones to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: Former Executive Vice President and Chief Executive Officer of the Potash Business Unit of Nutrien; Former Chief Legal Officer of Agrium Inc., predecessor to Nutrien; Former Senior Vice President and President of the Phosphate Business Unit at Nutrien; Generally, held various leadership positions within Nutrien for over 15 years from 2004 until her retirement in 2019. • Government/Regulatory/Public Policy/Legal: Former Chief Legal Officer of Agrium Inc., predecessor to Nutrien, from March 2015 until December 2017; Co-Chair of the Food & Agribusiness Section of the Canadian Bar Association in 2017; Former partner at Jones & Ruud Law Corp for nearly a decade. • People and Talent Management/Organized Labour/Diversity and Inclusion: Member of the Human Resources and Compensation Committee of TC Energy Corporation; Former Chair of the Leadership and Compensation Committee at Piedmont Lithium Inc.; Former member of the Human Resources & Compensation Committee of ARC Resources Ltd.; Former Executive Vice President and Chief Executive Officer of the Potash Business Unit of Nutrien overseeing a unionized environment of approximately 3,000 people; generally, extensive board, senior leadership and executive experience overseeing large groups of employees with a focus on building strong employee engagement, trust and retention. • Customer Experience/Sales/Marketing: Various executive roles at Nutrien, including as Executive Vice President and CEO of the Potash Business Unit, President of the Phosphate Business Unit and Vice-President of Marketing and Distribution, where in each role, Nutrien was a customer to all the North American Class I Railroads; and Managing Director of the European Fertilizer trading business. MEMBER OF ATTENDANCE 2023 (2) Board 100% Human Resources and Compensation Committee 100% Pension and Investment Committee 100% VOTING RESULTS IN 2023 510,308,305 (99.80%) votes in favour 1,028,169 (0.20%) votes against OTHER CURRENT PUBLIC BOARD TC Energy Corporation (2020–present) OTHER PUBLIC BOARDS DURING PAST 5 YEARS Piedmont Lithium Inc. (2021–2023) ARC Resources Ltd. (2020–2023)* Gibson Energy Inc. (2018–2020) * Ms. Jones served on the board of Seven Generations Energy Ltd. starting in 2020, and continued on the board of ARC Resources Ltd. after its merger with Seven Generations Energy Ltd. in 2021. SECURITIES HELD Value at risk C$1,188,615 (3) Common Shares Owned or Controlled (4) 6,707 February 2024 4,202 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (5) Five-year target (C$1,585,898): To be met by May 2027. Nominees for Election to the Board CN-43 Circulaire EN.indb 21 2024-03-14 12:46

CN | Management Information Circular 2024 22 AGE 66 (1) Florida, USA DIRECTOR SINCE May 20, 2022 Independent LINGUISTIC PROFICIENCY English Robert Knight Corporate Director Mr. Knight is a corporate director and the former Chief Financial Officer of Union Pacific Corporation (the parent company operating Union Pacific Railroad, a Class I railroad company based in the United States), a position he held for 15 years before retiring in December 2019. For seven consecutive years, Mr. Knight was named to Institutional Investor magazine’s All-America Executive Team as the top CFO in all of transportation. During Mr. Knight’s 40-year tenure at Union Pacific Corporation, he also held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units. As a proven leader with extensive experience in finance, strategy and corporate governance, Mr. Knight serves as a director and member of the Compensation Committee and the Governance Committee at Schneider National, Inc., director and Chair of the Audit Committee at Hyliion Holdings Corp. and was a director at Carrix Corporation, a private transportation services company. Mr. Knight holds an MBA from Southern Illinois University and a B.A. from Kansas State University. Qualifications to sit on the Board With his decades-long experience in finance and corporate governance as former CFO of a Class I railroad, Mr. Knight brings to the Board business and strategic leadership, as well as extensive knowledge of the transportation industry. Mr. Knight provides the Board with ground experience and a global vision of business strategy. Mr. Knight’s Competencies The following experience and skills qualify Mr. Knight to sit on the Board of CN: Principal (Top 4) Competencies • Finance/Accounting/Investor Relations: Former Chief Financial Officer of Union Pacific Corporation from 2004 to 2019; Chair of Audit Committee of Hyliion Holdings Corp. • Transport Industry/Logistics/Supply Chain/Global Trade: Former Chief Financial Officer and over 40 years of experience at Union Pacific Corporation; Independent Director at Schneider National, Inc., a transportation and logistics company, since April 2020; Former director of Carrix, Inc., a privately-held marine terminal and rail operator company. • Strategic Planning: Former Chief Financial Officer and over 40 years of experience at Union Pacific Corporation, including in a variety of senior executive positions; Member of the Board of Schneider National, Inc. since April 2020; Member of the Board of Hyliion Holdings Corp. since October 2020. • Corporate Governance/Public Company Experience: Former Chief Financial Officer and over 40 years of experience at Union Pacific Corporation, including in a variety of senior executive positions; Member of the Board and Governance Committee of Schneider National, Inc. since April 2020; Member of the Board of Hyliion Holdings Corp. since October 2020. MEMBER OF ATTENDANCE 2023 (2) Board 86% Audit, Finance and Risk Committee 100% Human Resources and Compensation Committee 89% VOTING RESULTS IN 2023 510,158,956 (99.77%) votes in favour 1,177,518 (0.23%) votes against OTHER CURRENT PUBLIC BOARDS Schneider National, Inc. (2020–present) Hyliion Holdings Corp. (2020–present) OTHER PUBLIC BOARDS DURING PAST 5 YEARS – SECURITIES HELD Value at risk C$701,511 (3) Common Shares Owned or Controlled (4) 3,959 February 2024 1,453 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (5) Five-year target (C$1,585,898): To be met by May 2027. Nominees for Election to the Board CN-43 Circulaire EN.indb 22 2024-03-14 12:46

CN | Management Information Circular 2024 23 AGE 59 (1) Quebec, Canada DIRECTOR SINCE October 1, 2022 Independent LINGUISTIC PROFICIENCY French, English Michel Letellier President and Chief Executive Officer, Innergex Renewable Energy Inc. Mr. Letellier has been the President and CEO of Innergex Renewable Energy Inc. (“Innergex”), one of the largest Canadian independent renewable power producers, since October 25, 2007. Mr. Letellier is responsible for providing strategic leadership and overseeing all of Innergex’s business activities, in order to ensure its sound financial management and long-term sustainability. Prior to his current role, he acted as Executive Vice President and Chief Financial Officer of Innergex from 2003 until his appointment as President and CEO on October 25, 2007. From 1997 to 2003, Mr. Letellier was Vice President and Chief Financial Officer of Innergex GP Inc. and was responsible for the financial management of the affairs of Innergex GP Inc., Innergex, Limited Partnership and Innergex Power Income Fund. Prior to joining Innergex, Mr. Letellier worked at Boralex Inc. from 1990 to 1997, where he was involved in the development and operation of several run-of-river hydroelectric projects and where he held positions of increasing responsibility. Prior to that, he spent two years as a member of the Corporate Finance group at Brault Guy O’Brien Inc. Mr. Letellier holds an MBA from Université de Sherbrooke as well as a bachelor’s degree in commerce (finance) from Université du Québec à Montréal. Qualifications to sit on the Board Mr. Letellier has extensive North American business experience, particularly in the renewable energy industry, having been with Innergex since 1997 and its President and Chief Executive Officer since 2007, and previously with Boralex Inc., where he was responsible for the development and operation of hydroelectric projects. He is an accomplished Montreal based business leader who brings to the Board extensive business and strategic experience, sustainability leadership and record of entrepreneurship, combined with financial acumen. Mr. Letellier’s Competencies The following experience and skills qualify Mr. Letellier to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: President and CEO of Innergex; Former Executive Vice President and Chief Financial Officer of Innergex; Generally, held various senior executive leadership positions within Innergex and Boralex. • Strategic Planning: President and CEO of Innergex; Former Executive Vice President and Chief Financial Officer of Innergex; Held various positions at Boralex Inc. from 1990 to 1997, where he was responsible for the development and operation of several run-of-river hydroelectric projects; Former member of the board of directors of KP Tissue Inc. • Finance/Accounting/Investor Relations: President and CEO of Innergex; Former Executive Vice President and Chief Financial Officer of Innergex; Former Vice President and Chief Financial Officer of Innergex GP Inc.; Former member of the Audit Committee of KP Tissue Inc. • Environmental/Social/Corporate Responsibility: President and CEO of Innergex; Held various positions at Boralex Inc. from 1990 to 1997, where he was responsible for the development and operation of several run-of-river hydroelectric projects; Member of the Governance, Sustainability and Safety Committee of CN. MEMBER OF ATTENDANCE 2023 (2) Board 100% Audit, Finance and Risk Committee 100% Governance, Sustainability and Safety Committee 100% VOTING RESULTS IN 2023 509,646,443 (99.67%) votes in favour 1,690,031 (0.33%) votes against OTHER CURRENT PUBLIC BOARD Innergex Renewable Energy Inc. (2002–present) OTHER PUBLIC BOARD DURING PAST 5 YEARS KP Tissue Inc. (2012–2023) SECURITIES HELD Value at risk C$731,564 (3) Common Shares Owned or Controlled (4) 4,128 February 2024 1,315 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (5) Five-year target (C$1,585,898): To be met by October 2027. Nominees for Election to the Board CN-43 Circulaire EN.indb 23 2024-03-14 12:46

CN | Management Information Circular 2024 24 AGE 62 (1) Alberta, Canada DIRECTOR SINCE October 6, 2020 Independent LINGUISTIC PROFICIENCY English Margaret A. McKenzie Corporate Director Ms. McKenzie is a corporate director with more than 30 years’ experience in the energy sector, where she developed expertise in financial reporting, treasury, corporate finance and risk management. She currently serves as a director and Chair of the Audit Committee of PrairieSky Royalty Ltd. Ms. McKenzie is the founder and former Chief Financial Officer of Range Royalty Management Ltd, a position she assumed from 2006 to 2014. She was previously the Chief Financial Officer of Profico Energy Management Ltd. from 2000 to 2006, and has served on both public and private company boards since 2006. She has also served on non-profit boards including the Audit Committee for the University of Calgary from 2014 to 2017 and the Capital Campaign Committee for the Alex Community Food Centre in 2016–2017. Ms. McKenzie holds a Bachelor of Commerce Degree (Accounting) from the University of Saskatchewan and has obtained her designation as ICD.D with the Institute of Corporate Directors. She has also been Chartered Professional Accountant (“CPA”) since 1983 and received the designation of Fellow CPA in 2022. Qualifications to sit on the Board Ms. McKenzie’s decades-long experience as a senior executive of Canadian energy companies and extensive experience as a board member of major public issuers operating in the same sector, as well as her service and entrepreneurial experience as a founder and board member of various private companies, allow her to bring invaluable insight into financial matters, environmental, social and corporate governance issues and strategic business development. Ms. McKenzie’s Competencies The following experience and skills qualify Ms. McKenzie to sit on the Board of CN: Principal (Top 4) Competencies • Finance/Accounting/Investor Relations: Chief Financial Officer of Range Royalty Management Ltd. from 2006 to 2014; Chief Financial Officer of Profico Energy Management Ltd. from 2000 to 2006; Chair of the Audit, Finance and Risk Committee of CN; Member of the Pension and Investment Committee of CN; Chair of the Audit Committee of PrairieSky Royalty Ltd.; Former member of the Audit Committee of Ovintiv Inc.; Former Chair of the Audit Committee of Inter Pipeline Ltd.; Current and past member of the audit committees of various private and public companies; CPA since 1983 with previous experience at a large public accounting firm. • Risk Management/Safety: Member of the Major Projects Review Committee of Inter Pipeline Ltd.; Former member of the Environment, Safety and Security Committee of CN.; Previous experience in the Audit and Risk group of a large public accounting firm. • Strategic Planning: Founder of four successful private energy companies including Range Royalty Management Ltd; Member of the board of directors of PrairieSky Royalty Ltd. since 2014; Former member of the Strategic Planning Committee of CN; Former member of the board of directors of Ovintiv Corporation; Former member of the board of directors of InterPipeline Limited and Chair of the Special Committee of Independent Directors of Inter Pipeline Ltd. in connection with a comprehensive Strategic Review process; Former member of the Corporate Governance and Nominating Committee of CN. • Environmental/Social/Corporate Responsibility: Member of the Governance, Sustainability and Safety Committee of CN; Former member of the Environment, Safety & Security Committee of CN; Over thirty years of experience in energy business overseeing safety, risk management and environmental matters including oversight of sustainability reporting. MEMBER OF ATTENDANCE 2023 (2) Board 100% Audit, Finance and Risk Committee (Chair) 100% Governance, Sustainability and Safety Committee 100% Pension and Investment Committee 100% VOTING RESULTS IN 2023 506,091,465 (98.97%) votes in favour 5,244,509 (1.03%) votes against OTHER CURRENT PUBLIC BOARD PrairieSky Royalty Ltd. (PSK) (2014–present) OTHER PUBLIC BOARDS DURING PAST 5 YEARS Ovintiv Corporation (2015–2021) Inter Pipeline Limited (IPL) (2015–2021) SECURITIES HELD Value at risk C$3,549,185 (3) Common Shares Owned or Controlled (4) 20,027 February 2024 14,539 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (5) Five-year target (C$1,585,898): Met (2.2✕). Nominees for Election to the Board CN-43 Circulaire EN.indb 24 2024-03-14 12:46

CN | Management Information Circular 2024 25 AGE 64 (1) Alberta, Canada DIRECTOR SINCE April 25, 2023 Independent LINGUISTIC PROFICIENCY English Al Monaco Corporate Director Mr. Monaco was, until his retirement on January 1, 2023, the President and Chief Executive Officer of Enbridge Inc. (“Enbridge”), an energy infrastructure company. Appointed as President, Chief Executive Officer and a director of Enbridge in 2012, Mr. Monaco led Enbridge through a period of transformational growth combined with an intensified focus on safety, reliability and environmental protection that has positioned it as North America’s leading diversified energy delivery company. Previously, he held a number of executive positions at Enbridge, including President, Gas Pipelines, Renewable Energy & International, President, Gas Distribution and Storage, Executive Vice President, Major Projects & Renewable Energy and Senior Vice President, Corporate Planning and Development. Mr. Monaco is a director and member of the compensation committee of Weyerhaeuser Company, and a former director and member of the executive committee, and Chair of the Finance Committee, of the American Petroleum Institute. He is also a former director and member of the Business Council (US), the U.S. National Petroleum Council, the Business Council of Canada, the Business Council of Alberta, and the Catalyst Canada Advisory Board. He was the recipient of the Fraser Institute’s Founders Award (2019) in recognition of his exceptional entrepreneurial achievements and has been recognized, among many other recognitions, as “Canadian Energy Person of the Year” (2017). Most recently, he was awarded the Canadian Chamber of Commerce Canadian Business Leader Lifetime Achievement Award. Mr. Monaco earned his MBA from the Haskayne School of Business at the University of Calgary. He is a CPA and a certified management accountant. He also completed the Advanced Management Program at Harvard Business School. Qualifications to sit on the Board Mr. Monaco brings decades-long experience overseeing a large, complex, federally regulated and geographically diverse organization, including the management of capital-intensive operations, development of important infrastructure projects, deployment of operating technology, as well as international operations, sustainability and strategic planning. This experience provides CN with invaluable insight into executive leadership, safety and reliability, customer experience, corporate governance, finance, mergers and acquisitions, strategic planning, investor relations, ESG, people and talent management, government, regulatory and public policy and a global experience and perspective. Mr. Monaco’s Competencies The following experience and skills qualify Mr. Monaco to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: Over 20 years of experience as a senior executive at Enbridge, the largest North American energy infrastructure company, including 11 years in the role of President and Chief Executive Officer. • Risk Management/Safety: Former President and Chief Executive Officer of Enbridge, with an intensified focus on Enbridge’s approach to safety, reliability and protecting the environment. • Strategic Planning: Former Chief Executive Officer and President of Enbridge for 11 years, responsible for setting and executing Enbridge’s strategic and capital allocation priorities; led Enbridge through a period of significant growth, including large scale acquisitions, investments and divestitures, EBITDA and dividend growth, and developing and executing the company’s renewables and low carbon investment strategy; Former Senior Vice President, Corporate Planning and Development at Enbridge. • Environmental/Social/Corporate Responsibility: In his role as President and Chief Executive Officer of Enbridge, led Enbridge in establishing ESG goals; further led Enbridge in making meaningful progress towards the achievement of its ESG goals (including through significantly expanding the renewables and low carbon businesses and partnerships; establishing diversity, equity and inclusion targets, and developing economic relationships with Indigenous communities). MEMBER OF ATTENDANCE 2023 (2) Board 100% Governance, Sustainability and Safety Committee (7) 100% Human Resources and Compensation Committee (7) 100% VOTING RESULTS IN 2023 510,368,285 (99.81%) votes in favour 968,189 (0.19%) votes against OTHER CURRENT PUBLIC BOARD Weyerhaeuser Company (2020–present) OTHER PUBLIC BOARD DURING PAST 5 YEARS Enbridge Inc. (2012–2023) SECURITIES HELD Value at risk C$1,778,757 (3) Common Shares Owned or Controlled (4) 10,037 February 2024 2,236 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (5) Five-year target (C$1,585,898): Met (1.1✕). Nominees for Election to the Board CN-43 Circulaire EN.indb 25 2024-03-14 12:46

CN | Management Information Circular 2024 26 AGE 60 (1) Quebec, Canada Alberta, Canada DIRECTOR SINCE February 28, 2022 Non-Independent LINGUISTIC PROFICIENCY English Tracy Robinson President and Chief Executive Officer, CN Ms. Robinson was appointed President and Chief Executive Officer of CN on January 25, 2022, effective February 28, 2022. Prior to joining CN, she held various senior and executive positions at TC Energy Corporation (a major North American energy company) between 2014 and 2022, including most recently as Executive Vice-President, President of Canadian Natural Gas Pipelines and President Coastal GasLink of TC Energy Corporation from 2018 to 2022. She also previously worked at Canadian Pacific Railway (now Canadian Pacific Kansas City Limited) (“Canadian Pacific”) for nearly three decades. Over the course of her career, Ms. Robinson has developed meaningful experience on private and industry boards. She currently serves as Vice-Chair of the Business Council of Canada and previously chaired the board of the Canadian Energy Pipeline Association and served on the boards of the Canadian Gas Association and the Business Council of British Columbia. She also served on the board of Shock Trauma Air Rescue Service (STARS), a charitable and nonprofit entity governed by a volunteer board of directors, and acted as a board member of Smart Sand, Inc., a Nasdaq-listed frac sand supply and services company. Ms. Robinson is currently on the Campaign Committee of the University of Saskatchewan (“U. of S.”) and the Dean’s Advisory Council at the Edward’s School of Business of the U. of S. Ms. Robinson holds an MBA from the University of Pennsylvania’s Wharton School of Business and a Bachelor of Commerce Degree from U. of S. She received her Institute of Corporate Directors designation in 2015. Qualifications to sit on the Board With her extensive executive experience and past tenure at Canadian Pacific for 27 years, Ms. Robinson brings over 35 years of valuable railroad experience, operational management, strategy development and project execution experience to the Board, which will allow her to contribute to driving growth and profitability to CN and providing value to our stakeholders. Ms. Robinson’s Competencies The following experience and skills qualify Ms. Robinson to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: Former Executive Vice-President, President and various other senior leadership positions at TC Energy Corporation since 2014; extensive senior executive experience in Commercial, Operations and Finance at Canadian Pacific. • Transport Industry/Logistics/Supply Chain/Global Trade: Nearly three decades of experience, including in senior and executive positions, in roles spanning across Commercial, Operations and Finance at Canadian Pacific. • Strategic Planning: Responsible for various segments and high-profile projects in her position as Executive Vice-President and President at TC Energy Corporation, including the profitability and growth of its Canadian natural pipelines business and all aspects of its Coastal GasLink project; Spent nearly three decades, including in senior and executive positions, at Canadian Pacific, with experience including positions in operations, finance and marketing. • Customer Experience/Sales/Marketing: Various executive roles spanning 35 years, including Executive Vice-President of TC Energy Corporation, President of Canadian Natural Gas Pipelines and President Coastal GasLink from 2019 to 2022; experience at Canadian Pacific, notably as General Manager of Transportation Services and Vice President of Marketing and Sales. MEMBER OF ATTENDANCE 2023 (2) Board 100% VOTING RESULTS IN 2023 510,785,729 (99.89%) votes in favour 550,745 (0.11%) votes against OTHER CURRENT PUBLIC BOARDS – OTHER PUBLIC BOARD DURING PAST 5 YEARS Smart Sand, Inc. (2015–2019) SECURITIES HELD (8) Value at risk C$4,547,997 (3) Common Shares Owned or Controlled (8) 25,663 February 2024 16,285 February 2023 Stock Options Held (9) 296,600 February 2024 222,700 February 2023 SHARE OWNERSHIP REQUIREMENT (MET OR TARGET DATE TO MEET) (8) Five-year target (C$10,257,720): To be met by February 2027. Nominees for Election to the Board CN-43 Circulaire EN.indb 26 2024-03-14 12:46

CN | Management Information Circular 2024 27 (1) The age of the directors is provided as at April 26, 2024, the date of the Meeting. (2) For a detailed review of the 2023 Board and committee attendance by directors, please refer to the Attendance Table found in the “Statement of Corporate Governance Practices - Board and Committee Attendance” section of this Information Circular. (3) The Value at risk for non-executive directors represents the total value of common shares and Deferred Share Units (“DSUs”) under the Deferred Share Unit Plan for non-executive directors (“DSU Plan”), which total value is based on the February 22, 2024, closing price of the common shares on the TSX (C$177.22) or, for Ms. dePass Olsovsky, Mr. Freeman, Ms. Gray, Mr. Howell and Mr. Knight, the closing price of the common shares on the New York Stock Exchange (“NYSE”) (U.S.$ 131.43) converted to Canadian dollars using the rate of exchange of Bloomberg (U.S.$1.00 = C$1.3482) on the same date. The Value at Risk for Ms. Tracy Robinson represents the total value of common shares owned or controlled and vested DSUs under the Company’s Voluntary Incentive Deferral Plan (“VIDP”), which total value is based on the February 22, 2024 closing price of the common shares on the TSX. (4) The information regarding common shares beneficially owned, controlled or directed, directly or indirectly, has been furnished by the respective directors individually as at February 22, 2024 and for 2023 as at February 22, 2023 and includes DSUs for non-executive directors. For further information on the DSU Plan, please see the “Board of Directors Compensation - Directors’ Deferred Share Unit Plan” section of this Information Circular. In the case of Ms. Tracy Robinson, common shares owned or controlled includes vested DSUs under the VIDP, but does not include common shares under stock options. For further details on the VIDP, please see the “Statement of Executive Compensation” section of this Information Circular. (5) Non-executive directors are required to own, within five years of joining the Board, common shares, DSUs or similar share equivalents, if any, (collectively, “CN Securities”) with a value of the Canadian dollar equivalent of five times their annual retainer (being the aggregate of their director cash retainer and director share grant retainer) or, in the case of Ms. Bruder, our Board Chair, the Canadian dollar equivalent of five times of the annual Board Chair retainer (being the aggregate of her Board Chair cash retainer and Board Chair share grant retainer). Non-executive director and Board Chair retainers are set in U.S. dollars and were converted to Canadian dollars as at February 22, 2024 using the average rate of exchange of the Bank of Canada during the year for 2023 (US$1.00 = C$1.3497) for purposes of calculating each director’s minimum shareholding requirement. For further details on director and Board Chair compensation and on non-executive director share ownership requirements, please see the “Board of Directors Compensation” section of this Information Circular. (6) Ms. Gray became a member of the AFR Committee on April 25, 2023. She also became a member, and Chair, of the GSS Committee on April 25, 2023 and stepped down from the Human Resources and Compensation Committee on April 25, 2023. (7) Mr. Monaco became a member of the GSS Committee and of the Human Resources and Compensation Committee on July 25, 2023. (8) For a discussion on Ms. Tracy Robinson’s shareholding requirements, please see the section on “Stock Ownership” on page 68 of this Information Circular. Ms. Robinson is also enrolled in the ESIP. See “Employee Share Investment Plan” on page 67 of this Information Circular. (9) Stock options granted to Ms. Robinson pursuant to the MLTIP. For further details on the plan, please see the "Management Long-Term Incentive Plan" section beginning on page 81 of this Information Circular. Additional Disclosure Relating to Directors As of the date hereof, to the knowledge of the Company and based upon information provided to it by the directors, no proposed director is or has been within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including CN) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while such director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after such director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such director was acting in the capacity as director, chief executive officer or chief financial officer. Except as disclosed in this section, as of the date hereof, to the knowledge of the Company and based upon information provided to it by the directors, no proposed director is or has been, in the last 10 years, a director or executive officer of any company (including CN) that, while such person was acting in that capacity or within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Also as of the date hereof, to the knowledge of the Company and based upon information provided to it by the directors, no proposed director is or has, in the last 10 years, themselves become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets. On March 31, 2016, Ms. McKenzie, a current Board member of the Company, resigned as a director of Endurance Energy Ltd. (“Endurance”), a privately held natural gas exploration company. Endurance filed for creditor protection under the Companies’ Creditors Arrangement Act in May 2016, and was placed into bankruptcy in November 2017. To the knowledge of the Company and based upon information provided to it by the directors, no proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. Nominees for Election to the Board CN-43 Circulaire EN.indb 27 2024-03-14 12:46

CN | Management Information Circular 2024 28 CN’s director compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and its committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations throughout Canada and the U.S. and the Company’s need to attract and retain directors with experience in doing business in Canada and in the U.S., the compensation of the non-executive directors of the Company is designed to be comparable to that of a broad mix of large Canadian and U.S.-based companies, including other Class I railroads. Any director who is also an employee of the Company or of any of its affiliates does not receive any compensation as a director. Following a review of the compensation arrangements for non-executive directors with the help of external advisors in 2015, the Board, upon the advice of the former Corporate Governance and Nominating Committee, approved revisions to non-executive directors’ compensation, which now consists of an all-inclusive annual retainer structure comprising both a cash and an equity component. The compensation structure was thereafter reviewed annually by the GSS Committee and the Board, and has remained unchanged, including for 2023. The GSS Committee and the Board have also reviewed the compensation structure for 2024 and agreed that it would remain unchanged. The flat-fee approach was found, and continues to be, consistent with the compensation trends of the comparator groups, adds predictability to compensation paid to non-executive directors, and is simpler to administer. The Board sets the compensation of non-executive directors based on the GSS Committee’s recommendations. This committee regularly reviews the compensation of non-executive directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and the committee members and to remain competitive with director compensation trends in Canada and the U.S. Comparator Groups We conduct a market review of the compensation of CN’s non-executive directors on an annual basis with the assistance of an external firm. In 2023, as part of this review, we updated our peer group for non-executive directors’ compensation, such that CN’s non-executive directors’ compensation is now compared against the following three separate comparator groups: (i) selected Canadian and U.S. companies, including Class I railroads, composed of the same companies used for benchmarking the named executive officers’ (“NEO”) compensation (updated in 2023 to reflect a broader mix of Canadian and U.S. companies comparable to CN, in the view of capturing data from a broader industry perspective), (ii) other Canadian companies that previously formed part of CN’s non-executive directors' compensation peer group, and (iii) U.S. companies comprised in the Standard and Poor’s 500 Index, given CN’s extensive network in the U.S. and its need to attract and retain U.S.-based directors. In December 2023, our review confirmed that directors' compensation remained well aligned with the median of the new comparator group for NEOs and well aligned with the upper end of each of the other comparator groups. Revised NEO Peer Group Canadian Pacific Kansas City Limited Class I Railroad (CDN) CSX Corporation Class I Railroad (U.S.) Norfolk Southern Corporation Class I Railroad (U.S.) Union Pacific Corporation Class I Railroad (U.S.) Enbridge Inc. Oil, Gas and Consumable Fuels (CDN) Emerson Electric Co. Technology, software & engineering (U.S.) Fortis Inc. Electric & Gas (CDN) Illinois Tool Works Inc. Industrial products & equipment (U.S.) Republic Services, Inc. Waste management, comprehensive waste & environmental services (U.S.) Rogers Communications Inc. Diversified Telecommunication (CDN) Sempra Energy (U.S.) Telus Corporation Diversified Telecommunication (CDN) TC Energy Corporation Oil, Gas and Consumable Fuels (CDN) The Williams Companies, Inc. Electric & Gas (U.S.) Waste Management, Inc. Waste management, comprehensive waste & environmental services (U.S.) Xcel Energy Inc. Electric & Gas (U.S.) Other Canadian Peer Group of Companies Bank of Montreal Banks Barrick Gold Corporation Metals & Mining BCE Inc. Diversified Telecommunication Canadian Imperial Bank of Commerce Banks Canadian Natural Resources Ltd. Oil, Gas and Consumable Fuels Canadian Tire Corporation Multiline Retail Cenovus Energy Inc. Oil, Gas and Consumable Fuels CGI Inc. IT services Manulife Financial Insurance Corporation Nutrien Ltd Chemicals Sun Life Financial Inc. Insurance Suncor Energy Inc. Oil, Gas and Consumable Fuels Teck Resources Ltd. Metals & Mining Thomson Reuters Corporation Media Board of Directors Compensation Board of Directors Compensation CN-43 Circulaire EN.indb 28 2024-03-14 12:46

Compensation Levels

The following table shows the compensation levels for CN's non-executive directors during 2023. The GSS Committee reviewed the compensation levels for CN's non-executive directors in 2023 and in light of the flat fee compensation structure, resolved that such compensation levels remain unchanged for 2023. Directors' compensation levels have therefore remained the same since 2015.

TYPE OF FEE [1]	FEE (U.S.$) 2023
Board Chair Cash Retainer[2]	175,000
Board Chair Share Grant Retainer[2]	375,000
Director Cash Retainer	35,000
Director Share Grant Retainer	200,000
Committee Chair Cash Retainers[3]	
Audit, Finance and Risk Committee and Human Resources and Compensation Committee Chairs	75,000
Other Committee Chairs	65,000
Committee Member Cash Retainer	55,000

(1) The non-executive directors (including the Board Chair) may choose to receive all or part of their cash retainers in common shares or DSUs (see the following Compensation Tables for details) and their common share grant retainer can also be received in DSUs. The common shares are purchased on the open market.

(2) The Board Chair receives no additional director retainer nor committee Chair or committee member retainer.

(3) Committee Chairs receive no additional committee Chair or committee member retainer.

Compensation Table in Canadian Dollars

The table below reflects in detail the compensation earned by the Company's non-executive directors, expressed in Canadian dollars, in the 12-month period ended December 31, 2023, in accordance with the disclosure rules issued by the Canadian Securities Administrators (the "CSA"). Directors' compensation has been set in U.S. dollars since 2002 and the fluctuation in the exchange rate affects year-over-year comparability. Please see footnote 1 in the below table for currency exchange information, and the Compensation Table in U.S. dollars on page 30.

Fees Earned (Canadian $)[1]

NAME	DIRECTOR AND BOARD CHAIR CASH RETAINER	COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER	TOTAL CASH RETAINER[2]	SHARE-BASED AWARDS[3]	ALL OTHER COMPENSATION	TOTAL COMPENSATION	PERCENTAGE OF TOTAL FEE RECEIVED IN COMMON SHARES AND/ DSUS[4]
Current Directors							
Shauneen Bruder	234,404	-	234,404	502,294		736,698	100%
Jo-ann dePass Olsovsky	47,240	101,228	148,468	267,890		416,358	64%
David Freeman	46,881	73,670	120,551	267,890		388,441	100%
Denise Gray	46,881	82,948[5]	129,829	267,890		397,719	100%
Justin M. Howell	47,240	87,731	134,971	267,890		402,861	66%
Susan C. Jones	46,881	73,670	120,551	267,890		388,441	100%
Robert Knight	46,881	73,670	120,551	267,890		388,441	100%
Michel Letellier	46,881	73,670	120,551	267,890		388,441	100%
Margaret A. McKenzie	46,881	100,459	147,340	267,890		415,230	100%
Al Monaco[6]	31,998	50,283	82,281	182,848		265,129	100%
Retired Directors							
Robert L. Phillips[7]	14,906	27,682	42,588	85,770		128,358	67%
Total	**657,074**	**745,011**	**1,402,085**	**2,914,032**	**-**	**4,316,117**	

(1) All directors earned compensation in U.S. dollars. The directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DSUs, and may also choose to receive their common share grant retainer in DSUs. Unless otherwise indicated, compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2023 (U.S.$1.00 = C$1.3497). Beginning in 2023, DSU grants were made quarterly in arrears, payable on the last day of each fiscal quarter. Compensation elected to be received in common shares or DSUs was converted to Canadian dollars using the rate of exchange of Bloomberg on the applicable purchase or reference days (U.S.$1.00 = C$1.3516 on March 31, 2023; U.S.$1.00 = C$1.3242 on June 30, 2023; U.S.$1.00 = C$1.3577 on September 29, 2023 and U.S.$1.00 = C$1.3243 on December 29, 2023). Mr. Monaco joined the Board on April 25, 2023; he therefore received DSU grants for his prorated compensation as a member of the Board on June 30, 2023, September 29, 2023 and December 29, 2023.

(2) All directors elected to receive their cash retainers in common shares or DSUs with respect to the amounts set forth beside their names, except for Ms. dePass Olsovsky and Mr. Howell, who each elected to receive 100% of their Director and Committee Chair retainers in cash, and for Mr. Phillips, who elected to receive 100% of his prorated Director and Committee Chair retainer in cash. Compensation received by Mr. Phillips in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for the period from January 31, 2023 until May 31, 2023 (U.S.$1.00 = C$1.3517).

(3) Represents a common share grant valued at U.S.$200,000 (prorated where applicable) received by each non-executive director as part of the director retainer and U.S.$375,000 for the Board Chair as part of the Board Chair retainer. See Note 1 for currency conversion information.

(4) This percentage is calculated by dividing the aggregate of the cash retainers elected by non-executive directors to be received in common shares or DSUs described in notes (1) and (3) above and the value provided under the share-based awards column, by the value provided under the total compensation column.

(5) Effective as of April 25, 2023, Ms. Gray became Chair of the GSS Committee and as such, her compensation as Chair of the GSS Committee was prorated. The prorated portion of Ms. Gray's additional compensation as Chair of the GSS Committee from April 25, 2023 to December 31, 2023 was received in DSUs on February 21, 2024.

(6) Mr. Monaco joined the Board on April 25, 2023 and as such, his compensation was prorated.

(7) Mr. Phillips retired from the Board on April 25, 2023 and as such, his compensation was prorated.

CN
Board of Directors Compensation

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CN | Management Information Circular 2024

CN | Management Information Circular 2024 30 Compensation Table in U.S. Dollars The table below reflects in detail the compensation earned by the Company’s non-executive directors in U.S. dollars in the 12-month period ended December 31, 2023. Fees Earned (U.S.$) NAME DIRECTOR AND BOARD CHAIR CASH RETAINER COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER TOTAL CASH RETAINER SHARE-BASED AWARDS TOTAL Current Directors Shauneen Bruder 175,000 – 175,000 375,000 550,000 Jo-ann dePass Olsovsky 35,000 75,000 110,000 200,000 310,000 David Freeman 35,000 55,000 90,000 200,000 290,000 Denise Gray 35,000 61,841 (1) 96,841 200,000 296,841 Justin M. Howell 35,000 65,000 100,000 200,000 300,000 Susan C. Jones 35,000 55,000 90,000 200,000 290,000 Robert Knight 35,000 55,000 90,000 200,000 290,000 Michel Letellier 35,000 55,000 90,000 200,000 290,000 Margaret A. McKenzie 35,000 75,000 110,000 200,000 310,000 Al Monaco 23,942 (2) 37,624 61,566 136,813 198,379 Retired Directors Robert L. Phillips (3) 11,027 20,479 31,506 63,736 95,242 Total 489,969 554,944 1,044,913 2,175,549 3,220,462 (1) Effective as of April 25, 2023, Ms. Gray became Chair of the GSS Committee and as such, her compensation as Chair of the GSS Committee was prorated. The prorated portion of Ms. Gray’s additional compensation as Chair of the GSS Committee from April 25, 2023 to December 31, 2023 was received in DSUs on February 21, 2024. (2) Mr. Monaco joined the Board on April 25, 2023 and as such, his compensation was prorated. (3) Mr. Phillips retired from the Board on April 25, 2023 and as such, his compensation was prorated. Share Ownership The directors of the Company play a central role in enhancing shareholder value and each of them has a substantial investment in the Company. Since January 1, 2019, each non-executive director must own, within five years of joining the Board, common shares, DSUs or similar share equivalents of CN, if any, (“CN Securities”) with a value of the Canadian dollar equivalent of five times their total annual director retainer (which consists of the aggregate of their director cash retainer and director share grant retainer) and in the case of the Board Chair, the Canadian dollar equivalent of five times her total Board Chair retainer (which consists of the aggregate of her Board Chair cash retainer and Board Chair share grant retainer) (the “Minimum Shareholding Requirement”). Each non-executive director is required to continue to hold such value throughout his or her tenure as a director and to continue to hold 50% of the Minimum Shareholding Requirement for a period of two years after the director leaves the Board. In addition, the CN Securities held to comply with the Minimum Shareholding Requirement shall not be, during the director’s tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding. Each non-executive director is required to receive at least 50% of his or her annual director, committee, Board Chair and committee Chair cash retainers in CN Securities and may elect to receive up to 100% of such retainers in CN Securities until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may continue to elect to receive up to 100% of such retainers in CN Securities. Approximately 92% of the total annual compensation of the non-executive directors for 2023 was in the form of CN Securities. The average value of CN Securities owned by the current non-executive directors is approximately C$1,768,993 (based on the February 22, 2024 closing price of the common shares of the Company on the TSX (C$177.22), or the NYSE (U.S.$131.43) for U.S. directors). Directors are required to own, within 5 years of joining the Board, CN shares worth 5 times their annual retainer. Directors continue to be subject to share ownership requirements for two years beyond board tenure. Board of Directors Compensation CN-43 Circulaire EN.indb 30 2024-03-14 12:46

Share Ownership Table

The following table provides information on the number and the value of common shares and DSUs owned by the Company's current directors as at February 22, 2024, and the Minimum Shareholding Requirement status.

Values Expressed in Canadian $

NAME OF DIRECTOR	PERIOD[1]	NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED	TOTAL VALUE OF COMMON SHARES (VALUE AT RISK) (CA$)[2]	NUMBER OF DSU'S HELD[3]	TOTAL VALUE OF DSU'S (VALUE AT RISK) (CA$)[2]	TOTAL NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED AND DSUs[3]	TOTAL VALUE OF COMMON SHARES AND DSU'S (VALUE AT RISK) (CA$)[2]	GUIDELINE MET/ INVESTMENT REQUIRED TO MEET GUIDELINE (CA$)	VALUE AT RISK AS MULTIPLE OF SHAREHOLDING REQUIREMENT
Shauneen Bruder	2024	6,000	1,063,320	26,066	4,619,417	32,066	5,682,737	Met	1.5
	2023	–		20,947		20,947			
	Variation	6,000		5,119		11,119			
Jo-Ann dePass Olsovsky	2024	–	–	4,649	823,775	4,649	823,775	762,123	0.5
	2023	–		2,882		2,882			
	Variation	–		1,767		1,767			
David Freeman	2024	2,038	361,121	3,960	701,688	5,998	1,062,809	523,089	0.7
	2023	1,000		1,453		2,453			
	Variation	1,038		2,507		3,545			
Denise Gray	2024	–	–	6,861	1,215,728	6,861	1,215,728	370,170	0.8
	2023	–		4,244		4,244			
	Variation	–		2,617		2,617			
Justin M. Howell	2024	–	–	5,391	955,252	5,391	955,252	630,646	0.6
	2023	–		3,610		3,610			
	Variation	–		1,781		1,781			
Susan C. Jones	2024	2,748	487,001	3,959	701,614	6,707	1,188,615	397,283	0.7
	2023	2,748		1,454		4,202			
	Variation	–		2,505		2,505			
Robert Knight	2024	–	–	3,959	701,511	3,959	701,511	884,387	0.4
	2023	–		1,453		1,453			
	Variation	–		2,506		2,506			
Michel Letellier	2024	1,025	181,651	3,103	549,914	4,128	731,564	854,334	0.5
	2023	700		615		1,315			
	Variation	325		2,488		2,813			
Margaret A. McKenzie	2024	11,005	1,950,306	9,022	1,598,879	20,027	3,549,185	Met	2.2
	2023	8,290		6,249		14,539			
	Variation	2,715		2,773		5,488			
Al Monaco	2024	8,346	1,479,078	1,691	299,679	10,037	1,778,757	Met	1.1
	2023	2,236		–		2,236			
	Variation	6,110		1,691		7,801			
Tracy Robinson	2024	4,382	776,578	21,281	3,771,419	25,663	4,547,997	5,709,723	Note 4
	2023	3,720		12,565		16,285			
	Variation	662		8,716		9,378			

(1) The number of common shares and DSUs held by each director for 2024 is set out as at February 22, 2024 and for 2023, is set out as at February 22, 2023.

(2) The total value at risk is based on the February 22, 2024 closing price of the common shares on the TSX (C$177.22) or, for Ms. dePass Olsovsky, Mr. Freeman, Ms. Gray, Mr. Howell and Mr. Knight, the NYSE (U.S.$131.43) converted into Canadian dollars using the Bloomberg closing exchange rate (U.S.$1.00 = C$1.3482) on the same date.

(3) As of January 1, 2023, under the Directors' Deferred Share Unit Plan, grants are now made quarterly in arrears, payable on the last day of each fiscal quarter. Therefore, the DSUs for the period 2024 do not include DSUs elected as part of directors' 2024 compensation for non-executive directors. For Ms. Robinson, the number of DSUs shown include those held under the Company's VIDP.

(4) For a discussion on Ms. Tracy Robinson's shareholding requirements, please see the section on "Stock Ownership" on page 68 of this Information Circular. Ms. Robinson is also enrolled in the ESIP. See "Employee Share Investment Plan" on page 67 of this Information Circular.

Directors' Deferred Share Unit Plan

Subject to the Minimum Shareholding Requirement, non-executive directors may elect to receive all or part of their director, committee member, Board Chair, and committee Chair cash retainers either in cash, common shares of the Company purchased on the open market or DSUs. They may also elect to receive their common share grant retainer in DSUs. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DSUs reflecting dividend equivalents.

Each non-executive director has an account where notional DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each non-executive director's account is calculated by dividing the amount elected to be received in DSUs by the common share price on the day the credit is made. Grants are made quarterly in arrears, payable on the last day of each fiscal quarter.

Participants in the DSU Plan are credited additional notional DSUs that are equivalent to the dividends declared on the Company's common shares. The number of DSUs is calculated using the methodology described above, using the total notional dividend amount and the share price on the dividend payment date. Such additional DSUs are credited to each non-executive director's account on each dividend payment date.

When a non-executive director leaves the Board, the Company is required to deliver to such director a number of common shares purchased on the open market equivalent to the number of DSUs held by the non-executive director in the DSU Plan, taking into account the appropriate tax withholdings. All administration costs as well as any brokerage fees associated with the purchase and delivery of common shares are supported by CN.

CN
Board of Directors Compensation

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CN | Management Information Circular 2024

CN | Management Information Circular 2024 32 Statement of Corporate Governance Practices We are committed to adhering to the highest standards of corporate governance, and our corporate governance practices are designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board and of each of its committees are set forth in our Corporate Governance Manual, which is revised regularly with a view of continuously improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. The Board regularly reviews its governance practices and updates CN’s Corporate Governance Manual with a view of continuing its best-in-class practices with respect to, among other matters, board size, gender equity and diversity, and director tenure. In 2023, we amended our Corporate Governance Manual to, among other matters, update our Board evaluation processes. More information on our director selection and evaluation processes can be found in this “Statement of Corporate Governance Practices” section of the Information Circular, particularly under the headings “Statement of Corporate Governance Practices – Director Selection” and “Statement of Corporate Governance Practices – Board Performance Assessment”. The Corporate Governance Manual also forms part of the documentation given to all persons elected or appointed to the Board. A copy is available on our website at www.cn.ca, under “Delivering Responsibly/Governance”. As a Canadian reporting issuer with securities listed on the TSX and on the NYSE, our corporate governance practices comply with applicable rules adopted by the CSA, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the SEC. As a “foreign private issuer” under the SEC’s rules, we are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under “Delivering Responsibly/Governance”, our governance practices comply with the NYSE corporate governance rules in all significant respects. The CSA adopted, in June 2005, National Instrument 58-101—Disclosure of Corporate Governance Practices (as amended from time to time, the “Disclosure Instrument”) and National Policy 58-201—Corporate Governance Guidelines (as amended from time to time, the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text set forth hereunder refers to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”). The Board is of the opinion that the Company’s corporate governance practices are well designed to assist the Company to reflect best-in-class environmental, social and governance practices, and support the enhancement of shareholder value. The Board has approved the disclosure of the Company’s governance practices described below, on the recommendation of the GSS Committee. CN’s Corporate Governance Manual is revised regularly with a view of continuously improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. CN’s Environmental, Social and Corporate Governance (ESG) Initiatives . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33 Code of Business Conduct . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33 Independence of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34 Independent Chair of the Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34 Position Descriptions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35 Committees of the Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35 Risk Management Oversight . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 Board and Committee Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . . 37 Board and Committee Attendance . . . . . . . . . . . . . . . . . . . . . . . . . 38 Director Selection . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39 Diversity at CN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 41 Board Renewal and Other Practices . . . . . . . . . . . . . . . . . . . . . . . 43 Board Performance Assessment . . . . . . . . . . . . . . . . . . . . . . . . . . . 44 Director Orientation and Continuing Education . . . . . . . . . . . 45 Stakeholder and Indigenous Engagement . . . . . . . . . . . . . . . . .46 Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 32 2024-03-14 12:46

CN | Management Information Circular 2024 33 CN’s Environmental, Social and Corporate Governance (ESG) Initiatives Since CN became a publicly traded company in 1995, our Board has adopted governance practices that have been widely recognized as meeting the highest standards and supporting shareholder value creation. With the ever-growing complexity of global issues, the role of companies is increasingly being viewed by both investors and other stakeholders as being more expansive. The Board and CN’s executive team recognize that ESG responsibility is a key priority for our stakeholders. Accordingly, the Board has put in place measures with a view of ensuring that the Company is well positioned to meet these complex challenges. Succinctly stated, CN believes that how we succeed is just as important as what we achieve. One of the key elements of CN’s ESG commitment is an annual advisory vote on the Company’s Climate Action Plan. This vote complements CN’s long-standing and extensive climate change plans and disclosures, its public reporting of its GHG emissions, its strategy to reduce emissions, as well as its year-over-year progress. For more information on our Climate Action Plan, please see the “Climate Action Plan Report” section on page 48 of this Information Circular. CN also recognizes that the diversity of the Board and senior management of the Company, which aims to reflect its communities and customers, is an essential element in sustaining CN’s success and maintaining the confidence of our stakeholders. In January 2022, we announced the appointment of Ms. Tracy Robinson as CN’s first female President and Chief Executive Officer, and in May 2022, Ms. Shauneen Bruder was appointed Board Chair. We also appointed Ms. Denise Gray as Chair of our GSS Committee in April 2023, such that, as of the date of this Information Circular, three out of four of our Committee Chairs are women. Further, in early 2024, we updated our diversity targets for representation of under-represented groups (being women, visible minorities, Aboriginal peoples and persons with disabilities, as such terms are defined in the Employment Equity Act) in Board and executive management positions. As of January 2024, our diversity targets for Board members was revised such that men and women must each represent at least 40% of the independent Board members, and at least two directors must come from broader under-represented groups, beyond gender. As of the date hereof, this revised target has been met, with five (50%) of our independent directors being women, and two of our independent Board members self-identifying as visible minorities. If all of the nominees presented for election at the Meeting are elected to the Board, we will continue to meet this revised target. In the last few years, we have made a number of other changes to our Board governance policies to align with evolving best practices in Canada and in the U.S. Among other changes: • The directors’ tenure limit was set at 14 years, removing the previous grandfathering provision. • The retirement age of directors was reduced from 75 to 72 years, subject to possible extensions by the Board in specific circumstances deemed in the best interest of CN and the Board. None of the director nominees standing for election at the Meeting meet or exceed our mandatory retirement age. • Our overboarding policy was revised to set at three the maximum number of public boards, including CN’s, on which directors (other than full-time chief executive officers or senior officers of public corporations, who may not serve on public boards other than CN’s and that of the company at which they are employed) may serve. The rule is subject to a one-year transition period where necessary. All director nominees being presented for election at the Meeting comply with our policy on outside directorships. • Our director assessment process was revised such that we now also consider input from select executive officers on Board effectiveness (in addition to feedback already gathered through our Board and committee evaluation questionnaires, Board Chair evaluation questionnaires and Committee Chair evaluation questionnaires) when assessing the Board’s performance. CN believes in the importance of consistent engagement and meaningful dialogue with all stakeholders, including shareholders, and the aforementioned initiatives were all informed by such interactions. The Board is confident that its enhanced governance rules help position CN as a leader in corporate governance and diversity with best-in-class practices, while maintaining the high level of expertise, institutional knowledge and strong board dynamics that have served the Company so well for over 25 years. For more information on the skills and experience that qualify each of our directors to serve on the Board, refer to the competency matrix at page 40 of this Information Circular, as well as each director’s biography on pages 16 to 26 of this Information Circular. Code of Business Conduct Our Code of Business Conduct is applicable to all directors, officers and employees of CN. We expect everyone working on our Company’s behalf, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards. The Code of Business Conduct addresses many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The GSS Committee and the Board review and update the Code of Business Conduct regularly to ensure that it is consistent with current industry trends and standards, clearly communicates CN’ s organizational mission, values, and principles, and, most importantly, serves as a reference guide for employees to support everyday decision making. Although waivers to the Code of Business Conduct may be granted in exceptional circumstances, no waiver has ever been granted to a director or executive officer in connection therewith. The GSS Committee reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Management reports to such committee on the implementation of the Code of Business Conduct within the Company and on any significant contravention of the Code of Business Conduct by employees of the Company. The Office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. Yearly, the CN Ombudsman presents a report that summarizes all cases logged and handled by the Office of the Ombudsman to the GSS Committee. The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board, attached as Schedule “A” to this Information Circular, states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. The Board and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN’s core values of integrity and respect. The Code of Business Conduct is regularly reviewed to ensure it reflects those core values and remains consistent with industry trends and standards. Each director, executive officer and management employee must certify annually their compliance with the Code of Business Conduct, and employees are required to complete an online training course on the Code of Business Conduct. An integrity training session CN’s Code of Business Conduct clearly communicates CN’s organizational mission, values, and principles, and, most importantly, serves as a reference guide for employees to support everyday decision making. Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 33 2024-03-14 12:46

CN | Management Information Circular 2024 34 is also part of every new employee’s onboarding program on our core values of integrity and respect, and the importance of protecting CN’s reputation, understanding what Doing the Right Thing means, and how to identify and avoid potential conflict of interest situations. As part of our ethics program, employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company, and be fair and impartial in all dealings with customers, suppliers and partners. Employees must report to their manager any real or potential conflict of interest, and as required, provide written disclosure of such conflict. Similarly, the Board requests that every director disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board requires that such director not participate or vote in any such discussion or decision. The Board has also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to CN; and (ii) to communicate directly with the Board Chair, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under “Delivering Responsibly/Governance”. The Code of Business Conduct also provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hotline. The Code of Business Conduct is available on our website at www.cn.ca, under “Delivering Responsibly/Governance” and in print to any shareholder who requests a copy by contacting our Corporate Secretary. The Code of Business Conduct has also been filed with the Canadian and U.S. securities regulatory authorities. Related-Party Transactions Under CN’s Code of Business Conduct, directors, officers and employees are required to report any related party transaction or conflict of interest. For that purpose, in its Corporate Governance Manual, CN defines a related party as: • A director or officer of CN; • An affiliate, including an immediate family member, of a director or officer; or • A person who beneficially owns more than 10% of CN’s common shares. Any director or officer that has a material interest in a transaction or agreement involving CN must disclose the interest to the Chair of the Board or to the President and Chief Executive Officer, and does not participate in any discussions or votes on the matter. In accordance with our Corporate Governance Manual, any related-party transaction or any situation where a related party has a material interest in a transaction involving CN is submitted to the GSS Committee, or if deemed appropriate by the Chair of the Board, to the Board, for review and decision. In 2023, there was no such transaction between CN and a related person as described in Item 404 of Regulation S-K. Independence of Directors To better align the interests of the Board with those of our shareholders, all of our nominees for election to the Board of Directors are independent, with the exception of our President and Chief Executive Officer. In determining whether a director is an independent director, the Board applies the standards developed by the CSA, the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under “Delivering Responsibly/Governance”. The Board also adopted, in the fall of 2022, a Directors Independence Protocol (the “Protocol”) which presents guidelines as to the process and parameters for determining the independence status of directors at the time of appointment and on an ongoing basis. The Protocol is consistent with standards set out in CN’s Corporate Governance Manual and sets out the process for gathering and reviewing relevant information on an ongoing basis. As shown in the table below, 10 of the 11 nominees for election to the Board at the Meeting, including our Board Chair, are independent. Independence Status of nominees to the Board INDEPENDENT NON-INDEPENDENT (REASON FOR NON-INDEPENDENCE) Shauneen Bruder Jo-ann dePass Olsovsky David Freeman Denise Gray Justin M. Howell Susan C. Jones Robert Knight Michel Letellier Margaret A. McKenzie Al Monaco Tracy Robinson (President and CEO, CN) Independent Chair of the Board The Board has been led by a non-executive Chair since CN became public in 1995, and we believe that the separation of the positions of President and Chief Executive Officer and Chair of the Board contributes to allowing the Board to function independently of management. Our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. The Corporate Governance Manual also describes the responsibilities of the Chair of the Board. The key role of the Chair of the Board is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively, and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. Ms. Shauneen Bruder, who is the current independent Chair, became Chair of the Board on May 20, 2022. 10 of the 11 nominees for election to the Board are independent. Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 34 2024-03-14 12:46

CN | Management Information Circular 2024 35 Position Descriptions Our Corporate Governance Manual includes position descriptions for the Board Chair and the committee Chairs, as well as a position description for the President and Chief Executive Officer of the Company. Committees of the Board As of the date hereof, the Board has subdivided its supervision mandate into four areas and has established committees that have responsibilities within such areas. These committees are: (i) the AFR Committee, (ii) the GSS Committee, (iii) the Human Resources and Compensation Committee and (iv) the Pension and Investment Committee. The charters of each committee are included in CN’s Corporate Governance Manual and are available on our website at www.cn.ca under "Delivering Responsibly/Governance". Each committee reports to the Board and, subject to certain limited exceptions, there are no standing delegations of the Board's decision-making authority to any committees. A report of each committee’s activities over the past year can be found at Schedule “B” of this Information Circular. Following the Meeting, the Board will restructure and streamline its committee structure by disbanding and reallocating the responsibilities of the Pension and Investment Committee and establishing a Safety and Environment Committee with a view to strengthening the alignment with CN's core values and ensuring the Board is spending the necessary time and focus on the right strategic topics, including the development and implementation of our environment and climate change strategy and the safety of our operations. This new committee structure, aligned with corporate governance best practices, will enhance the Board’s focus on ESG matters and will ensure that the breadth of experience and expertise of our Board is drawn upon effectively in order for CN to be best positioned to execute on its strategy and address current and emerging enterprise risks. Accordingly, the Board’s committees will be restructured to consist of the following four committees: (i) the Audit, Finance and Risk Committee, (ii) the Governance and Sustainability Committee, (iii) the Human Resources and Compensation Committee and (iv) the Safety and Environment Committee. The following is an overview of the changes that will be made to achieve this new committee structure: • the Pension and Investment Committee will be disbanded, and the Audit, Finance and Risk Committee will assume responsibility for oversight of CN’s pension plan funding activities and the performance and investment activities of the CN Investment Division and the Human Resources and Compensation Committee will assume responsibility for oversight of the human resources, compensation and governance aspects of CN’s pension plans; • other than in respect of the foregoing assumption of responsibilities and minor changes to reflect CN’s continued focus on ESG matters, the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee will remain substantively unchanged; • the Governance, Sustainability and Safety Committee will be renamed the Governance and Sustainability Committee and will have oversight of board composition and evaluation, corporate governance and overall sustainability matters, including stakeholder and Indigenous relations and community investment; and • the newly formed Safety and Environment Committee will have oversight of environment, safety and security matters. In addition, the Board will have increased direct oversight over capital allocation and execution, such as operating and capital plan strategies and programs, dividends and share repurchases and significant expenditures (e.g. significant capital, sales and leases, mergers and acquisitions). The following is a brief summary of the mandate of each of the current committees of the Board, which will remain in effect until immediately after the Meeting. Audit, Finance and Risk Committee The AFR Committee is responsible for overseeing the Company’s financial reporting, overall enterprise risk management, including risks related to ESG matters (including climate change related risks) and cyber risk, monitoring the Company's internal control environment including controls over financial reporting, monitoring internal and external auditors, and overseeing the Company’s financial policies and procedures, including policies and procedures related to disclosure of financial and other material information to investors, and the processes to ensure that such information is accurate, complete and consistent with other public disclosures made by CN. The AFR Committee is also responsible for reviewing and making recommendations to the Board regarding certain of CN’s financial activities. As part of these responsibilities, the AFR Committee provides oversight with respect to CN’s operating plans, capital expenditures programs and capital allocation plans (including with respect to CN’s capital structure and cash flows) and CN’s share repurchase program, and reviews the opportunities and parameters for debt or equity financing, among other matters. The committee also oversees CN’s enterprise risk management program, monitoring management’s assessment of major risk exposures and their potential impact on the Company’s ability to achieve its business and financial objectives. The mandate of the AFR Committee is further described in its charter, which is included in our Corporate Governance Manual, and in CN’s 2023 Annual Information Form, available on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. The charter of the AFR Committee provides that it must be composed solely of independent directors. As of the date of this Information Circular, each member of the AFR Committee is independent and is financially literate, as such term is defined under Canadian securities laws and regulations and the NYSE Standards, and several members of the AFR Committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each AFR Committee member. No member of the AFR Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. Additional information relating to the AFR Committee can be found in Schedule “C” of this Information Circular, and in the Company’s 2023 Annual Information Form, available on SEDAR+ at www.sedarplus. ca, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. Governance, Sustainability and Safety Committee The GSS Committee has the responsibility of monitoring the size and composition of the Board and its committees and overseeing corporate governance matters. As part of its responsibilities, the GSS Committee develops, reviews and monitors criteria for selecting directors, including by regularly assessing required or desired competencies and skills to improve the Board and, in consultation with the Board Chair, identifies candidates qualified to become Board members. The GSS Committee also oversees the development and implementation of CN’s ESG policies and practices, including its short- and long-term sustainability objectives and the charitable contributions and sponsorships approved by management. The committee is responsible for overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 35 2024-03-14 12:46

CN | Management Information Circular 2024 36 practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The committee also oversees and monitors management’s assessment of the Company’s major risk exposures, relating to climate change and other environmental, social, safety and security issues, regulatory risk, reputation risk, and other risks delegated to the committee by the AFR Committee or the Board, and advises the Board on the adequacy of the Company’s efforts to ensure that its business is conducted in a way that it meets high standards of ethics and social and environmental responsibility. In addition, the GSS Committee oversees the Company’s ESG disclosures, including CN’s Code of Business Conduct and Climate Action Plan, and monitors the Company’s progress against its set targets under the Climate Action Plan. The GSS Committee reviews the corporate governance guidelines applicable to the Company (including with respect to diversity and inclusion), recommends any change that should be made thereto, and monitors the disclosure of its governance practices. The responsibilities, powers and operation of the GSS Committee are further described in its charter, which is included in our Corporate Governance Manual. The charter of the GSS Committee provides that it must be composed solely of independent directors. As of the date of this Information Circular, each member of the GSS Committee is independent. Human Resources and Compensation Committee The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment, compensation and succession planning. The committee also has the mandate, among others, to review human resources practices by ensuring, among other matters, that appropriate human resources practices and policies are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives and to ensure consistency with its strategic direction. Priorities of the Human Resources and Compensation Committee include talent management, leadership development, succession planning, diversity, equity and inclusion (“DE&I”), and employee engagement. The committee annually reviews short-, medium- and long-term succession plans for the executive team, and develops and implements specific customized plans to address identified gaps therein. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation – Human Resources and Compensation Committee” on page 56 of this Information Circular and in its charter, which is included in our Corporate Governance Manual. The charter of the Human Resources and Compensation Committee provides that it must be composed solely of independent directors. As of the date of this Information Circular, each member of the Human Resources and Compensation Committee is independent. The Board has adopted a policy, which is included in our Corporate Governance Manual, providing that no more than one in three members of the Human Resources and Compensation Committee shall be a sitting CEO of another company, that at least one member shall be experienced in executive compensation, and that the President and Chief Executive Officer of the Company shall be excluded from the committee member selection process. As of the date of this Information Circular, the composition of the committee was in compliance with the conditions of the policy. Reference is made to the subsection entitled “Statement of Executive Compensation – Mandate of the Human Resources and Compensation Committee – Independent Advice” on page 57 of this Information Circular for disclosure in respect of the executive compensation consultant. Pension and Investment Committee The Pension and Investment Committee, which is a mixed committee composed of directors and officers, has the responsibility of reviewing pension-related matters broadly, including reviewing the activities of the CN Investment Division (“CNID”), reviewing and approving the CNID Incentive Plan and award payouts thereunder, advising CNID on investment of assets of CN’s Pension Trust Funds, approving certain of the investments made by CN’s Pension Trust Funds, and being informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy. At the end of 2023, following a strategic review of the activities of CNID and of the governance structure of CN’s Pension Trust Funds, the Board approved changes to the governance structure of CNID to further enhance the oversight of pension assets and liabilities. While the Board retained responsibility for the overall pension risk strategy, formal oversight of its implementation and monitoring of CNID activities have been delegated to the Pension Advisory Working Committee, a management-level committee (PAC). This change is intended to further reinforce an integrated approach to pension management with a focus on the funded status of CN’s defined benefit plans and associated risks. After the Meeting, the Pension and Investment Committee will be disbanded, as further described above. The responsibilities, powers and operation of the Pension and Investment Committee are further described in its charter, which is included in our Corporate Governance Manual. Risk Management Oversight At CN, the Board is entrusted with the responsibility to oversee that management identifies and evaluates the significant business risks that the Company is exposed to and implements processes and programs to manage these risks. A significant risk is generally defined as an exposure that has the potential to materially impact CN’s ability to meet or support its business objectives. The Board achieves this risk oversight through strategic overviews of significant risks and issues and business updates with the President and Chief Executive Officer and other executives. The overviews may cover among others, risks related to: • general economic conditions; • environment, including climate change; • human capital; • foreign currency and interest rates; • capital investments; • information technology and cybersecurity; • ongoing operations, such as labour disputes and blockades; and • developments in regulations, such as tax legislation and safety and environmental regulations. In 2021, the Board restructured and streamlined its committee structure and delegated responsibility for overall enterprise risk monitoring, assessment and management to the AFR Committee. However, the full Board retains ultimate responsibility in respect of risk management and the other committees continue to play important roles to ensure that the Board remains fully apprised of the principal risks facing CN and what steps management takes to mitigate such risks. The delegation of risk management oversight among the Board and committees has been designed with a view to bringing the right committees to bear on individual risks while also ensuring that there is a holistic view of the overall risk profile of the Company. Risk information is reviewed by the Board and/or committees of the Board throughout the year. Company officers provide regular presentations and updates on the execution of business strategies, business opportunities, risk and safety management, ethical conduct, and detailed reports on specific risk issues. Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 36 2024-03-14 12:46

CN | Management Information Circular 2024 37 The governance structure that has been put in place to achieve that objective is as follows: Oversight of Specific Risks – Oversight of specific risks which naturally fall within the mandate of one of the committees is delegated to that committee. This means that the committee, and the members of management it liaises with most regularly, which has the mandate in a specific area is given primary responsibility over consideration of the risks in that area. That committee is the best equipped to oversee deep dives by management into the consideration, assessment and management of risks which fall within the committee’s mandate. This ensures that risks are being considered in the most effective manner. For example, regulatory risk is reviewed by the GSS Committee, cybersecurity risk by the AFR Committee, and talent risk by the Human Resources & Compensation Committee. Centralized Enterprise Risk Management – The oversight, implemen-tation and management of CN's enterprise risk management ("ERM") strategy falls under the responsibility of the AFR Committee and the GSS Committee, respectively. The AFR Committee has been delegated responsibility for overall oversight of ERM, while the GSS Committee is responsible for overseeing the continued effectiveness and application of our ERM strategy. The AFR Committee is responsible for ensuring that significant risks are properly identified, considered and assessed by management on an ongoing basis and that proper processes have been put in place by management to ensure that such potential risk exposures are monitored and appropriate mitigations are put in place. It also considers the effectiveness of the operation of CN’s internal control procedures and reviews reports from CN’s internal and external auditors. The AFR Committee is made aware of the work of other committees through regular reporting such that it can have a holistic view of all risks the Company faces. The AFR Committee can delegate oversight of specific risks to other committees that have the right expertise to consider them. This structure of delegation enables the AFR Committee to have a full lens on corporate enterprise risks, including their potential interplay and/ or cumulative effect on CN’s business and strategy. The AFR Committee reviews the Company’s assessment of key risks, including risk oversight and risk management policies, as identified by management under the ERM process/program. The GSS Committee has an overarching responsibility of ensuring that CN has adopted a proper risk governance framework, and that each of our committees is carrying out their respective roles with respect to our ERM program. Overall Board Strategy – The Board is responsible for establishing the Company’s strategic direction and monitoring its progress towards achieving the objectives it has set. Regular reporting ensures that all directors are adequately informed about the principal risks that the Company faces and facilitates discussions with management on how related opportunities might be pursued while effectively managing those risks. The Board may use external resources when appropriate to assess enterprise risk and management processes. ERM provides a framework to identify, assess, monitor, and mitigate key business risks. At CN, the ERM program functionally reports to the Chief Financial Officer. Management provides to the AFR Committee regular ERM risk updates. Risks are rated based on an assessment of residual risk, after considering mitigating processes and controls in place. Each risk is assigned to members of senior management who develop and implement controls to mitigate the risks. For a detailed explanation of the material risks applicable to CN and its affiliates, see the section entitled “Business risks” in CN’s Management’s Discussion and Analysis included in CN’s 2023 Annual Report, filed on January 31, 2024 and available on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. Cybersecurity Risk Oversight While CN has not been subject to any material cyber attacks to date, we are mindful of the increasing threat of cyberattacks and increasing risk of other cybersecurity incidents (whether accidental or malicious) which may impact CN or any of our third-party vendors and service providers, and of the potential adverse affects that the occurrence of such cyber events can have on our business and operations. Cybersecurity risk oversight and mitigation remains one of our key areas of focus, and we have invested, and continue to invest in, technology security initiatives which include security testing, cybersecurity incident readiness and response programs, employee communication and training, and other security and mitigation programs to meet evolving network and cybersecurity expectations and regulations and to mitigate evolving cybersecurity-related risks. Notably, we emphasize cybersecurity awareness by requiring new employees to complete cybersecurity training as part of their onboarding program, and by providing recurring cybersecurity-relating training to employees. Regular cybersecurity risk updates (including updates on CN’s cybersecurity risk mitigation activities) and updates on evolving cybersecurity-related regulations are provided to the AFR Committee, and in 2023, the Board also received updates on cybersecurity risk management and on CN’s cybersecurity strategy. Our internal audit team, which reports to the AFR Committee, also develops an internal audit plan which covers cybersecurity-related topics. The AFR Committee is responsible for overseeing the management of cybersecurity risks and ensures that our cybersecurity programs and initiatives are appropriately resourced and managed by qualified leadership. Board and Committee Meetings Process Our Corporate Governance Manual provides that the Board shall meet at least six times a year, and as necessary. The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board and its committees. During this process, the Corporate Secretary, in collaboration with the Board and committee Chairs and the appropriate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all Board and committee meetings held during the course of 2023 are set out in the section entitled “Statement of Corporate Governance Practices—Board and Committee Attendance” of this Information Circular. Communication regularly takes place between the Board Chair and the Company’s executives and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board or committees having special supervisory responsibilities. In Camera Meetings Our Corporate Governance Manual requires that independent directors meet in camera, without the presence of management and under the chairmanship of the Board Chair, at or after every meeting of the Board. The Board met during in camera sessions at all meetings held in 2023, including regular and special meetings. Each of our Board Committees also meets in camera, without the presence of management, at or after every meeting. Independent members of the Board hold in camera meetings at or after every meeting of the Board. Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 37 2024-03-14 12:46

Board and Committee Attendance

The following table shows the record of attendance for each current director at meetings of the Board and the Board committees of which they were members as of December 31, 2023, as well as the number of Board and Board committee meetings held during the 12-month period that ended on December 31, 2023.

	NUMBER AND% OF MEETINGS ATTENDED						
NAME OF DIRECTOR	AUDIT, FINANCE AND RISK COMMITTEE	GOVERNANCE, SUSTAINABILITY AND SAFETY COMMITTEE	HUMAN RESOURCES AND COMPENSATION COMMITTEE	PENSION AND INVESTMENT COMMITTEE	COMMITTEE (TOTAL)	BOARD	OVERALL ATTENDANCE/ MEETINGS HELD
Shauneen Bruder	7/7 100%	7/7 100%	9/9 100%	5/5 100%	28/28 100%	7/7 100% (Chair)	35/35 100%
Jo-ann dePass Olsovsky	7/7 100%	–	9/9 100% (Chair)	–	16/16 100%	7/7 100%	23/23 100%
David Freeman	–	7/7 100%	–	5/5 100%	12/12 100%	7/7 100%	19/19 100%
Denise Gray	4/4[1] 100%	7/7 100% (Chair)[2]	4/4[3] 100%	–	15/15 100%	7/7 100%	22/22 100%
Justin M. Howell	–	6/7 86%	8/9 89%	5/5 100% (Chair)	19/21 90%	6/7 86%	25/28 89%
Susan C. Jones	–	–	9/9 100%	5/5 100%	14/14 100%	7/7 100%	21/21 100%
Robert Knight	7/7 100%	–	8/9 89%	–	15/16 94%	6/7 86%	21/23 91%
Michel Letellier	7/7 100%	7/7 100%	–	–	14/14 100%	7/7 100%	21/21 100%
Margaret A. McKenzie	7/7 100% (Chair)	7/7 100%	–	5/5 100%	19/19 100%	7/7 100%	26/26 100%
Al Monaco[4]	–	3/3[5] 100%	4/4[5] 100%	–	7/7 100%	4/4[4] 100%	11/11 100%
Tracy Robinson	–	–	–	–	–	7/7 100%	7/7 100%
Number of meetings held	**7**	**7**	**9**	**5**	**28**	**7**	**35**

(1) Ms. Gray became a member of the AFR Committee on April 25, 2023.
(2) Ms. Gray became Chair of the GSS Committee on April 25, 2023.
(3) Ms. Gray stepped down as a member of the Human Resources & Compensation Committee on April 25, 2023.
(4) Mr. Monaco was elected to the Board on April 25, 2023.
(5) Mr. Monaco became a member of the GSS Committee and the Human Resources and Compensation Committee on July 25, 2023.

CN Statement of Corporate Governance Practices

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CN | Management Information Circular 2024

CN | Management Information Circular 2024 39 Director Selection Review of Credentials In consultation with the Board Chair, the GSS Committee annually reviews the criteria for the selection of nominees to be recommended to the Board and the credentials of nominees for election or re-election as members of the Board. It considers their qualifications and the validity of the credentials underlying each nomination. For nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board, including their attendance at Board and committee meetings, is also considered. For more information on our director evaluation processes, please see the section on “Statement of Corporate Governance Practices – Board Performance Assessment” of this Information Circular. Board and Board committee members are expected to attend, and to rigorously prepare for and actively participate in, all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the Board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. For a detailed review of the Board and committee attendance by the nominees for election at the Meeting, please refer to the Attendance Table on page 38 of this Information Circular. Competency Matrix The GSS Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors. Over the last few years, the former Corporate Governance and Nominating Committee and the Board Chair focused on board renewal and succession in light of upcoming director retirements, as well as on expanding and completing the Board’s overall expertise in certain areas and diversity metrics, with a view to ensuring that the Board continues to benefit from a broad range of perspectives and relevant experience. The Board Chair and the GSS Committee continue to engage in an ongoing, in-depth succession planning process. Board renewal and succession has been an item at most meetings of the GSS Committee. In proposing the list of Board nominees, the Board is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation with the GSS Committee, develops a competency matrix based on knowledge areas, types of expertise, gender, age and geographical representation. The Board ensures that the skillset developed by directors through their business expertise and experience meets the needs of the Board. The GSS Committee regularly reviews its competency matrix to assess the Board’s overall strengths and diversity of skills and experience, including when considering the recruitment of new director candidates. The GSS Committee and the Board have approved the competency matrix set forth on the following page. The GSS Committee, together with the Board Chair, regularly monitors the current and future profile of the Board and, in doing so, also gives careful consideration to factors such as age, diversity (including gender and other under-represented groups), geographical location, competencies and experience of current directors, the suitability and performance of directors proposed for election, as well as their independence, qualifications, financial acumen, business judgment and board dynamics. More information on the current Board composition can be found in the “Diversity at CN” section of this Information Circular. In order to assist the GSS Committee and the Board Chair in recommending candidates to become directors of CN, the GSS Committee has constituted, together with the Board Chair, an evergreen list of potential Board candidates, which it updates from time to time. Prior to nominating new directors for election or appointment, the Board Chair, the GSS Committee Chair and several other directors, as well as the President and Chief Executive Officer, meet with each candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board. CN’s competency matrix is based on areas of knowledge, expertise, diversity, age, gender and geography, and identifies any gaps to be addressed in the nomination process. Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 39 2024-03-14 12:46

CN | Management Information Circular 2024 40 The following table identifies the top four competencies of each nominee for election to the Board, together with their gender, age range and tenure at CN. COMPETENCIES AGE RANGE BOARD TENURE NAME OF DIRECTOR NOMINEE FINANCE/ACCOUNTING/ INVESTOR RELATIONS CEO/EXECUTIVE LEADERSHIP EXPERIENCE GOVERNMENT/REGULATORY/ PUBLIC POLICY/LEGAL RISK MANAGEMENT/SAFETY TECHNOLOGY/INNOVATION/ ARTIFICIAL INTELLIGENCE/ CYBERSECURITY TRANSPORT INDUSTRY/LOGISTICS/ SUPPLY CHAIN/GLOBAL TRADE PEOPLE AND TALENT MANAGEMENT/ ORGANIZED LABOUR/ DIVERSITY AND INCLUSION STRATEGIC PLANNING CORPORATE GOVERNANCE/ PUBLIC COMPANY EXPERIENCE CUSTOMER EXPERIENCE/ SALES/MARKETING INTERNATIONAL/GLOBAL EXPERIENCE AND PERSPECTIVE ESG GENDER 59 AND UNDER 60-65 66-72 0-5 YEARS 6-10 YEARS 11 + YEARS Shauneen Bruder ✓ ✓ ✓ ✓ F ✓ ✓ Jo-ann dePass Olsovsky ✓ ✓ ✓ ✓ F ✓ ✓ David Freeman ✓ ✓ ✓ ✓ M ✓ ✓ Denise Gray ✓ ✓ ✓ ✓ F ✓ ✓ Justin M. Howell ✓ ✓ ✓ ✓ M ✓ ✓ Susan C. Jones ✓ ✓ ✓ ✓ F ✓ ✓ Robert Knight ✓ ✓ ✓ ✓ M ✓ ✓ Michel Letellier ✓ ✓ ✓ ✓ M ✓ ✓ Margaret A. McKenzie ✓ ✓ ✓ ✓ F ✓ ✓ Al Monaco ✓ ✓ ✓ ✓ M ✓ ✓ Tracy Robinson ✓ ✓ ✓ ✓ F ✓ ✓ Description of Competencies Finance/Accounting/Investor Relations Experience in corporate finance, overseeing complex financial transactions, investment management, mergers & acquisitions, investor relations; experience in financial accounting and reporting, auditing, and internal controls. CEO/Executive Leadership Experience Experience as a Chief Executive Officer or senior executive officer of a large publicly listed company. Government/Regulatory/ Public Policy/Legal Experience in, or a strong understanding of, the workings of government and public policy in Canada and the U.S., or experience as a senior practicing lawyer either in private practice or the legal department of a major publicly listed company. Risk Management/Safety Significant understanding with respect to the identification, assessment and mitigation of risks and oversight of enterprise risk management programs and practices. Knowledge and experience in health and safety programs and issues, particularly in the transportation industry. Technology/Innovation/Artificial Intelligence/Cybersecurity Strong leadership and experience in deploying technology, innovation and digital platforms, including disruptive technologies, data management and cybersecurity. Expertise and/or experience in managing and mitigating cybersecurity risks. Transport Industry/Logistics/Supply Chain/Global Trade Deep knowledge and experience in the transportation industry, including strategic context and business of the transportation industry. Experience in designing, developing or managing highly complex logistics and supply chains. People and Talent Management/ Organized Labour/Diversity and Inclusion Experience in oversight of compensation programs for executive level employees and incentive-based compensation programs. Experience with talent recruitment and management, workplace culture, diversity and inclusion, succession planning, leadership development, executive recruitment, management of organized labour in a large operating company. Strategic Planning Experience in strategic planning and leading growth initiatives for a major publicly listed company. Corporate Governance/Public Company Experience Experience as an executive and/or board member of a publicly listed company that provides a strong understanding of requirements of good corporate governance practices. Customer Experience/Sales/Marketing Experience as a senior executive in a customer-centric product or service company; strong knowledge of CN’s markets and related market trends, customers and strategy. International/Global Experience and Perspective Understanding, experience and expertise in international business, including international trade and overall global perspective. Environmental/Social/ Corporate Responsibility (ESG) Experience in managing or overseeing de-carbonization/climate change, environmental, social, corporate responsibility, and sustainability risks and opportunities and impact and performance and their relationship to the Company’s business and strategy. Experience in understanding and assessing complex regulatory requirements, stakeholder led initiatives and the Company’s overall ESG compliance obligations. Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 40 2024-03-14 12:46

CN | Management Information Circular 2024 41 Diversity at CN At CN, we believe our people are our greatest asset, and we recognize the importance of creating a work environment that welcomes the contribution and uniqueness of every employee. We are committed to developing a workforce of talent that reflects the diversity of the population and stakeholders we serve. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Put plainly, CN believes DE&I will deliver value to the Company and our employees. Diversity increases the effectiveness of our decision-making processes and fosters innovation by including a wider range of perspectives. Having a workforce that truly reflects the communities in which we operate also helps us attract and retain a mix of well-qualified people and helps us better understand and respond to the needs of our stakeholders. Our Diversity, Equity and Inclusion Plan (“Diversity Plan”), which focuses on increasing the representation of under-represented groups such as women, visible minorities, Indigenous peoples, persons with disabilities and veterans, and on developing a more inclusive workplace, anchors CN’s commitment to DE&I. The plan applies at all levels within the organization and includes strategies on sourcing (including early career sourcing through internships, co-op programs and new graduate programs), selection, hiring, training and development. Notably, since 2021, the Company has established Employee Resource Groups (“ERGs”) that bring together employees across all levels of the Company, including both members of and allies to these under-represented communities. These employee-led groups, backed by executive sponsors, were initiated to create a more inclusive environment through marking key diversity milestones, acting as sounding boards, and providing places of discussion and exchange, allowing CN to garner the pulse of under-represented employee groups. The Company has also integrated diversity and inclusion in its policies regarding composition of the Board and executive management. In early 2024, we updated our diversity policy with respect to representation on the Board to set a specific target for representation of under-represented groups beyond gender on our Board. Pursuant to this revised target, men and women must each represent at least 40% of our independent directors, and at least two of our independent directors must come from the broader under-represented groups, beyond gender. As of the date hereof, we have achieved this target, and we will continue to maintain it if all of the nominees presented for election at the Meeting are elected to the Board. We also updated our target for representation of women in executive management positions (comprising all vice-president and more senior positions), such that we aspire to attain by 2027, and thereafter maintain, an executive management team in which at least thirty-five percent (35%) identify as women. More information on our diversity targets and our progress thereon can be found in the “Diversity Statistics and Targets” section of this Information Circular. The strategy of building our desired workforce is holistic; it necessarily involves an integrated approach on sensitizing, recognizing, and building awareness on diversity and inclusion in the workplace. The Board, together with the GSS Committee and the Human Resources and Compensation Committee, reviews the Company’s strategy with respect to DE&I to ensure its continued effectiveness and to assess the Company’s progress towards achieving its DE&I targets. More information relating to the GSS Committee and the Human Resources and Compensation Committee’s assessments of the Company’s DE&I practices throughout 2023 can be found in their respective reports at Schedule “B” of this Information Circular. Board Diversity The GSS Committee, in consultation with the Board Chair, is responsible for recommending qualified persons to serve on the Board. CN believes that a diverse board has the potential for richer discussion and debate and greater effectiveness in decision-making and advisory functions. On March 10, 2015, the CN Board approved a diversity policy for the Board (“Diversity Policy”). This policy was most recently revised in early 2024 to, among other matters, update our diversity targets with respect to the representation of under-represented groups in Board and executive management positions, and is reviewed regularly. The revised Diversity Policy with respect to directors provides that, in considering the Board’s composition and in making recommendations for Board members, the GSS Committee will consider: (i) the size of the Board; (ii) the particular competencies, skills and experience currently sought by the Board, including requirements to staff certain Board committees; (iii) the competencies, skills and experience each of the current directors possesses; and (iv) personal attributes and other qualities of each director, having regard to the benefits of all aspects of diversity on the Board. Under the Diversity Policy and as part of its mandate, in order to ensure the effective implementation of the Diversity Policy, the GSS Committee: • has created a search process that seeks qualified Board candidates from, among other areas, the traditional pool of corporate directors and officers, government, academic institutions, private enterprise, non-profit organizations, trade associations and professions such as accounting, human resources, and legal services; • uses CN’s network of organizations and trade groups that may help identify candidates from under-represented groups; • has in the past and may again retain an executive search firm to help meet the Board’s diversity objectives; • periodically reviews its recruitment and selection processes to ensure that diversity remains a component of any director search; and • endeavours to consider the level of representation of under-represented groups on the Board in identifying and nominating candidates for election or re-election to the Board. The Diversity Policy is available on our website at www.cn.ca, under “Delivering Responsibly/Governance”. Executive Management Diversity The Human Resources and Compensation Committee is responsible for considering candidates for executive management appointments that possess the qualifications, competencies, experience, leadership skills and level of commitment required to fulfill executive functions. The Diversity Policy, which also applies to executive management, states that, in fulfilling its oversight role, the Human Resources and Compensation Committee shall regularly review CN’s integrated approach to executive and high-potential talent management and succession planning. The Human Resources and Compensation Committee also considers processes and practices for leadership development and reviews the depth of succession pools for senior leadership roles across the Company, and regularly reviews external talent in order to ensure that CN has diverse candidate pools for potential successors for the executive roles. Appointments are based on a balance of criteria, including skill, background, experience, and competence, and we endeavor that executive management appointments are reviewed with our diversity and talent objectives in mind. Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 41 2024-03-14 12:46

CN
Statement of Corporate Governance Practices

Supporting Diversity, Equity and Inclusion

CN is undertaking various initiatives aimed at better promoting and reinforcing DE&I. For example, we are:

- revamping and executing on our revised DE&I vision and ambition to reflect the communities in which we operate;
- conducting regular reviews of pay equity and defining a roadmap to address identified gaps;
- further aligning our sponsorships and donations budget to better align with our strategic DE&I vision;
- assessing hiring practices to leverage recruitment agencies focused on under-represented groups and requiring diverse candidate slates for all recruitment mandates;
- developing inclusive leaders through targeted training and education, including unconscious bias and inclusive leadership training, as leaders are critical in creating and sustaining an inclusive environment;
- continuing to support and leverage the eight ERGs to support a more inclusive environment;
- having dedicated resources to support our DE&I vision, including integrating our DE&I strategy across the organization as a whole (and, in 2023, allocated additional dedicated resources); and
- continuously reviewing and assessing our gender and diversity targets for our Board and executive management and working towards achieving and maintaining these targets.

These initiatives are strongly supported through active involvement by the executive management and the Board.

Diversity Statistics and Targets

In line with our commitment to DE&I and our focus on fostering an inclusive workplace, we have set targets with respect to the representation of under-represented groups on our Board and the representation of women in executive management positions, which are reviewed on a regular basis.

Our Board Chair, as well as **three of our four** Committee Chairs, are women.

In early 2024, we updated our target with respect to representation on the Board to set a specific target for representation of under-represented groups beyond gender on our Board. Pursuant to this revised target, men and women must each represent at least 40% of our independent directors, and at least two of our independent directors must come from the broader under-represented groups, beyond gender. As of the date hereof, we have achieved this target: of our 10 current independent directors, five (50%) are women and two (20%) self-identify as visible minorities. If all of the nominees presented for election at the Meeting are elected to the Board, we will continue to achieve our target. Also, CN's Board has been led by a female Chair, Ms. Shauneen Bruder, since 2022, and three of four Committee Chairs are women: Ms. Margaret A. McKenzie is the Chair of the AFR Committee, Ms. Jo-ann dePass Olsovsky is the Chair of the Human Resources and Compensation Committee, and since April 2023, Ms. Denise Gray is the Chair of the GSS Committee.

We also updated our target for representation of under-represented groups in executive management positions (comprising all vice-presidents and more senior positions), such that we aspire to attain, by 2027, and thereafter maintain, an executive management team in which at least thirty-five percent (35%) are women. Since having initially adopted our target for representation of women in executive officer positions in 2021, CN has continued to focus on gender representation in our executive management succession planning process. A comprehensive framework, focusing on the identification, assessment, and development of talent, is used to ensure that we have an appropriate pipeline of potential diverse successors at the executive and management levels. At present, of the 32 members of executive management, nine (28%), including our President and CEO, are women. Due to natural attrition, our executive workforce has experienced changes over the past year, resulting in CN falling slightly short of our previous diversity target for executive management positions. With the aim of continuous improvement, however, we have revised our target for the representation of women in executive management positions and will aim to leverage further changes in our executive workforce in the coming years to achieve said goal.

We currently have not adopted specific targets for diversity representation other than gender for executive management. However, we will continue to use the established labour market availability numbers in each province or state as our baseline ambition to measure progress. We define labour market availability as "the share of designated group members in the workforce from which the employers could hire". The current diversity representation on the Board and among executive officers is set out in the table below. The following disclosure is derived from self-reported information provided by the directors and executive management. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual chose not to respond, CN did not make any assumptions or otherwise assign data to that individual. The executive officers are a subset of the executive management team comprising 12 positions.

As at March 4, 2024

	CURRENT DIRECTORS[1]	EXECUTIVE OFFICERS	EXECUTIVE MANAGEMENT
Women	6 (55%)	3 (25%)	9 (28%)
Visible Minorities	2 (18%)[2]	–	3 (9%)
Indigenous peoples	–	–	–
Persons with Disabilities	–	–	2 (6%)
2SLGBTQIA+[3]	–	–	1 (3%)
Total	11	12	32

(1) All current directors are standing for re-election at the Meeting.
(2) Both members of the Board who self-identify as visible minorities are also women.
(3) We define members of the 2SLGBTQIA+ community as members of the two spirit, lesbian, gay, bisexual, transgender, queer, intersex and/or asexual community.

On an annual basis, the GSS Committee and the Human Resources and Compensation Committee assess the effectiveness of the nomination/appointment process in achieving CN's diversity objectives and measure the annual and cumulative progress in achieving its diversity targets.

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CN | Management Information Circular 2024

CN | Management Information Circular 2024 43 Board Renewal and Other Practices Retirement from the Board The Board’s policy on the mandatory retirement age for directors provides that a director will not be nominated for re-election at the annual meeting of shareholders following his or her 72nd birthday, subject to the Board’s ability to approve possible extensions in specific circumstances deemed in the best interest of CN. None of the directors standing for election at the Meeting meet or exceed our mandatory retirement age. Board Tenure and Term Limits The tenure of the Board Chair, the Committee Chairs and individual directors are subject to the following term limits: • CN’s Board Chair will serve for a term of five years, renewable for one further three-year term, subject to the discretion of the Board to further extend the term, if deemed appropriate and in the best interest of the Company and the Board. At the end of the term(s) as Board Chair, the departing Board Chair will not stand for election as a director of CN at the following annual meeting of shareholders. • Committee Chairs will serve for a term of three years, renewable for one further two-year term, subject to the discretion of the Board to further extend the term, if deemed appropriate and in the best interest of the Company and the Board. • Any current or future member of the Board elected or appointed to the Board will serve for a maximum term of 14 years. The election or appointment of the Board Chair or Committee Chairs, respectively, is subject to annual review and election/appointment. The average tenure of the director nominees standing for election at the Meeting is 2.7 years. Common Directorships With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the GSS Committee. It has been the Company’s practice not to permit common directorships amongst its board members. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee. As of March 4, 2024, no members of our Board served together on the boards of other companies. Number of Directorships CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board applies the following guidelines when considering candidates to become directors of CN: • for candidates that are chief executive officers or other senior executives of public corporations, they must hold no more than two (2) public corporation directorships in total (including the CN Board and membership on the board of the corporation at which the individual is employed); and • for other candidates, they must hold no more than three (3) public corporation directorships in total (including the CN Board). In addition, because of the AFR Committee’s demanding role and responsibilities, the Board Chair, together with the GSS Committee chair, reviews any invitations to the AFR Committee members to join the audit committee of another entity. Where a member of the AFR Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the AFR Committee. The Board may, in its discretion, authorize a waiver to the above guidelines if deemed in the best interest of the Company and only for a transitioning period of up to one year to allow the affected candidate to reduce his or her board memberships in order to meet the Company’s guidelines. The biographies on pages 16 to 26 of this Information Circular identify the other reporting issuers of which each current director of CN is a director. All director nominees being presented for election at the Meeting comply with our policy on outside directorships. Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board committee. The GSS Committee and the Board Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation, in order to provide the Board with the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. Director Emeritus The Board confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Raymond Cyr, James Gray, Michael Armellino, Charles Baillie, Edward Lumley, Donald Carty, Gordon Giffin, Edith Holiday, Maureen Kempston Darkes, Denis Losier, James E. O’Connor, Laura Stein, Kevin Lynch, Robert Phillips and to David McLean and Robert Pace as Chairman Emeritus, as well as upon the late Hugh Bolton, the late Purdy Crawford and the late Cedric Ritchie. Directors Emeritus are invited to attend the annual meeting of shareholders and certain Company or Board events taking place in their geographic area of residence and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events. Members of the Board may serve for a maximum term of 14 years. Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 43 2024-03-14 12:46

CN | Management Information Circular 2024 44 Board Performance Assessment Process The Board has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, as well as the effectiveness of its committees, the Board Chair, the Committee Chairs and individual directors. In 2023, the Board reviewed with the help of an external expert best practices in board effectiveness to ensure our Board effectiveness assessments continue to be valuable, rigorous and relevant and in line with leading practice. Following such review, we amended our Corporate Governance Manual to, among other matters, provide that select executive officers shall also complete evaluation questionnaires to provide feedback on Board effectiveness from the eyes of management. The Corporate Governance Manual, which further describes the Board performance assessment process, is available on our website at www.cn.ca, under “Delivering Responsibly/Governance”. The process of evaluating the Board and its committees, the Board Chair, the Committee Chairs, and each individual director is under the supervision of the GSS Committee and the Board Chair and is comprised of the following steps: CONSULT ANALYZE IMPLEMENT The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the GSS Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board on the specific objectives for the Board evaluation process and Board priority topics: • Board and committee performance evaluation questionnaires, including a self-assessment by individual directors; • Board Chair evaluation questionnaire; • Committee Chair evaluation questionnaires; and • Executive Officers evaluation questionnaires on Board effectiveness through the eyes of management. Each questionnaire is then sent to every director and responses are forwarded directly to the Board Chair, except for the responses to the evaluation questionnaire relating to the Board Chair, which is forwarded directly to each of the Chairs of the GSS Committee and the Human Resources and Compensation Committee. Following receipt of the completed questionnaires, the Board Chair reviews the results with the Chair of the GSS Committee and then contacts every director and conducts open and confidential one-on-one meetings. The purpose of these meetings is to discuss the answers received from and in respect of each director, to take into account any comments which the director may have and to review the self-evaluation of each director. One of the GSS Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair evaluation questionnaire. Reports are then made by the Board Chair, the GSS Committee Chair and the Human Resources and Compensation Committee Chair to the Board, with suggestions to improve the effectiveness of the Board, the Board committees, the Board and Committee Chairs, and separately to individual directors in respect of their personal performance. The Board Chair and Committee Chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees, and, together with the Board/GSS Committee, set priorities and objectives for the Board and its Committees going forward in light of these results. At least annually, the Board and each Board committee reviews and assesses their respective mandates. For a discussion on our Board committee mandates and the amendments made thereto in 2023, please refer to the “Statement of Corporate Governance Practices – Committees of the Board” discussion on page 35 of this Information Circular. As a result of our recent assessment process, the Board is focused on areas such as the evolution of the Board committee structure to reflect CN’s focus on the development and implementation of our environmental and climate change strategy and the importance of safety to our operations, as well as strategic, operations and enterprise risk discussions at meetings of the Board and Board committees; director succession processes; continued board education in areas of emerging governance best practices and enterprise risk management processes; and effective stakeholder engagement. In 2023, our assessment process showed positive results, and the Board was satisfied that our Board and Board committees, as well as their respective chairs, and individual directors were highly effective in discharging their mandates and duties. Peer Assessment and Independent Advisor The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director. The results of this peer review process are taken into consideration when evaluating the re-nomination of directors to the Board. In 2023, these peer review assessments showed strong results with respect to the performance of each individual director. In addition, the Board may, from time to time, hire an independent advisor to assist the Board in independently assessing the performance of the Board, Board committees, Board and Committee Chairs and individual directors. The GSS Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. The overall results and suggestions derived from the annual Board performance assessment are taken into consideration to improve the functioning and activities of the Board and its committees. Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 44 2024-03-14 12:46

CN | Management Information Circular 2024 45 Director Orientation and Continuing Education Orientation We have established an orientation program for our newly elected directors, which is periodically reviewed by the GSS Committee. Our orientation program includes presentations by the Company’s officers on CN’s organizational structure and the nature and operation of its business, including on key topics relating to our business such as safety, environment, community outreach initiatives and talent development, amongst others. New directors are also invited to meet with the Board Chair to review the methods of operation and the roles of the Board and its committees, the contribution individual directors are expected to make, and how to access appropriate information or outside resources as required. New directors are provided with the following: a directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations and CN’s key corporate governance and public disclosure documents, including CN’s Corporate Governance Manual and Board and committee charters; information regarding the review process for the Board, its committees and their chairs, and individual directors; CN’s important policies and procedures, including CN’s Code of Business Conduct; and organizational charts and other business orientation materials, including CN’s Investor Fact Book, sustainability and safety brochures, financial statements and regulatory information. In addition, meetings are arranged between new directors and the Board and Committee Chairs, as well as with members of CN’s Leadership team to provide an overview of their areas of responsibility and their function/department. These areas include finance, law, public and government affairs, marketing, operations, strategy, technology, human resources and investor relations. New directors are also encouraged to visit sites across CN’s network relating to the Company’s operations. These sites may include mechanical and car shops, intermodal and engineering groups, data centres, training centres, railway yards and ports and terminals. Continuing Education To facilitate ongoing education, the Company: • maintains, at its cost, a membership for each director in an organization dedicated to corporate governance and ongoing director education; • encourages and funds the attendance of each director at seminars or conferences of interest and relevance; • regularly provides educational materials on corporate governance and other topics in materials provided ahead of Board and committee meetings; • encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance, such as governance practices, climate and Indigenous affairs; and • from time to time, as appropriate, the Board holds meetings at or near an operating site or other facility of the Company, a key customer, supplier or affiliated company. The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs, and many do. For instance, in 2023: • our Board Chair, Ms. Shauneen Bruder, and Ms. Jo-ann dePass Olsovsky each completed a course on climate and biodiversity-related issues to provide insight on best climate-related governance practices; • Ms. dePass Olsovsky, Chair of our Human Resources and Compensation Committee, also completed a course on Human Resources and Compensation Committee effectiveness to gain a deeper understanding of human capital management oversight requirements and issues facing human resources and compensation committees; • Ms. Margaret McKenzie, Chair of the AFR Committee, completed courses on effective cybersecurity oversight and on effective identification and oversight of enterprise risks; and • Mr. Justin Howell completed courses on best practices regarding the development of effective executive compensation programs, on audit committee best practices, and on making corporate boards more effective; among other courses that were attended and completed by our directors throughout the year. Educational reading materials on corporate governance and other topics are also periodically included in the materials provided to the Board and committee members in advance of meetings. In 2023, Board members were provided with educational reading materials and received regular and extensive presentations on a variety of matters and topics of strategic importance to the Company's business, including safety matters, stakeholder and community outreach initiatives, business growth strategy, operating plans, cybersecurity and technology, sustainability (including CN's sustainability initiatives and Climate Action Plan), ESG, climate change, DE&I, enterprise risk management and corporate governance matters. The Board regularly received updates and reports by CN’s internal counsel on regulatory matters of importance and emerging issues of significance to CN and the railway industry, such as safety, technology and risk mitigation. Directors also interacted with executive and senior management at every Board meeting. Moreover, the directors have, from time to time, been provided with firsthand opportunities to visit certain sites where CN has made significant investments. In 2023, directors visited the following, among others: • Visited the Woodcrest locomotive repair center in Homewood, Illinois as well as the state-of-the art training campus in Homewood, Illinois; • Visited the Port of Prince Rupert, British Columbia for a tour of the port and its rail assets; and • Will visit, in the second quarter of 2024, the Harrison Yard in Memphis, Tennessee for a tour of the Intermodal yard as well as the Memphis Car shop. Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 45 2024-03-14 12:46

CN | Management Information Circular 2024 46 The following table lists certain seminars and courses by external providers, as well as certain dedicated internal sessions and presentations on key CN subject matters, that the directors of the Company attended in 2023 and early 2024: SUBJECT MATTER TOPIC PRESENTED PRESENTED/HOSTED BY ATTENDED BY ESG Sustainability as Strategy Enabler CN Sustainability All directors Board Climate Governance External Speaker GSS Committee Members Disclosures, Standards and Practices in ESG Reporting External Speakers All directors Climate Action Plan Update CN Sustainability GSS Committee Members DEI Strategy CN Human Resources & External Speakers HRCC Committee Members Technology Cybersecurity Update CN Legal & Safety All directors Technology as a Strategy Enabler, including Major IT Projects CN Information Technology All directors Cybersecurity Update CN Information Technology AFR Committee Members Generative Artificial Intelligence External Speakers All directors Economy Review of Economic Scenarios and Trade Flows CN Finance & Strategy All directors Risk Management and Safety Enterprise Risk Management Update CN Internal Audit AFR Committee Members Safety Performance Updates CN Safety GSS Committee Members CN Safety Pillars CN Safety GSS Committee Members Enterprise Risk Report on Regulatory Uncertainty CN Legal GSS Committee Members Enterprise Risk Report on Climate Change CN Sustainability GSS Committee Members Enterprise Risk Report on Safety Risk CN Safety GSS Committee Members Stakeholder Relations/ Indigenous Engagement Stakeholders as a Strategy Enabler CN Stakeholder Relations All directors Update on Shareholder Activism in Canada and the U.S. External Speakers All directors Indigenous Relations and Pathways to Reconciliation Indigenous Advisory Council All directors Human Capital Future of Leadership External Speaker All directors Talent Development and Culture CN Human Resources HRCC Committee Members Stakeholder and Indigenous Engagement CN is recognized as a company that delivers responsibly, is a key part of the solution for customers, and is essential to the economy, to its customers and the communities it serves. The Company recognizes the importance of regularly engaging with our stakeholders (including shareholders, employees, and community groups) and Indigenous communities, and in 2023, we solidified our commitment to such engagement by refreshing our Stakeholder and Indigenous Peoples Engagement Framework, which sets forth the Company’s organizational values and intentions towards our stakeholders and Indigenous communities. In addition to the initiatives described throughout this section with respect to shareholder engagement, Indigenous engagement and community engagement, in 2023, the Company continued its engagement activities by: • engaging with all levels of government as a participant on advisory councils, review boards and regulatory proceedings; • conducting community outreach; • working collaboratively with supply chain partners; • participating in industry associations (Railway Association of Canada (the "RAC") and Association of American Railroads (the "AAR")); • engaging with suppliers at our annual supplier council and through our Sustainable Procurement Excellence program; • strengthening our relationships and improving our communication with customers; • ensuring the opportunity for regular two-way communication with employees; and • taking part in structured community engagement. Shareholder Engagement CN recognizes the importance of consistent engagement with shareholders. We welcome interaction with our shareholders as we believe it is important to have direct frequent engagement in order to allow and encourage an open dialogue and exchange of ideas. Our Investor Relations department is responsible for communicating with the investment community on behalf of CN and actively engages with shareholders, sell-side analysts, potential investors, and periodically with shareholder advocacy groups. Our shareholder engagement practices are regularly reviewed and enhanced by the GSS Committee and by the Board as part of our overall corporate governance program. Shareholder feedback is regularly shared with the Board, its committees, and management, and is taken into account in our strategy and decision-making processes. Over the last 12 months, our Board Chair as well as CN executives and our investor relations team engaged in dialogue with all of our top institutional shareholders through the following initiatives: • Earnings calls: engagement by CN executives on a quarterly basis with the investment community to review CN’s quarterly financial and operating results and outlook; • Non-deal roadshows: throughout the year, multiple engagements by CN executives and the Assistant Vice-President, Investor Relations with institutional investors to provide public information on our strategic agenda, business and operations and ESG performance; • Sell-side-sponsored conferences: throughout the year, CN executives spoke at industry investor conferences about CN’s business and operations, including ESG performance, and conducted in-person meetings with investors; • Investor meetings with CEO and Board Chair: throughout 2023, CN’s CEO and Board Chair hosted calls with our top shareholders; and • Investor meetings: as part of regular shareholder engagement, the investor relations team is available for meetings and calls to address investor questions or concerns and to provide public information on the Company in a timely and responsive manner. Throughout the year, CN held various meetings with shareholders and prospective investors. Quarterly earnings calls and investor conference presentations are webcast and available to listen to live via CN’s website at www.cn.ca, under "Investors/Financial Results". On May 3rd, 2023, CN hosted an investor day in Chicago, IL to update the investment community on CN’s vision for the future, during which management discussed the Company’s strategic plans and answered various questions from investors. Our investor day was also broadcast via live webcast to allow investors to attend virtually. The webcast is available on our website at www.cn.ca, under “Investors/Investor Day”. We have in place various means of communication for receiving feedback from interested parties, such as a toll-free number for general inquiries (1-888-888-5909). Shareholders can also reach out to our investor relations team and other investor contacts in accordance with Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 46 2024-03-14 12:46

CN | Management Information Circular 2024 47 procedures described on our website at www.cn.ca, under “Investors/ Investor Contacts”. Shareholders and other interested parties may also communicate with the Board and its Chair by calling 1-514-399-6544. The Board also has procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chair of the Board, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under “Delivering Responsibly/Governance”. Indigenous Engagement In 2023, the Company continued its Indigenous Relations initiatives by: • proactively engaging Indigenous communities and maintaining open dialogue; • promoting opportunities for Indigenous peoples to join the Company’s workforce; • supporting Indigenous Community initiatives and participating in Indigenous organizations; and • seeking out and encouraging opportunities for Indigenous business and procurement. In 2015, Canada’s Truth and Reconciliation Commission called on corporations to play a role in reconciliation with Canada’s Indigenous peoples, including providing education for management and staff on the history of Indigenous peoples. As part of its Indigenous Vision, the Company actively encourages employee sensitivity to Indigenous issues and has provided cultural awareness training since 2014. An eLearning version of the training was launched in early 2017, providing access to a greater number of employees. In 2018, this training received a President’s Award in the CN Values category, indicating its importance for CN. In 2019, this training became mandatory for all employees in Canada, both management and unionized employees, and since the first session was delivered, CN has trained more than 24,000 employees (mainly in Canada). We also have an Indigenous Relations team that assists with the implementation and execution of our Indigenous vision and Indigenous relations strategy, comprised of nine members, including five who self-identify as Indigenous. This team is deployed across Canada to engage proactively and build respectful relationships with Indigenous communities along CN’s network. The Indigenous Relations Team is also working on an Indigenous Relations Policy to be published in the first quarter of 2024, and on completing its submission for the Progressive Aboriginal Certification from the Canadian Council for Aboriginal Business, which certification is aimed at signalling companies’ commitment to Indigenous communities. CN is also in the process of developing its first Indigenous Reconciliation Action Plan (IRAP), which will guide our journey to reconciliation based on key pillars of cultural awareness and employee engagement, people and employment, community engagement and relationships, economic reconciliation and environmental stewardship and safety, and we will engage with Indigenous communities to receive their input thereon. For more information on our Indigenous Relations activities, please refer to our website at www.cn.ca under “Delivering Responsibly/Community/ Indigenous Relations”. Community Engagement CN is fully integrated with the communities we serve. Our reputation is our most valuable asset, and we continuously strive to be good neighbours. As such, we engage externally across a wide spectrum of initiatives with the aim of fostering two-way communication with community members and ensuring respectful and beneficial exchanges. CN’s Stakeholder Relations and Indigenous Relations teams play an integral role in keeping CN connected to regional issues and ensuring we participate in and support impactful community partnership programs that align with local needs. The Stakeholder Relations and Indigenous Relations teams represent CN at various business events and conferences, such as the Federation of Canadian Municipalities’ Annual Conference and Trade Show, and the Assembly of First Nation Annual General Assembly, where they engage directly with key stakeholders and Indigenous communities. As part of our year-round effort to save lives and promote safe behaviour around railroad infrastructure, the CN Police Service actively works in communities across our network, including by conducting enforcement initiatives with external agencies at locations prone to incidents and delivering safety presentations to high-risk groups such as youth and commercial drivers. We also regularly share information on crossing safety, corridor risk assessments and dangerous goods traffic with municipal officials and local emergency responders. For CN, giving back is not a slogan–it is our way of doing business. It is a spirit of caring shared by everyone at CN. In 2023, we invested in organizations and initiatives that directly impact those in communities across our network, contribute to protecting people’s physical and mental safety, and support sustainable development and conservation. We forged new partnerships and strengthened existing relationships with numerous First Nations and Métis communities across our network. Our partnership with Indspire, for example, created opportunities to engage directly with Indigenous educators and students, creating pipelines for future talent recruitment at CN. For mental and physical safety, CN – along with our employees, retirees and their families – supported health and disease-related organizations such as Children’s Hospital of Eastern Ontario Foundation (CHEO) and the Terry Fox Foundation. We supported first responders with donations to help purchase life-saving equipment. These contributions helped the CN Police Service foster strong relationships with their peers, who are often the first to arrive on the scene of a rail incident. Our support for fire departments in Alberta, for example, facilitated collaboration with local teams to extinguish the wildfires in Spring 2023. For the environment, we continued partnering with leading national organizations, such as Tree Canada, America in Bloom, and the Earth Rangers Foundation, all of which help raise awareness about climate change, greening communities, and developing urban and rural forests. Our investments in 2023 also provided disaster relief for communities, as well as donations to support Ukrainians displaced by the war. In 2023, CN completed an extensive benchmarking exercise to better understand how corporations utilize community investment strategies to strengthen their brand and connections to the communities they serve. This benchmarking led to a revitalization of CN’s community investment structure and framework to support broader corporate objectives by focusing on three key priorities: People, Safety and Environment. The Strategic Partnerships team is designing and implementing this updated strategy in 2024 to align community investments with CN values and aspirations, enhance recognition among stakeholders for community investments, and engage employees in initiatives supporting communities where we operate. The strategic renewal of CN’s corporate community investment programs includes the following modifications to be implemented in 2024: • improved framework and new online platform to evaluate and govern CN’s community partnerships; • cross-functional internal committee to evaluate CN’s community investment opportunities; • new approach for regional disbursement of community investments based CN’s footprint across North American; • flagship cause that lets CN employees make a measurable difference through individual and collective support of a common social issue; and • holistic approach to encourage employee and retiree engagement in communities through volunteering, donating and fundraising for non-profit organizations. CN also encourages its people to get involved in their community through various initiatives. CN in Your Community Day for instance, celebrated every year on June 6, is an initiative to encourage employees to give back to their communities. With the Railroaders in the Community program, CN provides grants to the not-for-profit organizations that our employees and retirees choose to support through their volunteer efforts. Through our commitment to help build safer, stronger communities, CN helps make the communities in which we operate better places to live and work. For more information on our Community Engagement initiatives, please refer to our website at www.cn.ca under "Delivering Responsibly/ Community". Statement of Corporate Governance Practices CN-43 Circulaire EN.indb 47 2024-03-14 12:46

CN | Management Information Circular 2024 48 Our Sustainability Commitments Delivering Responsibly is at the heart of how CN is building for a sustainable future. At CN, our vision is to be the safest and most carbon-efficient, operationally effective, and customer-centric railroad in North America. Our sustainability commitment is anchored on five principles: Environment Conduct our operations in a manner that seeks to minimize our environmental impact, while providing cleaner, more sustainable transportation services to our customers. Safety Be the safest railroad in North America by establishing an uncompromising safety culture and implementing a management system designed to minimize risk and drive continuous improvement. People Provide a safe, supportive and diverse work environment where our employees can grow to their full potential and be recognized for their contributions to our success. Community Build safer, stronger communities by investing in development, creating socioeconomic benefits, and ensuring open dialogue with all stakeholders and Indigenous peoples. Governance Continuously improve our culture of integrity and ethical business conduct, building trust and confidence with all our stakeholders. Our Approach to Sustainability Our approach to sustainability disclosure aligns with international standards, including the Global Reporting Initiative, the World Bank Mobility Goals, and the Greenhouse Gas Protocol, as well as recommendations from the Sustainability Accounting Standards Board (“SASB”) and the Task Force on Climate-related Financial Disclosures (“TCFD”), now both managed under the International Sustainability Standards Board (“ISSB”). Transparency regarding climate-related risks and opportunities is critical to maintaining the trust of our stakeholders and allows our investors to better understand the implications of climate change on our business. Our detailed reports, including our latest sustainability report published in 2023, can be found on CN’s website at www.cn.ca under "Delivering Responsibly". Our approach to sustainability is also aligned with the United Nations Sustainable Development Goals (“SDGs”). While we aim to contribute directly and indirectly to each of the 17 SDGs, a detailed consideration of the indicators and metrics that comprise the SDGs’ framework has helped us identify eight SDGs upon which we believe we can have the greatest impact and align with our five principles of Delivering Responsibly. The selection of these SDGs is also based on the principles of materiality and stakeholder inclusiveness, to prioritize the topics that matter most to our business and our stakeholders. In 2022, CN joined the United Nations Global Compact initiative—a platform for the development, implementation, and disclosure of responsible business practice, committing to making such principles a key part of our strategy, culture and day-to-day operations. CN reaffirmed its commitment in 2023. We recognize that our climate is changing, and that businesses must not merely adapt, but be part of the solution. As a mover of the economy, CN is committed to playing a key role in the transition to a low-carbon economy. CN has been making a positive contribution in the fight against climate change by offering carbon-efficient transportation solutions to our customers. With 87% of our Scope 1 GHG emissions generated from rail operations, we believe the best way to reduce our carbon footprint is by continuously improving our rail efficiency. Since 1993, we have reduced our rail locomotive GHG intensity by 45%, avoiding over 54 million tonnes of CO2e, and we remain a leader in the North American rail industry, consuming approximately 15% less locomotive fuel per gross ton mile than the industry average. The graph to the right illustrates the improvement of CN’s locomotive GHG emissions intensity since 1993. Decoupling Growth from Carbon Emissions GHG Emission Intensity vs. Gross Ton Miles (GTMs) (Tonnes CO₂ e/Million GTMs vs. Traffic Billion GTMs) Since 1993: 45% Reduction in locomotive GHG intensity 54 million Tonnes of carbon avoided while continuing to grow in volume of freight we move 500 400 300 200 100 0 20 16 12 8 4 0 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 Locomotive Emission Intensity Gross Ton Miles Tonnes CO2e/Million GTMs GTMs (Billions) We recognize that rail has a tremendous potential to reduce the environmental impact of transportation services and we are actively working with many of our customers to help them reduce their transportation supply chain GHG emissions, by leveraging rail for the long haul and trucking over shorter distances. Shipping heavy freight by rail can reduce GHG emissions by up to 75% when compared to trucks. The greater use of combined transportation modes helps lower emissions by allowing each mode to be used for the portion of the trip to which it is best suited. It also helps reduce road traffic congestion, accidents and the burden on public transportation infrastructure. Our strategy to reduce our Scope 1 and 2 emissions will help the Company maintain its position as a key enabler of supply chain decarbonization over the long term. In turn, these activities will contribute to reducing the Scope 3 emissions of our customers. Climate Action Plan Report Climate Action Plan Report CN-43 Circulaire EN.indb 48 2024-03-14 12:46

CN | Management Information Circular 2024 49 We support the practice of disclosing high-quality climate-related financial information and were the first North American railroad to formally support the TCFD recommendations in 2020. Our approach to sustainability and climate-related reporting incorporates four core elements comprising the TCFD framework: Governance, Metrics and Targets, Strategy, and Risk Management. An index of our conformance to TCFD is part of our 2023 CDP Climate Change Response. Our approach under each of these elements is outlined below. Governance The GSS Committee of the Board has the highest level of responsibility for the Company’s environmental and sustainability issues and performance, policies, and practices, including CN’s Climate Action Plan, as well as the monitoring of the Company’s progress against its set targets under such plan, and all related climate matters and risk exposures relating to climate change. In line with such responsibility, the GSS Committee reviews CN's Climate Action Plan (including the Company's targets set under the plan, its strategy for meeting them and its progress towards achieving them) at least twice a year. The AFR Committee of the Board has the highest level of responsibility for enterprise risk management, including climate-related risks. The Board ensures that the skillset developed by Directors through their business expertise, experience and training meet the needs of the Board. Board members have access to education and information on an ongoing basis; in 2023, external speakers provided presentations on sustainability and climate matters and some Board members undertook climate change training. The competency matrix reviewed by the GSS Committee and the Board includes consideration of climate change knowledge, as part of their annual review of the credentials of nominees for election or re-election as members of the Board. CN’s Executive Vice-President and Chief Financial Officer and its Senior Director Sustainability, who have direct overall responsibility for CN’s sustainability strategy (including the Climate Action Plan) and who are responsible for sustainability and climate-related issues, provide executive oversight. Metrics and Targets (Science-based Targets) As we prepare for the future, we are committed to reduce GHG emissions and improve our GHG emissions intensity consistent with stabilizing global temperatures. In 2017, CN became the first railroad in North America to set an approved science-based target. Our current 2030 target, set in 2021 and aligns to a well-below 2-degrees scenario, versus the 2-degrees scenario reflected in our 2017 target. The Science-Based Target initiative (“SBTi”) approved CN’s 2030 target which reflects a commitment to reduce Scope 1 and 2 GHG emissions by 43% per gross ton mile by 2030 from a 2019 base year, and to reduce Scope 3 GHG emissions from fuel- and energy-related activities by 40% per gross ton mile by 2030 from a 2019 base year. Per SBTi guidelines, CN’s 2030 target must be reviewed and revalidated by 2026. In 2021, we announced our commitment to setting a net-zero 2050 carbon emission target aligned to a 1.5-degree scenario. In 2023, CN submitted its 2050 target to SBTi for approval and expects to complete SBTi’s validation process in 2024. 2030 Science-based Target Emissions trajectory in a well-below 2˚C Scenario (tonnes CO₂e/Million GTMs) 19 20 21 22 2030 2050 0.0 2.5 5.0 7.5 10.0 12.5 15.0 Scope 1 & 2 Scope 3 43% 40% 18.3% 39.5% TARGET Scope 3 Fuel- and Energy-related Activities Scope 1 & 2 Strategy Reducing our Rail Carbon Footprint With 87% of our Scope 1 GHG emissions generated from rail operations, we believe the best way to reduce our carbon footprint is by continuously improving our rail efficiency. As such, our target informs our low-carbon transition plan and business strategy. To achieve our science-based target to reduce our Scope 1 and 2 GHG emission intensity by 43% by 2030 based on 2019 levels, we are focused on five key strategic areas: Fleet Renewal: In 2023, we continued to purchase the most fuel-efficient high-horsepower locomotives currently available, acquiring 10 units and receiving delivery of 40 units out of a multiyear modernization program, where existing locomotives from the CN fleet are upgraded with the latest technology, extending their life and enhancing fuel efficiency. Innovative Technology and Big Data: We continue to explore and invest in innovative technologies such as energy management and data telemetry systems as well as distributed power functionality, to help us maximize locomotive operating effectiveness and efficiency. Through these systems, we collect large amounts of data to help improve performance and fuel consumption. In addition, CN’s in-house Horsepower Tonnage Analyzer uses the data from the systems to optimize a locomotive’s horsepower-to-tonnage ratio, further minimizing fuel consumption. Operating Practices: In 2023, CN’s continued commitment to a disciplined scheduled operating plan helped to improve car velocity and train speed, increasing network fluidity. CN also continues to leverage real-time information on train operations, enabling on-the-job guidance on practices that reduce fuel consumption. In parallel, CN’s disciplined approach to capital allocation support the safety of our network, improve efficiency and resilience, and enable growth. Capacity upgrades, including lengthening sidings and doubling sections of mainline track, allow us to drive fluidity in our busiest corridors, improving fuel and carbon efficiency. Investments in new equipment such as higher-capacity hopper cars also save fuel as such cars can carry more volume per train. 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CN | Management Information Circular 2024 50 Cleaner Fuels: The increased usage of biodiesel and renewable diesel between now and 2030 is the key strategic enabler for meeting our target. Canadian Federal Clean Fuel Regulations and other renewable and low carbon fuel standards in jurisdictions where CN operates will continue to present an important opportunity for us to further reduce our emissions. Trials and qualifications on CN’s existing locomotive fleet of up to 100% sustainable renewable fuel blends continued to progress in 2023. Carried out in partnership with locomotive manufacturers, fuel producers and other Class I railroads, these trials will allow CN and the industry to better understand the long-term durability and operational impacts of sustainable renewable fuels on locomotives, especially in cold weather, and plan needed modifications to leverage their increased usage over the next decade. Overall, achieving our target is dependent on the availability of sufficient volumes of cost competitive sustainable renewable fuels in the years to come, as well as on the continuing development and availability of innovative technologies. The extent of our ability to fully deploy and implement new technologies, as well as obtain and use sufficient volumes of sustainable renewable fuels, will require collaboration between locomotive manufacturers, fuel producers, and governments. This ecosystem of collaboration is a key area of focus and potential risk. Reducing our Non-Rail Carbon Footprint Operating an efficient railroad extends to our non-rail operations, enabling further carbon reductions in our ground and vessel fleets, buildings and yards, through best practice initiatives, new equipment and technologies. We are taking concrete steps to reduce our non-rail carbon footprint, which comprises 15% of our Scope 1 and 2 GHG emissions, focusing on: Driving Ground Fleet Upgrades: Our non-rail ground fleet, comprising CNTL and TransX trucks, intermodal equipment, and On Company Service (OCS) vehicles, makes up 6% of our Scope 1 and 2 emissions. Over the past few years, we have been focused on improving the fuel efficiency of these fleets while also increasing our use of renewable fuels. We have also purchased electric vehicles – including five Ford F-150 Lightning trucks – in our OCS fleet and have a memorandum of understanding with Lion Electric to pilot the use of electric Class 8 trucks in our operations. Delivery of the first electric Class 8 trucks is expected in 2024 in Montreal and Vancouver, to test the technical and economic feasibility of these vehicles. Our teams continue to be trained on fuel efficiency, from the use of aerodynamic components on trucks to innovative routing optimization initiatives. We also continue to benefit from a driver-centric fleet management system, driving further gains with respect to fuel efficiency. In our intermodal operations, we are exploring the use of sustainable renewable fuels and electrification to decarbonize mobile handling equipment, generators, and refrigerated units. As part of a pilot, the delivery of electric shunt trucks is expected in 2024 at our Brampton and Vancouver terminals. Retrofitting Yards and Buildings: Our annual CN EcoFund continues to drive energy-efficient upgrades in our buildings and yards. We invest in retrofits to boilers, air compressors, HVAC systems, and LED lighting, enabling us to improve our carbon efficiency and reduce costs. In 2023, we continued to deploy the energy-as-a-service business model, a comprehensive approach to reduce energy consumption without incurring upfront investments, in one additional yard and we are continuing to explore opportunities to scale efforts in the future. Decarbonizing our Vessel Fleet: Our marine services extend beyond where track and trucks stop, offering marine shipping in regions like the Great Lakes. Our shipping fleets offer safe, and highly fuel-efficient fleet transportation services. Ship operators are trained on fuel conservation practices, including strict speed protocols and operating parameters resulting in further carbon emission reductions, and we are investigating the potential to increase our usage of renewable fuels. Risk Management Climate change is integrated into our risk assessment processes, which consider both physical risks, including increased frequency or severity of temperature extremes, flooding and sea level rise, fires, hurricanes, and tornadoes, as well as transition risks, including legal, policy and market impacts. The AFR Committee of the Board has the responsibility for overall ERM, which includes climate related risks. The AFR Committee ensures that significant risks are properly identified, considered and assessed by management and that proper processes have been adopted in order that such potential risk exposures are monitored and appropriate mitigations are put in place. The AFR Committee is made aware of the work of other committees through regular reporting in order that it can have a holistic view of the Company’s risks, including their potential interplay and/or cumulative effect on CN’s business and strategy. The GSS Committee has the responsibility to oversee and monitor management’s assessment of CN’s major risk exposures relating to climate change. The GSS Committee reviewed and concurred with management's climate risk assessment and mitigation controls and initiatives to maintain progress towards targets. Having oversight for climate-related risks is an important responsibility of the GSS Committee, and for the AFR Committee, which ensures that appropriate risk management processes are in place across the organization, including the risk oversight and risk management policies under the ERM. In 2023, the AFR Committee reviewed management's assessment of enterprise risks, including the identification of the Company’s net risks, which incorporated different scenarios and the identification of physical and transition climate-related risks. Specifically, the AFR Committee reviewed management's report to the GSS Committee on our climate risk mitigation controls and initiatives to integrate climate risk management activities into the business plan. Please refer to our 2023 CDP Climate Change Response report, which is available on our website, for additional information. Climate Action Plan Report CN-43 Circulaire EN.indb 50 2024-03-14 12:46

CN | Management Information Circular 2024 51 Our Phased Approach to Decarbonize Our Activities CN is committed to net-zero emissions by 2050. As we look to 2030 and beyond, decarbonizing rail transportation will continue to focus on driving operational efficiency and transitioning to cleaner energy sources, in line with our five key strategic areas. In addition, CN recognizes the need for shifting to alternative propulsion to meet the deep decarbonization required to achieve net-zero emissions. Our position in the supply chain will enable us to lead change towards decarbonizing North America’s transportation sector, by leveraging and stimulating the development of low-carbon fuels and technologies. Discussions on the prospects of battery and hydrogen powered trains are already underway. In 2021, we announced the purchase of a Wabtec battery-electric freight locomotive, the first 100% battery heavy-haul locomotive in support of our ambitious long-term goals. The anticipated efficiencies and emission reductions from this technology are expected to be significant and will help open the door to new alternatives beyond the diesel-powered locomotives used today. The delivery of our first battery-electric freight locomotive is expected in 2026. In line with the SBTi’s Net-Zero Standard, we intend to ‘neutralise’ the hard-to-abate Scope 3 residual emissions that cannot be avoided by leveraging nature-based solutions. 20 21 22 23 24 25 26 27 28 29 2019 2030 35 40 45 2050 Our phased approach to decarbonize our activities Driving operational efficiency Climate Action Plan Implementation Pathway to 2050 Transitioning to cleaner energy sources Shifting to alternative propulsion Leveraging nature-based solutions 43% 40% Scope 1 and 2 Emissions Scope 3 Emissions from Fuel- and Energy-related Activities Reduction Targets Net-Zero In order to support its strategy and to meet its targets, CN has been continuously investing in initiatives and programs that decarbonize our activities and provide other benefits such as improved capacity and service to our customers. CN has also been investing in its intermodal facilities, which support a modal shift towards rail shipping. The table below summarizes the investments made since 2019, the baseline for our current targets. CN 2019–2023 Investments Supporting Decarbonization (1) CATEGORY SPEND ($M CAD) Driving Operational Efficiency $2,650 Investing in our locomotive and hopper fleet $1,700 Expanding network capacity $900 Innovative locomotive technology $50 Transitioning to Cleaner Energy Sources $15 Piloting biofuels $10 Facility investments directly reducing emissions $5 Shifting to Alternative Propulsion $10 Contributing to Modal Shift by Investing in Intermodal Facilities $250 Total Investment $2,925 (1) Investment figures are approximate. We also recognize the importance of collaborating with governments, supply chain partners, universities, cleantech, fuel producers and locomotive/engine manufacturers in achieving an effective transition to a low-carbon future. We are actively engaging with other rail companies, directly and through associations such as the AAR, such as the Decarbonization Working Group, and the RAC, as well as with diverse locomotive manufacturers, fuel suppliers and customers. Initiatives underway include a partnership with Union Pacific on biofuel testing, joint discussions with other Class I railroads on the use of alternative propulsion technologies, as well as our EcoConnexions Partnership Program which recognizes customers and supply chain partners who are committed to sustainability. Through the RAC, we have been actively working with the Government of Canada since 1995 to address the impacts of rail activities on the environment through a Memorandum of Understanding (“MOU”). The 2023–2030 MOU, announced in December 2023, reflects a shared vision of working towards net-zero emissions by 2050 and builds upon the meaningful progress made to date by the Canadian rail sector. In accordance with the MOU, Transport Canada and RAC members will work together to advance low-carbon fuel use, move more goods by rail where possible, and accelerate the development of advanced net-zero solutions for locomotives. In the U.S., CN is a member of the Executive Advisory Board for decarbonization of the freight rail sector, managed by the Department of Energy, and participates in key discussions such as the Federal Railroad Administration Rail Decarbonization Workshop held in 2023. Climate Action Plan Report CN-43 Circulaire EN.indb 51 2024-03-14 12:46

CN | Management Information Circular 2024 52 Dear Shareholder: (1) Adjusted diluted earnings per share is a non-GAAP measure and does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. For an explanation of adjusted diluted earnings per share, how this non-GAAP measure provides useful information to investors, the additional purposes for which management uses this non-GAAP measure, and a reconciliation to the most directly comparable GAAP measure, see the section titled “Adjusted performance measures” in the MD&A, which is incorporated by reference herein. The MD&A can be found online on SEDAR at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on CN’s website at www.cn.ca in the “Investors” section. On behalf of CN’s Human Resources and Compensation Committee (“Committee”) and the Board, we welcome this opportunity to share our approach to executive compensation. Once again, in May 2023, the Company’s annual say on pay advisory vote received strong support, with 96.31% of shareholder votes in favour of CN’s disciplined approach to executive compensation. This represents the eighth consecutive year CN received the highest result in favour of the say on pay vote among publicly traded Class I railroads and demonstrates shareholders’ continued support with an average say-on-pay vote of 96.86% over the past five years. CN remains committed to transparency by providing clear and comprehensive disclosure of its executive compensation practices to its shareholders. 2023 Overview In 2023, CN continued its ‘’back to basics’’ approach, re-establishing a disciplined scheduled operation. CN’s “make the plan, run the plan, sell the plan” operating approach has driven strong operational, safety, and customer service outcomes. As we continue our journey to build the railroad of the future, an important organizational change took place in the fall of 2023. The Operations function was reorganized to recognize the distinction between the development of the plan and the day-to-day demands of safely executing the plan, to create sustainable and profitable growth. Effective as of November 15, 2023, Mr. Derek Taylor was appointed as Executive Vice-President and Chief Field Operating Officer and Mr. Patrick Whitehead was appointed as Executive Vice-President and Chief Network Operating Officer. Mr. Taylor and Mr. Whitehead succeed Mr. Edmond Harris, who will act as a consultant to the Company until March 31, 2024 to ensure a seamless transition, following his retirement at the end of 2023. 2023 was a challenging year for CN as it was affected by events beyond our control such as unpredictable weather-related issues and network disruptions. A summary of selected financial results are presented in the table below. Despite these challenges and thanks to our employees’ hard work and dedication, the Company made important strides in running a scheduled railroad, improving service to our customers and putting greater focus on our commitment to safety. IN MILLIONS 2023 2022 CHANGE Revenues C$16,828 C$17,107 (2%) Operating Income C$6,597 C$6,840 (4%) Diluted Earnings per share (EPS) C$8.53 C$7.44 15% Adjusted Diluted EPS (1) C$7.28 C$7.46 (2%) During the year, CN continued to significantly reinvest in the business with total capital spending of C$3.2 billion—C$1.6 billion to maintain the safety and integrity of its network, particularly track infrastructure; C$0.9 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives; and C$0.7 billion on equipment, including the acquisition of 500 new grain hopper cars. The Company returned significant amounts to its shareholders by repurchasing 29.1 million of its common shares in 2023, thereby returning C$4.55 billion to its shareholders as part of its normal course share repurchase plan, and increased quarterly dividends per share by 8% effective in the first quarter of 2023. The Company’s Board of Directors also approved a 7% increase to CN’s 2024 quarterly cash dividend, effective for the first quarter of 2024. This is the 28th consecutive year of dividend increases, demonstrating our confidence in the long-term financial health of the Company. Statement of Executive Compensation Statement of Executive Compensation . . . . . . . . . . . . . . . . . . . . 52 Human Resources and Compensation Committee . . . . . . . . . 56 Mandate of the Human Resources and Compensation Committee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 57 Compensation Discussion and Analysis . . . . . . . . . . . . . . . . . . . .58 Executive Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 58 2023 Executive Compensation Policy Objectives . . . . . . . . . . . . 60 Compensation Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 60 Base Salary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 63 2023 Annual Incentive Bonus Plan (AIBP) . . . . . . . . . . . . . . . . 63 2023 Long-Term Incentives . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 66 Executive Perquisites . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67 Employee Share Investment Plan . . . . . . . . . . . . . . . . . . . . . . . . 67 Other Key Compensation Programs of the Company . . . . . 68 2024 Executive Compensation Framework . . . . . . . . . . . . . . . . . 69 Risk Mitigation in Our Compensation Program . . . . . . . . . . . . . 70 Compensation of the NEOs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .71 President and Chief Executive Officer Compensation Look-Back Table and Five-Year TSR Comparison . . . . . . . . . . . 74 Cost of Management Ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 75 Summary Compensation Table in Canadian Dollars . . . . . . . . 75 Incentive Plan Awards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 78 Management Long-Term Incentive Plan . . . . . . . . . . . . . . . . . . . . 81 Deferred Compensation Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 83 Pension Plan Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 83 Termination and Change of Control Benefits . . . . . . . . . . . . . . . 86 Currency Exchange Information . . . . . . . . . . . . . . . . . . . . . . . . . . . 87 Statement of Executive Compensation CN-43 Circulaire EN.indb 52 2024-03-14 12:46

CN | Management Information Circular 2024 53 Safety is a core value CN has an uncompromising commitment to the health and safety of its employees, the customers it serves, and the communities and environments in which it operates. The Company strives to become the safest railroad in North America and its long-term safety improvement is driven by continued investments in infrastructure, rigorous safety processes, as well as a focus on safety culture through training, leadership and technology. CN’s Safety Management System is the framework for putting safety at the center of its day-to-day operations to continuously minimize risk, reduce the number and severity of injuries and accidents, and engage employees at all levels of the organization. The attainment of annual accident and injury targets is a component of management’s short-term incentive plan, which aims to engage employees across all levels of the organization. In 2023, CN achieved the lowest injury frequency rate (1) in the Company’s history and improved on the accident rate (2). While we improved our year-over-year injury frequency rate and accident rate in 2023, we sadly lost two of our colleagues, one in a motor vehicle accident and one while on duty in the field. In remembrance, we pay tribute to them for their unwavering dedication and commitment to CN. Safety remains a core value and our highest priority and these events strengthen our determination to ensure the safety of our people. Delivering Responsibly Delivering Responsibly is the heart of all CN’s decisions, commitments and investments to help build a sustainable future. The Company continues to focus on moving customers’ goods safely and efficiently, doing so in a manner that seeks to minimize its impact on the environment, attracting and retaining top talent, helping build safer and stronger communities, and adhering to the highest governance standards. The attainment of three goals, environmental performance measured through fuel efficiency, employee engagement and customer centricity, are incorporated into the short-term incentive plan for senior management and executives. CN is also proud of the recognition it has received for its sustainability accomplishments in 2023, including being recognized for its leadership on climate change by global environmental non-profit CDP, for being named to the Dow Jones Sustainability World and North American indices for the 12th and 15th consecutive year respectively, and for ranking as one of Canada’s Best 50 Corporate Citizens by Corporate Knights for the 15th consecutive year. The recognitions that CN has received over the years reflect CN’s long-standing commitment to integrate sustainability into its strategy and business model and setting ambitious targets. CN’s commitment to providing strong levels of customer service has been well executed in 2023 and is reflected through the customer centricity measure. Employee engagement increased meaningfully in 2023 across all employee groups and is a direct result of our continued efforts to increase management and executive presence in the field and across the organization, encouraging more effective communication, focusing on team development and building trust. (1) Per 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria. (2) Per million train miles, based on FRA reporting criteria. Disciplined Approach to Compensation CN’s approach to executive compensation continues to be driven by its goal to incentivize executives to create and deliver sustainable returns to shareholders. CN exercises a disciplined approach by ensuring short- and long-term incentive plans are structured to align realized pay with shareholder returns using various key performance measures, including Relative Total Shareholder Return (“Relative TSR”) as one of the performance measures applicable to Performance Share Units (“PSU”). The Company’s executive compensation policy is guided by the following principles: Alignment with shareholders’ interests, market & best practices and CN’s strategy Attract, motivate and retain talent Drive and reward performance Long-term growth and value creation remain central to CN’s pay strategy and targets are set to ensure its compensation policy does not encourage undue risk-taking on the part of the Company’s executives. CN’s executive compensation program also incentivizes management’s focus on safe and reliable operations, customer centricity, employee engagement and environmental objectives. CN’s approach to compensation continues to ensure sound and performance-driven compensation, which is reviewed annually by the Committee. The Committee also independently retains the services of Hugessen Consulting, Inc. (“Hugessen”), industry expert board advisor on executive compensation matters, to provide advice on compensation recommendations that are presented to the Committee for approval. 2023 Executive Compensation Framework The compensation of our Named Executive Officers (“NEOs”) is paid in U.S. dollars to provide a more precise, meaningful and stable comparison with the U.S. dollar-denominated compensation of incumbents in equivalent positions within the comparator group, which consisted, in 2023, of select Class I railroads. In 2023, the Company’s executive compensation policy aimed to position target total direct compensation of our NEOs between the median and the 60th percentile of the comparator group. The Committee was of the view that the Company’s comparator group and the U.S. dollar-denominated approach to compensation for the NEOs were appropriate and, combined with an overall disciplined approach, provided a competitive total compensation package. Base Salary In 2023, CN’s policy for base salaries and target bonuses continued to be at the median of the comparator group. The Committee closely monitors the compensation paid to all executives to ensure it supports a market-competitive compensation envelope. Statement of Executive Compensation CN-43 Circulaire EN.indb 53 2024-03-14 12:46

CN | Management Information Circular 2024 54 Annual Incentive Bonus Plan The Annual Incentive Bonus Plan (“AIBP”) provides the opportunity to share CN’s success with its executives by incentivizing them to achieve not only financial results but also the long-term strategic vision of the Company and its ESG priorities and supports employee engagement on safety and strategic initiatives. The AIBP for executives is entirely based on Company performance against pre-set objectives for three corporate components: financial, strategic and safety. Performance factors and ranges for threshold, target and maximum incentive opportunities for the three corporate components of the AIBP (financial, strategic and safety) are determined by the Committee at the beginning of the year. The corporate performance objectives are reviewed annually to select targets that align with our business plan, targeting year-over-year improvement. The same corporate components and objectives apply to each NEO. The target awards and payout ranges reflect the level of responsibility associated with their role, aim to be aligned with the comparator group, and are established as a percentage of base salary. AIBP awards are earned at levels between 0% and 200% of the target award based on achievement of the applicable performance metrics for each component. For 2023, the corporate financial component, which accounted for 70% of the annual incentive paid to NEOs, measured and rewarded against challenging targets for revenue, adjusted operating income and free cash flow, which were aligned with CN’s business plan. The corporate strategic component, which accounted for 20% of the annual incentive, is essential to deliver on our corporate vision. Our NEOs play a crucial role in the achievement of CN’ strategic goals and priorities. In 2023, this component consisted of three equally weighted quantitative measures: environmental performance measured through fuel efficiency, employee engagement and customer centricity. Finally, the corporate safety component, which accounted for 10% of the annual incentive, is linked to the Company’s safety performance and determined based on Board-approved targets for injuries and accidents. As safety is a core value at CN, executives have a critical role in supporting and strengthening the promotion of safety across the organization. Corporate Financial Performance Corporate Safety Performance Corporate Strategic Performance 70% 20% 10% Long-Term Incentive Program CN’s Long-Term Incentive (LTI) program aligns with mid- and long-term business performance and shareholder value creation. It provides another opportunity for executives to participate in the financial success of the Company through equity ownership. In 2023, LTI grants for the NEOs consisted of a combination of performance share units (PSUs) under the Share Units Plan (SUP) and stock options under the MLTIP, respectively weighting 55% and 45% of the long-term incentive’s value granted. PSUs are subject to the achievement of performance criteria that are determined by the Committee at the beginning of the vesting period and the vesting multiplier can range from 0% to 200%. Stock options align the executives’ compensation with shareholder value growth, allowing them to benefit from future share appreciation and to acquire financial interest in the Company over time. It further aligns their compensation to CN’s long-term success. 45% Stock Options 55% PSUs 60% ROIC + Minimum Share Price Conditions 40% Relative TSR Performance 2023 Compensation Highlights The Committee reviewed and approved the following multipliers for the NEOs with regards to the 2023 bonus and the PSUs awarded in 2021. Detailed results can be found on pages 63 and 67. 2023 overall bonus payout MINIMUM 0% 50% 100% 200% THRESHOLD TARGET MAXIMUM ACTUAL PAYOUT: 69.4% 2021 ROIC PSUs MINIMUM 0% 100% 200% TARGET MAXIMUM ACTUAL PAYOUT: 190.0% 2021 TSR PSUs MINIMUM 0% 100% 200% TARGET MAXIMUM ACTUAL PAYOUT: 119.2% Statement of Executive Compensation CN-43 Circulaire EN.indb 54 2024-03-14 12:46

CN | Management Information Circular 2024 55 2024 Executive Compensation Framework The Committee undertook a comprehensive review of the Company’s compensation framework and plans in 2023 and approved changes to its executive compensation policy, short-and long-term incentive plans and stock ownership guidelines effective January 1, 2024. The changes primarily aim to ensure competitiveness for talent attraction, motivation and retention, while aligning with shareholders’ interests, evolving market practices and reinforcing the link between CN’s long-term strategic vision and compensation. The changes are summarized below and described in this Compensation Discussion and Analysis, where applicable. COMPENSATION FRAMEWORK/PLAN CHANGE Executive Compensation Policy • Comparator group for the President and CEO and NEOs is broadened to include relevant industrial benchmarks • Pay positioning is updated to target on average the 50th percentile of the comparator group for total direct compensation Annual Incentive Bonus Plan • Reduced the number of metrics used in the corporate financial component of the AIBP from three to two • Replaced the Fuel Efficiency metric of the environmental measure of the corporate strategic component by Locomotive Greenhouse Gas (GHG) Emission Intensity Long-Term Incentives • Increased the weighting of Performance Share Units (“PSUs”) and decreased weighting of stock options, to 70% and 30% respectively • Introduced quarterly dividend equivalent units during the vesting period on PSUs • Removed the minimum share price condition on the Return on Invested Capital (“ROIC”) PSU units. • Replaced the current two relative TSR comparator groups with the S&P North American LargeMidCap Transportation Index • Reduced the vesting period for stock options from five to four years Stock Ownership Guidelines • Reduced stock ownership requirements for Executive Vice-Presidents to align with prevailing market practice • Introduced a mandatory 50% hold on vested shares until compliance of the stock ownership requirement is achieved Other Plan Changes • Changed the retirement definition for the AIBP, Share Units Plan and MLTIP • Replaced the Club Membership by a Flexible Allowance to place emphasis on health and wellness Compensation Risk Mitigation CN’s compensation plans are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. In 2023, WTW (formerly known as Willis Towers Watson) conducted its annual review of CN’s compensation practices and confirmed that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. At its December 2023 meeting, the Committee reviewed WTW’s risk assessment report and endorsed its conclusions. In its own assessment, the Committee determined that proper risk mitigation features are in place within the Company’s compensation programs. Conclusion The Committee and the Board believe that compensation outcomes are appropriate and aligned with CN’s approach to executive compensation and value creation for our shareholders. The Committee also believes its approach to executive compensation supports the execution of the Company’s strategic plan, and it remains committed to a compensation plan aligned with the long-term interests of shareholders. The Committee is fully engaged in ensuring CN’s executive compensation continues to be anchored on a disciplined and market competitive approach linked to performance. Members of the Committee will be attending the Meeting to answer questions about CN’s executive compensation. Shauneen Bruder Chair of the Board of Directors Jo-ann dePass Olsovsky Chair of the Human Resources and Compensation Committee Statement of Executive Compensation CN-43 Circulaire EN.indb 55 2024-03-14 12:46

CN | Management Information Circular 2024 56 Human Resources and Compensation Committee Composition of the Human Resources and Compensation Committee The Committee is composed of six independent members. All members have a thorough understanding of compensation policies and principles related to executive compensation and have experience in human resources and compensation matters. They are also members of other committees of the Board and this overlap provides a strong link with the Committee’s risk oversight responsibilities. The following is a description of the education, skills and experience of each member of the Committee, as at the date of this Information Circular, that are relevant to the performance of their responsibilities as a member of the Committee, including the skills and experience enabling the Committee to make decisions on the suitability of the compensation policies and practices of the Company: • Ms. Jo-ann dePass Olsovsky, Chair of the Committee, was most recently the Executive Vice-President and Chief Information Officer at Salesforce from February 2018 to August 2022, when she retired. She led the team at Salesforce responsible for many successful large scale system implementations and integrated numerous acquisitions. Prior to Salesforce, Ms. dePass Olsovsky was on the executive team at BNSF Railway for approximately 12 years leading BNSF’s enterprise information technology function. She has led global teams of over 3,000 employees with responsibility in excess of $1B program/operational budgets. Ms. dePass Olsovsky has extensive experience in all aspects of human resources matters for both unionized and management employees globally. Experiences include attracting, developing, and retaining union and salaried/ management employees, all aspects of unionized labour relations, compensation design, performance management and talent/ succession planning. • Ms. Shauneen Bruder is a retired Executive Vice-President, Operations at RBC where she was responsible for operations related to all personal and business clients in Canada delivered through more than 8,000 employees. In her corporate and board roles, she gained extensive experience overseeing human resources matters, including compensation design, performance management and talent/succession planning. • Mr. Justin Howell is a senior investment manager with Cascade Asset Management Co. and was previously an investment banker and a lawyer. Mr. Howell is Chair of the Nomination and Compensation Committee and a member of the board of directors of Sika AG, a multinational specialty chemical company listed on the SIX Swiss Exchange and headquartered in Baar, Switzerland. As a corporate director, he gained experience overseeing human resources matters, including compensation design, performance management and talent/succession planning. • Ms. Susan Jones is a corporate director having served on numerous public company boards and having held various leadership positions within public companies throughout her career in the energy, energy transition, mining and agricultural sectors. Ms. Jones held a variety of leadership roles within Nutrien, where she was responsible for running and transforming large businesses, with a focus on operational excellence, people and culture, including leadership in unionized environments. Ms. Jones is a member of the Human Resources Committee of TC Energy Corporation, and is the former Chair of the Leadership & Compensation Committee at Piedmont Lithium and a former member of the board and Human Resources & Compensation Committee of ARC Resources Ltd. She has extensive board, senior leadership and executive experience overseeing large groups of employees with a focus on building strong employee engagement, trust and retention. • Mr. Robert Knight is a corporate director and the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in December 2019. During Mr. Knight’s 40-year tenure at Union Pacific Corporation, he also held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units. As a proven leader with extensive experience in finance and human resources having led large teams of professionals throughout his career, Mr. Knight serves as a director and member of the Compensation Committee at Schneider National, Inc. and director and Chair of the Audit Committee at Hyliion Holdings Corp. • Mr. Al Monaco is a corporate director with decades-long experience leading a large, complex, federally regulated organization. From 2012 until his retirement in January 2023, Mr. Monaco was Chief Executive Officer of Enbridge, where he previously served in various other senior executive positions, including as President, Gas Pipelines, Renewable Energy & International, President, Gas Distribution and Storage, Executive Vice President, Major Projects & Renewable Energy, and Senior Vice President, Corporate Planning and Development. He is currently a member of the board of directors and of the Compensation Committee of Weyerhaeuser Company. The following table summarizes the human resources and compensation-related experience of the Committee members: AREA OF EXPERIENCE NUMBER OF COMMITTEE MEMBERS WITH VERY STRONG OR STRONG EXPERIENCE Membership on HR committees 6/6 100% Organizational exposure to the HR function 6/6 100% Leadership and succession planning, talent development 6/6 100% Approval of employment contracts 6/6 100% Development/oversight of incentive programs 6/6 100% Oversight of stress-testing of incentive programs vs. business/operating performance 6/6 100% Pension plan administration/oversight 4/6 67% Interpretation and application of regulatory requirements related to compensation policies and practices 5/6 83% Engagement with investors and investor representatives on compensation issues 4/6 67% Oversight of financial analysis related to compensation policies and practices 6/6 100% Exposure to market analysis related to compensation policies and practices 6/6 100% Drafting or review of contracts and other legal materials related to compensation policies and practices 5/6 83% Oversight of labour matters 5/6 83% Statement of Executive Compensation CN-43 Circulaire EN.indb 56 2024-03-14 12:46

CN | Management Information Circular 2024 57 Mandate of the Human Resources and Compensation Committee The responsibilities of the Committee include: • Ensuring appropriate mechanisms are in place regarding succession planning for executive officer positions, including the President and Chief Executive Officer; • Overseeing the process for the selection of executive officers, recommending their appointment, and approving the terms and conditions of appointment and termination or retirement of the President and Chief Executive Officer and other executive officers; • Reviewing corporate goals and objectives relevant to the President and Chief Executive Officer and other executive officers who report directly to the President and Chief Executive Officer, as well as their development, and their performance based on those goals and other factors, and recommending to the Board their compensation based on this evaluation; • Identifying, monitoring and overseeing risks associated with CN’s compensation policies and practices and assessing whether they provide an appropriate balance of risk and reward in relation to the Company’s overall strategic direction, and reviewing disclosure on: (i) the role of the Committee in that respect; (ii) any practices that CN uses to identify and mitigate such risks, and; (iii) any identified risk arising from CN’s compensation policies and practices that is reasonably likely to have a material adverse effect on CN; • Examining all elements of executive remuneration and reporting annually on compensation practices, including by overseeing the selection of any benchmark group used in determining compensation or any element of compensation, and reviewing disclosure on such group; • Overseeing outside advisors, including compensation consultants, independent legal counsel or other independent advisors, hired to assist in the performance of its functions and responsibilities; • Evaluating the independence of outside advisors in accordance with applicable Canadian and U.S. corporate governance standards, or other applicable laws, rules or regulations; • Reviewing human resources practices and policies by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality and diversity of personnel required to meet its business objectives; • Ensuring regular employee engagement surveys and monitoring the results of the surveys and their implications for effective talent management at CN; and • Monitoring on a regular basis CN’s union relations, CN’s labour relations strategy and its consistency with CN’s strategic direction. The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/ Governance. Finally, the Committee met nine times in 2023 and held in camera sessions during each meeting. Talent Management, Diversity and Succession Planning Talent management, leadership development, succession planning, diversity, equity and inclusion (DE&I), and employee engagement are priorities for the Board and the Committee. An integrated talent framework, focusing on the identification, assessment, and development of leaders, is used to ensure the Company has an appropriate pipeline of potential diverse successors at the executive and management levels. CN prepares talent for broader and more complex roles by customizing development plans to individual, business and leadership needs as well as providing meaningful cross-functional experiences, where applicable. As required, the Company also addresses talent gaps and acquires critical skills through external hiring. On a regular basis, the Committee reviews updates on the talent management, diversity and leadership development of each function. Throughout the year, the Committee also conducts in-depth executive analysis focused on the strength, gaps and diversity of succession pools for key leadership roles across CN. The Company integrates a more precise development approach for key talent to prepare them for broader and more complex roles in an expedited manner while also developing agility and critical leadership capabilities. CN regularly hones its career development program to provide targeted training and practical work experience that reinforces the development of talent. A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive team is conducted annually, and specific customized plans to address identified gaps are developed and implemented. Regarding CN’s long-term strategic plan, aligning leadership and capability development are key to its successful implementation. Aligning the compensation programs with the Company’s strategic goals are a key component linking shareholder returns with management’s performance. The Committee is satisfied that the proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success. Independent Advice The Committee retains the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. Since October 2007, the Committee retains the services of Hugessen for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. The fees invoiced by Hugessen in 2023 totalled approximately C$414,800. The increase in fees for 2023, when compared to 2022, reflects the additional support provided to the Committee in connection with the Committee’s detailed review of the NEO’s compensation program, leading to changes for 2024, as described above. Services performed by Hugessen were compensation-related services provided directly to the Committee. The Committee also reviewed the independence of Hugessen and evaluated its performance for 2023. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. Hugessen also meets the independence requirements of the NYSE Listing Standards and confirmed that, on an annualized basis, the amount of fees received by the firm from CN represents less than 5% of Hugessen’s total fees. Since 2007, the Board has adopted a policy to the effect that the Chair of the Committee must pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform executive compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for management. Executive Compensation – Related Fees SERVICES RENDERED IN 2023 (C$) SERVICES RENDERED IN 2022 (C$) EXECUTIVE COMPENSATION – RELATED FEES ALL OTHER FEES EXECUTIVE COMPENSATION – RELATED FEES ALL OTHER FEES Hugessen 414,800 0 223,600 0 Statement of Executive Compensation CN-43 Circulaire EN.indb 57 2024-03-14 12:46

CN | Management Information Circular 2024 58 Compensation Discussion and Analysis Executive Summary Named Executive Officers This Compensation Discussion and Analysis (“CD&A”) section covers executive compensation for the year ended December 31, 2023, and focuses on the following NEOs who appear in the compensation tables: Tracy Robinson President and Chief Executive Officer Ghislain Houle Executive Vice-President and Chief Financial Officer (“CFO”) Doug MacDonald Executive Vice-President and Chief Marketing Officer (“CMO”) Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer (“CITO”) Derek Taylor Executive Vice-President and Chief Field Operating Officer (“CFOO”) Patrick Whitehead Executive Vice-President and Chief Network Operating Officer (“CNOO”) 2023 Executive Compensation Framework The Company follows a comprehensive executive compensation program for NEOs that includes: (i) base salary; (ii) annual incentive bonus; (iii) long-term incentives; (iv) pension benefits; and (v) executive perquisites. The first three elements define total direct compensation. The objective of CN's compensation program is to attract, retain and engage top talent by ensuring there is a clear link between the Company's long-term strategy, its business plan, shareholder value creation and executive rewards. Decisions on how much to pay the NEOs in terms of total direct compensation are based on the Company’s executive compensation policy. In 2023, the policy aimed to position target total direct compensation between the median and the 60th percentile of the comparator group. For the President and CEO, and the other NEOs, the comparator group consisted of select Class I railroads (Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Kansas City Limited). More information on the comparator group can be found on page 61. In January 2023, a vertical pay ratio analysis was conducted and presented to the Committee, for the purpose of its review of 2023 compensation recommendations. The vertical pay ratio analysis consists of comparing the total direct compensation of each NEO to the median annual total direct compensation for all CN employees. This analysis provides additional context when the Committee reviews the compensation programs of the Company. In December 2023, as part of the annual compensation review process, WTW provided an assessment of how total direct compensation offered to all executives during the year compared against that of the comparator group. WTW reported that the overall aggregate positioning of the total direct compensation of executives was aligned with CN’s compensation policy. In January 2024, a vertical pay ratio analysis was conducted and presented to the Committee, for the purpose of its review of 2024 compensation recommendations. Decision Process The compensation of the NEOs, other than that of the President and CEO, is recommended by the President and CEO and reviewed and recommended by the Committee for approval by the Board. The compensation of the President and CEO is recommended by the Committee and approved by the independent members of the Board. The President and CEO serves at the discretion of the Board. 2023 Base Salary The base salaries of the President and CEO and the other NEOs are paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S. dollar-denominated salaries in equivalent positions within the comparator group. As part of the annual compensation review of the NEOs, base salaries were set with reference to the median of the applicable comparator group. Salary increases reflect market competitiveness, leadership abilities, retention considerations and succession plans. For more information on base salaries, refer to page 61. 2023 Annual Incentive Bonus Plan (AIBP) Results The AIBP is composed of three corporate components: financial, strategic and safety. The corporate financial component accounted for 70% of the annual incentive bonus. While 2023 was a challenging year with the negative impacts of unpredictable weather-related issues and network disruptions, CN partially met its pre-set financial performance objectives resulting in a payout of 45.3% of target for the corporate financial component. The table showing the 2023 Corporate Financial performance objectives, as approved by the Board at the beginning of 2023, and the 2023 results can be found on page 64. The corporate strategic performance component accounted for 20% and consists of three quantitative strategic measures: environmental performance measured through fuel efficiency, employee engagement, and customer centricity. For 2023, the fuel efficiency results did not achieve the required threshold, while both the customer centricity and employee engagement measures exceeded target. As a result, the Board confirmed a payout of 113.3% of target for the corporate strategic component. The table showing the 2023 corporate strategic performance objectives, as approved by the Board at the beginning of 2023, and the 2023 results can be found on page 64. The remaining 10% of the annual incentive bonus was based on the corporate safety component, which is linked to the Company’s safety performance and determined based on Board approved targets for injuries and accidents. In 2023, CN achieved the lowest injury frequency rate in the Company’s history, exceeding the target and leading to a payout of 180.0% for this metric. The Company’s performance on the accident rate also improved compared to prior year and exceeded target, leading to a payout of 120.0% for this metric. After considering both the injury and accident results against the established safety targets, the Board confirmed a payout of 150.0% of target for the corporate safety component. The table showing the 2023 Corporate Safety performance objectives, as approved by the Board at the beginning of 2023, and the 2023 results can be found on page 65. The corporate financial, strategic, and safety bonus factors served as the basis for calculating the AIBP payouts set out in the “Summary Compensation Table in Canadian Dollars” on page 75. The overall bonus payouts for the NEOs were 69.4% of the target bonus in 2023. The individual performance of the NEOs continues to be monitored throughout the year and is one of the factors considered for the annual salary review and LTI award, even though their individual performance is not a factor in the determination of their AIBP payout. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 58 2024-03-14 12:46

CN | Management Information Circular 2024 59 2023 Long-Term Incentives (LTI) In determining the appropriate fair value of LTIs granted to NEOs, the Committee considered external market data and other factors such as individual performance, retention risk and succession plans, as well as the Company’s compensation policy. The fair value of LTI grants for NEOs is determined with reference to the 60th percentile of the applicable comparator group. To align with mid- and long-term business performance and shareholder value creation, in 2023, LTIs consisted of a combination of performance share units (PSUs) and stock options, respectively weighting 55% and 45% of the LTI fair value granted (1). The payout of PSUs granted in 2023 to NEOs is subject to two distinct performance measures. Sixty percent (60%) of the PSUs awarded are subject to the achievement of targets related to CN’s average return on invested capital (PSU-ROIC) for the period ending on December 31, 2025 and to the attainment of a minimum average closing share price established at the beginning of the cycle. The remaining 40% are subject to CN’s relative total shareholder return (PSU-TSR) measured against two comparator groups: (i) selected Class I railroads (2) and (ii) S&P/TSX 60 companies, in each case for the 20-day average ending share price on December 31, 2025. The stock options granted in 2023 are conventional and vest over five years at a rate of 20% at each anniversary date. Stock options have a 10-year term. The table summarizing the performance objectives and payout conditions of the 2023 PSU award can be found on page 66. 2021 Performance Share Units Award Payout The Committee reviewed the vesting of the 2021 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs. ROIC PSUs: The Company achieved a three-year average PSU-ROIC to December 31, 2023 of 15.4%. In accordance with the plan rules and considering the achievement of the minimum average closing share price condition, a performance vesting factor of 190.0% (out of a maximum of 200%) was applied for the ROIC PSUs awarded in 2021. Relative TSR PSUs: The Company delivered a TSR of 22.4% (3) over the period from January 1, 2021 to December 31, 2023, resulting in an overall performance vesting factor of 119.2% (out of a maximum of 200%), reflecting the weighted average performance vesting factor of both measures (150.0% for Class I railroads and 88.5% for S&P/TSX 60). PSUs were settled on February 26, 2024 in CN common shares purchased on the open market to encourage share ownership among participants, subject to compliance with the other conditions of the award agreements. The table illustrating the 2021 PSU performance objectives and results can be found on page 67. (1) The weighting of the 2023 long-term incentive grant value for the President and CEO was different (74% PSUs and 26% stock options) to reflect stock option distribution requirements which limit the number of stock options, as per the MLTIP that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. (2) The Class I railways comparator group consists of Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Kansas City Limited. (3) Relative TSR performance is calculated using the CNR 20-day share price average immediately prior to January 1, 2021 (including dividend reinvestment) and the CNR 20-day share price average for the period ending on December 31, 2023 (including dividend reinvestment). The same calculation is used for each company part of the comparator groups. Non-Compete, Non-Solicitation and Non-Disclosure The railroad industry operates in a highly competitive market. In recent years, the Company has continued its efforts to protect its interests and its confidential information. Accordingly, the Company’s LTI award agreements for all executives, as well as its non-registered retirement plans, contain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants. Payouts under the LTI plans or the non-registered retirement plans are conditional upon current or former executives continuing to comply with these restrictive commitments for defined periods following their termination of employment or retirement from the Company. Further details related to CN’s non-compete and non-solicitation provisions are available on page 69. Risk Mitigation in our 2023 Compensation Program The Company has a formalized compensation policy to guide compensation program design and decisions. Many of the characteristics inherent to the Company’s executive compensation program encourage appropriate behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics: • Appropriate balance between fixed and variable pay, as well as short- and long-term incentives; • Multiple performance measures to be met or exceeded in the AIBP; • Inclusion of a strategic component in the AIBP, composed of ESG metrics; • Inclusion of a safety component in the AIBP; • Capped incentive payout opportunities with no minimum guaranteed payout; • The higher weighting on Relative TSR in the PSUs since 2020 strengthens alignment between executive pay and shareholder return; • Cannot engage in hedging activity or in any form of transactions in publicly-traded options on CN securities; • Executive compensation clawback policy is in place and was amended in 2017 to allow the clawback of bonus or incentive-based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement. In addition and as required under the NYSE corporate governance rules, the Committee and the Board also approved a Financial Statement Compensation Recoupment Policy effective as of October 2, 2023 which requires the clawback of incentive-based compensation that, as a result of a financial restatement, is discovered to have been erroneously awarded to current or former executive officers as well as the Vice-President and Corporate Comptroller, the whole as required by US legislation; • Stock ownership guidelines apply to executives, including post-employment constraints for the President and CEO; and • The Committee retains the services of an independent executive compensation consultant. A complete list and description of these risk-mitigating features is available on pages 70 and 71. In December 2023, following an annual review of the Company’s compensation policy, programs and practices, WTW concluded again this year that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusions of the risk assessment report from WTW and, in its own assessment, determined that proper risk mitigation features are in place within the Company’s compensation program. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 59 2024-03-14 12:46

CN | Management Information Circular 2024 60 2023 Executive Compensation Policy Objectives The Company’s executive compensation policy and programs are designed to ensure there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviours. Executive incentive compensation is, as a result, tied to key corporate objectives that play a critical role in driving the organization’s short- and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features. Total Cash Compensation Total Direct Compensation Total Executive Compensation Indirect Compensation Pension Benefits and Executive Perquisites At-risk Incentive Long-Term Incentives • Performance Share Units (ROIC and Minimum Share Price Condition and Relative TSR Performance) • Stock Options Annual Incentive Bonus • Corporate Financial Objectives • Corporate Strategic Objectives • Corporate Safety Objectives At-risk Incentive Base Salary Fixed Compensation The executive compensation program is comprised of five elements: (i) base salary; (ii) annual incentive bonus; (iii) long-term incentives; (iv) pension benefits; and (v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements. Compensation Policy The Company’s 2023 Executive Compensation Policy The 2023 executive compensation policy aimed to incentivize executives to create and deliver sustainable returns to shareholders while targeting total direct compensation between the median and 60th percentile of the NEO’s comparator group. Base salaries and target annual bonuses were set with reference to the median level of the comparator group, whereas the grant date fair value of LTI was set with reference to the 60th percentile. The Committee is of the view that the compensation policy and its principles provided for competitive and reasonable compensation levels when determining the 2023 compensation for the NEOs. 2023 Compensation Decisions and Process The 2023 compensation was determined as part of an annual process followed by the Committee and outlined in the chart below: Step 1 – September to January • Business plan review and approval by the Board • Definition of performance criteria and targets based on the business plan Step 2 – December to January • Annual review of risk and assessment of risk mitigation features • Evaluation of the individual performance assessment for the NEOs • Review of the compensation benchmark and pay positioning • Review of annual bonus and LTI payouts for the prior year • Review of compensation programs and annual compensation adjustments • Review of new annual targets and LTI awards and performance-vesting conditions • Stress-testing of incentive grants Step 3 – March to October • Monitoring and evaluation of progress and performance of compensation programs Each year, the Committee reviews benchmark information in December or January and approves compensation adjustments for the following year by taking into consideration comparator group practices, individual performance, leadership abilities, succession planning, retention considerations and the economic outlook. The Committee reviews and recommends for approval by the Board the performance targets related to both the AIBP and the PSUs in January. Aside from the Relative TSR targets, the financial targets are derived from CN’s annual business plan, which is prepared by management and reviewed and approved by the Board. Business planning is an extensive process during which management examines, with the Board, the economic, business, regulatory and competitive conditions that affect or can be expected to affect CN’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets. The Board and Committee also have access to executive management throughout the year should they wish to discuss specific business issues or seek clarification. The Board and Committee are, therefore, confident they have detailed visibility of the Company’s financial performance and are appropriately equipped to recommend executive compensation decisions. Finally, throughout the annual executive compensation review process, the Committee also receives and considers advice from its independent compensation consultant, Hugessen. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 60 2024-03-14 12:46

CN | Management Information Circular 2024 61 The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved by the Board in January for the current year. In determining the appropriate LTI fair value granted to each NEO, the Committee considers external market data, as discussed in the “Benchmarking Using Comparator Group” section below, as well as other factors such as individual performance, leadership, and talent retention. 2023 Benchmarking Using Comparator Group Each year, the competitive pay levels are determined using a comparator group, which is regularly reviewed and endorsed by the Committee as being appropriate for the level and nature of the benchmarked positions. In determining the 2023 compensation for the President and CEO and the NEOs, the Company considered a comparator group of North American companies, comprised of the following Class I railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation, and Canadian Pacific Kansas City Limited. These companies are similar in terms of industry and complexity, including size, revenue, capital investment, and market capitalization, and directly compete with CN for key talent. Furthermore, half of CN’s Relative TSR performance indicator for the PSUs is measured against the same comparator group (refer to page 67 for a description of the plan). The following table shows CN’s positioning relative to the comparator group for the President and CEO and the NEOs as at December 31, 2023. COMPARATOR GROUP REVENUE (MILLIONS) NET INCOME (MILLIONS) MARKET CAPITALIZATION (MILLIONS) AVERAGE NUMBER OF EMPLOYEES Union Pacific Corporation US$24,119 US$6,379 US$149,729 31,490 CSX Corporation US$14,657 US$3,715 US$68,512 22,845 Norfolk Southern Corporation US$12,156 US$1,827 US$53,454 20,190 Canadian Pacific Kansas City Limited (2) C$12,555 C$3,927 C$97,689 18,233 AVERAGE (1) C$20,324 C$5,004 C$114,374 23,190 Canadian National Railway Company C$16,828 C$5,625 C$107,874 24,920 RANK (1) 3 2 2 2 (1) Values as at December 31, 2023 for the comparator group were converted into Canadian dollars using the average exchange rate for 2023 of US$1.00 = C$1.3497, except for the market capitalization where the December 31, 2023 exchange rate of US$1.00 = C$1.3243 was used. (2) Canadian Pacific Kansas City Limited Revenues and Net Income for the year ending December 31, 2023 reflect the consolidation of Kansas City Southern financial results from April 14, 2023. The Committee also considered data from a broad sample of comparably sized U.S. industrial organizations with revenues between US$6 billion and US$15 billion that participate in WTW’s proprietary database for the President and CEO and the Executive Vice-Presidents for purposes of verifying the alignment with general compensation trends, but not for direct benchmarking purposes, given the direct comparability of the above-mentioned Class I railroads. Components of the 2023 Executive Compensation Program The following table summarizes the components of the Company’s 2023 executive compensation program, which were driven by the executive compensation policy and weighted toward variable “pay-for-performance” elements. Each component is then further detailed in this section. COMPONENT AND FORM 2023 DESIGN SUMMARY OPPORTUNITY RISK-MITIGATING ELEMENTS OBJECTIVES AND RATIONALE Base Salary Cash Fixed rate of pay Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations Set with reference to median of comparator group Provides for a balanced mix of pay components (fixed vs. variable) Use of external advisor and peer group analysis Provides competitive level of fixed compensation Recognizes sustained individual performance Reflects role and responsibility and/or growth in role Annual Incentive Bonus Cash-based performance pay Annual awards based 100% on Company achievement of three pre-determined corporate financial performance objectives (70%), three pre-determined corporate strategic performance objectives (20%), and two pre-determined corporate safety performance objectives (10%) Performance period: one year 2023 targets are 150% (1) of base salary for the President and CEO and 80% for the other NEOs. Maximum payout is limited to 2.0 times the target Use of multiple performance measures Plan targets reviewed and approved annually based on in-depth review of annual business plan Payout trigger based on corporate performance Increased diversification with the safety and strategic component Payouts are capped No guaranteed minimum payout Payouts subject to clawback policies Payouts for executives are subject to a three-month notice period in the year of retirement Reward the achievement of pre-set annual corporate financial performance objectives Reward the achievement of pre-set annual corporate strategic performance objectives Reward the achievement of pre-set annual corporate safety performance objectives Drive superior corporate financial, strategic and safety performance Compensation Discussion and Analysis CN-43 Circulaire EN.indb 61 2024-03-14 12:46

CN | Management Information Circular 2024 62 COMPONENT AND FORM 2023 DESIGN SUMMARY OPPORTUNITY RISK-MITIGATING ELEMENTS OBJECTIVES AND RATIONALE Long-Term Incentives Performance-based share units payable in equity, purchased in the market PERFORMANCE SHARE UNITS (55% of long-term incentives) 60% of the PSU value is subject to the attainment of three-year average PSU-ROIC targets and to the attainment of a minimum average closing share price established at the beginning of the cycle 40% of the PSU value is subject to CN’s relative performance against selected Class I railroads and S&P/TSX 60 companies In the case of retirement, employees must remain in active and continuous service until March 31 of the year following the year in which the grant was made to be eligible for payout Performance period: three years Long-term incentive grant date fair value determined with reference to the 60th percentile of the applicable comparator group PSU performance vesting factor capped at 200% Significant weighting toward long-term incentive compensation Overlapping multi-year performance periods Mix of financial, market and relative performance measures PSU payouts are capped and there is no minimum guaranteed payout Payouts subject to clawback policies Payouts subject to non-compete provisions Align management interests with shareholder value growth and total return relative to comparable groups Reward the achievement of sustained financial performance and creation of shareholder value Contribute to retention of key talent Recognize individual contribution and potential Increased alignment with Total Shareholder Return Stock options STOCK OPTIONS (45% of long-term incentives) (2) Conventional stock options that vest over five years at a rate of 20% per year In the case of retirement, employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout Performance period: five-year ratable vesting, 10-year term Pension Benefits Cash payments following retirement CANADIAN PENSION PLANS Defined Benefit Plan (3): benefits payable calculated as a percentage of the highest five-year average earnings multiplied by pensionable service Pensionable service period for most defined benefit plans: maximum of 35 years Defined Contribution Plan (4): benefits based on the participant’s required and optional contributions and on Company-matched contributions Non-registered plans: supplement to the registered plans and provide benefits in excess of the Canadian Income Tax Act limits Non-registered plans restricted to executives and senior management employees Most retirement benefits for executives and senior management employees are calculated using base salary and annual bonus (up to target levels) The CEO, the CITO and the CNOO participate in a Defined Contribution Plan, which limits CN’s exposure to pension plan insolvency risk Payouts subject to non-compete provisions for non-registered plans Provide an effective and attractive executive compensation program U.S. PENSION PLANS Defined Benefit Plan (3): benefits payable calculated as a percentage of the highest five-year average earnings (out of the last 10 years) multiplied by credited service Maximum of 35 years of credited service for most defined benefit plans Savings Plan: 401(k) benefits based on the participant’s voluntary contributions and 50% matching by the Company, limited to 3% of base pay Defined Contribution Feature (4): additional benefits included in the Savings Plan based on Company contributions equal to 3.5% of base pay Non-registered plans: supplement to the registered plans and provide benefits in excess of Internal Revenue Service and Railroad Retirement Board limits Executive Perquisites Non-cash perquisites Healthcare and life insurance benefits, annual physical exam, club membership, company-leased vehicle, parking, home security for the President and CEO, financial counselling and tax services Competitive (1) The 2023 AIBP target for the President and CEO was increased to 150% from 140% in 2022 to better align with the comparator group. (2) The weighting of the 2023 long-term incentive grant value for the President and CEO was different (74% PSUs and 26% stock options) to reflect stock option distribution requirements which limit the number of stock options, as per the MLTIP that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year, which limitation is the subject of the MLTIP Amendment described herein. (3) Applies to management employees hired prior to 2006. Effective on March 31, 2024, CN’s defined benefit plans will be frozen for all management employees. Accumulation of pensionable service and increases in pensionable earning will not be included in the calculation of defined benefit pension after that date. (4) Prior to April 1, 2024: applies to management employees hired after 2005 or who have elected to convert from a defined benefit plan. Starting April 1, 2024: applies to all management employees. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 62 2024-03-14 12:46

CN | Management Information Circular 2024 63 Base Salary The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlooks, leadership abilities, individual performance, retention considerations, and succession plans. The base salaries of the President and CEO and the NEOs are paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S. dollar-denominated salaries of incumbents in equivalent positions within the comparator group. 2023 Annual Incentive Bonus Plan (AIBP) In addition to the NEOs, approximately 4,565 active management employees were eligible to participate in the 2023 annual performance-based bonus plan. Under the Company’s AIBP for 2023, minimum, target and maximum payouts, expressed as a percentage (%) of base salary, were as follows for the President and CEO and Executive Vice-Presidents: POSITION MINIMUM TARGET (1) MAXIMUM (1) President and CEO 0% 150% (2) 300% Executive Vice-Presidents 0% 80% 160% (1) As a percentage of base salary as at December 31, 2023. (2) The AIBP target for the President and CEO was increased from 140% in 2022 to 150% in 2023 to better align with the comparator group. The AIBP aligns with the Company’s long-term strategic vision and ESG best practices. It supports employee engagement on strategic and safety initiatives. The bonus payout received under the AIBP for 2023 for executives depended on the achievement of corporate financial (70%), corporate strategic (20%), and corporate safety (10%) objectives. This design reflects the Company’s view that any short-term incentive should be tied to the overall financial and operational performance of the Company as well as to relevant corporate strategic metrics for the business. The following illustrates the 2023 AIBP for the executives: 2023 AIBP for the Executives Corporate Financial Performance Corporate Safety Performance Corporate Strategic Performance 70% 20% 10% Corporate Financial Performance 35% Revenues 35% Operating Income 30% Free Cash Flow Corporate Strategic Performance 33.3% Fuel Effi ciency 33.3% Employee Engagement 33.3% Customer Centricity Corporate Safety Performance 50% Accident Ratio 50% Injury Ratio Under the terms of the AIBP, the performance factors for executives, which are applied to the annual target bonus payout, can range from 0% to 200% depending on the results compared to the pre-established objectives, as illustrated in the table below. AIBP COMPONENT BELOW THRESHOLD THRESHOLD TARGET MAXIMUM Corporate Financial/ Strategic/Safety Component Achievement (1) 0% 50% 100% 200% (1) Interpolation between points. The 2023 AIBP was comprised of the following components: 1. Corporate Financial Performance: Seventy percent (70%) of the bonus was linked to Company performance against a balanced set of three measures that directly contribute to the Company’s long-term financial growth and profitability. The Committee ensures that performance targets and conditions are directly aligned with the achievement of the Company’s corporate objectives as set out in the Company’s business plan, which is reviewed and approved by the Board. These corporate objectives are taken into account in establishing the Company’s targets under the AIBP. In addition, when setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company’s year-over-year financial performance and the Company’s current year targets in relation to the prior year’s results. In 2023, the Board assessed the Company’s corporate financial performance for 2023 against targets for revenues, adjusted operating income, and free cash flow. These measures were selected because they are quantifiable measures that play an important role in driving the organization’s profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital-intensive business such as CN. The 2023 targets were approved by the Board at the beginning of 2023 based on the Company’s business and financial outlook at that time. 2023 Corporate Financial Objectives Setting and Adjustments At the beginning of 2023, the performance targets were set assuming an exchange rate of US$1.00 = C$1.3013. During the year, the actual average exchange rate was at US$1.00 = C$1.3497. At the end of 2023, AIBP targets under the corporate financial component were adjusted, as per plan, to take into consideration the difference between actual and forecasted foreign exchange for all three targets and, in the case of revenues, the target was also adjusted to take into consideration the difference between actual and forecasted diesel prices with respect to the Company’s fuel surcharges. These adjustments are recurring on an annual basis and are made to ensure the comparability of the Company’s financial performance from operations. Adjustments to the targets could impact, either favourably or unfavourably, the performance factors. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 63 2024-03-14 12:46

CN | Management Information Circular 2024 64 The following table shows the 2023 performance targets set at the beginning of 2023, in addition to the 2023 adjusted performance targets, reflecting actual 2023 foreign exchange rates and diesel prices. 2023 Corporate Financial Performance Objectives and Results CORPORATE OBJECTIVES AS OF JANUARY 1, 2023 (1) CORPORATE OBJECTIVES AS ADJUSTED (2) (3) IN MILLIONS WEIGHT RESULTS 2022 (C$) THRESHOLD (C$) Δ VS 2022 TARGET (C$) Δ VS 2022 MAXIMUM (C$) Δ VS 2022 THRESHOLD (C$) TARGET (C$) MAXIMUM (C$) RESULTS 2023 (2) (C$) PERFORMANCE FACTOR Revenues 35% 17,107 16,524 -3.4% 17,550 +2.6% 18,576 +8.6% 16,515 17,540 18,565 16,828 65.3% Adjusted Operating Income (5) 35% 6,862 6,613 -3.6% 7,025 +2.4% 7,437 +8.4% 6,764 7,185 7,606 6,597 0.0% Free Cash Flow (5) 30% 4,259 3,630 -14.8% 3,875 -9.0% (4) 4,117 -3.3% 3,760 4,014 4,265 3,887 75.0% Overall Weighted Performance Factor 45.3% (1) Corporate objectives assume an average exchange rate of US$1.00 = C$1.3013. (2) Corporate objectives and results reflect an actual average exchange rate of US$1.00 = C$1.3497. (3) Revenue target also reflects actual 2023 diesel prices. (4) Free Cash Flow target in 2023 is below the 2022 results. The 2023 target for Free Cash Flow would be higher than 2022 results if the impact of the step-up cash taxes and/or increased capital envelope had been excluded. (5) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. For adjusted operating income, see the section entitled “Adjusted performance measures” and for free cash flow, see the section entitled “Liquidity and capital resources – Free cash flow” in the MD&A, which sections are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section. For 2023, while the Company did not meet the required threshold on adjusted operating income, the objectives were partially achieved for revenues and free cash flow, resulting in an overall payout of 45.3% of target for the financial corporate component. 2. Corporate Strategic Performance: The corporate strategic objectives account for 20% of the bonus of the NEOs and align with the Company’s long-term strategic vision as well as its ESG priorities. In 2023, the corporate strategic objectives included three quantitative strategic measures: environmental performance measured through fuel efficiency, employee engagement and customer centricity, each weighting 6.67% of the overall bonus target. A review of the 2023 results of the three corporate strategic measures was conducted by Internal Audit. • Environmental leadership is measured through improvement of locomotive fuel efficiency (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), which is directly correlated to greenhouse gas emissions intensity and a key contributor towards the achievement of CN’s 2030 science-based climate target. • Employee engagement is measured through the annual engagement survey which is outsourced to a third-party company who manages the survey for governance and data integrity purposes. In 2023, the employee engagement measure was comprised of two equally weighted targets: (i) management workforce and subsidiaries and (ii) unionized workforce. • Customer centricity is measured through the Net Promoter Score, which is based on the average of two surveys sent to CN’s customers during the year. 2023 Corporate Strategic Performance Objectives and Results STRATEGIC OBJECTIVES AS OF JANUARY 1, 2023 WEIGHT THRESHOLD TARGET MAXIMUM RESULTS 2023 (2) PERFORMANCE FACTOR Fuel Efficiency (Improvement) 33.33% 0.863 0.854 0.845 0.874 0.0% Employee Engagement (Improvement) (1) Management & Subsidiaries 16.67% (1.0%) 3.6% 8.3% Between 3.6% and 8.3% 166.7% Union 16.67% (6.1%) 0.0% 6.1% Between 0.0% and 6.1% 166.7% Customer Centricity 33.33% – – – – 173.3% Overall Weighted Performance Factor 113.3% (1) Objectives for Employee Engagement metrics presented as year-over-year improvement compared to 2023 actual results. (2) Strategic measures are unaudited and based on estimated data available as at December 31, 2023 and are subject to change as more complete information becomes available. A review of the 2023 results of the three corporate strategic measures was conducted by Internal Audit. The Company is not providing the quantified targets and results of the Employee Engagement measure (other than percentage improvement targets) and the Customer Centricity measure, as the targets and results for these measures contain confidential and commercially sensitive information. The Customer Centricity measure is highly sensitive in nature as it relates to the Company’s relationship with its customers. As such, detailed disclosure of this metric would seriously prejudice the Company in the competitive market in which it operates, as it contains information that could be valuable to its competitors. Similarly, the Employee Engagement measure is derived from confidential information and the disclosure of the quantified target and result thereof would be detrimental to the Company’s business and employee relations. The targets related to these two performance measures are intended to be challenging, neither impossible nor easy to achieve, in line with CN’s disciplined approach to compensation. The percentage of total bonus target attributable to the Employee Engagement measure and the Customer Centricity measure for 2023 is 13.34%, while the percentage of total compensation related to the Employee Engagement measure and the Customer Centricity measure of the corporate strategic component of the AIBP for 2023 is 3.1% for Ms. Robinson, 3.9% for Mr. Houle, 4.5% for Mr. MacDonald, 4.0% for Mr. Malenfant, 4.8% for Mr. Taylor and 5.7% for Mr. Whitehead. For 2023, the Fuel Efficiency results did not achieve the required threshold, and both the employee engagement and customer centricity measures exceeded target. After considering the results against established corporate strategic targets, the Board confirmed a payout of 113.3% of target for the corporate strategic component of the AIBP for NEOs. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 64 2024-03-14 12:46

CN | Management Information Circular 2024 65 3. Corporate Safety Performance: The corporate safety objectives account for 10% of the bonus of the NEOs. In 2023, the Board assessed the Company’s corporate safety performance against two safety performance measures with equal weighting: accident rate and injury frequency rate. 2023 Corporate Safety Performance Objectives and Results SAFETY OBJECTIVES AS OF JANUARY 1, 2023 WEIGHT THRESHOLD TARGET MAXIMUM RESULTS 2023 (2) PERFORMANCE FACTOR Accident Rate (1) (per million train miles) 50% 1.80 1.75 1.70 1.74 120.0% Injury Frequency Rate (1) (per 200,000 person hours) 50% 1.05 1.00 0.95 0.96 180.0% Overall Weighted Performance Factor 150.0% (1) Based on Federal Railroad Administration (FRA) reporting criteria. (2) Results for the year ended December 31, 2023. Safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. A review of the 2023 results of the two safety measures was conducted by Internal Audit. CN has an uncompromising commitment to the health and safety of its employees, the customers it serves, and the communities and environments in which the Company operates. CN’s culture and commitment to safety is underpinned by our programs, practices, and efforts to continuously improve training, leadership, and technology. CN remains committed to improving its accident and injury frequency rates (aligned to Federal Railroad Administration (“FRA”) reporting criteria). CN will continue to train its people, build its infrastructure, and renew its technology toward its goal of being the safest railroad in North America. New technologies such as autonomous track inspection cars and automated train inspection portals are increasing inspection frequency and quality and are playing an essential role in improving safety. CN is enhancing its strong safety culture with its successful Looking Out for Each Other peer-to-peer engagement program, which urges team members to work together, be vigilant about safety and to speak up if they observe an unsafe situation, safety leadership training and proactive exposure reduction engagements, as well as ensuring strict adherence to Life Critical Rules, which address the day-to-day activities that have the potential to cause serious harm or loss of life. CN’s safety performance aspirations are anchored on the fundamental belief that all injuries and accidents are preventable. In 2023, CN achieved the lowest injury frequency rate in the Company’s history, exceeding the target and resulting in a payout of 180.0% for this metric. The Company’s performance on the accident rate also improved compared to prior year and exceeded target, resulting in a payout of 120.0% for this metric. After considering both the injury and accident results against the established safety targets, the Board confirmed a payout of 150.0% of target for the corporate safety component of the AIBP. While we improved our year-over-year injury frequency rate and accident rate results in 2023, we were deeply saddened by the loss of two of our colleagues, one in a motor vehicle accident and one while on duty in the yard. Safety remains a core value and our highest priority and these tragic events strengthen our determination to ensure the safety of our people. Summary The following formula illustrates how an eligible executive management employee’s annual base salary (as at December 31, 2023), target payout (expressed as a percentage of base salary), corporate financial, corporate strategic, and corporate safety performance factors interact in the determination of the actual annual bonus payout: Annual Bonus Payout Formula (1) Corporate Financial Performance Corporate Strategic Performance Corporate Safety Performance ANNUAL BASE SALARY × × × TARGET PAYOUT 70% CORPORATE FINANCIAL PERFORMANCE FACTOR ANNUAL BASE SALARY ANNUAL BASE SALARY × × × TARGET PAYOUT 10% × CORPORATE SAFETY PERFORMANCE FACTOR × × TARGET PAYOUT 20% CORPORATE STRATEGIC PERFORMANCE FACTOR (1) Annual bonus is prorated to account for time in grade and active service during the year. The average bonus payout for the NEOs, (consisting of the corporate financial performance factor, the corporate strategic performance factor, and the corporate safety performance factor) was 69.4% of target bonus in 2023. The actual payouts are shown below and are reported in the “Summary Compensation Table in Canadian Dollars” on page 75, under the column “Non-equity incentive plan compensation—Annual incentive plans”. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 65 2024-03-14 12:46

CN | Management Information Circular 2024 66 2023 Annual Bonus Payout NAMED EXECUTIVE OFFICER ANNUAL BASE SALARY (US$) (1) BONUS TARGET CORPORATE FINANCIAL CORPORATE STRATEGIC CORPORATE SAFETY BONUS PAYOUT US$ BONUS PAYOUT C$ WEIGHT  (3) PAYOUT WEIGHT PAYOUT WEIGHT PAYOUT Tracy Robinson 950,000 150.0% 70% 45.3% 20% 113.3% 10% 150.0% 988,522 1,309,100 Ghislain Houle 669,000 80.0% 70% 45.3% 20% 113.3% 10% 150.0% 371,269 491,671 Doug MacDonald 620,000 80.0% 70% 45.3% 20% 113.3% 10% 150.0% 344,075 455,659 Dominique Malenfant 617,000 80.0% 70% 45.3% 20% 113.3% 10% 150.0% 342,410 453,454 Derek Taylor 560,000 66.9% (2) 70% 45.3% 20% 113.3% 10% 150.0% 259,903 344,190 Patrick Whitehead 560,000 66.9% (2) 70% 45.3% 20% 113.3% 10% 150.0% 259,903 344,190 (1) Annual base salary as at December 31, 2023. For Messrs. Taylor and Whitehead, the salary as at December 31, 2023 represents their base salary effective on their promotion date of November 15, 2023. (2) Bonus target for Messrs. Taylor and Whitehead in 2023 were equivalent to 65% of base salary from January 1, 2023 to November 14, 2023 and 80% of base salary from November 15, 2023 to December 31, 2023. (3) Bonus payouts in US$ were converted to Canadian dollars based on the December 31, 2023, exchange rate of US$1 = C$1.3243. 2023 Long-Term Incentives The Board considers several factors to assess the Company’s LTI strategy, including the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of different LTI vehicles. Since 2005, the Board has elected to grant a combination of stock options and PSUs to NEOs. LTI values disclosed in the “Summary Compensation Table in Canadian Dollars” on page 75 are calculated using the WTW expected life binomial methodology. The same valuation methodology is used for benchmark and grant purposes, ensuring consistency. This valuation methodology provides precise and comparable compensation information. The Company uses a rolling three-year valuation factor to limit year-over-year fluctuations of the valuation factor for both stock options and PSUs. PSUs and stock options are weighted 55% and 45% of the long-term incentive award value, respectively, except for the President and CEO position, the long-term award for the President and CEO has a smaller relative weight in stock option value, due to the 20% limitation on the number of stock options that can be awarded to any one individual in a particular year, pursuant to the terms of the MLTIP (refer to page 81 for a description of the MLTIP). This limitation is the subject of the MLTIP Amendment. 45% Stock Options 55% PSUs 50% S&P/TSX 60 50% Selected Class I Railroads 60% ROIC + Minimum Share Price Conditions 40% Relative TSR Performance The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board, which occur each year in January. To determine each NEO’s LTI award, the Committee takes into consideration, among other factors, individual performance, retention risk and succession plans, as well as the Company’s compensation policy and the value of LTIs granted by the applicable comparator group (refer to section “Benchmarking Using Comparator Group” on page 61). The Committee does not consider previous executive grants when setting the individual awards, as the LTI plans are inherently performance-based. The Board may also, at its discretion, approve additional grants of PSUs and stock options to NEOs during the year. The exercise price of the stock options granted is equal to the closing price of the Company’s common shares on the TSX or the NYSE on the grant date. A minimum active service condition exists for stock options and PSUs to support the retention of key talent approaching retirement. An employee must remain in active service until December 31 of the year of the grant for stock options and until March 31 of the year following the year of grant for PSUs. Should an executive, including NEOs, retire prior to the end of the minimum service condition in the award agreement, PSUs and stock options awarded pursuant to that agreement would be forfeited. Performance Share Units: 2023 Award The objective of the PSUs is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. PSUs vest after three years and the grant date fair value of the PSUs awarded to each NEO in 2023 is included in the “Summary Compensation Table in Canadian Dollars” on page 75, under the Share-Based Awards column. The vesting of PSUs is subject to the achievement of performance measures defined at the beginning of the cycle and the vesting multiplier can range from 0% to 200%. At the end of the performance cycle, the number of PSUs will be adjusted based on the achievement of the performance conditions detailed below. PSUs will be settled in CN common shares purchased on the open market. PSUs awarded in 2023 are subject to the following two performance measures: 1. ROIC PSUs Sixty percent (60%) of the PSU award value is subject to the achievement of a target related to the Company’s average three-year PSU-ROIC over the plan period and the payment will be conditional upon meeting a minimum average closing share price during the last three months of 2025. The PSU-ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company’s average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. PSU-ROIC performance objectives are based on CN’s business plan. 2. Relative TSR PSUs Forty percent (40%) of the PSU award value is subject to CN’s Relative TSR measured against two equally-weighted comparator groups: (i) selected Class I railroads, and (ii) S&P/TSX 60 companies. Relative TSR performance measures CN’s share price appreciation, inclusive of dividends, over the three-year plan period against the companies within each comparator group. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 66 2024-03-14 12:46

Relative TSR PSUs awarded in 2023 to NEOs and other designated employees are subject to the attainment of the performance measures.

The grant date fair value of the PSUs awarded to each NEO in 2023 is included in the "Summary Compensation Table in Canadian Dollars" on page 75, under the "Share-Based Awards" column.

Performance Share Units: 2021 Award Payout

The Committee reviewed the vesting of the 2021 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs.

ROIC PSUs: The Company achieved a three-year average PSU-ROIC to December 31, 2023, of 15.4%. In accordance with the plan rules and considering the achievement of the minimum average closing share price condition, a performance vesting factor of 190.0% was applied for the ROIC PSUs awarded in 2021.

Relative TSR PSUs: The Company delivered a TSR of 22.4% over the period from January 1, 2021 to December 31, 2023, resulting in an overall performance vesting factor of 119.2%, reflecting the weighted average performance vesting factor of both measures (150.0% for Class I railroads and 88.5% for S&P/TSX 60).

PSUs were settled on February 26, 2024 in CN common shares purchased on the open market to encourage share ownership among participants, subject to compliance with the other conditions of the award agreements.

Performance Objectives and Results–Performance Share Units–2021 Award

ROIC PSUs–60% of the grant value:

	OBJECTIVE	PERFORMANCE VESTING FACTOR(1)	RESULTS
PERFORMANCE OBJECTIVE: Average PSU-ROIC for the three-year period ended on December 31, 2023	15.6% and above	200%	15.4% translating into a payout factor of 190.0%
	13.8%	100%	
	12.0%	50%	
	Below 12.0%	0%	
PAYOUT CONDITION: Minimum average closing share price(2) for the last three months of 2023	C$140.07 on the TSX or US$109.66 on the NYSE		C$154.14 US$113.28

(1) Interpolation applies between objectives.

(2) Minimum share price condition for the 2021 award established as the average closing share price for 20-day period ending on December 31, 2020.

Relative TSR PSUs–40% of the grant value:

TSR relative to S&P/TSX 60 (20% of the grant value)

CNR	PAYOUT(1)	RESULTS
75th Percentile and above	200%	22.4%(2) TSR resulting in the 44.2th percentile and translating into a payout factor of 88.5%
50th Percentile	100%	
25th Percentile	50%	
Less than the 25th Percentile	0%	

(1) Interpolation applies between objectives.

(2) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2021 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2023 (including dividend reinvestment). The same calculation is used for each company part of the comparator groups.

TSR relative to selected Class I Railways (20% of the grant value)

CNR	PAYOUT	RESULTS
1st	200%	22.4%(1) TSR resulting in the 2nd place ranking and translating into a payout factor of 150.0%
2nd	150%	
3rd	100%	
4th	50%	
5th	0%	

(1) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2021 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2023 (including dividend reinvestment). The same calculation is used for each company in the comparator groups.

The value vested during the year for each NEO is included in the table "Incentive Plan Awards—Value Vested or Earned During the Year", and under the "Share-Based Awards—Value Vested During the Year" column on page 81.

Stock Options

Stock options were granted in 2023 to NEOs and other designated employees pursuant to the MLTIP (refer to page 81 for details of the MLTIP). The stock options granted in 2023 vest over five years at a rate of 20% at each anniversary date and have a 10-year term. Grants were made in the currency of the recipient's salary.

Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value. Gains are realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of stock options exercised.

The grant date fair value of the stock options awarded to NEOs in 2023 is included in the "Summary Compensation Table in Canadian Dollars" on page 75, under the "Option-Based Awards" column.

CN
Compensation Discussion and Analysis

Executive Perquisites

NEOs and other executives are eligible to receive perquisites and personal benefits in accordance with the Company's policy and in line with general market practice. These typically include the use of a Company-leased vehicle, parking, financial counselling and tax services, club membership, certain healthcare benefits and life insurance, home security for the President and CEO, and an annual executive physical exam. The type and value of the perquisites are generally determined by the grade of the employee's position.

Employee Share Investment Plan

The Employee Share Investment Plan ("ESIP"), available to all Company employees, provides the opportunity to participate in CN's ownership through the purchase of CN common shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Company contributions to the ESIP are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Over 80% of CN's employees are shareholders of the Company through participation in the ESIP, and in 2023, all NEOs participated in the ESIP.

The value of the Company match received by NEOs in 2023 under the ESIP is indicated in the "Details of All Other Compensation Amounts" table on page 78.

67
CN | Management Information Circular 2024

CN | Management Information Circular 2024 68 Other Key Compensation Programs of the Company Stock Ownership The Committee strongly supports stock ownership by executives to strengthen the alignment of their interests with those of long-term shareholders. Stock ownership guidelines require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period to align the interests of executives with those of shareholders. As at December 31, 2023, 28 executives were subject to share ownership guidelines. Once executives have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the Company’s Voluntary Incentive Deferral Plan (“VIDP”). Stock options (vested or unvested) and unvested PSU grants are not considered towards the minimum level of stock ownership. The Company believes its senior leaders have a very significant impact on CN’s financial and operational results as well as its long-term growth. 2023 GUIDELINES President and CEO 8 times base salary Executive Vice-Presidents 5 times base salary As at December 31, 2023, Messrs. Houle and MacDonald achieved their share ownership requirements, while Ms. Robinson and Messrs. Malenfant, Taylor and Whitehead have not yet achieved their share ownership requirements, and have a five-year period from their date of hire or appointment to achieve their respective share ownership requirement level. The President and CEO is also required to maintain the stock ownership guideline level until one year after cessation of employment. Ms. Robinson participates in the ESIP since joining the Company and contributes a fixed percentage of her base salary to purchase common shares of the Company. Ms. Robinson has also elected to defer her entire bonuses under the AIBP for the years 2022 and 2023 into the VIDP plan to accelerate the achievement of her stock ownership requirement. PSUs are equity-settled which further encourages share ownership. Stock Ownership Status as at December 31, 2023 NAMED EXECUTIVE OFFICER NUMBER OF SHARES HELD (1) VALUE OF HOLDINGS (2) (C$) VALUE REQUIRED TO MEET GUIDELINES (3) (C$) HOLDINGS AS A MULTIPLE OF BASE SALARY (3) Tracy Robinson (4) 17,320 2,884,646 10,257,720 2.2✕ Ghislain Houle 182,442 30,385,715 4,514,747 33.7✕ Doug MacDonald 29,469 4,908,062 4,184,070 5.9✕ Dominique Malenfant (4) 20,606 3,431,929 4,163,825 4.1✕ Derek Taylor (5) 14,220 2,368,341 3,779,160 3.1✕ Patrick Whitehead (4) (5) 241 40,139 3,779,160 0.1✕ (1) Common shares and/or vested deferred share units as at December 31, 2023. (2) Value is based on the closing share price of the common shares on December 31, 2023, on the TSX (C$166.55). (3) US$ salaries as at December 31, 2023, were converted to Canadian dollars using the average rate during the year (US$1.00 = C$1.3497). (4) Ms. Robinson, Mr. Malenfant and Mr. Whitehead joined the Company in February 2022, September 2020 and April 2021, respectively. (5) Mr. Taylor and Mr. Whitehead were appointed to their current role in November 2023. NAMED EXECUTIVE OFFICER ESIP (1) VESTED PSU (2) VESTED DSU CN SHARES HELD OUTSIDE OF CN PLANS NUMBER OF SHARES HELD Tracy Robinson 1,139 – 12,881 3,300 17,320 Ghislain Houle 1,292 10,361 43,835 126,954 182,442 Doug MacDonald 1,677 10,144 11,308 6,340 29,469 Dominique Malenfant 1,400 7,086 12,049 71 20,606 Derek Taylor 809 2,185 7,156 4,070 14,220 Patrick Whitehead 241 – – – 241 (1) CN shares acquired under the Employee Share Investment Plan through the purchase of CN common shares on the open market via payroll deductions. In 2023, all NEOs participated in the ESIP. (2) Vested PSUs do not include the 2021 PSU award granted under the Share Units Plan for the purpose of stock ownership requirements at December 31, 2023 since they were not yet settled on that date. The stock ownership requirements for Executive Vice-Presidents was reduced effective January 1, 2024, from five times base salary to four times base salary, to align with market practice, including the revised comparator group. The stock ownership requirement for the President and CEO is maintained at eight times base salary. Effective in 2024, a mandatory 50% hold of vested shares (vested PSUs, vested ESIP, shares acquired from stock option exercises) is introduced until compliance of the stock ownership requirement is achieved. Anti-Hedging Policy Under the Company’s Insider Trading and Reporting Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly-traded options on CN securities. This relates to all forms of derivatives, including “puts” and “calls”. Change of Control Provisions The MLTIP and the Share Units Plan include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance stock options or PSUs held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A “Change of Control” means any of the following events: a) In the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares; b) Approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or c) Approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company. The provisions state that acceleration of vesting would not occur if a proper substitute to the original stock options or PSUs is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute stock options or PSUs that are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute stock options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and PSUs shall be remitted within 30 days. Discretion is left to the Board to consider special circumstances. The definition of a resignation for good reason is included in the “Termination and Change of Control Benefits” table on page 86. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 68 2024-03-14 12:46

CN | Management Information Circular 2024 69 Non-Compete/Non-Solicitation Provisions Non-compete and non-solicitation provisions are included in the PSU and stock option award agreements for all executives. In 2010, the Board approved the inclusion of non-compete and non-solicitation provisions in certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and were further updated in 2023. Non-compete and non-solicitation provisions will be applied if a recipient fails to comply with certain commitments for a period of one year and two years, respectively, following termination of employment. Those commitments prohibit, as detailed in such provisions: a) The use of confidential CN information for any purpose other than performing duties with CN; b) Engaging in any business that competes with CN; c) Soliciting or accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN; d) Taking advantage or profiting from any business opportunity of which they became aware in the course of employment with CN; and e) Taking any action that will cause relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others to be impaired or might otherwise be detrimental to the business interests or reputation of CN. Executive Compensation Clawbacks CN’s clawback policy applies to all of CN’s executive management. Under this policy, the Board may, at its sole discretion, to the full extent permitted by governing laws and to the extent it determines it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and LTI compensation received by an executive. The Board may seek reimbursement of full or partial compensation from an executive or former executive in situations where the: a) Amount of incentive compensation received by the executive or former executive was calculated based on, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements; b) Executive engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and c) Incentive compensation payment received would have been lower had the financial results been properly reported. In addition, with respect to bonus or LTI awarded after March 7, 2017, in the event that any member of executive management is found to have engaged in gross negligence, intentional misconduct, fraud, theft or embezzlement, whether or not there is a financial restatement, the Board may at its discretion, to the full extent permitted by governing laws and to the extent it determines it is in CN’s best interest to do so, require the reimbursement of some or all of the after-tax amount of any incentive compensation already paid in the previous 24 months or forfeit their vested or unvested incentive awards in accordance with plan terms. In 2023, the Committee and the Board also approved the Financial Statement Compensation Recoupment Policy effective as of October 2, 2023 which requires the recovery of incentive-based compensation that, as a result of a financial restatement, is discovered to have been erroneously awarded to current or former executive officers as well as the Vice-President and Corporate Comptroller, in response to new listing standards rules adopted by the NYSE. Under such policy, the Board may not exercise discretion in the event of a financial restatement that triggers the requirement to claw back compensation. 2024 Executive Compensation Framework In 2023, the Committee undertook a comprehensive review of the Company’s compensation plans and approved changes to its executive compensation policy, short- and long-term incentive plans and Stock Ownership Guidelines effective January 1, 2024. The changes discussed below primarily aim to ensure competitiveness for talent attraction, motivation and retention, while aligning with shareholder’s interests, evolving market practices and reinforcing the link between CN’s long-term strategic vision and compensation. Additional details on the updated framework will be provided in the normal course in the 2025 Management Information Circular. Executive Compensation Policy: • The comparator group for NEOs comprised of selected Class I Railroads companies, is broadened to include 16 companies to reflect a mix of Canadian and U.S. companies (including the Class I Railroads) to capture data from a broader industry perspective, while maintaining discipline on the relative size and scale of the companies included in the updated group. The guiding principles used to determine the companies within the revised comparator group include company type and geography, financial scope based on revenue and total enterprise value, as well as industry. In addition, the Committee will also consider Class I Railroads for rail-specific positions such as Chief Field Operating Officer and Chief Network Operating Officer for purposes of verifying the alignment with compensation trends specifically for this group. Canadian Pacific Kansas City Limited TC Energy Corporation Union Pacific Corporation Sempra Enbridge Inc. TELUS Corporation Emerson Electric Co. The Williams Companies, Inc. Fortis Inc. CSX Corporation Illinois Tool Works Inc. Waste Management, Inc. Rogers Communications Inc. Norfolk Southern Corporation Republic Services, Inc. Xcel Energy Inc. • Pay positioning is updated to target on average the 50th percentile for LTIs and total direct compensation. Annual Incentive Bonus Plan: • The corporate financial performance of the AIBP remains at 70% of total AIBP and is now measured using two metrics: Revenue and Operating Income, weighting each 30% and 40%, respectively, of the overall bonus. This aims to increase focus on growth and sustained profitable growth, in alignment with the Company's strategy. The Free Cash Flow metric has been removed. • The environmental measure of the corporate strategic component, previously measured through Fuel Efficiency, is now measured by Locomotive Greenhouse Gas (GHG) Emission Intensity, a key contributor towards the achievement of CN’s 2030 science-based climate target, further supporting CN’s efforts to reduce the Company’s impact on the environment. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 69 2024-03-14 12:46

CN | Management Information Circular 2024 70 Long-Term Incentives: • The LTI mix is adjusted to increase the weight of performance-based awards (PSUs) and to decrease the weight of stock options to place more weight on performance-based awards. The weighting of the PSUs is increased from 55% to 70% and the weighting of stock options is reduced from 45% to 30%. • The weighting of the ROIC PSUs is increased from 33% to 40% as it is a key measure of long-term value generation to shareholders and the weighting on relative TSR PSUs is increased from 22% to 30% to strengthen alignment between executive pay and relative shareholder return. • The minimum share price condition on ROIC PSUs is removed. In the context of the 2024 compensation plan changes, the Committee considered the binomial value and the face value of the long-term incentive awards for benchmarking purposes in determining the appropriate fair value of the awards granted to NEOs in 2024. • Quarterly dividend equivalents are introduced during the three-year vesting period for the PSUs and are reinvested into additional PSUs to strengthen the shareholder-like mindset. • The current two TSR comparator groups (Class I Railroads and S&P/ TSX 60 companies) are replaced with one comparator group, the S&P North America LargeMidCap Transportation Index providing a more industry-relevant comparison. This group is comprised of 15 Canadian and U.S. companies, including the Class I Railroads. • The vesting period of the stock options is reduced from five to four years and vest at a rate of 25% at each anniversary date to better align with prevailing market practice. Stock Ownership Guidelines: The Company highly values an ownership culture to strengthen the alignment between the interests of its senior leaders with those of CN’s shareholders. While all executives continue to be subject to stock ownership requirements, the stock ownership guidelines were reduced for each employee group to better align with prevailing market practice, except for the CEO. • The stock ownership requirement for Executive Vice-Presidents is reduced from five times base salary to four times salary; the stock ownership requirement for the President and CEO is maintained at eight times base salary. • The period to comply with the requirements remains at five years and a 50% hold of vested units until compliance of the stock ownership requirement is achieved is introduced. Other Plan Changes: • The retirement definition under the Share Units Plan and MLTIP was amended for awards made starting in 2024 to the earlier of (i) 55 years of age and 10 years of continuous service, (ii) 60 years of age and 5 years of continuous service, or (iii) 65 years of age. The same definition also applies to the AIBP starting with the 2024 bonus year. • Replaced the Club Membership by a Flexible Allowance to place emphasis on health and wellness Risk Mitigation in Our Compensation Program One of the Company’s fundamental goals is to create sustained shareholder value. To support this objective, the Committee focuses on developing and recommending an executive compensation policy and program that aligns with the Company’s business strategy, emphasizes "pay-for-performance", and encourages appropriate behaviours. Hence, many characteristics of the Company’s executive compensation program serve to mitigate risk and emphasize the importance of longer-term value creation. Therefore, the Committee ensures the following: Structured Process • An annual review of the performance measures under the Company’s AIBP and Share Units Plan takes place to ensure their continued relevance. • A formal assessment of performance is completed each year, and then uses discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other extenuating circumstances. • Stress-testing exercises are performed annually for proposed LTI grants and results are presented to the Committee for its consideration prior to the Committee and the Board approving such grants. Balanced Program • The compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in aggregate, approximately 76.2% of NEOs’ target total direct compensation is directly linked to the Company’s performance). • The corporate financial component of the AIBP includes performance measures that are appropriately balanced, thus diversifying the risk associated with the use of any single performance measure (refer to section “Annual Incentive Bonus Plan” on page 63 for more information). • The corporate strategic and corporate safety components of the AIBP include three strategic measures and two standard safety measures, respectively, which further increases diversification of the plan, thus mitigating potential risk associated with the plan. • The LTI awards, which constitute a significant portion of NEO compensation, motivate executives to create longer-term value. • There are multi-year, overlapping performance periods for the PSUs and stock options, which encourages consistent, long-term behaviour and mitigates risk. • The performance measures used within the Share Units Plan reflect an appropriate balance between financial and share price conditions. • The increased preponderance of Relative TSR performance supports alignment between executive pay and shareholders’ return. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 70 2024-03-14 12:46

CN | Management Information Circular 2024 71 Fixed Limits on Variable Compensation • The AIBP and the Share Units Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum. • The President and CEO, EVP & CITO and EVP & CNOO participate in a Defined Contribution Plan, which limits CN’s exposure to pension plan insolvency risk. Protection Mechanisms • The Company’s executive compensation clawback policies allow the Board, in certain situations, to request the full or partial reimbursement of annual and LTI awards received by executives (refer to section “Executive Compensation Clawback” on page 69 for more information). • The LTI plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change of Control. • Under the Company’s Insider Trading and Reporting Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN securities. • To further align their interests with those of shareholders, executives are required to meet specific stock ownership guidelines. In addition, the President and CEO must maintain their stock ownership level for one year after cessation of employment (refer to section “Stock Ownership” on page 68 for more information). • For executive management, the payout of LTI awards and the payment of supplemental retirement benefits under the Company’s non-registered pension plans are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including, but not limited to, non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants (refer to section “Non-Compete/Non-Solicitation Provisions” on page 69 for more information). (1) The weighting of the 2023 long-term incentive grant value for the President and CEO was different (74% PSUs and 26% stock options) to reflect stock option distribution requirements which limit the number of stock options, as per the MLTIP that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. Independent Advice • Management retains the services of an external executive compensation consultant to assist in compensation-related matters for its executives. The Committee retains the services of an independent executive compensation consultant, Hugessen Consulting, to provide advice on compensation recommendations that are presented for Committee approval. In 2023, WTW was mandated by management to review the Company’s compensation policy, programs and practices and assessed any potential risk implications and concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee played an active role in reviewing the risk assessment report and in discussing the finding provided by WTW. The Committee supports the conclusion from the WTW risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation programs. Throughout the year, the Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation programs and practices. For example, in camera sessions, restricted to independent members of the Committee, are held at the start or end of each regularly scheduled Committee meeting to allow for discussion regarding any compensation or risk-related issue. The Committee also believes in the benefits of a certain level of overlapping membership between the AFR Committee and the Human Resources and Compensation Committee, particularly with regard to risk monitoring. As such, Jo-ann dePass Olsovsky, Chair of the Human Resources and Compensation Committee, is also a member of the AFR Committee. This overlap effectively provides a link between committees’ risk oversight responsibilities. Compensation of the NEOs Tracy Robinson President and Chief Executive Officer Tracy Robinson was appointed as CN’s President and Chief Executive Officer, effective February 28, 2022. Ms. Robinson was previously Executive Vice-President of TC Energy, President of Canadian Natural Gas Pipelines and President Coastal GasLink. Ms. Robinson also has extensive railway experience, as she spent 27 years at Canadian Pacific, where she held executive roles spanning Operations, Finance and Commercial. Ms. Robinson is a well-respected and seasoned executive who brings more than 35 years of operational management, strategy development, and project execution experience. As President and CEO of CN, Ms. Robinson is responsible for providing leadership and vision for CN, driving growth and profitability, as well as advancing strategic and operational goals to build long-term shareholder value. Ms. Robinson holds a Master of Business Administration from the University of Pennsylvania’s Wharton School of Business and a Bachelor of Commerce from the University of Saskatchewan. Compensation The annual compensation of the President and CEO considers factors such as competitive positioning against market, economic outlook and leadership abilities, and is recommended by the Committee and approved by the independent members of the Board. The President and CEO serves at the discretion of the Board. In 2023, Ms. Robinson’s base salary was increased to US$950,000 (C$1,282,215). Under the AIBP, Ms. Robinson’s target bonus for 2023 was 150% of her base salary, an increase from the target bonus of 140% for 2022 to better align with the comparator group. PSUs and stock options are granted to the President and CEO pursuant to the Share Units Plan and the MLTIP. Grants to the President and CEO are made on the same basis and conditions as those of the other NEOs of the Company, subject to the limitation under the MLTIP (1). In 2023, Ms. Robinson received 74,624 PSUs and 105,700 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2023 Target Total Direct Compensation Summary 2023 TOTAL DIRECT COMPENSATION (AT TARGET) US$ AS A% OF TOTAL DIRECT COMPENSATION Salary 950,000 9.3% AT-RISK COMPENSATION Annual Incentive Bonus (target) 1,425,000 14.0% Performance Share Units 5,820,600 57.1% Stock Options 2,004,072 19.6% Total Direct Compensation (target) 10,199,672 2023 Target Pay Mix 9.3% Base Salary 90.7% Pay-at-Risk 76.7% LTI (Fair Value) 14.0% Target Bonus Compensation Discussion and Analysis CN-43 Circulaire EN.indb 71 2024-03-14 12:46

CN | Management Information Circular 2024 72 Ghislain Houle Executive Vice-President and Chief Financial Officer Mr. Houle was appointed Executive Vice-President and Chief Financial Officer on July 1, 2016. His responsibilities at CN include financial management, financial planning, procurement and supply management, sustainability and facilities management. Mr. Houle joined the Company in 1997 as Chief Internal Audit and occupied various executive roles, including Vice-President and Corporate Comptroller and Vice-President Financial Planning before being appointed to his current position. Prior to joining CN, Mr. Houle held positions in tax and audit at a major accounting firm. Mr. Houle is a CPA and holds a Bachelor of Commerce degree from Laval University and an MBA from McGill University. In 2023, Mr. Houle’s base salary was increased to US$669,000 (C$902,949). As in 2022, Mr. Houle’s target bonus for 2023 was 80% of base salary under the AIBP. In addition, Mr. Houle received 13,399 PSUs and 45,088 stock options in 2023, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2023 Target Total Direct Compensation Summary 2023 TOTAL DIRECT COMPENSATION (AT TARGET) US$ AS A% OF TOTAL DIRECT COMPENSATION Salary 669,000 21.6% AT-RISK COMPENSATION Annual Incentive Bonus (target) 535,200 17.2% Performance Share Units 1,045,110 33.7% Stock Options 854,868 27.5% Total direct compensation (target) 3,104,178 2023 Target Pay Mix 21.6% Base Salary 78.4% Pay-at-Risk 61.2% LTI (Fair Value) 17.2% Target Bonus Doug MacDonald Executive Vice-President and Chief Marketing Officer Mr. MacDonald was appointed Executive Vice-President and Chief Marketing Officer on November 1, 2022. He is responsible for providing the strategic direction and leadership for CN’s Sales, Marketing, Supply Chain Solutions, and the Intermodal and Automotive terminal operations groups, including overseeing the strategic commercial activities of the Company as well as ensuring that customer commitments are met. Mr. MacDonald joined CN in 1989 in Information and Technology before moving to the Sales and Marketing organization, where he held various business unit Vice-President positions before being appointed as Senior Vice-President, Rail Centric Supply Chain Growth in 2018. Mr. MacDonald also held the positions of Vice-President Transportation Eastern Region and Interim Senior Vice-President Information and Technology. Most recently, he was Senior Vice-President Special Projects, Office of the President and CEO, working on key strategic projects for the Company. Mr. MacDonald holds a Bachelor of Science degree in Mathematics and Computer Science from Concordia University in Montreal. In 2023, Mr. MacDonald’s base salary was US$620,000 (C$836,814). Under the AIBP, his 2023 target bonus was 80% of base salary. In addition, Mr. MacDonald received 10,225 PSUs and 34,409 stock options in 2023, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2023 Target Total Direct Compensation Summary 2023 TOTAL DIRECT COMPENSATION (AT TARGET) US$ AS A % OF TOTAL DIRECT COMPENSATION Salary 620,000 24.2% AT-RISK COMPENSATION Annual Incentive Bonus (target) 496,000 19.3% Performance Share Units 797,544 31.1% Stock Options 652,395 25.4% Total direct compensation (target) 2,565,939 2023 Target Pay Mix 24.2% Base Salary 75.8% Pay-at-Risk 56.5% LTI (Fair Value) 19.3% Target Bonus Compensation Discussion and Analysis CN-43 Circulaire EN.indb 72 2024-03-14 12:46

CN | Management Information Circular 2024 73 Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer Mr. Malenfant joined CN in September 2020 as Executive Vice-President and Chief Information and Technology Officer. He is responsible for delivering on the information and operational technology strategy of CN, with a focus on automation, innovation and digitalization of the network and operations as well as customer experience. Prior to joining CN, Mr. Malenfant was focused on the next generation of Precision Scheduled Railroading, Positive Train Control technologies and spearheading a major digital industrial evolution in rail. Mr. Malenfant spent nearly 33 years in global leadership roles in the transportation and rail industries with Wabtec Corporation, GE Transportation and Bombardier Transport. Mr. Malenfant holds a bachelor’s degree in Electrical Engineering from Laval University, Quebec. In 2023, Mr. Malenfant’s annual base salary was increased to US$617,000 (C$832,765). As in 2022, Mr. Malenfant’s target bonus for 2023 was 80% of base salary under the AIBP. In addition, Mr. Malenfant received 10,225 PSUs and 34,409 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2023 Target Total Direct Compensation Summary 2023 TOTAL DIRECT COMPENSATION (AT TARGET) US$ AS A % OF TOTAL DIRECT COMPENSATION Salary 617,000 24.1% AT-RISK COMPENSATION Annual Incentive Bonus (target) 493,600 19.3% Performance Share Units 797,544 31.1% Stock Options 652,395 25.5% Total direct compensation (target) 2,560,539 2023 Target Pay Mix 24.1% Base Salary 75.9% Pay-at-Risk 56.6% LTI (Fair Value) 19.3% Target Bonus Derek Taylor Executive Vice-President and Chief Field Operating Officer Mr. Taylor was appointed Executive Vice-President and Chief Field Operating Officer on November 15, 2023. In his new role, Mr. Taylor is responsible for running the operational plan for the Western, Eastern and Southern regions and for Multimodal Operations. Mr. Taylor joined CN in 2000 in the Transportation function and has moved to positions of increasing responsibilities, both in Canada and the U.S. Mr. Taylor was appointed Vice-President Southern Region in August 2018 and assumed responsibility of the Eastern Region, including Eastern Canada in November 2019. In September 2021, Mr. Taylor was appointed Vice-President, Operational Excellence and was responsible for driving continuous improvement across CN’s key operating metrics. Most recently, Mr. Taylor was Senior Vice-President, Transportation, a position he occupied since November 28, 2022. His experience in Transportation equips him with a broad knowledge of the organization and our network making him qualified to facilitate excellence in the execution of our day-to-day operations. Mr. Taylor holds a Bachelor of Arts degree from DePauw University in Indiana. As Executive Vice-President and Chief Field Operating Officer, Mr. Taylor’s base salary was set at US$560,000 (C$755,832) to reflect his competitive positioning and experience. Under the AIBP, his 2023 target bonus was 65% of his base salary from January 1, 2023 to November 14, 2023 and 80% of his base salary from November 15, 2023 to December 31, 2023. In addition, Mr. Taylor received 4,406 PSUs and 14,822 stock options in 2023, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. Mr. Taylor also received 2,608 Restricted Share Units (RSUs) in 2023, prior to being appointed Executive Vice-President and Chief Field Operating Officer, in accordance with the terms of the Share Units Plan. RSUs are timed-based and not subject to performance measures. 2023 Target Total Direct Compensation Summary 2023 TOTAL DIRECT COMPENSATION (AT TARGET) (1) US$ AS A % OF TOTAL DIRECT COMPENSATION Salary 560,000 29.0% AT-RISK COMPENSATION Annual Incentive Bonus (target) 448,000 23.2% Performance Share Units & Restricted Share Units 641,254 33.3% Stock Options 278,985 14.5% Total direct compensation (target) 1,928,239 (1) Amounts are on an annualized basis for salary and target bonus and reflect Mr. Taylor’s compensation since being appointed Executive Vice-President and Chief Field Operating Officer. 2023 Target Pay Mix 29.0% Base Salary 71.0% Pay-at-Risk 47.8% LTI (Fair Value) 23.2% Target Bonus Compensation Discussion and Analysis CN-43 Circulaire EN.indb 73 2024-03-14 12:46

CN
Compensation Discussion and Analysis

Patrick Whitehead

Executive Vice-President and Chief Network Operating Officer

Mr. Whitehead was appointed Executive Vice-President and Chief Network Operating Officer on November 15, 2023. In his new role, Mr. Whitehead is responsible for Network Operations across North America as well as overseeing the Mechanical, Engineering and Safety functions.

Mr. Whitehead joined CN in March 2021 as General Manager and was promoted to Vice-President, Eastern Region in September 2021. Most recently, Mr. Whitehead was Senior Vice-President, Network Transportation, a position he occupied since June 2022. With over 30 years of experience in the rail industry, Mr. Whitehead brings to the Company leadership that allows him to drive safety and training and to ensure discipline around scheduled operations and longer-term network and capital planning. Mr. Whitehead has completed the University of Pennsylvania's Wharton School of Business Advanced Management Program and holds a Master of Science degree in Transportation Management from the University of Denver.

As Executive Vice-President and Chief Network Operating Officer, Mr. Whitehead's base salary was set at US$560,000 (C$755,832) to reflect his competitive positioning and experience. Under the AIBP, his 2023 target bonus was 65% of his base salary from January 1, 2023 to November 14, 2023 and 80% of his base salary from November 15, 2023 to December 31, 2023. In addition, Mr. Whitehead received 4,388 PSUs and 14,758 stock options in 2023, in accordance with the terms of the Share Units Plan and the MLTIP, respectively.

2023 Target Total Direct Compensation Summary

	2023 TOTAL DIRECT COMPENSATION (AT TARGET)[1]	
	US$	AS A % OF TOTAL DIRECT COMPENSATION
Salary	560,000	34.4%
AT-RISK COMPENSATION		
Annual Incentive Bonus (target)	448,000	27.5%
Performance Share Units	341,268	21.0%
Stock Options	278,996	17.1%
Total direct compensation (target)	**1,628,264**	

(1) Amounts are on an annualized basis for salary and target bonus and reflect Mr. Whitehead's compensation since being appointed Executive Vice-President and Chief Network Operating Officer.

2023 Target Pay Mix


38.1%
LTI (Fair Value)
27.5%
Target Bonus
34.4%
Base Salary
65.6%
Pay-at-Risk

President and Chief Executive Officer Compensation Look-Back Table and Five-Year TSR Comparison

CN's compensation plans are designed to align compensation with the creation of shareholder value. As a result, a significant portion of compensation is at risk and long-term incentives are structured to deliver compensation value to the President and CEO if value is created for shareholders. In a low share performance environment, limited value would be delivered to the President and CEO.

The following table compares the total direct compensation awarded to CN's President and CEOs over the past five years, as reflected in the Summary Compensation Table, to the current value (both realized and realizable) as at December 31, 2023.

		TOTAL DIRECT COMPENSATION AWARDED[1] (C$000s)	CURRENT VALUE AS AT DEC. 31, 2023[2] (C$000s)
Jean-Jacques Ruest	2019	9,266	19,603
Jean-Jacques Ruest	2020	10,303	23,000
Jean-Jacques Ruest	2021	12,515	26,529
Jean-Jacques Ruest[3]	2022	841	841
Tracy Robinson[4]	2022	13,070	14,767
Tracy Robinson	2023	13,512	16,524

(1) Includes salary and variable compensation awarded during the year, as reported in the Summary Compensation Table each year.

(2) For any given year, the current value includes salary and annual incentive awarded and the value of long-term incentives (realized and realizable). Long-term incentives for any given year include the value of any exercised stock options, the value of unexercised "in-the-money" stock options as at December 31, 2023, the value attributed to vested PSUs and the value of unvested PSUs as at December 31, 2023, assuming a 100% performance factor and the value DSUs which represent the 25% Company-match awarded under the VIDP as at December 31, 2023.

(3) The compensation awarded for Mr. Ruest (salary and annual incentive) was prorated to reflect his departure date. Mr. Ruest did not receive a long-term incentive award in 2022 given his retirement in 2022.

(4) The compensation awarded for Ms. Robinson was prorated to reflect her hire date of February 28, 2022 as President and CEO, and includes the make-whole award provided upon hire.

Compensation outcomes are set against the performance graph below, which indicates the yearly cumulative total shareholder return on a $100 investment in CN's common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2018 to the period ended December 31, 2023. It assumes reinvestment of all dividends during the covered period.

The graph shows that CN shares have outperformed the S&P/TSX Composite Index. The total compensation for our NEOs over that period was generally aligned with the experience of our shareholders, as a substantial portion of NEOs total compensation is at risk and linked to CN's share price performance. The Committee believes that the Company's executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by the NEOs and the investment return of shareholders. The total compensation paid over the last five years, as per the "Summary Compensation Table", is presented in the table in the "Cost of Management Ratio" section below.

Five-Year TSR Comparison


300$
200$
100$
0$
35,000$
30,000$
25,000$
20,000$
15,000$
CNR
CNI
S&P/TSX
S&P 500
TDC (C$ thousands)
2018
2019
2020
2021
2022
2023

	DEC-18	DEC-19	DEC-20	DEC-21	DEC-22	DEC-23
CNR (C$)	100	118	143	162	171	181
CNI (US$)	100	124	152	170	166	179
S&P/TSX (C$)	100	123	130	158	144	156
S&P 500 (US$)	100	131	156	198	159	198
TDC (C$ thousands)	25,028	21,720	24,500	29,157	30,294	29,622

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CN | Management Information Circular 2024

CN | Management Information Circular 2024 75 Cost of Management Ratio The cost of management ratio expresses the total compensation reported for the NEOs as a percentage of the Company’s adjusted net income. 2019 2020 2021 2022 2023 Total Compensation Reported for the NEOs (C$ million) (1) 21.7 24.5 29.2 30.3 29.6 Adjusted Net Income (C$ million) (2) (3) 4,171 3,767 4,225 5,134 4,800 Net Income (C$ million) (3) 4,198 3,545 4,899 5,118 5,625 COST OF MANAGEMENT RATIO using Adjusted Net Income (2) 0.5% 0.7% 0.7% 0.6% 0.6% COST OF MANAGEMENT RATIO using Net Income 0.5% 0.7% 0.6% 0.6% 0.5% Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis for compensation decisions with U.S. dollar-denominated compensation from the selected Class I railroad comparator group. A table presenting the compensation paid in U.S. dollars for the NEOs is presented on page 77—“Total Compensation for the NEOs in U.S. Dollars”. (1) Total compensation as reported in the Summary Compensation Table each year (including only active NEOs as at December 31 of any year). (2) Adjusted Net Income is a non-GAAP measure and does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section entitled “Adjusted performance measures” in the MD&A and the section entitled “Non-GAAP Measures” in the “Selected financial information restated for change in accounting policy” filed on September 9, 2022, which sections are incorporated by reference herein. These filings may be found online on SEDAR at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section. (3) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information in the December 31, 2022 financial statements filed on January 31, 2023. Summary Compensation Table in Canadian Dollars The following table sets forth the annual total compensation in Canadian dollars for the NEOs, in accordance with the Canadian securities disclosure rules issued by the CSA, for the years ended December 31, 2023, 2022 and 2021. Fluctuation in the exchange rate affects year-over-year comparability. Compensation in Canadian $ NAME AND PRINCIPAL POSITION YEAR SALARY (C$) SHARE-BASED AWARDS (C$) OPTION-BASED AWARDS (C$) NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS (C$) PENSION VALUE (C$) ALL OTHER COMPENSATION (C$) TOTAL COMPENSATION (C$) Tracy Robinson President and Chief Executive Officer 2023 1,282,215 8,249,247 (8) 2,671,039 1,309,100 470,231 26,870 14,008,702 2022 981,397 (9) 7,181,298 2,921,622 1,985,230 142,405 518,527 (10) 13,730,479 2021 – – – – – – – Ghislain Houle Executive Vice-President and Chief Financial Officer 2023 902,949 1,392,509 1,139,374 491,671 235,000 21,341 4,182,844 2022 845,845 1,297,378 1,061,301 968,265 599,000 22,397 4,794,186 2021 795,973 1,302,143 1,065,398 969,140 (662,000) (6) 26,361 3,497,015 Doug MacDonald Executive Vice-President and Chief Marketing Officer 2023 836,814 1,062,651 869,515 455,659 80,000 18,575 3,323,214 2022 622,178 (11) 492,260 402,653 779,711 (12) 2,387,000 (13) 16,284 4,700,086 2021 490,000 264,049 215,958 480,827 (443,000) (6) 15,468 1,023,302 Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer 2023 832,765 1,284,621 (14) 869,515 453,454 249,269 17,469 3,707,093 2022 779,479 1,206,767 (15) 803,136 892,294 231,870 16,039 3,929,585 2021 733,298 985,454 806,239 892,831 111,819 15,466 3,545,107 Derek Taylor Executive Vice-President and Chief Field Operating Officer 2023 655,883 (16) 860,573 (17) 373,724 344,190 (18) 147,618 14,753 2,396,741 2022 488,530 (19) 573,688 (17) 158,628 534,937 (20) 287,578 11,948 2,055,309 2021 448,753 190,102 155,491 420,644 (1,896,097) (6) 11,671 (669,436) Patrick Whitehead Executive Vice-President and Chief Network Operating Officer 2023 633,950 (21) 457,396 374,000 344,190 (22) 82,483 111,575 (23) 2,003,594 2022 460,779 (24) 207,223 169,424 432,322 (25) 59,470 51,399 (23) 1,380,617 2021 275,628 (26) 82,489 67,329 240,931 (27) 24,678 – 691,055 (1) Valuation Disclosure for Share-Based Awards — The fair value of share-based awards at the grant date, as shown in the Summary Compensation Table, reflects the number of PSUs awarded multiplied by the value calculated using the WTW expected life binomial methodology. This methodology was selected as it is an appropriate and recognized methodology in light of the attributes of the Company’s share-based award instruments. There is alignment throughout the review process since the same methodology is used for benchmarking, grant and disclosure purposes.  (1)  (2)  (3)  (4) (5) (6)  (7) Compensation Discussion and Analysis CN-43 Circulaire EN.indb 75 2024-03-14 12:46

A summary of the valuation factors calculated using the WTW expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions and valuation factors are presented in the table below.

		WTW EXPECTED LIFE BINOMIAL METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
		VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	WTW VS. ACCOUNTING
2023 SHARE-BASED AWARDS						
	ROIC	60%	January 26–C$94.75	56.6%	January 26–C$89.40	January 26–C$5.35
			May 5–C$97.84	56.5%	May 5–C$92.16	May 5–C$5.68
			November 15–C$93.73	53.2%	November 15–C$83.12	November 15–C$10.61
	TSR	77%	January 26–C$121.59	110.3%	January 26–C$174.11	January 26–(C$52.52)
			May 5–C$125.56	110.4%	May 5–C$179.95	May 5–(C$54.39)
			November 15–C$120.28	103.4%	November 15–C$161.57	November 15–(C$41.29)
2022 SHARE-BASED AWARDS						
	ROIC	60%	January 27–C$90.95	51.5%	January 27–C$78.09	January 27–C$12.86
			February 28–C$94.34	52.2%	February 28–C$82.08	February 28–C$12.26
			April 28–C$93.04	54.8%	April 28–C$85.05	April 28–C$7.99
			June 15–C$85.33	46.4%	June 15–C$66.02	June 15–C$19.31
			November 1–C$96.46	57.2%	November 1–C$91.96	November 1–C$4.50
			November 28–C$102.08	66.5%	November 28–C$113.16	November 28–(C$11.08)
	TSR	77%	January 27–C$116.72	114.5%	January 27–C$173.59	January 27–(C$56.87)
			February 28–C$121.07	119.9%	February 28–C$188.57	February 28–(C$67.50)
			April 28–C$119.40	113.1%	April 28–C$175.30	April 28–(C$55.90)
			June 15–C$109.05	113.1%	June 15–C$175.30	June 15–(C$66.25)
			November 1–C$123.79	134.3%	November 1–C$215.91	November 1–(C$92.12)
			November 28–C$131.00	135.4%	November 28–C$230.29	November 28–(C$99.29)
2021 SHARE-BASED AWARDS						
	ROIC	60%	January 28–C$79.87	48.5%	January 28–C$64.50	January 28–C$15.37
			March 15–C$87.21	58.7%	March 15–C$85.38	March 15–C$1.83
			September 21–C$88.57	59.7%	September 21–C$88.07	September 21–C$0.50
	TSR	77%	January 28–C$102.49	111.2%	January 28–C$148.02	January 28–(C$45.53)
			March 15–C$111.92	111.2%	March 15–C$148.02	March 15–(C$36.10)
			September 21–C$113.66	111.2%	September 21–C$148.02	September 21–(C$34.36)

(2) Valuation Disclosure for Option-Based Awards—The fair value of option-based awards at the grant date, as shown in the "Summary Compensation Table in Canadian Dollars" above, reflects the number of stock options awarded multiplied by the value calculated using the WTW expected life binomial methodology. There is alignment throughout the compensation review process since the same methodology is used for benchmarking, grant and disclosure purposes.

A summary of the valuation factors calculated using the WTW expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions for both methodologies are presented in the table below.

	WTW EXPECTED LIFE BINOMIAL METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	WTW VS. ACCOUNTING
2023 OPTION-BASED AWARD	16%	January 26–C$25.27	20.7%	January 26–C$32.73	January 26–(C$7.46)
	16%	May 5–C$26.09	21.2%	May 5–C$34.55	May 5–(C$8.46)
	16%	November 15–C$24.99	22.9%	November 15–C$35.86	November 15–(C$10.85)
2022 OPTION-BASED AWARD	16%	January 27–C$24.25	17.4%	January 27–C$26.44	January 27–(C$2.19)
	16%	February 28–C$25.16	17.7%	February 28–C$27.84	February 28–(C$2.68)
	13.6%	February 28–C$21.38	16.1%	February 28–C$25.30	February 28–(C$3.92)
	16%	April 28–C$24.81	20.2%	April 28–C$31.28	April 28–(C$6.47)
	16%	June 15–C$22.75	21.5%	June 15–C$30.54	June 15–(C$7.79)
	16%	November 1–C$25.72	22.4%	November 1–C$36.04	November 1–(C$10.32)
	16%	November 28–C$27.22	22.1%	November 28–C$37.66	November 28–(C$10.44)
2021 OPTION-BASED AWARD	17%	January 28–C$22.63	15.3%	January 28–C$20.35	January 28–C$2.28
	17%	March 15–C$24.71	17.2%	March 15–C$25.00	March 15–(C$0.29)
	17%	September 21–C$25.09	16.9%	September 21–C$24.92	September 21–C$0.17

(3) Represents the incentive award earned under the AIBP for the applicable year. Refer to page 63 for the details of the AIBP.

(4) For all except for Mr. Taylor, represents the compensatory value of pension benefits as reported in the "Defined Benefit Plans" and "Defined Contribution Plans" tables in the "Pension Plan Benefits" section on page 85.

(5) For Mr. Taylor, it represents the sum of compensatory value of pension benefits.

(6) The 2021 compensatory charges for Messrs. Houle, MacDonald and Taylor reflect the impact of the transition from Defined Benefit retirement plans to Defined Contribution retirement plans effective April 1, 2024 (see page 83 for more details).

(7) Includes the value of perquisites, personal benefits, and other compensation (as applicable), such as post-retirement benefits or the employer contribution under the ESIP. Perquisites and other personal benefits that, in aggregate, amount to less than C$50,000 or 10% of the total salary for any of the NEOs are not reported in this column. Details are provided in the table on page 78.

(8) Ms. Robinson's share-based award includes 3,141 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over four years, upon deferral of her 2022 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$157.22, the share price on the day of the award.

(9) Ms. Robinson was hired on February 28, 2022 and, as such, her salary for 2022 reflects only 10 months.

(10) A special cash award of C$500,000 was provided to Ms. Robinson upon her hiring at CN on February 28, 2022 to mitigate compensation losses incurred as a result of her departure from TC Energy and was determined based on a review of her then outstanding short- and long-term compensation, both in terms of form and timing. This amount is indicated in the 2022 "All Other compensation" amount and was subject to a 24-month clawback provision in case of resignation or termination for cause. The other two items of her special make-whole award (PSUs and stock options) are included in the table above under column "Share-Based Awards" and "Option-Based Awards" respectively.

(11) Mr. MacDonald was appointed Interim Chief Marketing Officer effective April 1, 2022 and Executive Vice-President and Chief Marketing Officer effective November 1, 2022. Mr. MacDonald's 2022 salary represents three months as Senior Vice-President Special Projects, office of the President and CEO, seven months as Interim Chief Marketing Officer and two months as Executive Vice-President and Chief Marketing Officer.

(12) Mr. MacDonald's target bonus under the AIBP was 65% of his base salary from January 1, 2022 to October 31, 2022 and 80% of his base salary from November 1, 2022 to December 31, 2022.

(13) Represents a one-time value increase as a result of Mr. MacDonald's appointment as EVP and CMO in November 2022.

(14) Mr. Malenfant's share-based award includes 1,412 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over four years, upon deferral of his 2022 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$157.22, the share price on the day of the award.

(15) Mr. Malenfant's share-based award includes 1,413 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over four years, upon deferral of his 2021 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$159.13, the share price on the day of the award.

(16) Mr. Taylor was appointed Executive Vice-President and Chief Field Operating Officer effective November 15, 2023. Mr. Taylor's 2023 salary represents ten and a half months as Senior Vice-President, Transportation and one and a half months as Executive Vice-President and Chief Field Operating Officer.

(17) Mr. Taylor's share-based awards include 2,608 RSUs awarded in June 2022 and 2,630 RSUs awarded in June 2023. The RSUs were awarded, prior to his appointment as Executive Vice-President and Chief Network Operating Officer.

(18) Mr. Taylor's target bonus under the AIBP was 65% of his base from January 1, 2023 to November 14, 2023 and 80% of his base salary from November 15, 2023 to December 31, 2023.

(19) Mr. Taylor was appointed Senior Vice-President, Transportation effective November 28, 2022. Mr. Taylor's 2022 salary represents eleven months as Vice-President and one month as Senior Vice-President, Transportation.

(20) Mr. Taylor's target bonus under the AIBP was 60% of his base salary from January 1, 2022 to November 27, 2022 and 65% of his base salary from November 28, 2022 to December 31, 2022.

(21) Mr. Whitehead was appointed Executive Vice-President and Chief Network Operating Officer effective November 15, 2023. Mr. Whitehead's 2023 salary represents ten and a half months as Senior Vice-President, Network Operations and one and a half months as Executive Vice-President and Chief Network Operating Officer.

CN Compensation Discussion and Analysis

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CN | Management Information Circular 2024

(22) Mr. Whitehead's target bonus under the AIBP was 65% of his base salary from January 1, 2023 to November 14, 2024 and 80% of his base salary from November 15, 2023 to December 31, 2023.

(23) Mr. Whitehead was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to Canada in 2022. The amount shown for 2023 represents the amount known at the record date of the Meeting and is subject to change upon finalization of his 2023 tax return These amounts are included in the 2023 "All Other Compensation".

(24) Mr. Whitehead was appointed Senior Vice-President, Network Operations effective June 15, 2022. Mr. Whitehead's 2022 salary represents five and a half months as Vice-President, Eastern Region and six and a half months as Senior Vice-President, Network Operations.

(25) Mr. Whitehead's target bonus under the AIBP was 60% of his base salary from January 1, 2022 to June 14, 2022 and 65% of his base salary from June 15, 2022 to December 31, 2022.

(26) Mr. Whitehead was hired on March 15, 2021 and, as such, his salary for 2021 reflects only nine and a half months and represents six and a half months as General Manager and three months as Vice-President, Eastern Region.

(27) Mr. Whitehead's target bonus under the AIBP was 40% of his base salary from March 15, 2021 to September 20, 2021 and 60% of his base salary from September 21, 2021 to December 31, 2021.

Total Compensation for the NEOs in U.S. Dollars

The following table sets forth the annual total compensation in U.S. dollars for the NEOs, for the years ended December 31, 2023, 2022 and 2021. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis with U.S. dollar-denominated compensation from the selected Class I Railroad comparator group.

NAME AND PRINCIPAL POSITION	YEAR	SALARY (US$)	SHARE-BASED AWARDS (US$)	OPTION-BASED AWARDS (US$)	NON-EQUITY INCENTIVE PLAN COMPENSATION– ANNUAL INCENTIVE PLANS (US$)	PENSION VALUE (US$)	ALL OTHER COMPENSATION (US$)	TOTAL COMPENSATION (US$)
Tracy Robinson President and Chief Executive Officer	2023	950,000	6,187,331	2,004,072	988,522	346,932	19,908	10,496,765
	2022	754,167	5,662,736	2,303,859	1,464,682	112,689	398,468	10,696,601
	2021	–	–	–	–	–	–	–
Ghislain Houle Executive Vice-President and Chief Financial Officer	2023	669,000	1,045,110	854,868	371,269	173,381	15,812	3,129,440
	2022	650,000	1,017,545	832,410	714,376	474,005	17,211	3,705,547
	2021	635,000	1,017,563	832,357	766,907	(520,236)	21,030	2,752,621
Doug MacDonald Executive Vice-President and Chief Marketing Officer	2023	620,000	797,544	652,395	344,075	59,023	13,762	2,486,799
	2022	478,120	379,611	310,578	575,263	1,888,898	12,514	3,644,984
	2021	390,905	206,342	168,720	380,491	(348,134)	12,340	810,664
Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer	2023	617,000	962,376	652,395	342,410	183,908	12,943	2,771,032
	2022	599,000	946,312	629,923	658,325	183,485	12,325	3,029,370
	2021	585,000	770,086	629,885	706,521	87,873	12,338	2,791,703
Derek Taylor Executive Vice-President and Chief Field Operating Officer	2023	485,947	641,254	278,985	259,903	108,911	10,931	1,785,931
	2022	375,417	451,455	123,753	394,671	227,568	9,182	1,582,046
	2021	358,000	148,556	121,479	332,867	(1,490,057)	9,311	(519,844)
Patrick Whitehead Executive Vice-President and Chief Network Operating Officer	2023	469,697	341,268	278,996	259,903	60,855	82,667	1,493,386
	2022	354,091	162,374	132,760	318,963	47,060	39,498	1,054,746
	2021	219,887	65,626	53,571	190,655	19,393	–	549,132

Extension to Notes (1) and (2) of the Summary Compensation Table on the Calculation of Grant Date Fair Value of Awards

The fair value of the LTI awards reflects their expected value on the date of the grant. Since 2014, the value is calculated based on WTW's expected life binomial methodology. There is alignment throughout the compensation review process since the same methodology is used for benchmarking, grant and disclosure purposes. Share-based awards represent the awards of PSUs under the Share Units Plan. Option-based awards represent the awards of stock options pursuant to the MLTIP. The grant date fair value for PSUs and stock options considers the following assumptions:

Share-Based Awards (PSUs)

	2021 (JANUARY)	2021 (MARCH 15)	2021 (SEPTEMBER 21)	2022 (JANUARY)	2022 (FEBRUARY 28)	2022 (APRIL 28)	2022 (JUNE 15)	2022 (NOVEMBER 1)	2022 (NOVEMBER 28)	2023 (JANUARY)	2023 (MAY 5)	2023 (NOVEMBER 15)
Closing share price on grant date (C$)	133.11	145.35	147.61	151.59	157.24	155.06	142.21	160.76	170.13	157.91	163.07	156.21
Risk-free interest rate over term of the award[1]	1.75% based on yield curve	1.75% Based on yield curve	1.75% Based on yield curve	0.25% based on yield curve	0.25% based on yield curve	0.25% based on yield curve	0.25% based on yield curve	0.25% based on yield curve	0.25% based on yield curve	0.25% to 0.75% based on yield curve	0.25% to 0.75% based on yield curve	0.25% to 0.75% based on yield curve
Expected stock price volatility over term of the award[2]	21%	21%	21%	22%	22%	22%	22%	22%	22%	24%	24%	24%
Expected annual dividends per share (C$)	2.30	2.30	2.30	2.46	2.46	2.46	2.46	2.46	2.46	2.93	2.93	2.93
Expected term[3]	3 years	3 years	3 years	3 years	3 years	3 years	3 years	3 years	3 years	3 years	3 years	3 years
Resulting fair value per unit (C$)	ROIC-79.87 TSR-102.49	ROIC – 87.21 TSR – 111.92	ROIC – 88.57 TSR – 113.66	ROIC-90.95 TSR-116.72	ROIC-94.34 TSR-121.07	ROIC-93.04 TSR-119.40	ROIC – 85.33 TSR – 109.50	ROIC-96.46 TSR-123.79	ROIC-102.08 TSR-131.00	ROIC-94.75 TSR-121.59	ROIC-97.84 TSR-125.56	ROIC-93.73 TSR-120.28

Option-Based Awards

	2021 (JANUARY)	2021 (MARCH 15)	2021 (SEPTEMBER 21)	2022 (JANUARY)	2022 (FEBRUARY 28)	2022 (FEBRUARY 28)	2022 (APRIL 28)	2022 (JUNE 15)	2022 (NOVEMBER 1)	2022 (NOVEMBER 28)	2023 (JANUARY)	2023 (MAY 5)	2023 (NOVEMBER 15)
Closing share price on grant date (C$)	133.11	145.35	147.61	151.59	157.24	157.24	155.06	142.21	160.76	155.06	157.91	163.07	156.21
Risk-free interest rate over term of the award[1]	1.75% to 2.00% based on yield curve	1.75% to 2.00% based on yield curve	1.75% to 2.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.25% to 1.50% based on yield curve	0.25% to 1.50% based on yield curve	0.25% to 1.50% based on yield curve
Expected stock price volatility over term of the award[2]	20%	20%	20%	21%	21%	22%	21%	21%	21%	21%	21%	21%	21%
Expected annual dividends per share (C$)	2.30	2.30	2.30	2.46	2.46	2.46	2.46	2.46	2.46	2.46	2.93	2.93	2.93
Expected term[3]	6.5 years	6.5 years	6.5 years	6.5 years	6.5 years	3.25 years	6.5 years	6.5 years	6.5 years	6.5 years	6.5 years	6.5 years	6.5 years
Resulting fair value per stock option (C$)	22.63	24.71	25.09	24.25	25.16	21.38	24.81	22.75	25.72	24.81	25.27	26.09	24.99

(1) Based on the zero coupon yield curve rate commensurate with the expected term of a given award. The WTW expected life binomial model uses a yield curve for the risk-free interest rate (with different interest rates applying depending on the lattice node) rather than one particular rate.

(2) Based on daily share prices, dividend data and average of volatilities for CN's NYSE and TSX-listed shares for a period commensurate with the expected term of a given award.

(3) Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses the SEC Safe Harbor calculation.

CN Compensation Discussion and Analysis

77

CN | Management Information Circular 2024

CN | Management Information Circular 2024 78 The share- and option-based awards are sensitive to variations in assumptions, in particular the risk-free interest rate and stock price volatility. Details of “All Other Compensation” Amounts for 2023, 2022 and 2021 (1) NAME YEAR PERQUISITES AND OTHER PERSONAL BENEFITS) (C$) OTHER COMPENSATION (C$) ALL OTHER COMPENSATION (TOTAL OF THE TWO PREVIOUS COLUMNS) (C$) Tracy Robinson 2023 Nil ESIP employer contribution: 26,870 (2) 26,870 2022 Nil ESIP employer contribution: 18,527 (2) 518,527 Special Cash Award: 500,000 (5) Ghislain Houle 2023 Nil ESIP employer contribution: 18,941 (2) 21,341 Post-retirement benefits: 2,400 (3) 2022 Nil ESIP employer contribution: 17,697 (2) 22,397 Post-retirement benefits: 4,700 (3) 2021 Nil ESIP employer contribution: 21,161 (2) 26,361 Post-retirement benefits: 5,200 (3) Doug MacDonald 2023 Nil ESIP employer contribution: 17,575 (2) 18,575 Post-retirement benefits: 1,000 (3) 2022 Nil ESIP employer contribution: 12,784 (2) 16,284 Post-retirement benefits: 3,500 (3) 2021 Nil ESIP employer contribution: 11,568 (2) 15,468 Post-retirement benefits: 3,900 (3) Dominique Malenfant 2023 Nil ESIP employer contribution: 17,469 (2) 17,469 2022 Nil ESIP employer contribution: 16,039 (2) 16,039 2021 Nil ESIP employer contribution: 15,466 (2) 15,466 Derek Taylor 2023 Nil ESIP employer contribution: 13,673 (2) 14,753 Post-retirement benefits: 1,080 (3) 2022 Nil ESIP employer contribution: 10,126 (2) 11,948 Post-retirement benefits: 1,822 (3) 2021 Nil ESIP employer contribution: 9,415 (2) 11,671 Post-retirement benefits: 2,256 (3) Patrick Whitehead 2023 Nil ESIP employer contribution: 9,746 (2) 111,575 Tax Equalization Amount: 101,829 (4) 2022 Nil Tax Equalization Amount: 51,399 (4) 51,399 2021 Nil Nil (1) This table outlines the perquisites and other compensation received by NEOs in 2023, 2022 and 2021. The amounts are calculated based on the incremental cost to the Company. Perquisites and other personal benefits include the use of a Company-leased vehicle, parking, flex allowance, executive physical exam, financial counselling and tax services, home security for the President and CEO and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the Company-leased vehicle (including gas and maintenance fees), parking, flex allowance, annual executive physical exam, financial counselling and tax services and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section “Executive Perquisites” on page 67 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as “Nil” in this column. (2) Represents the value of the Company-match under the ESIP. See section “Employee Share Investment Plan” on page 67 for more details. (3) Represents the service cost for post-retirement benefits, if applicable. (4) Mr. Whitehead was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to Canada in 2022. The amount shown for 2023 represents the amount known at the record date of the Meeting and is subject to change upon finalization of his 2023 tax return. (5) Represents a special cash award of C$500,000 paid to Ms. Robinson upon her hire on February 28, 2022 to mitigate compensation losses incurred as a result of her departure from TC Energy and was determined based on a review of her then outstanding short- and long-term compensation, both in terms of form and timing. The special cash award was subject to a 24-month clawback provision in case of resignation or termination for cause. Incentive Plan Awards Share-Based and Option-Based Awards in 2023 The following table shows information regarding grants of PSUs and RSUs made to NEOs under the Share Units Plan, grants of stock options made under the MLTIP and awards of Company-matched deferred share units under the VIDP in 2023, if any. NAME GRANT DATE AWARD TYPE SECURITIES, UNITS OR OTHER RIGHTS (#) END OF PLAN PERIOD OR EXPIRY DATE SHARE PRICE ON DATE OF GRANT (C$) AWARD’S GRANT DATE FAIR VALUE (1) (C$) Tracy Robinson January 26, 2023 PSUs (2) 74,624 December 31, 2025 157.91 7,755,393 Options (3) 105,700 January 26, 2033 157.91 2,671,039 February 17, 2023 DSUs (4) 3,141 Cessation of Employment 157.22 493,854 Ghislain Houle January 26, 2023 PSUs (2) 13,399 December 31, 2025 157.91 1,392,509 Options (3) 45,088 January 26, 2033 157.91 1,139,374 Doug MacDonald January 26, 2023 PSUs (2) 10,225 December 31, 2025 157.91 1,062,651 Options (3) 34,409 January 26, 2033 157.91 869,515 Compensation Discussion and Analysis CN-43 Circulaire EN.indb 78 2024-03-14 12:46

NAME	GRANT DATE	AWARD TYPE	SECURITIES, UNITS OR OTHER RIGHTS (#)	END OF PLAN PERIOD OR EXPIRY DATE	SHARE PRICE ON DATE OF GRANT (C$)	AWARD'S GRANT DATE FAIR VALUE[1] (C$)
Dominique Malenfant	January 26, 2023	PSUs[2]	10,225	December 31, 2025	157.91	1,062,651
		Options[3]	34,409	January 26, 2033	157.91	869,515
	February 17, 2023	DSUs[4]	1,412	Cessation of Employment	157.22	221,969
Derek Taylor	January 26, 2023	PSUs[2]	3,527	December 31, 2025	157.91	366,552
		Options[3]	11,866	January 26, 2033	157.91	299,854
	June 1, 2023	RSUs[5]	2,608	November 30, 2026	154.77	403,640
	November 15, 2023	PSUs[2]	879	December 31, 2025	156.21	90,380
		Options[3]	2,956	November 15, 2033	156.21	73,870
Patrick Whitehead	January 26, 2023	PSUs[2]	2,822	December 31, 2025	157.91	293,285
		Options[3]	9,493	January 26, 2033	157.91	239,888
	May 5, 2023	PSUs[2]	687	December 31, 2025	163.07	73,730
		Options[3]	2,309	May 5, 2033	163.07	60,242
	November 15, 2023	PSUs[2]	879	December 31, 2025	156.21	90,380
		Options[3]	2,956	November 15, 2033	156.21	73,870

(1) The grant date fair values reported for PSUs and stock options are calculated using the same assumptions as described in the extension to notes (1) and (2) of the "Summary Compensation Table in Canadian Dollars" on page 75.

(2) The PSUs granted in 2023 were made under the Share Units Plan. The payout of PSUs granted in 2023 to NEOs is subject to two distinct performance measures: 60% of the PSU award is subject to the achievement of PSU-ROIC objectives for the period ending on December 31, 2025, and to the attainment of a minimum average closing share price established at the beginning of the cycle. The remaining 40% is subject to the TSR performance of CN measured against two comparator groups i) selected Class I railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2025. Details are described under "Performance Share Units: 2023 Award" on page 66.

(3) The stock options granted in 2023 were made under the MLTIP and vest over a period of five years, with 20% of the stock options vesting at each anniversary date of the award. Unexercised stock options shall expire on the tenth anniversary of the date of the award. See section "Management Long-Term Incentive Plan" on page 81 for a description of the plan.

(4) The DSUs represent the 25% Company-match granted upon the deferral of AIBP payouts. The Company-matched DSUs vest over four years, at a rate of 25% per year. See section "Deferred Compensation Plans" on page 83 for a description of the plan.

(5) The RSUs granted in 2023 were made under the Share Units Plan. The payout of RSUs granted in 2023 is time-based and not subject to performance measures or the attainment of a minimum average closing share price.

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards made to NEOs and outstanding on December 31, 2023.

	OPTION-BASED AWARDS[1]					SHARE-BASED AWARDS		
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	GRANT CURRENCY	OPTION EXERCISE PRICE[2] (C$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS[3] (C$)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED[4] (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED[5] (C$)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED[6] (C$)
Tracy Robinson	105,700	US$	156.96	2033/01/26	1,291,083	147,164	24,486,337	2,145,418
	111,154	US$	164.20	2032/02/28				
	5,846	C$	157.24	2027/02/28				
Ghislain Houle	45,088	US$	156.96	2033/01/26	18,910,439	26,404	4,392,881	11,400,999
	43,765	US$	157.45	2032/01/27				
	47,079	US$	137.75	2031/01/28				
	54,690	US$	125.99	2030/01/30				
	62,298	US$	110.61	2029/01/31				
	60,908	US$	103.96	2028/01/25				
	56,618	US$	92.87	2027/01/26				
	18,047	US$	84.29	2026/07/27				
	10,546	C$	74.17	2026/01/28				
	7,892	C$	84.55	2025/01/29				
Doug MacDonald	34,409	US$	156.96	2033/01/26	1,345,360	15,012	2,498,250	2,715,640
	3,339	US$	156.19	2032/11/01				
	12,768	C$	155.06	2032/04/28				
	9,543	C$	133.11	2031/01/28				
	11,086	C$	125.47	2030/01/30				
	1,324	C$	116.60	2028/08/14				
Dominique Malenfant	34,409	US$	156.96	2033/01/26	2,647,116	22,539	3,750,226	5,109,751
	33,119	US$	157.45	2032/01/27				
	35,627	US$	137.75	2031/01/28				
	37,401	US$	139.42	2030/09/01				
Derek Taylor	2,956	US$	151.24	2033/11/15	663,032	11,569	1,924,755	1,790,447[8]
	11,866	US$	156.96	2033/01/26				
	558	US$	166.89	2032/11/28				
	5,915	US$	157.45	2032/01/27				
	5,496	US$	137.75	2031/01/28				
	4,434	US$	125.99	2030/01/30				
	2,106	US$	110.61	2029/01/31				

CN
Compensation Discussion and Analysis

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CN | Management Information Circular 2024

NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	GRANT CURRENCY	OPTION EXERCISE PRICE[2] (C$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS[3] (C$)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED[4] (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED[5] (C$)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED[6] (C$)
	OPTION-BASED AWARDS[1]					SHARE-BASED AWARDS		
Patrick Whitehead	2,956	US$	151.24	2033/11/15	249,465	6,477	1,077,590	236,721
	2,309	US$	161.33	2033/05/05				
	9,493	US$	156.96	2033/01/26				
	638	US$	146.10	2032/06/15				
	6,388	US$	157.45	2032/01/27				
	896	US$	152.71	2031/09/21				
	1,815	US$	154.53	2031/03/15				

(1) Includes all stock options granted under the MLTIP and outstanding on December 31, 2023.

(2) Where applicable, stock option exercise prices in U.S. dollars resulting from stock option grants to NEOs made in U.S. dollars were converted to Canadian dollars using the December 31, 2023, exchange rate of US$1.00 = C$1.3243. The conversion of these option exercise prices results in different Canadian dollar equivalent values for stock option grants made in U.S. dollars when compared to the values presented in the "Share-Based and Option-Based Awards in 2023" table on page 78, under the "Share Price on Date of Grant" column. The following table presents the option exercise prices that were converted to Canadian dollars based on the December 31, 2023 exchange rate:

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (US$)	OPTION EXERCISE PRICE (C$)	OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (US$)	OPTION EXERCISE PRICE (C$)
2033-11-15	114.20	151.24	2031-01-28	104.02	137.75
2033-05-05	121.82	161.33	2030-09-01	105.28	139.42
2033-01-26	118.52	156.96	2030-01-30	95.14	125.99
2032-11-28	126.02	166.89	2029-01-31	83.52	110.61
2032-11-01	117.94	156.19	2028-08-14	89.24	118.18
2032-06-15	110.32	146.10	2028-01-25	78.50	103.96
2032-04-28	121.16	160.45	2027-01-26	70.13	92.87
2032-02-28 & 2027-02-28	123.99	164.20	2026-07-27	63.65	84.29
2032-01-27	118.89	157.45	2026-01-28	52.78	69.90
2031-09-21	115.31	152.71	2025-01-29	67.00	88.73
2031-03-15	116.69	154.53			

(3) The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2023, on the TSX (C$166.55) and the exercise price. The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2023, on the NYSE (US$125.63) converted to Canadian dollars based on the December 31, 2023, exchange rate of US$1 = C$1.3243 (i.e. US$125.63 × 1.3243 = C$166.37) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(4) Includes all PSUs outstanding on December 31, 2023, that have not vested on such date under the Share Units Plan. Payouts for these units are conditional upon meeting performance measures and a minimum share price condition that may or may not be achieved. For Mr. Taylor, the value also includes all RSUs outstanding on December 31, 2023, that have not vested on such date under the Share Unit Plan. Payouts for these units are not conditional upon meeting performance measures. For Ms. Robinson and Mr. Malenfant, the value also includes the Company-matched DSUs outstanding on December 31, 2023 (3,141 and 1,412 units respectively) that have not vested on such date under the VIDP. Under the plan, company-match DSUs vest over four years, at a rate of 25% per year.

(5) The value of outstanding share units awarded under the Share Units Plan in Canadian dollars is based on the closing price of the common shares on the TSX on December 31, 2023 (C$166.55). The value of outstanding share units awarded under the Share Units Plan in U.S. dollars is based on the closing price of the common shares on the NYSE on December 31, 2023 (US$125.63), converted to Canadian dollars based on the December 31, 2023 exchange rate of US$1 = C$1.3243 (i.e. US$125.63 × 1.3243 = C$166.37). The PSU values assume that the target average Relative TSR and PSU-ROIC objectives (i.e. 100%) and the minimum share price condition are met. In accordance with the Share Units Plan, a performance vesting factor between 0% and 200% will apply to the awarded share units. For Mr. Taylor, the RSU value is not conditional upon meeting performance measures. For Ms. Robinson and Mr. Malenfant, the value of the Company-matched DSUs awarded under the VIDP is based on the closing price of the common shares on the TSX on December 31, 2023, and is equivalent to C$523,162 and C$411,643 respectively.

(6) Includes the value as at December 31, 2023 of the 2021 PSU awards granted under the Share Units Plan. The value is based on the closing price of the common shares on the TSX on December 31, 2023 (C$166.55) for grants made in Canadian dollars and based on the closing price of the common shares on the NYSE on December 31, 2023 (US$125.63) converted to Canadian dollars based on the December 31, 2023 exchange rate of US$1 = C$1.3243 (i.e. US$125.63 × 1.3243 = C$166.37) for grants made in U.S. dollars. The payout of the 2021 PSUs awards was subject to two distinct performance measures: 60% of the 2021 PSU award was subject to the achievement of PSU-ROIC objectives for the period ending on December 31, 2023, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$140.07 or US$109.66. The average PSU-ROIC for the period ended on December 31, 2023 was 15.4%, exceeding the target for the plan period, and the minimum share price condition was met. The PSU-ROIC performance vesting factor was therefore 190.0%. The remaining 40% was subject to the TSR performance of CN measured against two comparator groups i) selected Class I railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2023. The Relative TSR performance of CN resulted in a Relative TSR performance vesting factor of 119.2%. The 2021 PSU awards were equity-settled for all NEOs on February 26, 2024.

Also includes the value as at December 31, 2023 of the DSUs that are vested (including quarterly dividends accumulated) under the terms of the VIDP based on the closing share price of the Company's common shares on the TSX of C$166.55. Units held under this deferred compensation plan are only payable upon cessation of employment (please refer to page 83 for more details on the "Deferred Compensation Plans"). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2023:

Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed

NAME	2021 PSUs (C$)	ACCUMULATED DSUS (C$)	TOTAL (C$)
Tracy Robinson	–	2,145,418	2,145,418
Ghislain Houle	4,100,245	7,300,754	11,400,999
Doug MacDonald	832,244	1,883,396	2,715,640
Dominique Malenfant	3,103,048	2,006,703	5,109,751
Derek Taylor	598,587	1,191,860	1,790,447
Patrick Whitehead	236,721	–	236,721

CN
Compensation Discussion and Analysis

80
CN | Management Information Circular 2024

CN | Management Information Circular 2024 81 Incentive Plan Awards – Value Vested or Earned During the Year The following table shows the value from incentive plans vested or earned by NEOs under the Company’s incentive plans, including the annual incentive bonus, PSUs, DSUs and stock options earned during the financial year ended December 31, 2023. NAME OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR (1) (C$) SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR (2) (C$) NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR (3) (C$) Tracy Robinson – (4) – 1,309,100 Ghislain Houle 1,241,930 4,100,245 491,671 Doug MacDonald 283,225 832,244 455,659 Dominique Malenfant 215,564 3,158,586 453,454 Derek Taylor 169,769 598,587 344,190 Patrick Whitehead 1,289 236,721 344,190 (1) Represents the value of the potential gains (in-the-money only) from stock options granted under the MLTIP in 2019, 2020, 2021 and 2022 that vested during the 2023 financial year. Grants made prior to 2020 all vest over four years, with 25% of stock options vesting on each anniversary date, while grants made in or after 2020 and before 2024 vest over five years, with 20% of stock options vesting on each anniversary date (see section “Management Long-Term Incentive Plan” starting on page 81 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the stock option grant anniversary dates in 2023 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see “Currency Exchange Information” on page 87). This value has not been and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise. (2) Includes PSUs granted in 2021 that vested on December 31, 2023 under the Share Units Plan and the Company-matched DSUs that vested during the year. The PSU values included in the table have been calculated by multiplying the number of units granted by the applicable performance vesting factors (190.0% for ROIC units and 119.2% for TSR units) and by the closing price of the common shares on the NYSE on December 31, 2023 (US$125.63), converted to Canadian dollars based on the December 31, 2023 exchange rate of US$1 = C$1.3243 (i.e. US$125.63 × 1.3243 = C$166.37). The 2021 PSU awards were equity-settled for all NEOs on February 26, 2024. The DSU values included in the table have been calculated by multiplying the number of Company-matched DSUs that vested during 2023 by the closing share price of the common shares on the TSX on the vesting date of February 17, 2023 (C$157.22). (3) Represents the amount of bonus earned under the AIBP for the financial year ended on December 31, 2023. (4) All of Ms. Robinson’s stock options granted in 2022 that vested during the 2023 financial year were not in-the-money on the anniversary date in 2023. Incentive Plan Awards – Value of Exercised Stock Options and Performance Share Units Paid During the Year The following table lists the number of shares acquired and the value realized as a result of stock options exercised by NEOs in 2023 as well as PSUs that vested on December 31, 2023. For stock options exercised, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of CN common shares on the exercise date. STOCK OPTIONS PSUs NAME NUMBER OF SHARES ACQUIRED ON EXERCISE VALUE REALIZED ON EXERCISE (C$) VALUE REALIZED ON DECEMBER 31, 2023 (C$) TOTAL VALUE REALIZED (C$) Tracy Robinson – – – – Ghislain Houle 8,260 731,850 4,100,245 4,832,095 Doug MacDonald 42,817 2,902,503 832,244 3,734,747 Dominique Malenfant – – 3,103,048 3,103,048 Derek Taylor – – 598,587 598,587 Patrick Whitehead – – 236,721 236,721 Management Long-Term Incentive Plan The MLTIP was approved by the Company’s shareholders on May 7, 1996 and amended on April 28, 1998; April 21, 2005; April 24, 2007; March 4, 2008; January 27, 2015; January 1, 2019, January 1, 2020, January 1, 2024, and, subject to the approval of the MLTIP Amendment, on April 26, 2024. Eligible participants under the MLTIP are employees of the Company or its affiliates as determined by the Board. Grants cannot be made to non-employee directors under the MLTIP. The maximum number of common shares that may be issued under the MLTIP is 120,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the MLTIP, as at December 31, 2023. Stock Options Outstanding and Available for Grant as of December 31, 2023 NUMBER OF COMMON SHARES (#) % OF OUTSTANDING COMMON SHARES Stock options already granted and outstanding 3,280,755 0.5096% Stock options issuable under the MLTIP 12,813,065 1.9901% Shares issued following the exercise of stock options 103,906,180 16.1387% Stock Options Granted under the MLTIP as at December 31, 2023, 2022 and 2021 The following table presents information concerning stock options granted under the MLTIP as at December 31 of the years indicated. 2023 2022 2021 Number of stock options granted during the year 581,379 620,231 706,704 Number of employees who were granted stock options 189 174 203 Number of stock options outstanding at year-end 3,280,755 3,284,231 3,581,583 Weighted average exercise price of stock options outstanding C$127.64 C$119.08 C$105.32 Number of stock options granted as a % of outstanding shares (1) 0.09% 0.09% 0.10% Number of stock options exercised 514,106 648,267 628,323 (1) Annual burn rate, as calculated in accordance with Section 613(p) of the TSX Company Manual. As per the terms of the MLTIP, the maximum aggregate number of common shares, with regard to which awards may be made to any participant under the MLTIP and under any other plan, which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. The maximum number of common shares issuable to insiders, at any time, under all security-based compensation, cannot exceed 10% of the issued and outstanding common shares and the number of common shares issued to insiders, within any one year period, under the MLTIP and any other share compensation arrangements of the Company, shall be less than 10% of the issued and outstanding common shares. Under the current terms of the MLTIP, the maximum number of common shares underlying awards granted during any calendar year to any one participant is capped at 20% of the total number of common shares underlying awards granted during that calendar year. Subject to the MLTIP Amendment being approved by the Company’s shareholders at the Meeting, such maximum will no longer apply (for more information on the MLTIP Amendment, please see the "Business of the Meeting - Approval of Amendments to the Management Long-Term Incentive Plan" section on page 14 of this Information Circular). The maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the previous table, the number of stock options granted as a percentage of outstanding shares is well below the 1% limitation. Stock options are non-transferable except, in certain circumstances, upon the death of the holder of such stock options. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 81 2024-03-14 12:46

CN | Management Information Circular 2024 82 Stock Option Features GRANT CURRENCY SAME CURRENCY AS THE RECIPIENT’S SALARY Exercise Price At least equal to the closing share price of the common shares on the TSX or the NYSE (depending on the grant currency) on the grant date. Term 10 years (1) Vesting Criteria Stock options may become exercisable on the anniversary date (“conventional stock options”) and/or upon meeting performance targets (“performance options”) as established for each grant. Since 2005 and except between January 1, 2020 and December 31, 2023, grants have been of conventional stock options, which vest over four years, with 25% of stock options vesting on each anniversary. Between January 1, 2020 and December 31, 2023, grants vested over five years, with 20% of stock options vesting on each anniversary. Termination Conditions Stock options shall be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment. In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant continue to vest and shall be cancelled three months after termination of the participant’s employment. For awards made in 2019 and before, all vested stock options at time of termination held by such participant shall be cancelled three months after termination of the participant’s employment, and all unvested stock options at time of termination shall be cancelled at termination. In the case of retirement, stock options continue to vest and shall be cancelled four years after the retirement date. For awards made in 2019 and before, stock options continue to vest and shall be cancelled three years after the retirement date. Since January 1, 2019, in the event of a participant’s death, all available stock options immediately vest and may be exercised by the estate within a period of twelve months from the date of death. In the event non-compete, non-solicitation, confidentiality or other conditions of the grant are breached, stock options shall be forfeited and cancelled. These conditions are subject to the discretion of the Committee. (1) The stock option period in respect of a particular award shall be specified by the Committee, but in all cases shall end no later than the day preceding the tenth anniversary of the date of the award. Notwithstanding the foregoing, should the stock option period end during a blackout period or within ten business days after the end of a blackout period, the stock option period shall be extended by a period of 10 business days from the end of a blackout period. At the 2007 annual Meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the MLTIP. Such amendment provisions state that the Board or the Committee, as provided in the MLTIP or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the MLTIP or suspend or terminate the MLTIP or amend the terms of any then outstanding award of stock options under the MLTIP (“options”) provided the Company obtains shareholder approval for: (i) Any amendment to the maximum number of common shares issuable under the MLTIP, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”); (ii) Any amendment which would allow non-employee directors to be eligible for new awards under the MLTIP; (iii) Any amendment which would permit any option granted under the MLTIP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements); (iv) The addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the MLTIP reserve; (v) The addition in the MLTIP of deferred or performance share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company; (vi) Any reduction in the exercise price of an option after the option has been granted to a participant or any cancellation of an option and the substitution of that option by a new option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment; (vii) Any extension to the term of an outstanding option beyond the original expiry date, except in the case of an extension due to a blackout period; (viii) Any increase to the maximum number of common shares that may be issued: a. Under the MLTIP to any participant during any calendar year; or b. Under the MLTIP and under any other plan to any participant; and (ix) The addition in the MLTIP of any form of financial assistance and any amendment to a financial assistance provision, which is more favourable to participants. The terms of the MLTIP provide that the Board or the Human Resources and Compensation Committee, may, in their sole discretion, amend the MLTIP without shareholder approval, including, without limitation, with respect to the following: (i) amendments of a "housekeeping" or clerical nature as well as any amendment clarifying any provision of the MLTIP; (ii) a change to the vesting provisions of an option or of the MLTIP; (iii) a change to the termination provisions of an option or the MLTIP which does not entail an extension beyond the original expiry date; (iv) any change described in section 10 of the MLTIP ("Reorganization of share capital"); and (v) suspending or terminating the MLTIP. No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of options previously granted under the MLTIP, unless the rights of the participants have terminated in accordance with the MLTIP. On March 4, 2008, the MLTIP was amended to include a “double-trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based stock options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason (refer to “Change of Control Provisions” on page 68 for more details on such amendments). On January 27, 2015, the MLTIP was amended to make certain changes to the retirement definition. Before January 27, 2015, the retirement definition of the MLTIP was based on the retirement definition of pension plans. All reporting and non-reporting Company insiders were subject to a retirement definition providing for a minimum retirement age of 55. The amended retirement definition maintains the retirement age at 55 and introduces a minimum continuous service condition of five years to be eligible for continued vesting and exercise of stock options upon retirement. In late 2018, the Board approved changes to the MLTIP which became effective as of January 1, 2019. The retirement definition of the MLTIP was amended for awards made in 2019 and after, to the earlier of (i) 55 years of age and 12 years of continuous service, or (ii) 60 years of age and seven years of continuous service. Another amendment was also made to remove the three-month continued vesting provision in case of involuntary termination without cause for awards made in 2019 and after. The vested stock options at the time of involuntary termination without cause remain exercisable for a period of three months from the termination date; however no stock options become vested during such three-month period. Finally, the MLTIP was amended to provide immediate vesting of all stock options in case of death of the participant. In July 2019, the Board approved changes to the MLTIP that became effective as of January 1, 2020. The vesting period of the stock options for awards made in 2020 and after was increased from a four-year period, with 25% of the stock options granted that vest on each anniversary date over the first four years of the grant, to a five-year period, with 20% of the stock options granted that vest on each anniversary date over the first five years of the grant. Finally, the time period to exercise stock options upon retirement for awards made in 2020 and after was increased from three to four years following the retirement date to align with the change to the vesting period. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 82 2024-03-14 12:46

CN | Management Information Circular 2024 83 In October, 2023, the Board also approved changes to the MLTIP that became effective as of January 1, 2024. The retirement definition of the MLTIP was amended for awards made in 2024 and after, to the earlier of (i) 55 years of age and 10 years of continuous service, (ii) 60 years of age and 5 years of continuous service, or (iii) 65 years of age. This amendment is not subject to shareholder approval and was effected at the Board's discretion pursuant to the terms of the MLTIP. The grant agreements were also updated to provide that the vesting period of the stock options is reduced to revert to a four-year period, with 25% of the stock options granted that vest on each anniversary date over the first four years of the grant. Deferred Compensation Plans The VIDP was introduced by the Company in 2002. This plan allows NEOs and other executives to elect to defer up to 100% of their annual bonus into DSUs remitted upon retirement or termination of employment. A DSU is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional DSUs, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the closing share price on the deferral date. Deferral elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under “Other Key Compensation Programs of the Company” on page 68 for a detailed description). The Company also credits a Company match equal to 25% of the number of DSUs resulting from an eligible deferral. These Company-matched DSUs vest over a period of four years (25% per year) from the deferral date. Due to its tax effectiveness and the additional match provided by the Company, this plan offers an opportunity for executives to increase their ownership in CN, linking their future returns to the share price performance. In October 2014, CN modified its VIDP to settle future award payouts in CN common shares purchased on the open market rather than cash. The changes affect DSU awards made in 2016 and after. As a result, amounts deferred in DSUs after January 1, 2016 are settled in shares upon retirement or termination (including vested Company-matched DSUs as well as notional dividends accrued over the deferral period and subject to mandatory waiting periods or monthly instalments for eligible U.S. taxpayers). Following the modification of the VIDP, eligible employees were offered a one-time election to settle past DSU awards in CN common shares purchased on the open market rather than cash and according to the plan terms. No modification to the nature of the deferrals under the AIBP plan can be made, unless the Board approves an amendment to the plans. Pension Plan Benefits Pension Plans and Other Retirement Arrangements CN Pension Plan (“CNPP”) and CN Pension Plan for Senior Management (“CNPPSM”) Messrs. Houle and MacDonald participate in the CNPP and CNPPSM, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Effective April 1, 2024, all non-unionized employees participating in the CNPP and CNPPSM will be transferred to CN’s defined contribution retirement plans. Accumulation of pensionable service and increases in pensionable earnings after March 31, 2024 will not be included in the calculation of CNPP and CNPPSM benefits. Under the CNPP, pensionable earnings consist of base salary and overtime. Under the CNPPSM, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the AIBP, up to the employee’s target bonus level. In 2023, the aggregate annual retirement benefit payable under both plans was subject to a maximum of C$3,507 per year of pensionable service and was calculated as follows: • 1.7% of highest average earnings up to the average year’s maximum pensionable earnings (the “YMPE”) as defined under the Quebec/ Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years) Plus, • 2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years). Under both the CNPP and CNPPSM, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement from active employment, the participant is eligible to receive an immediate, unreduced pension, subject to the Company’s consent. Retirement benefits vest immediately when participation begins. Special Retirement Stipend Executives and senior management employees who participate in the CNPP also participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (the “SRS”). SRS participants enter into an agreement with the Company, which includes confidentiality, non-compete, and non-solicitation clauses. Messrs. Houle and MacDonald have each signed a SRS agreement. The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension payable under the CNPP and CNPPSM (C$185,324 in 2023), multiplied by the number of years of pensionable service (maximum 35 years). Effective April 1, 2024, all participants of the SRS will be transferred to CN’s defined contribution retirement plans. Accumulation of pensionable service and increases in pensionable earnings after March 31, 2024 will not be included in the calculation of SRS benefits. Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee’s target bonus level. If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the SRS agreement. SRS benefits for employees who entered into an SRS agreement prior to July 1, 2002, vest after two years of employment. For employees who entered into an SRS agreement on or after July 1, 2002, the SRS benefits become vested if the employee remains in active service for two years and until the age of 55. In any case, SRS benefits become vested if the employee is involuntarily terminated from employment without cause. SRS retirement benefits are paid out of operating funds. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 83 2024-03-14 12:46

CN | Management Information Circular 2024 84 Defined Contribution Pension Plan for Executives and Senior Management (“DCPP”) Ms. Robinson and Mr. Malenfant participate in the DCPP. The DCPP is a federally-registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006, had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and CNPPSM mentioned above. Messrs. Houle and MacDonald elected to remain in the CNPP and CNPPSM. Executives and senior management employees hired on or after January 1, 2006, automatically join the DCPP. Effective April 1, 2024, all non-unionized employees participating in the CNPPSM will be transferred to the DCPP. Ms. Robinson and Mr. Malenfant contribute 9% of their pensionable earnings in the DCPP and the Company matches 100% of their contributions. Total contributions are subject to the maximum contribution imposed by the Canadian Income Tax Act (C$31,560 in 2023). Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination. Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”) Ms. Robinson and Mr. Malenfant participate in the DC SERP. The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Canadian Income Tax Act limit applicable to the DCPP described above. Once contributions have reached the limit prescribed by the Canadian Income Tax Act in the DCPP in a given year, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company into a notional account under the DC SERP. These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP. By default, notional contributions accrue investment credits using investment options as selected by the participant in the DCPP. However, participants can make a different investment election under the DC SERP. No withdrawals or distributions are permitted prior to employment termination. Payment of DC SERP benefits accrued since January 1, 2011 are subject to certain confidentiality, non-compete, non-solicitation, and other covenants. Canadian National Railway Company Savings Plan for U.S. Operations (“401(k) Plan”) Messrs. Taylor and Whitehead participate in the 401(k) Plan, which is a defined contribution retirement plan qualified under Section 401(a) of the Internal Revenue Code offered to U.S.-based CN employees. Non-unionized employees participating in the 401(k) Plan may elect to defer up to 100% of their pensionable earnings in the plan and the Company contributes an amount equal to 50% of the first 6% of the pensionable earnings an employee elects to defer to the 401(k) Plan (“Matching Contribution”). Both employee deferrals and Matching Contributions are subject to annual limits imposed by the U.S. Internal Revenue Code. All Matching Contributions vest immediately. Mr. Whitehead receives an additional non elective contribution for non-unionized employees of 3.5% of pensionable earnings (“Management Contribution”). Management Contributions vest after three years of employment. No Management Contribution is made for employees who have 35 years or more of pensionable service. Pensionable earnings include base salary and are subject to the annual compensation limit imposed by the Internal Revenue Code (C$437,019 in 2023). The total of all contributions to the 401(k) Plan – employee deferrals, Matching Contributions and Management Contributions for any employee in a plan year are subject to an annual limit imposed by the Internal Revenue Code (C$87,404 in 2023). All contributions are invested in various investment funds as selected by the participant. Canadian National Railway Defined Contribution Supplemental Executive Retirement Plan (“US DC SERP”) Mr. Whitehead participates in the US DC SERP. The US DC SERP is a non-qualified defined contribution pension plan designed to provide U.S.-based CN executives and senior management employees with supplemental retirement benefits in addition to the 401(k) Plan described above. The Company credits contributions to a notional account under the US DC SERP. Employees do not contribute to the US DC SERP. The annual contribution percentage credited to executives by the Company depends on age and service as follows: POINTS (SUM OF AGE AND SERVICE) % OF PENSIONABLE EARNINGS Up to 39 5% 40 – 49 6% 50 – 59 7% 60 and above 8% Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. These notional contributions vest after two years of employment. A participant’s notional contributions accrue investment credits as if invested in a default investment option unless the participant makes other investment elections. No withdrawals or distributions are permitted prior to employment termination. Distributions after termination of employment are made in the number of instalments elected by the participant. Payment of US DC SERP benefits accrued since January 1, 2011 are subject to certain confidentiality, non-compete, non-solicitation, and other covenants. Pension Plan for Employees of CN US Subsidiaries (“DBPP”) Mr. Taylor participates in the DBPP. This qualified defined benefit pension plan is designed to provide retirement benefits equal to 0.4% of the highest average earnings plus 0.3% of the highest average earnings in excess of the Railroad Retirement Board average covered compensation (C$141,753 in 2023) multiplied by the number of years of credited service (maximum 35 years). Highest average earnings are defined as the average pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of base salary and overtime and are capped at the average of the US Internal Revenue Code limit, over the last five years (C$394,641 in 2023). The retirement benefit is payable without reduction at age 65 or age 60 if the employee has 30 years of credited service or 30 years of Railroad Retirement Board service at termination of employment. Retirement benefits vest after five years of employment. Effective April 1, 2024, all participants in the DBPP will be transferred to the 401(k) Plan and be eligible to the Management Contribution. Accumulation of pensionable service and increases in pensionable earnings after March 31, 2024 will not be included in the calculation of DBPP benefits. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 84 2024-03-14 12:46

2001 Supplemental Retirement Plan for Employees of CN US Subsidiaries ("DB SERP")

Mr. Taylor participates in the DB SERP. The DB SERP is a non-qualified, unfunded defined benefit pension plan. It is designed to provide executives and senior management employees with retirement benefits equal to 2% of their highest average earnings, multiplied by the number of years of credited service (maximum 35 years) minus the offsets described below. Highest average earnings are defined as the average pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee's target level. The DB SERP pension is offset by:

i. the pension accrued under the DBPP;

ii. the U.S. Railroad Retirement Board Tier 2 pension; and

iii. the amount of a single life annuity that can be purchased with the 3% maximum employer matching contributions available under the 401(k) plan.

DB SERP benefits for employees who joined the plan prior to July 1, 2002 vest after five years of employment. For employees who joined the plan on or after July 1, 2002, DB SERP benefits vest only if the employee remains in active service for five years and until the age of 55. In any case, DB SERP benefits vest if the employee is involuntarily terminated from employment without cause.

Generally, the DB SERP pension benefit is payable without reduction at age 65 or age 60 if the participant has 30 years of credited service or 30 years of Railroad Retirement Board service at termination of employment. Participants had until December 31, 2008 to elect to receive their lifetime pension benefit at a different age than the above retirement ages, but no earlier than six months after retirement or termination of employment. Retirement benefits accrued and vested prior to January 1, 2005 are not subject to the six-month delay. Retirement benefits cannot be paid earlier than age 55. Effective July 15, 2010, the DB SERP was amended to include certain confidentiality, non-compete, non-solicitation and other covenants as a condition of payment of retirement benefits accruing as of the effective date.

Effective April 1, 2024, all DB SERP participants will be transferred to the US DC SERP. Accumulation of pensionable service and increases in pensionable earnings after March 31, 2024 will not be included in the calculation of DB SERP benefits.

Defined Benefit Plans Table

The following amounts have been calculated using the actuarial assumptions disclosed in Note 18—Pensions and Other Post-retirement Benefits of the 2023 Annual Report and in Note 18—Pensions and Other Post-retirement Benefits of the 2022 Annual Report, available on the Company's website at www.cn.ca and on SEDAR at **www.sedarplus.ca**. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company's defined benefit registered pension plans and non-registered supplemental pension arrangements for 2023 and are in Canadian dollars.

NAME	NUMBER OF YEARS OF CREDITED SERVICE AS OF DECEMBER 31, 2023 (#)	ANNUAL BENEFITS PAYABLE: AT YEAR END[2] (C$)	ANNUAL BENEFITS PAYABLE: AT AGE 65[3] (C$)	OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION[4] (C$)	COMPENSATORY CHANGE (C$)[1]: SERVICE COST	COMPENSATORY CHANGE (C$)[1]: IMPACT OF SALARY/ BONUS[5]	COMPENSATORY CHANGE (C$)[1]: IMPACT OF PLAN CHANGES	COMPENSATORY CHANGE (C$)[1]: TOTAL	NON-COMPENSATORY CHANGE[6] (C$)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION[4] (C$)
Ghislain Houle	26.32	652,000	677,000	8,810,000	337,000	(102,000)	–	235,000	553,000	9,598,000
Doug MacDonald	34.33	595,000	634,000	8,093,000	235,000	(155,000)	–	80,000	1,124,000	9,297,000
Derek Taylor	23.58	283,000	306,000	1,676,021	68,364	66,143	–	134,507	347,950	2,158,478

(1) The change in present value that is attributable to compensation includes the service cost net of employee contributions and, the impact of any increase in earnings in excess or below what was assumed to be granted in the future. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year.

(2) Annual benefits payable at year end represent accrued benefits as at December 31, 2023 (based on service and pay up to December 31, 2023), payable at age 65 or at unreduced retirement date, if earlier. Actual benefits payable at year end would have been reduced for employees not yet eligible for unreduced benefits.

(3) The projected pension reflects the retirement plans changes effective on April 1, 2024. Pensionable earnings and service up to March 31, 2024, if applicable, are used in the calculation.

(4) The present value of the defined benefit obligation is the value of the benefits accrued for all service to the specified point in time.

(5) For Messrs. Houle and MacDonald, highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. The impact of the salary change for Messrs. Houle and MacDonald are negative in 2023 mainly given their pensionable earnings for that year were lower than expected and reduced their highest average earnings used to calculate their pension benefits projected at retirement. For Mr. Taylor, highest average earnings are defined as the average pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment.

(6) The change in present value that is attributable to non-compensatory elements includes changes in assumptions, change in currency, interest cost, employee contributions and experience gains and losses (other than for difference in earnings). The impact on the present value at the end of 2023 relating to non-compensatory elements was mainly due to a decrease in the discount rate and interest on the benefit obligation. For Messrs. Houle and MacDonald, this was partially offset by changes in demographic assumptions, a decrease in the currency exchange rate and experience gains when applicable.

Defined Contribution Plans Table

The table below includes amounts from the Company's registered and non-registered defined contribution plans.

NAME	ACCUMULATED VALUE AT START OF YEAR (C$)	COMPENSATORY AMOUNT[1] (C$)	NON-COMPENSATORY AMOUNT[2] (C$)	ACCUMULATED VALUE AT YEAR END (C$)
Tracy Robinson	157,178	470,231	59,713	687,122
Dominique Malenfant	396,881	249,269	71,102	717,252
Derek Taylor	1,076,426	13,111	232,035	1,321,572
Patrick Whitehead	99,524	82,483	41,247	223,254

(1) Represents employer contributions and notional contributions in the non-registered defined contribution plan.

(2) Represents employee contributions, if any, investment gains and losses and notional investment credits and losses.

CN
Compensation Discussion and Analysis

85
CN | Management Information Circular 2024

CN | Management Information Circular 2024 86 Non-Registered Plans Table The following table provides the total present value of CN’s non-registered defined benefit and defined contribution plans. These amounts were determined using the actuarial assumptions disclosed in Note 18—“Pensions and Other Post-retirement Benefits”, on page 99 of the 2023 Annual Report and in Note 18—Pensions and Other Post-retirement Benefits, on page 99 of the 2022 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedarplus.ca. Amounts include the value of pension benefits for active, deferred and retired executive and senior management participants for 2023. PLANS OPENING PRESENT VALUE OF BENEFIT OBLIGATION (C$) CLOSING PRESENT VALUE OF BENEFIT OBLIGATION (C$) Non-Registered Defined Benefit Plans in Canada and the U.S. 355,100,000 366,300,000 (1) Non-Registered Defined Contribution Plans in Canada and the U.S. 8,684,000 11,455,000 (1) The increase in the present value at the end of 2023 for defined benefit plans was mainly due to benefit accruals, interest on the benefit obligation and a decrease in the discount rate. This was partially offset by the impact of benefit payments and a decrease in the currency exchange rate. Termination and Change of Control Benefits The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, Change of Control or a change in responsibilities of a NEO, other than as described below with respect to the President and CEO, and other than the conditions provided in the compensation plans, and summarized as follows: RESIGNATION INVOLUNTARY TERMINATION RETIREMENT (3) CHANGE OF CONTROL TERMINATION FOR CAUSE Annual Incentive Bonus Plan Forfeits eligibility for the plan Entitled to a bonus based on corporate, safety and strategic performance metrics and prorated on active service in plan year (minimum of three months) Entitled to a bonus based on corporate, safety and strategic performance metrics and prorated on active service in plan year (minimum of three months), subject to providing a three-month notice period prior to retirement No specific provision Forfeits eligibility for the plan Stock Options (1) All stock options are cancelled Grants made before January 2019 Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited Subject to compliance with the non-compete non-solicitation and confidentiality provisions Grants made since January 2019 Exercise of vested stock options upon involuntary termination within three months or otherwise forfeited Subject to compliance with the non-compete non-solicitation and confidentiality provisions Grants made before January 2020: continued vesting for three years if the executive remains in continuous and active service until the last day of the year in which the grant was made; exercise of vested stock options within three years or otherwise forfeited Grants made since January 2020: continued vesting for four years if the executive remains in continuous and active service until the last day of the year in which the grant was made; exercise of vested stock options within four years or otherwise forfeited Subject to compliance with the non-compete, non-solicitation and confidentiality provisions If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change of Control All stock options are cancelled Performance Share Units (1) All PSUs are cancelled Grants made since January 2019 Partial payout if performance measures are met and prorated based on the number of months of active service during the plan period Subject to compliance with the non-compete, non-solicitation and confidentiality provisions Full payout if performance measures are met and if the executive remains in continuous and active service until March 31 of the year following the year in which the grant was made Subject to compliance with the non-compete, non-solicitation and confidentiality provisions If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change of Control All PSUs are cancelled Deferred Share Units Payment of all vested units, including the vested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Immediate vesting of unvested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Registered Pension Plans Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Non-Registered Pension Plans and Arrangements (1) Payment of vested benefits Payment of vested benefits Subject to compliance with the non-compete, non-solicitation and confidentiality provisions Payment of vested benefits Subject to compliance with the non-compete, non-solicitation and confidentiality provisions Payment of vested benefits Payment of vested benefits, except for SRS benefits which are forfeited (1) In the event of resignation, involuntary termination, retirement or Change of Control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive provisions as per the respective plan rules and arrangements. (2) A resignation for good reason may take place only during the 24 months following a Change of Control if (i) the executive is required to relocate one’s office or home base to a location that is outside a 100-kilometer radius of one’s office or home base immediately prior to the Change of Control or (ii) the executive is assigned a set of responsibilities and/or the employment or continued employment of the executive on terms and conditions that are not the substantial equivalent of such executive’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change of Control. (3) For awards made between 2019 and 2023, the retirement definition for the PSUs and the stock options refers to the earlier of (i) 55 years of age and 12 years of continuous service, or (ii) 60 years of age and 7 years of continuous service. The same definition also applies to the AIBP starting on January 1, 2020. For awards made in 2024 and after under the MLTIP, the retirement definition refers to the earlier of (i) 55 years of age and 10 years of continuous service, (ii) 60 years of age and 5 years of continuous service, or (iii) 65 years of age. Refer to “Management Long-Term Incentive Plan”. The same definition also applies to the AIBP starting on January 1, 2025. Compensation Discussion and Analysis CN-43 Circulaire EN.indb 86 2024-03-14 12:46

CN | Management Information Circular 2024 87 Involuntary Termination In the event of an involuntary termination, an NEO would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated according to the terms of the plans under which they were granted, as described in the summary “Termination and Change of Control Benefits” table on page 86. President and CEO CN has provided Ms. Robinson with certain severance and other termination provisions deemed to be appropriate in the circumstances surrounding her recruitment as President and CEO. Pursuant to her employment arrangement, Ms. Robinson would have received a cash severance amount in the event of an involuntary termination without cause equal to two times annual base salary plus two times target annual bonus under the AIBP payable over a 24-month period. Retirement On December 31, 2023, Ms. Robinson was eligible for retirement under the DCPP but would have forfeited her DC SERP benefits. Messrs. Houle and MacDonald were eligible for unreduced retirement benefits as at December 31, 2023. Had Mr. Malenfant retired on December 31, 2023, he would have been eligible to receive his accumulated DCPP and DC SERP account balance. Mr. Taylor was not eligible to retire as at December 31, 2023 under the DBPP nor DB SERP. He would have been eligible to receive his accumulated 401(k) account balance had he retired as at December 31, 2023. Had Mr. Whitehead retired on December 31, 2023, he would have been eligible to receive his vested 401(k) account balance and his US DC SERP account balance. Had Ms. Robinson, Messrs. Houle, MacDonald, Malenfant, Taylor and Whitehead retired on December 31, 2023, no other material payments or benefits would have been payable. Share-based awards, option-based awards and other benefits are treated according to the terms of the plans under which they were granted, as described in the summary “Termination and Change of Control Benefits” table on page 86. Change of Control The following table shows the incremental benefits that NEOs would have been entitled to had there been a Change of Control on December 31, 2023. NAME SHARE UNITS PLAN (1) (C$) STOCK OPTIONS (1) (C$) DEFERRED SHARE UNITS (2) (C$) TOTAL (C$) Tracy Robinson – – 523,162 523,162 Ghislain Houle – – – – Doug MacDonald Dominique Malenfant – – 411,643 411,643 Derek Taylor – – – – Patrick Whitehead – – – – (1) A NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the Change of Control. (2) A NEO would be eligible for immediate vesting of the unvested Company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see “Deferred Compensation Plans” section on page 83 for a description of the VIDP). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2023 (C$166.55). Currency Exchange Information Compensation disclosed in the “Statement of Executive Compensation” section that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates: EXCHANGE RATE USED ACTUAL RATE US$1 = C$X Salary All other compensation AVERAGE RATE DURING THE YEAR 2023: 1.3497 2022: 1.3013 2021: 1.2535 Annual incentive bonus plan WHEN BONUS IS EARNED (I.E. DECEMBER 31) December 31, 2023: 1.3243 December 31, 2022: 1.3554 December 31, 2021: 1.2637 Pension value, Value of unexercised in-the-money options, Market value of share-based awards that have not vested, Non-equity incentive plan compensation – Value earned during the year, Termination scenarios – incremental costs DECEMBER 31 (DECEMBER 31 OF PRIOR YEAR FOR PENSION VALUE) December 31, 2023: 1.3243 December 31, 2022: 1.3554 December 31, 2021: 1.2637 December 31, 2020: 1.2725 Option-based awards – Value vested during the year ACTUAL VESTING DATE OF APPLICABLE GRANTS: November 28, 2023: 1.3574 November 1, 2023: 1.3856 September 21, 2023: 1.3483 September 1, 2023: 1.3592 June 15, 2023: 1.3223 April 28, 2023: 1.3552 March 15, 2023: 1.3768 February 28, 2023: 1.3647 January 31, 2023: 1.3306 January 30, 2023: 1.3387 January 28, 2023: 1.3311 January 27, 2023: 1.3311 Compensation Discussion and Analysis CN-43 Circulaire EN.indb 87 2024-03-14 12:46

CN | Management Information Circular 2024 88 Securities Authorized for Issuance Under Equity Compensation Plans The table below indicates, as at December 31, 2023, certain information with respect to the MLTIP. PLAN CATEGORY NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (#) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (C$) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN) (#) Equity compensation plans approved by securityholders 3,280,755 127.64 12,813,065 Equity compensation plans not approved by securityholders Nil Nil Nil TOTAL 3,280,755 127.64 12,813,065 Indebtedness of Directors and Executive Officers As at the date hereof, none of the Company’s (or any of the Company’s subsidiaries’) current or former directors or officers are indebted towards the Company or any of its subsidiaries, whether in connection with the purchase of common shares of the Company or otherwise. Interest of Informed Persons and Others in Material Transactions Management of the Company is not aware of any material interest, direct or indirect, of any informed person (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries. Shareholder Proposals Shareholder proposals to be considered at the 2025 annual meeting of shareholders must be received at the head office of the Company between November 27, 2024 and January 25, 2025 (inclusively), to be included in the Information Circular for such annual meeting. Availability of Documents The Company is a reporting issuer in Canada and the U.S. and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR+ at www.sedarplus.ca and on the SEC website at www.sec.gov through EDGAR, or may be obtained on request from the Corporate Secretary of the Company by calling (514) 399-7091 or Investor Relations at (514) 399-0052. Approval The Board has approved the contents of this Information Circular and its sending to the shareholders of the Company. Cristina Circelli Vice-President, Corporate Secretary and General Counsel March 4, 2024 Other Information Other Information CN-43 Circulaire EN.indb 88 2024-03-14 12:46

CN | Management Information Circular 2024 89 The Board has oversight responsibility for the stewardship of CN and its business and is accountable to shareholders for the performance of CN. The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of creating value for shareholders and taking into account the interests of other stakeholders. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board, in consultation with management, establishes and is responsible for the company’s strategic direction and its overall policies. In doing so, the Board provides governance and stewardship to CN which consists of reviewing corporate strategy, assigning responsibility to management for achievement of that strategy, establishing limitations on the authority delegated to management and overseeing performance against approved objectives. The Board regularly reviews CN’s strategic plan to ensure that it continues to be responsive to the changing business environment in which CN operates. The Board has decision making responsibility and approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles of Continuance and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. The Board can delegate approval of matters to a committee or seek a recommendation from a committee for approval by the Board. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time. As the Board has overall plenary power, this mandate is intended not to limit the powers of the Board but to assist the Board in the exercise of its powers and the fulfillment of its duties. The Board shall meet at least six times a year and as necessary. The non-executive Board members shall meet at or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not independent, an executive session including only independent directors shall be held at every Board meeting. Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other executive management of CN upon request. In fulfilling its oversight and decision-making responsibilities, the Board shall have unrestricted access to management and authority to select, retain, terminate, and approve the fees of any independent legal, accounting, or other advisor to assist it in fulfilling its responsibilities. Among its activities that derive from its stewardship and decision-making responsibilities, are the following responsibilities: Schedule “A” | Mandate of the Board A. Strategic Planning • Strategic Planning. The Board will, in consultation with management, establish and approve CN’s strategic direction and objectives. In this regard, the Board will: • adopt a strategic planning process and oversee the formulation of CN’s strategic direction; • review and approve, on at least an annual basis, CN’s strategic plan and framework which take into account, among other things, the opportunities and risks of the business, emerging trends, and the competitive environment in the industry; • develop an in-depth knowledge of the business, understand and question the assumptions underlying CN’s strategic and business plans and framework and reach an independent judgment as to the probability that the strategic plan and framework can be realized; • review and approve all major initiatives, corporate decisions and transactions, as well as applicable funding transactions; • approve strategic and business plans and policies within which management will operate in relation to capital expenditures, acquisitions and dispositions; and • monitor the implementation and effectiveness of the execution and fulfillment of CN’s approved strategic and business plans and policies. • Corporate Performance Evaluation. Having regard to CN’s broad strategic objectives, the Board will review and, if advisable, approve goals or metrics against which corporate performance will be measured. In this regard, the Board will: • determine, from time to time, the appropriate criteria, targets and budgets against which to evaluate corporate and executive performance; • monitor and evaluate performance against such criteria; and • review and approve management’s operational plans so that they are consistent with CN’s long-term goals. B. Executive Oversight • Succession Planning. The Board shall oversee the succession planning processes of CN and shall choose the President and Chief Executive Officer (the “President and CEO”) and oversee the process for the selection of the President and CEO and each of the executive officers and their development. The Board shall monitor and review the performance of the President and CEO and of the executive officers who report directly to the President and CEO taking into consideration Board expectations and fixed objectives and is kept informed of the performance of all other executive officers. The Board shall approve the President and CEO’s corporate strategic goals and objectives and approve annually the compensation of the President and CEO and each of the executive officers who report directly to the President and CEO. • Appointment of Officers. The Board shall appoint as officers of the Company all the executive officers as well as, pursuant to CN’s By-Laws, the Treasurer and Corporate Secretary and, from time to time, such other executive management, as it deems appropriate. • Management Incentives. The Board shall, through the HRC Committee, ensure that an appropriate portion of the President and CEO and executive management compensation is tied to both the short and longer-term performance of CN and aligned to the Company’s strategic goals and objectives. • Training and Retention. The Board shall take all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of competence and integrity. Schedule A CN-43 Circulaire EN.indb 89 2024-03-14 12:46

CN | Management Information Circular 2024 90 C. Corporate Governance • Governance. The Board shall monitor and review CN’s corporate governance policies and practices. In this regard, the Board will: • annually review and approve its mandate; • monitor the size and composition of the Board to favour effective decision-making; • ensure that a majority of CN’s directors have no direct or indirect material relationship with CN and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable legislation, regulation and listing requirements; • develop appropriate qualifications and criteria for the selection of Board members, including criteria for determining director independence; • approve the list of Board nominees for election by shareholders and fill Board vacancies, as applicable; • adopt and review orientation and continuing education programs for directors; • oversee the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-executive directors as a group; • ensure a Board succession and renewal plan is in place; • take all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN; • monitor and review, as appropriate, CN’s approach to governance issues and monitor and review, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback; and • take all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver, including transactions involving CN and related parties. • Committees. The Board shall establish such committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities. In this regard, the Board will: • develop and review as appropriate such mandates as the Board may determine and delegate from time to time to such committees or other persons any of the Board’s responsibilities that lawfully may be delegated; • appoint the Chair from among the independent directors; • appoint members of each committee of the Board, in consultation with the relevant committee chair; and • consider recommendations of the GSS Committee from time to time regarding the composition and mandates of the committees of the Board. • Position Descriptions. The Board shall develop, adopt and regularly review position descriptions for the Chair of the Board and committee chairs. • Director Evaluation. The Board shall develop appropriate qualifications and criteria for the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determine their remuneration. D. Risk Management, Financial Matters, Internal Controls • Risk Management. The Board shall, through the AFR Committee, ensure that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and strategy, including climate change and other environmental, social and governance risks. The Board shall satisfy itself as to the effective oversight of risk management of individual risks, through the receipt of periodic reporting from the Chair of the AFR Committee and the Chairs of such other Committees of the Board which have been delegated responsibilities for specific risks. • Financial Reporting and Internal Controls. The Board shall, through the AFR Committee, monitor the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing: • the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure; • the review of the AFR Committee on external auditors’ independence and qualifications; • the performance of CN’s internal audit function and of CN’s external auditors; and • CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security). • Communications. The Board shall adopt communications and disclosure policies and monitor CN’s investor relations programs. E. Sustainability, Safety and Security • Sustainability, Safety and Security Policies and Practices. The Board shall, through the GSS Committee, monitor and review CN’s sustainability, safety and security policies and practices. In this regard, the Board will: • evaluate on an ongoing basis, the Company’s sustainability strategy, targets, and performance against targets, and whether CN’s resources are being managed in a manner consistent with ethical considerations and stakeholder’s interests and in order to enhance shareholder value; • assess and monitor CN’s overall sustainability and environmental, safety and security policies and practices, including CN’s Climate Action Plan and the company’s progress against its set targets under such plan; and • as part of the strategic planning process, evaluate and review public issues of significance that may affect CN’s business, operations and stakeholders, including social, political and environmental trends and both the opportunities and risks to CN’s business that each presents. • Reports and Recommendations. The Board shall receive periodic reports and recommendations from management and the GSS Committee with respect to CN’s overall sustainability and environmental, safety and security policies and procedures and any related issues and management’s response thereto. F. Pension Fund Matters • Pension Policies and Practices. The Board shall, through the Pension and Investment Committee (the “PI Committee”) and the Pension Advisory Working Committee (a management-level committee), monitor and review, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (“CN’s Pension Trust Funds”). Schedule A CN-43 Circulaire EN.indb 90 2024-03-14 12:46

CN | Management Information Circular 2024 91 The following are reports of each Board committee for committee meetings held during 2023 and up to March 4, 2024. These reports provide details on the activities of each committee but are not meant to be exhaustive. The Charter of each Committee is available in our Corporate Governance Manual available on our website at www.cn.ca. Schedule “B” | Reports of the Committees Report of the Audit, Finance and Risk Committee The role of the Audit, Finance and Risk Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s financial reporting, enterprise risk management monitoring, internal controls, and internal and external auditors. CURRENT MEMBERS Margaret A. McKenzie (Chair), Shauneen Bruder, Denise Gray, Robert Knight, Michel Letellier and Jo-ann dePass Olsovsky. Highlights The Audit, Finance and Risk Committee, in accordance with its mandate: Financial Information • reviewed and recommended for approval annual and quarterly results, Management’s Discussion and Analysis and the earnings press releases of the Company, including with respect to financial outlook and guidance; • reviewed the independent auditors’ reports on the consolidated financial statements and the internal controls over financial reporting of the Company, and on the financial statements of CN’s Pension Trust Funds; • reviewed financial information contained in the Annual Information Form, the Form 40-F and other reports requiring Board approval; • reviewed and approved the Audit, Finance and Risk Committee Report and other Audit, Finance and Risk Committee-related information appearing in the Information Circular; • reviewed the compliance of management’s certification of financial reports with applicable legislation; • reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto; • reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles and/or methods; and • held private meetings with certain members of management. Internal Auditors • reviewed internal audit activities throughout 2023; • reviewed and approved the Internal Audit Plan; • monitored the Internal Audit function’s performance, its responsibilities, staffing, budget and the compensation of its members; • approved the appointment of the Company’s Chief, Internal Audit; and • held private meetings with internal auditors. External Auditors • reviewed and approved the results of the external audit; • reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors; • evaluated and monitored the qualifications, performance and independence of the external auditors; • recommended to the Board the appointment, remuneration and other terms of engagement of the Company’s external auditors; • reviewed the external auditors’ audit planning report; • discussed, approved and oversaw the disclosure of all audit, review and attestation services provided by the external auditors; • determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations; and • held private meetings with external auditors. Risk Management • reviewed the Company’s risk assessment, including risk oversight and risk management policies under the Enterprise Risk Management program, including information technology risk and cybersecurity risk management, safety risk management, regulatory risk management, and climate risk management; • reviewed and monitored information technology and cybersecurity updates, including regulatory updates on cybersecurity-related disclosure rules in the U.S.; • oversaw and received periodic updates on the Company’s cybersecurity program for operations and information technologies; • assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements; and • monitored updates on new proposed rules for enhanced sustainability disclosures. Schedule B CN-43 Circulaire EN.indb 91 2024-03-14 12:46

CN | Management Information Circular 2024 92 Internal Control • received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control; • reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and employee concerns regarding accounting or auditing matters; and • reviewed minutes of the Corporate Disclosure Committee meetings. Financial Policies and Strategy • provided oversight with respect to CN’s capital structure, cash flows and key financial ratios; • made recommendations to the Board with respect to the Company’s financial policies and practices and financial matters affecting the Company including the Company’s Capital Allocation Strategy, Capital Performance Plan and Capital Budget; • reviewed CN’s strategy regarding distributions to shareholders, including strategy with respect to dividends and share repurchases; • reviewed the integration of ESG initiatives in the Company’s procurement strategy; • monitored general economic and industry developments; and • reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies. Financing • reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, financing plan and short-term investments; • recommended for approval a shelf prospectus for the issuance of an aggregate principal amount of C$6 billion of debt securities; • reviewed extensions of the Company’s revolving credit facilities; • reviewed extension of the Accounts Receivable Securitization Program; and • approved potential debt offerings in the Canadian and U.S. markets and related hedging transactions. Financial Activities • reviewed Treasury and transactional activities; • reviewed decisions related to derivative financial instruments; • reviewed and recommended for approval new share repurchase programs and reviewed related repurchasing approaches and progress reports; • made recommendations to the Board with respect to the declaration of dividends; • reviewed and recommended for approval the rolling three-year sourcing strategy and reviewed progress made under such plan; • reviewed, recommended for approval and monitored significant capital and other expenditures for strategic projects, equipment and rail infrastructure, as well as material purchases of products and services; • reviewed and recommended for approval significant growth opportunities, including acquisitions and divestitures and material partnerships; • reviewed and recommended for approval the 2024–2026 Business Plan and Capital Plan Framework of the Company and the Company’s 2024 Budget; and • reviewed and recommended for approval the continued use of the end user exemption for derivative instruments under the Dodd Frank Act. Committee Performance • reviewed the processes in place to evaluate the performance of the Audit, Finance and Risk Committee and assessed the committee’s performance. Other • reviewed and received periodic updates on investor relations and overall investor expectations; and • monitored the tax affairs of the Company. Submitted by the members of the Audit, Finance and Risk Committee. Schedule B CN-43 Circulaire EN.indb 92 2024-03-14 12:46

CN | Management Information Circular 2024 93 Report of the Governance, Sustainability and Safety Committee The role of the Governance, Sustainability and Safety Committee is to assist the Board in fulfilling its oversight responsibilities in relation to governance, safety and sustainability which include developing, reviewing and monitoring criteria for selecting directors, reviewing the corporate governance guidelines applicable to the Company, overseeing policies, practices and metrics relating to sustainability, including those related to DE&I, and assessing and monitoring CN’s sustainability, safety and security policies, risks and practices, including environmental matters and CN’s Climate Action Plan. CURRENT MEMBERS Denise Gray (Chair), Shauneen Bruder, David Freeman, Justin M. Howell, Michel Letellier, Margaret A. McKenzie and Al Monaco Highlights The Governance, Sustainability and Safety Committee, in accordance with its mandate: Composition of the Board and its Committees • reviewed the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate; • reviewed and recommended updates to the Corporate Governance Manual; • reviewed the Board’s diversity targets; • reviewed directors’ independence and financial literacy; • reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs; • identified Board candidates with a focus on the Board’s desired skills and competencies, geographical representation and the Board’s diversity target, and recommended director nominees for the next annual meeting of shareholders; and • reviewed director succession and board renewal. Performance of the Board and its Committees • reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, and Chair evaluation process; • reviewed best practices in board effectiveness with external advisors; and • reviewed and recommended for approval changes to the Board Committee structure and mandates. Director Compensation • conducted a comprehensive review of the compensation of non-executive Board members. Continuing Education for Directors • monitored and reviewed the Company’s orientation and continuing education programs for directors. Corporate Governance Initiatives • reviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of such guidelines in accordance with applicable rules and regulations; • reviewed and recommended for approval the Company’s advance notice by-law, subject to ratification by shareholders; • monitored developments, proposed rule changes and amendments to securities laws, disclosure and other regulatory requirements; • assisted the Board with the oversight of the Company’s corporate governance, including ESG disclosure and reporting, and monitored legal and regulatory requirements, as well as best practices; • reviewed, monitored and oversaw compliance with CN’s Code of Business Conduct; • reviewed the annual report of CN’s Ombudsman; • reviewed adherence to the Company’s Aircraft Utilization Policy; • reviewed and recommended for approval the Company’s corporate disclosure, including the Information Circular, the Annual Information Form, and the Annual Report; • recommended to the Board a date and format for the annual meeting of shareholders; • reviewed feedback from shareholders and shareholder associations; and • ensured CN adopted a proper risk governance framework across Board committees. Sustainability • oversaw the review of the Company’s safety performance and related management action plans, and ensured safety initiatives were fully aligned with and reinforced CN’s safety culture and goal of being the safest Class I railroad in North America; • monitored the Company’s decarbonization strategy including the Company’s Climate Action Plan; • reviewed the Company’s sustainability strategy and targets, including evolving investor expectations related thereto, and monitored CN’s performance thereon; • reviewed all significant safety and security matters; • reviewed CN’s Diversity Policy with respect to Director and Executive Management positions; • reviewed CN’s diversity and inclusion strategy and progress reports on diversity and inclusion in light of CN’s Diversity Policy; • reviewed and recommended for approval the Company’s Stakeholder and Indigenous Peoples Engagement Framework; • reviewed material legal and regulatory developments on climate risk management and governance, ESG disclosure and reporting, and diversity and inclusion; and • oversaw the Company’s Environmental, Sustainability, and Governance disclosures, including CN’s Climate Action Plan Report for inclusion in CN’s Information Circular, the 2022 Data Supplement to the Sustainability Report, the 2022 Sustainability Report, the 2023 CDP Climate Change questionnaire submission which included a TCFD conformance index and the Company’s 2023 annual report pursuant to Canada’s new Fighting Against Forced Labour and Child Labour in Supply Chains Act. Donations and Sponsorship • reviewed and approved the Company’s general donations and sponsorships strategy and goals; and • reviewed and approved the Company’s budget for donations and sponsorships. Committee Performance • reviewed the processes in place to evaluate the performance of the Governance, Sustainability and Safety Committee and assessed the committee’s performance. Submitted by the members of the Governance, Sustainability and Safety Committee. Schedule B CN-43 Circulaire EN.indb 93 2024-03-14 12:46

CN | Management Information Circular 2024 94 Report of the Human Resources and Compensation Committee The role of the Human Resources and Compensation Committee is to assist the Board in fulfilling its oversight responsibility of monitoring executive management’s performance assessment, compensation, succession planning and human resources practices. CURRENT MEMBERS Jo-ann dePass Olsovsky (Chair), Shauneen Bruder, Justin M. Howell, Susan C. Jones, Robert Knight and Al Monaco. Highlights The Human Resources and Compensation Committee, in accordance with its mandate: Succession Planning • analyzed succession pipeline to mitigate risk and bring greater emphasis on diverse talent, including in-depth functional talent reviews; • reviewed leadership teams and functional organizational structures to ensure strong incumbent fit, including supplementing talent and skills with external hires; and • identified how best to monitor performance and create key indicators to assess and measure delivery against value allocation. President and Chief Executive Officer Compensation • reviewed corporate goals, objectives and priorities relevant to the President and Chief Executive Officer, evaluated her annual performance based on those goals, objectives and priorities and recommended compensation based on this evaluation, for approval by the independent Board members. Appointment of Executive Officers • reviewed changes to the Company’s management structure; and • recommended the appointment of executive officers and approved the terms and conditions of their appointment and termination or retirement. Executive Compensation • conducted a comprehensive market review of the Company’s compensation practices for executive management to ensure the Company’s compensation strategy was aligned with CN’s goal of attracting and retaining strong talent; • reviewed the validity of the Company’s benchmark group used in determining the compensation of executives and recommended for approval amendments thereto; • reviewed and recommended for approval amendments to the Company’s incentive plans, including the ESIP, STIP and LTIP, subject to regulatory and shareholder approvals where applicable, and the Company’s executive share ownership requirements; • reviewed and recommended for approval the Financial Statement Compensation Recoupment Policy in response to new listing standards rules adopted by the NYSE; • reviewed the evaluation of the performance of the President and CEO’s direct reports and recommended to the Board their compensation; • monitored any potential risks that could arise from CN’s compensation programs and practices, while ensuring proper risk identification and mitigation practices were in place; • reviewed and recommended proposed targets under the AIBP, performance targets related to PSUs as well as the aggregate LTI grant envelope; and • closely monitored bonus outlook, as well as PSU vesting outlook and recommended to the Board payout under the AIBP. Executive Compensation Disclosure • reviewed new material legal and regulatory requirements applicable to the Company regarding human resources and executive compensation matters, notably regarding executive compensation disclosure and best practices; and • reviewed and recommended for approval by the Board the report on executive compensation for inclusion in the Information Circular. Compensation Philosophy • monitored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short- and longer-term performance of the Company; • reviewed and recommended for approval amendments to the Company policy relating to the positioning of total direct compensation for executives; and • reviewed and recommended for approval amendments to the Company’s incentive plans and the Financial Statement Compensation Recoupment Policy. Pension Plans • conducted a comprehensive market review of the Company’s defined contribution pension plans; • reviewed and recommended for approval amendments to the Canadian and U.S. Defined Contribution Pension Plans; and • reviewed and recommended for approval the terms of reference of the Canadian Defined Contribution Pension Plans Committee. Human Resources Initiatives • monitored pension and strategic labour and social issues, including periodic updates on labour relations and negotiations; • monitored the Company’s diversity and inclusion strategy, targets and progress thereon with respect to executive management positions; • reviewed and discussed strategies for hiring, training, engaging, and developing talent with a focus on under-represented groups; and • reviewed culture and engagement strategies and programs. Committee Performance • reviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee and assessed the committee’s performance; • reviewed and approved amendments to the Human Resources and Compensation Committee charter; and • retained the service of independent compensation advisors to help it carry out its responsibilities and approved appropriate fees for such services. Submitted by the members of the Human Resources and Compensation Committee. Schedule B CN-43 Circulaire EN.indb 94 2024-03-14 12:46

CN | Management Information Circular 2024 95 Report of the Pension and Investment Committee The role of the Pension and Investment Committee is to review pension-related matters broadly, including, reviewing the activities of CNID, reviewing and approving CNID Incentive Plan and award payouts thereunder, advising CNID on investment of assets of CN’s Pension Trust Funds, approving certain of the investments made by CN’s Pension Trust Funds, and being informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy. The Pension and Investment Committee is a mixed committee composed of members of the Board of Directors as well as officers of the Company (not shown here). At the end of 2023, following a strategic review of CNID and of the governance structure of CN’s Pension Trust Funds, the Board approved changes to the governance structure and CNID to further enhance the oversight of pension assets and liabilities. While the Board retained responsibility for the overall pension risk strategy, formal oversight of its implementation and monitoring of CNID activities have been delegated to the Pension Advisory Working Committee (the “PAC”), a management-level committee. The change is intended to further reinforce an integrated approach to pension management with a focus on the funded status of CN’s defined benefit plans and associated risks. CURRENT MEMBERS Justin M. Howell (Chair), Shauneen Bruder, David Freeman, Susan C. Jones and Margaret A. McKenzie. Highlights The Pension and Investment Committee, in accordance with its mandate: • reviewed the activities of CNID and advised CNID on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures; • reviewed and approved the Statements of Investment Policies and Procedures for CN’s pension plans along with their respective Policy Portfolios; • reviewed and approved the Derivative policy for CN’s pension plans; • reviewed and approved the Investment Strategy of CNID; • reviewed and approved CNID Incentive Plan and any award payouts thereunder; • reviewed and approved the annual budget of CNID; • in conjunction with the President and Chief Executive Officer of CN, oversaw and determined the hiring, compensation, performance assessment, leadership development and succession planning of CNID executives, including the President and CEO of CNID, subject to the approval of the Human Resources and Compensation Committee and the Board, only as to the President and Chief Executive Officer of CNID; • approved the overall pension risk management strategy and reporting thereon to the Board; • oversaw implementation of the overall pension risk management strategy by the PAC Committee and CNID; • reviewed and recommended to the Board actuarial valuations and funding of CN’s pension plans; • reviewed management’s assessment of the effectiveness of internal controls relating to CN’s pension plans and the CN Pension Trust Funds; • reviewed and approved the governance structure of the PAC; • appointed members of the management PAC Committee and its Chair; • reviewed the ESG integration initiatives of CNID; and • reviewed CNID’s business strategy. Committee Performance • reviewed the processes in place to evaluate the performance of the Pension and Investment Committee and assessed the committee’s performance. Submitted by the members of the Pension and Investment Committee. Schedule B CN-43 Circulaire EN.indb 95 2024-03-14 12:46

CN | Management Information Circular 2024 96 National Instrument 52-110—Audit Committees of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer to our Annual Information Form—section “9.2 Audit Committee Disclosure” and “Schedule A – Charter of the Audit, Finance and Risk Committee”—available on SEDAR+ at www.sedarplus.ca and on our website at www.cn.ca, under “Investors” for a description of the education and relevant experience of the Audit, Finance and Risk Committee members and with regards to the charter of our Audit, Finance and Risk Committee. The Audit, Finance and Risk Committee met seven times in 2023, and held in camera sessions at each meeting. The report of the Audit, Finance and Risk Committee, set forth in Schedule “B” of this Information Circular, outlines the major subject areas reviewed by the Committee during the year, in compliance with its mandate. Schedule “C” | Additional Audit, Finance and Risk Committee Disclosure Non-Audit Services The mandate of the Audit, Finance and Risk Committee provides that the Audit, Finance and Risk Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit, Finance and Risk Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit, Finance and Risk Committee. Audit Quality and Comprehensive Review of External Auditor The Audit, Finance and Risk Committee oversees and monitors the qualifications, independence and performance of our external auditor. In 2022, the Audit, Finance and Risk Committee conducted a comprehensive review of CN’s external auditor to ensure audit quality as required by the Committee’s Mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the five-year period ended December 31, 2021 with emphasis on the last two years. The comprehensive review was broader and deeper than the Audit, Finance and Risk Committee’s annual auditor assessment and focused on the following key factors affecting audit quality: • independence, objectivity and professional skepticism of the external auditor; • quality of the external auditor’s engagement team; and • quality of the communications and interactions between the Audit, Finance and Risk Committee and the external auditor. The comprehensive review was led by the Chair of the Audit, Finance and Risk Committee with discussion and review by the full committee at three committee meetings in 2022. The Audit, Finance and Risk committee engaged CN’s internal auditor to collect data, conduct interviews and summarize findings in connection with the comprehensive review. In total, interviews were conducted with 19 participants including representatives from CN management, KPMG LLP and Audit, Finance and Risk Committee members (including two former Chairs of the committee). The interview questions and the additional documents and data collected were all linked to an Audit Quality Indicators Framework to facilitate the Audit, Finance and Risk Committee’s review and discussion. The Audit, Finance and Risk Committee determined that a key consideration of the comprehensive review was to address any possible risk of institutional familiarity resulting from KPMG LLP serving as the external auditor of CN since 1992. The Audit, Finance and Risk Committee reviewed this item through the following lenses: • Regulatory Requirements and Trends – in Canada and the U.S., the regulatory requirement continues to be audit partner rotation every seven and five years, respectively, with a five year cooling off period. Recent publications and research in both countries continue to support this practice along with the periodic comprehensive review of the external auditor rather than broadening the statutory scope to require periodic audit firm rotation; • Audit Tenure Benchmarking – as part of the data gathered in connection with the comprehensive review, the auditor tenure of the top 25 TSX listed companies and the Class I North American Railroads was reviewed. In both cases, the average audit tenure was greater than 25 years. • Analysis of audit partner rotation – the Audit, Finance and Risk Committee reviewed a detailed analysis of the partner rotation schedule including rotations and cooling off periods for each of the lead engagement partner as well as all other audit partners assigned to the CN audit to confirm that mandatory rotation schedules had been followed. The Audit, Finance and Risk Committee completed the comprehensive review in July 2022 and determined it was satisfied with the audit quality provided by KPMG LLP. To further enhance the quality of the audit, the Audit, Finance and Risk Committee recommended the following improvements to the process: • Effective for 2022, the amount of non-audit services provided to CN by KPMG LLP must be less than 25% of the total. This threshold will be reviewed annually by the Audit, Finance and Risk Committee as part of its ongoing oversight. • Audit partner rotation to include partners from offices other than Montreal, even if not required by rules, to further enhance audit partner independence. • Comprehensive review to be conducted every five years with annual assessments based on audit quality indicators following each audit. • Enhanced communication to shareholders and other stakeholder with respect to Audit, Finance and Risk Committee oversight of external auditor. Schedule C CN-43 Circulaire EN.indb 96 2024-03-14 12:46

CN | Management Information Circular 2024 97 Audit, Finance and Risk Committee Report Regarding Internal Control Over Financial Reporting The Audit, Finance and Risk Committee periodically received management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2023 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal controls over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”). The Audit, Finance and Risk Committee has discussed with KPMG LLP the matters required to be discussed by the PCAOB Auditing Standards No. 16 (Communication With Audit Committees) and Chartered Professional Accountants of Canada (“CPA”) Handbook—Assurance Section 260 (Communications With Those Charged With Governance) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act. KPMG LLP provided the Committee with written disclosures required by Rule 3526 of the PCAOB. The Audit, Finance and Risk Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company was remitted to the Audit, Finance and Risk Committee and it includes a written confirmation that KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent public accountants with respect to the Company within the meaning of all relevant U.S. professional and regulatory standards, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3520 of the PCAOB. Based on this review and these discussions, the Audit, Finance and Risk Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and be included in the Company’s annual report on Form 40-F for the year ended December 31, 2023 filed with the SEC. Education and Relevant Experience of the Audit, Finance and Risk Committee Members The Board of Directors believes that the composition of the Audit, Finance and Risk Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit, Finance and Risk Committee, all members of the Committee are financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards, and several members of the Committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each Committee member. In determining if a director is an “audit committee financial expert” under the rules of the SEC, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions. All members of the Audit, Finance and Risk Committee are financially literate and several members are audit committee financial experts under the rules of the SEC. Schedule C CN-43 Circulaire EN.indb 97 2024-03-14 12:46

CN | Management Information Circular 2024 98 CANADIAN NATIONAL RAILWAY COMPANY By-Law No. 2 A By-Law Relating to the Advance Nominations of Directors of the Company Schedule “D” | Advance Notice By-Law 1. Introduction. The purpose of this by-law of Canadian National Railway Company (the “Company”) is to provide shareholders, directors and management of the Company with guidance on the nomination of directors. This by-law is the framework by which the Company seeks to fix a deadline by which shareholders of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form. It is the belief of the Company and the board of directors of the Company that this by-law is in the best interests of the Company. This by-law will be subject to periodic review and, subject to the Act (as defined in Article 2), will reflect changes as required by securities regulatory or stock exchange requirements and, at the discretion of the board of directors of the Company, amendments necessary to meet evolving industry standards. 2. Definitions. As used in this by-law, the following terms have the following meanings: “Act” means the Canada Business Corporations Act and the regulations under the Act, all as amended, re-enacted or replaced from time to time. “Applicable Securities Laws” means (i) the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada, and (ii) the applicable United States federal and state securities laws, including, without limitation, the United States Securities Act of 1933, the United States Securities Exchange Act of 1934, each as amended from time to time, and the rules and regulations promulgated thereunder. “Board” means the board of directors of the Company. “Company” means Canadian National Railway Company. “person” means a natural person or a partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental or regulatory entity, and pronouns have a similarly extended meaning. “public announcement” means disclosure in a press release reported by a national news service in Canada and by a national news service in the United States, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval www. sedarplus.ca and under its profile on the Electronic Data Gathering and Retrieval system available on the United States Securities and Exchange Commission’s website at www.sec.gov, or any system that is a replacement or successor thereto. Terms used in this by-law that are defined in the Act have the meanings given to such terms in the Act. 3. Nomination Procedures. Subject only to the Act, Applicable Securities Laws and the articles of the Company, only persons who are nominated in accordance with the procedures set out in this by-law shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at a special meeting of shareholders if the election of directors is a matter specified in the notice of meeting: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders meeting by one or more shareholders made in accordance with the provisions of the Act; or (c) by any person (a “Nominating Shareholder”) who: 1. at the close of business on the date of the giving of the notice provided for below in this by-law and on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and 2. complies with the notice procedures set forth below in this by-law. 4. Nominations for Election. For the avoidance of doubt, the procedures set forth in this by-law shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Company. 5. Timely Notice. In addition to any other applicable requirements, for a nomination to be validly made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Company in accordance with this by-law. 6. Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice to the corporate secretary of the Company must be made: (a) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than thirty (30) days prior to the date of the meeting, provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder shall be made not later than the close of business on the tenth (10th) day following the Notice Date; (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made; provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Article 6 (a) or (b) above, and the Notice Date in respect of the meeting is not less than fifty (50) days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the fortieth (40th) day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth (15th) day following the Notice Date. Schedule D CN-43 Circulaire EN.indb 98 2024-03-14 12:46

CN | Management Information Circular 2024 99 In the event of an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof, a new time period shall commence for the giving of a timely notice under this Article 6. 7. Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Company must be in writing and must set forth or be accompanied by, as applicable: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each a “Proposed Nominee”): 1. the name, age, business address and residential address of the Proposed Nominee; 2. the principal occupation, business or employment of the Proposed Nominee, both present and for the five years preceding the notice; 3. whether the Proposed Nominee is a resident Canadian within the meaning of the Act; 4. the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; 5. a description of any relationship, agreement, arrangement or understanding (including financial, compensatory or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any Affiliates or Associates of, or any person or entity acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s nomination and election as director; 6. whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Company or its Affiliates or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Company and the interests of the Proposed Nominee; 7. whether the Proposed Nominee is eligible for consideration as an independent director under the relevant standards contemplated by Applicable Securities Laws or any stock exchange rules that may be applicable to the Company; and 8. any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; (b) as to each Nominating Shareholder: 1. the name, business and, if applicable, residential address of such Nominating Shareholder; 2. the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such Nominating Shareholder or any other person with whom such Nominating Shareholder is acting jointly or in concert (and for each such person any options or other rights to acquire shares in the capital of the Company, any derivatives or other securities, instruments or arrangements for which the price or value or delivery, payment or settlement obligations are derived from, referenced to, or based on any such shares, and any hedging transactions, short positions and borrowing or lending arrangements relating to such shares) with respect to the Company or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; 3. the interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which may be to alter, directly or indirectly, such Nominating Shareholder’s economic interest in a security of the Company or such Nominating Shareholder’s economic exposure to the Company; 4. full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder, or any of its Affiliates or Associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the Board; and 5. any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant o the Act or any Applicable Securities Laws; and (c) a written consent duly signed by each Proposed Nominee to being named as a nominee for election to the Board and to serve as a director of the Company, if elected. Reference to “Nominating Shareholder” in this Article 7 shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal. The Company may also require any Proposed Nominee to furnish such other information, including completion of the Company’s directors questionnaire, as it may reasonably require to determine whether the nominee would be considered “independent” as a director or as a member of the audit committee of the Board of Directors under the various rules and standards applicable to the Company in the same manner as such rules and standards are applicable to the Company’s other directors. In addition to the provisions of this by-law, a Nominating Shareholder and any Proposed Nominee shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth herein. 8. Currency of Notice. All information to be provided in a Nominating Shareholder’s notice pursuant to this by-law shall be provided as of the date of such notice. To be considered timely and in proper form, a Nominating Shareholder’s notice shall be promptly updated and supplemented if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting. 9. Power of the Chair. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this by-law and, if any proposed nomination is not in compliance with this by-law, to declare that such defective nomination shall be disregarded. 10. Delivery of Notice. Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Company pursuant to this by-law may only be given by personal delivery or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the corporate secretary of the Company, at the address of the principal executive offices of the Company, provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Montreal time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day. 11. Board of Directors Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this by-law. 12. Effective Date. This by-law shall come into force upon its confirmation by the shareholders of the Company at its 2024 Annual Shareholder Meeting. Schedule D CN-43 Circulaire EN.indb 99 2024-03-14 12:46

CN | Management Information Circular 2024 100 Schedule “E” | Shareholder Proposal A shareholder proposal has been submitted for consideration at the Meeting by Vancity Investment Management Ltd. (“Vancity”) on behalf of Vancity and Reynders, McVeigh Capital Management, investors collectively holding at least $2,000 worth of CN common shares. The full text of the proposal and supporting comment, in each case as they were submitted to the Company by Vancity, is set out in italics below, together with the Company’s response thereto and the Board of Directors’ voting recommendation. Proposal–Request for the Board of Directors to negotiate sick leave policies with all unions representing CN’s U.S. Workforce RESOLVED – Shareholders ask the Board of Directors to negotiate paid sick leave policies with all unions representing Canadian National Railway’s U.S. workforce. These polices should ensure that all CN employees are able to utilize paid sick leave benefits without being subject to discipline under CN’s employee attendance policies. Supporting Statement One out of five people working in the United States have no access to earned sick time, or “paid sick leave”, for short-term illness, health needs and preventive care.(1) They often face an impossible choice when they are sick: stay at home and risk their economic security or go to work and risk their coworkers’ and the public’s health. CN has significantly lagged all but one other Class I railroad in the amount of paid sick leave agreements it has negotiated with unions representing its U.S. workforce since the last round of national bargaining concluded. As the COVID-19 pandemic has shown, paid sick leave is a crucial component of public health by allowing sick workers who are contagious to isolate themselves from their coworkers and the public. One study found a 56% reduction in COVID-19 cases as the result of temporary federally mandated COVID-19 paid sick leave in states that did not previously have paid sick leave.(2) State and local paid sick leave laws have also been shown to reduce influenza-like illness infections without causing negative effects on employment or wages.(3) Under the Railroad Unemployment Insurance Act, railroad employees are only entitled to sickness benefits after seven days of illness.(4) Railroad employees and their unions have expressed concern that these benefits are inadequate, and that employees risk discipline if they need to take unscheduled time off due to sickness.(5) Workers’ concerns about the need for paid sick leave have been exacerbated by the railroad industry’s adoption of “precision scheduled railroading” that has reduced railroad carrier staffing levels by 30 percent since 2015.(6) In 2022, members of various railway unions rejected tentative agreements that did not contain employer provided paid sick leave benefits.(7) According to the Association of American Railroads, a nationwide rail shutdown due to a labor dispute could cost the U.S. economy more than $2 billion a day.(8) As a result of legislation passed in Canada in 2022, all of Canada’s federally regulated employees, including CN’s Canadian employees, get up to 10 days of paid sick leave a year. The implementation of this requirement in Canada has created a disparity where CN’s Canadian workforce has immediate paid sick leave, but its U.S. based workforce is only entitled to sickness benefits after seven days of illness. That disparity does not make sense from a financial or operational perspective. The Board of Directors recommends that shareholders vote AGAINST this proposal, for the following reasons: CN has an uncompromising commitment to the health and safety of our employees, and we strive to help all employees grow, develop their talent and plan for their future. We recognize that without our people, we would not be able to fully execute on our business strategy. All CN employees have the ability to take time off when they are sick, without fear of retaliation. CN has negotiated paid sick leave agreements with unions representing most of its U.S. employees, other than locomotive engineers and conductors. These agreements are similar to those negotiated by the rest of the Industry. For U.S. locomotive engineers and conductors, CN has pioneered a different framework which has successfully balanced our employees’ desire to improve quality of life with our need for predictability and reliability, and which has helped CN to attract and retain employees. These entitlements are additive to those provided to our employees under U.S. laws, as well as to CN’s short and long-term disability programs. As noted above, CN has negotiated paid sick leave arrangements with non-operating craft unions (shopcraft, engineering, clerical, and dispatch), representing most of our U.S. employees, on terms consistent with those negotiated by other Class I railroads in the U.S. As of the date of this Information Circular, with the exception of locomotive engineers and conductors, CN had reached agreements on paid sick leave with all but one of the unions representing our U.S. unionized employees. These agreements provide for an annual paid sick day allotment in addition to the ability to use personal leave days each year for unplanned illness. CN has and continues to offer the same terms to the remaining union. With respect to the locomotive engineers and conductors, CN has negotiated an hourly rate compensation framework, with all employees receiving a minimum of 10 hours pay for each workday. Most importantly, all CN conductors and engineers in the US have weekly schedules that contain very clearly defined workdays and days off. Because of the predictability of working on schedules, CN engineers and conductors can plan their regularly scheduled medical appointments. Locomotive engineers and conductors are also given paid leave days based on their years of service and accumulate those significantly faster than their peers in the railroad industry, allowing them to bridge the gap to regulated leave entitlement. (1) https://www.bls.gov/ncs/ebs/benefits/2021/employee-benefits-in-the-united-states-march-2021.pdf (2) https://www.healthaffairs.org/doi/10.1377/hlthaff.2020.00863 (3) https://voxeu.org/article/pros-and-cons-sick-pay (4) https://rrb.gov/Benefits/UB9 (5) https://www.nytimes.com/2022/10/28/business/railroad-workers-strike-threat.html (6) https://www.nytimes.com/2022/09/15/business/economy/railroad-workers-strike.html (7) https://www.npr.org/2022/11/17/1136459343/railroads-rail-workers-strike-negotiations-labor-union (8) https://www.aar.org/wp-content/uploads/2022/09/AAR-Rail-Shutdown-Report-September-2022.pdf Schedule E CN-43 Circulaire EN.indb 100 2024-03-14 12:46

CN | Management Information Circular 2024 101 In 2023, CN introduced new attendance guidelines built on a flexible, non-punitive notification process. In 2023, only 0.12% of employees (three employees in total) that took non-contractual days off were ultimately found to have committed a sanctionable breach of the attendance guidelines. This number is inconsistent with the suggestion that CN’s U.S. employees cannot take unplanned sick leave without fear of retaliation. Simply put, unionized employees in the US that are scheduled to work and are incapable to do so because of an illness are allowed to book time off, without fear of reprisal, whether they have paid days available or not. With respect to retaliation specifically, CN has adopted a clear policy, outlined in our Code of Business Conduct, and has a zero-tolerance policy for retaliation for reporting issues in good faith. Employees that believe they have not been treated fairly have several options: • any discipline assessed under our Management Attendance Policy is subject to formal investigation under the process set out in the Collective Bargaining Agreement; any decision made by Management can be grieved by the employee’s union; • employees can report any violation of the Code of Business Conduct (including a violation of our non-retaliation policy) to their Human Resource Manager, the Law Department, CN’s Ombudsman or CN’s Hotline; • U.S. statutes include employee protection against retaliation for engaging in protected activities; this includes prohibition against discipline or threat of discipline against an employee for requesting medical or first aid treatment, or for following orders or a treatment plan of a treating physician. CN’s commitment under the Code of Business Conduct is that all good faith inquiries will be handled promptly and confidentially unless disclosure is authorized by the employee, required by law, or necessary to conduct a review or negotiation. We further commit to our employees that they will not be penalized, discharged, demoted, or suspended, nor will they suffer any retaliation, for reporting issues in good faith. We also commit that there will be no repercussions for seeking guidance on how to handle suspected illegal acts or violations of the rules. In view of the foregoing, the Board does not agree that CN “significantly lags” other Class I railroads in respect of employee wellbeing. On the contrary, CN has either negotiated paid sick leave arrangements with our U.S. workforce that are consistent with other Class I railroads or implemented a novel framework that provides our employees with a better work-life balance that protects their wellbeing in general. Through a combination of contractual and statutory provisions, CN employees are protected against retaliation in general, and specifically as it relates to their ability to take time off due to illness. For these reasons, the Board is of the view that Vancity’s proposal is unwarranted since CN has already addressed the concern the proposal is designed to address. The Board recommends that shareholders vote AGAINST the proposal. Schedule E CN-43 Circulaire EN.indb 101 2024-03-14 12:46

cn.ca PRINTED IN CANADA The Forest Stewardship Council® (FSC®) is an international certification and labelling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody-certification system. CN shows its concern for protecting the environment through the use of certified paper. CN-43 Circulaire EN.indb 4 2024-03-12 19:17